SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated May 19, 2016

BT GROUP PLC

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Enclosure: BT Group plc – Annual Report & Form 20-F 2016 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
Name:	Dan Fitz
Title:	Company Secretary

Date: May 19, 2016

2

BT Group plc
Annual Report & Form 20-F 2016

BT

Broadening and deepening our customer relationships

openreach

Front cover and above image Bethany Johnson, BT apprentice Bethany’s Story

The cover of our 2016 Annual Report features Bethany Johnson, a service delivery apprentice in her second year with the company. Working for Openreach, Bethany makes a difference to customers every day, helping them to get connected and making sure they’re happy with their service. For Bethany, her role is about earning the customers’ trust and doing a vital job right, the first time.

Bethany is one of 1,700 apprentices and graduates that we’ve hired in the past two years, with a further 1,400 roles announced in February 2016. We’ll also have returned 2,000 contact centre roles to the UK as part of our commitment to answer more customer service calls within the UK. This is one part of the investment we’re making to deliver superior customer service and to grow our business.

Online Annual Report www.bt.com/annualreport

More than 25m businesses and homes now have access to superfast broadband and the UK has seen a massive increase in average broadband speed – from just 4Mbps in 2009 to almost 29Mbps in 2015.

Together with the efforts we are making to transform our costs, our focus on investment and growth will deliver our strategy of broadening and deepening our customer relationships. Find out more throughout this Annual Report and on our website.

Delivering our purpose update www.btplc.com/Purposefulbusiness

Welcome to BT Group plc’s

Annual Report 2016

This is the BT Annual Report for the year ended 31 March 2016. It complies with UK regulations and comprises part of the Annual Report and Form 20-F for the US Securities and Exchange Commission to meet US regulations.

This is the second year that we’ve applied an Integrated Reporting (IR) approach to how we structure and present our Annual Report.

IR is an initiative led by the International Integrated Reporting Council (IIRC). Its principles and aims are consistent with UK regulatory developments in financial and corporate reporting. We’ve reflected guiding principles and content elements from the IIRC’s IR Framework in preparing our Annual Report. This is most obvious in the representation of our business model. This year, we use an expanded set of icons for the inputs, outputs and outcomes of the business model. We hope this will improve linkage between the business model and the rest of the Strategic Report. And the colours of the icons provide a mapping to the IIRC’s ‘capitals’.

Throughout the report look out for these

Reference to other pages within

the report

Reference to video content online

Reference to further reading online

Business model icons like these.

They are defined on page 28.

Please see the cautionary statement regarding forward-looking statements on page 248.

The Purpose and strategy, Delivering our strategy, Our lines of business and Group performance sections on pages 19 to 108 form the Strategic Report. The Governance section on pages 109 to 155 forms the Report of the Directors.

Contents
2	Chairman’s introduction
3	Overview – BT in focus

The Strategic Report

19	Purpose and strategy
20	Chief Executive’s introduction
21	Our purpose
21	Our goal
21	Our strategy
24	Our culture

25	Delivering our strategy
26	Operating Committee
28	Our business model
31	Financial strength
31	Our people
34	Our networks and physical assets
36	Research and development
37	Brand and reputation
38	Stakeholders and relationships
43	Protecting the environment
45	Our performance as a sustainable and responsible business
46	Our risks

57	Our lines of business

93	Group performance
94	Group Finance Director’s introduction
96	Group performance

109	Governance
110	Chairman’s governance report
111	How we govern the group
112	Board of Directors
114	The Board
118	Reports of the Board committees
149	Directors’ information
150	General information
154	Shareholders and Annual General Meeting

157	Financial statements
158	Auditors’ reports – consolidated financial statements
165	Consolidated financial statements
170	Notes to the consolidated financial statements
222	Auditors’ report – parent company financial statements
223	Financial statements of BT Group plc
228	Related undertakings

239	Additional information
240	Alternative performance measures
243	Selected financial data
245	Financial and operational statistics
248	Information for shareholders
264	Cross reference to Form 20-F
268	Glossary of terms

2 BT Group plc
Annual Report 2016

An introduction from our Chairman

This has been a landmark year for BT. We have completed the acquisition of EE, helped take superfast broadband to 90% of the country and delivered our best revenue growth in more than seven years.

Investing in digital Britain

This year we reached the milestone of bringing our fibre broadband network to 25 million premises. This has been one of the fastest deployments of fibre broadband anywhere in the world. Rollout has been on budget and ahead of schedule. The UK has the highest fibre broadband availability of major European countries, delivered at some of the lowest prices.

Openreach's investment in its fibre broadband network, which is open to all providers on an equal basis, has been key to this progress. It has been a real success story for the UK.

Being part of the wider BT Group has given Openreach the confidence and ability to invest at scale and pace. And we have plans to go further:

- delivering the minimum broadband speeds needed for every home to enjoy the most popular internet services;
- expanding the reach of fibre broadband beyond the Government's current 95% target; and
- taking the UK from a superfast nation to an ultrafast one – making a fibre-to-the-premises service more widely available together with an ambition to bring ultrafast broadband to 12 million premises by the end of 2020.

But in order to do this we need regulatory support and the right policy framework. We are open to discussions with Ofcom and industry to achieve a strengthened but proportionate form of the current model of Openreach governance to allow it to continue to invest at pace.

Investing in new products and services

This year we launched our new European football content and are pleased with the response from our customers. BT Mobile has also done well, adding 400,000 customers in just a year since launch. The acquisition of EE in January will allow us to bring together the best UK mobile network with the largest superfast broadband network, providing more innovative, converged products and services. For business customers, we launched a host of cloud-based services and a number of security products to help protect organisations from growing cyber security threats.

Investing to improve the customer experience

Our customers have benefited from the investments we have made in our networks and products. But our customer service has not been good enough. We are investing more in this area and hired 900 new engineers and more than 900 new contact centre agents as we look to bring jobs back to the UK.

While Openreach hit all 60 of the minimum service levels set by Ofcom, and the group ended the year on a good trajectory, we did not hit our internal targets. We have to do much better to match customers' growing expectations.

Investing in our global presence

We operate across the globe. Around a fifth of our revenue comes from outside the UK. The new divisional structure we have put in place from April 2016 will give Global Services a sharper focus on serving major global and international businesses and organisations. We seek a level regulatory playing field in support of this and have been encouraged by progress towards genuine reform in the US this year and by efforts to implement the EU's digital single market.

The upcoming EU referendum creates some market uncertainty and risk. BT believes that staying in a reforming EU would be in the best interests of our business.

Changes to the Board

As disclosed in last year's Annual Report, Warren East stepped down from the Board last May as a result of his appointment as chief executive of Rolls-Royce. I'm delighted to welcome Mike Inglis who joined the Board in September 2015. Mike's insight and in-depth experience in the technology industry will be a great asset for BT and the Board.

Tim Höttges, CEO of Deutsche Telekom, joined the Board in January 2016. This followed the EE acquisition which resulted in Deutsche Telekom becoming a 12% shareholder in BT. I'm very pleased to have Tim on the Board; he has already provided valuable advice and insight.

Rewarding our shareholders

The investments we have made are delivering for the business and resulted in revenue growth at the top end of our outlook range for the year. Our goal is to continue to deliver sustainable profitable revenue growth. Together with our cost transformation activities, this will support long-term cash flow growth and therefore value creation for shareholders. As a result of the good progress in the year, the Board is proposing a final dividend of 9.6p, up 13%. This gives a full year dividend of 14.0p, also up 13%.

Our dividend policy is to pay a progressive dividend. Our confidence in future cash flow generation means that we expect to grow the dividend per share by at least 10% for each of the next two years.

/s/ Sir Michael Rake

Sir Michael Rake
Chairman
4 May 2016

3

Overview	The Strategic Report	Governance	Financial statements	Additional information

Inside BT in focus

BT in focus

We’re one of the world’s leading communications services companies. Our goal is to deliver sustainable profitable revenue growth by broadening and deepening our customer relationships. We made good progress on our goal, delivering the best revenue performance for more than seven years. And we bought EE, putting us in a strong position for the future.

This section gives an overview of who we are and how we did in the year. It also gives examples of how we are broadening and deepening our customer relationships.

4    Who we are and what we do

5    Our lines of business

6    Year in review

8    Our performance in the year

9    Progress on our investments

Broadening and deepening

our customer relationships

10  At the heart of family life

12  Better connections

      for better business

14  Driving performance

16  Creating a digital champion

18  Celebrating a London

      landmark

Broadening and deepening our customer relationships

Who we are

We’re one of the world’s leading communications services companies. We’re based in the UK but we serve customers across 180 countries.

What we do

Our purpose is to use the power of communications to make a better world. We’re here to meet the needs of our customers, delivering the experience, products and services that matter to them. Our services are vital to our customers and their communities. And we look for ways of using those services to deliver wider social benefits.

We sell fixed-voice, broadband, mobile and TV products and services to consumers in the UK. For businesses we offer a variety of communications services ranging from phone and broadband through to complex managed networked IT solutions and cyber security protection. Many public services rely on our technologies. And in the UK we help more than 500 other Communications Providers (CPs) to serve their own customers.

How we do it

We have 102,500 employees. Their commitment, expertise and diversity are key to the success of our business. We invest in them so they can do their jobs better and are more engaged. And we encourage them to volunteer in the community.

Our networks and platforms are the foundations of the products and services we sell. We invest extensively in these. We’re also one of the largest investors in research and development in the UK and this has underpinned a long history of innovation. This helps us offer new and improved products and find better ways of doing things.

We’re organised around six customer-facing lines of business, with support from an internal service unit. You can see how they did in the year on the next page.

Our goal and strategy

Our goal is to deliver sustainable profitable revenue growth. This will support cash flow growth over the long term. We’ll use this to reward our shareholders and other stakeholders.

To achieve our goal we need to broaden and deepen the relationships we have with our customers. That means making sure we stay relevant to them as markets, lifestyles and technologies change. This is the theme of our Annual Report and throughout it you’ll find examples of how we’re doing this.

The three pillars of our strategy (page 21) support our goal: delivering superior customer service; transforming our costs; and investing for growth.

Customers’ expectations continue to rise and there is more we need to do to provide the experience they deserve. The better their experience, the more we’ll sell and the less time and money we need to spend putting things right. And the better we manage our costs, the more we can invest in giving customers what they need.

We’re building a culture that means we can respond quickly and provide our customers with a great experience. Our new values embody this: Personal; Simple; Brilliant. They will help us deliver our goal and strategy, and fulfil our purpose.

a Before specific items; includes EE from 29 January 2016.

5

Overview	The Strategic Report	Governance	Financial statements	Additional information

Our lines of business

BT Global Services

We help around 6,200 corporate and public sector customers. We’ve consolidated our position as a leading global business communications provider.

This year we grew revenue[a] in continental Europe and AMEA[b] but overall revenue declined, driven by lower UK public sector income. Despite this, we grew our cash flow. We’ve also delivered a better mix in our order intake, winning more brand new business. Looking ahead, our security and cloud-based products will help us deepen our customer relationships.

BT Business

We sell communications and IT services in the UK and the Republic of Ireland. We are leaders in fixed-voice, networking, cloud services and broadband. Revenue[a] was flat in the year but we increased EBITDA for the fourth year running through cost transformation. We have sold more fibre broadband and IP-based products. And the acquisition of EE will help us provide even more products to our customers.

EE

We acquired EE on 29 January 2016, bringing together the UK’s best mobile network with the largest superfast broadband network. This puts us in a great position to meet the growing demand from UK consumers and businesses for converged digital services.

BT Consumer

We’re the largest provider of consumer broadband and fixed-voice telephony in the UK. Revenue growth of 7% has been driven by broadband take-up, our new BT Sport Europe channel and BT Mobile. But our investments in these areas meant EBITDA grew by less. We increased our broadband market share for the seventh year in a row, had our best-ever take-up of TV, and our lowest line losses for more than eight years.

 Openreach

We look after the network that runs from the local exchange to people’s homes and businesses. We sell services to all CPs (including parts of BT) on an equivalent and arms-length basis. We’ve brought fibre broadband to more than 25m premises, or around 85% of the country. With other networks, 90% of all premises can now get fast broadband. We achieved all 60 of the minimum service levels set by Ofcom for the year. We also announced the Openreach Charter, setting out our commitments to improving service and building Britain’s connected future.

BT Wholesale

We provide network products and services to over 1,400 CPs in Great Britain. Revenue[a] rose by 1%, reversing the falls of the previous three years. But EBITDA fell by 3%, reflecting a changing product mix. Customer satisfaction continued to rise as a result of our investments in self-service systems and tools.

BT TSO

We’re the internal technology unit responsible for delivering and operating BT’s networks, platforms and IT systems. This year we’ve maintained and refreshed the technology in our networks and service platforms. And we’ve improved the reliability of our IT systems.

a Underlying revenue excluding transit.

b Asia, Middle East and Africa.

6	BT Group plc
Annual Report 2016

Year in review

We’ve had a busy and successful twelve months

Since our last Annual Report, a lot has happened. We’ve agreed partnerships with some of the world’s biggest brands, launched new products, helped improve the tech literacy of hundreds of thousands of children and created thousands of new apprenticeships and jobs. And we’ve completed the acquisition of EE, the UK’s leading mobile operator.

Apr

The introduction of BT Media Move – a new collaboration with IBM’s content transfer company Aspera – will allow huge media files to be transferred faster than ever before. It uses fast, adaptive, secure protocol (FASP) technology, in combination with the BT Nexus network, meaning users will get transfer speeds 70 to 100 times faster than traditional solutions.

Sep

Over the 2014/15 school year we supported 12,500 teachers, helping to give 344,000 children better teaching in computer science as part of our tech literacy programme. This is designed to tackle today’s tech paradox – young people being great tech consumers but few understanding how it works. We’re on track to reach a further 15,000 teachers and 400,000 children by the end of the 2015/16 school year.

7

Overview	The Strategic Report	Governance	Financial statements	Additional information

Oct

Jan

We announced plans to create 1,000 permanent UK jobs as part of our commitment to answer 90% of BT Consumer customers’ calls from within the UK by March 2017. All the positions will be filled by April 2017.

Our acquisition of EE completed, putting us in a strong position by bringing together the UK’s leading 4G mobile network and the largest superfast fixed network.

BT in focus 2015/16

Performance

in the year

We’ve delivered a strong financial performance this year at the same time as continuing to invest extensively in our business and networks.

We’ve delivered on our outlook with our main revenue measure, underlying revenue excluding transit (which by definition excludes EE) up 2.0%, the best performance for more than seven years.

We were delighted to complete our acquisition of EE, the UK’s best 4G mobile network provider, in January. Including EE’s contribution, our adjusted profit before tax was up a healthy 9%.

We grew our adjusted earnings per share by 5%. And normalised free cash flow was £3.1bn, up 9%. Normalised free cash flow excluding EE was £2.8bn, in line with our outlook.

We’ve invested across the business and are seeing good results. With Openreach as part of the group, we’ve had the confidence and ability to invest at scale and speed in the UK’s digital infrastructure.

Our capital expenditure was £2.65bn, up 14% reflecting our investments in fibre broadband and £111m from EE.

But we need to do better on service. Our key measure of customer service, ‘Right First Time’ (RFT) was down 3.0% compared with a 4.7% increase last year. While Openreach hit all 60 of Ofcom’s minimum service levels, this is just the start and we have ambitious goals. That’s why Openreach is tackling missed appointments, why BT Consumer is upgrading repair service levels and why EE and BT Consumer are returning contact centre work to the UK.

a Financial outlook we gave at the start of the year and reaffirmed in February.

b Excludes impact of EE.

c Cumulative improvement since 1 April 2009.

9

Overview	The Strategic Report	Governance	Financial statements	Additional information

Progress on

our investments

There’s a clear link between our strategy, the performance of the business and how we reward our people. This includes the variable elements of our senior executives’ pay.

The investments we’re making in our five strategic growth areas underpin our strategy. They also drive our financial and operational performance, which in turn contribute to our KPIs. This page provides a snapshot of the progress we’ve made in these investment areas.

a Asia Pacific, the Middle East and Africa.

10 BT Group plc
Annual Report 2016

Samad Hussain
Customer care apprentice

Samad Hussain is one of our customer care apprentices. We've invested in broadening our contact centre agents' skills, so they can address more issues in a single call. That means they can get more things done right first time, making our customers' lives easier. For Samad, customer relationships are about valuing people's time.

"People don't want to be on the phone for longer than they have to, and being passed around is frustrating. That's why it's fantastic to be able to answer more questions. I might start by helping someone with their broadband and then explain what more they can do with their TV, or something related to their bill.

For me, there's no better feeling than knowing you've solved a problem a customer had."

Unlimited BT Infinity 2 Broadband
upto 76Mbps
BT TV
including BT Sport with exclusive European football

At the heart of family life

We play a central role in the lives of millions of families, providing fast, safe internet, great TV, and phones both in the home and on the go.

Will and Collette's story

Will and Collette have two sons, Isaac and Jacob. Our services are essential to their family life – at home and out and about.

Will works from home as a developer, using a virtual private network. So superfast broadband is vital when it comes to getting his job done. It also means the kids can play and learn online, protected by BT Parental Controls. Unlimited Anytime Calls let everyone stay in touch with family and friends. And when it comes to TV, the kids love cartoons on BT TV, while the family comes together for the exclusive football as well as rugby and tennis on BT Sport.

Away from home, BT is just as important to the family. BT Wi-fi hotspots mean that their tablet works at the allotment, letting Collette stream music while she works – and dig up horticultural tips online. If anyone's forgotten to set a programme to record, the BT TV app can fix the problem instantly. And if she does need to make a call, Collette's BT Mobile phone gives her great value for money as well as great coverage.

For Will, it's simple. "We love what we get from BT, and we're happy. I wouldn't be able to work the way I do without superfast broadband, and we feel secure as parents knowing our kids are safe online. Wi-fi when we're out and about is incredibly useful, and things like BT Sport and the BT TV app are the icing on the cake."

See the Newmans' story in full at www.btplc.com/thenewmans

Unlimited Anytime Calls
to stay in touch with family and friends
BT Parental Controls
for safe online browsing at home

12 BT Group plc
Annual Report 2016

JOSS
JACK'S YAK
THE GRETA
smith

60%
of sales through homeofmillican.com

Paul Cretney
Connecting Cumbria project manager

Paul is our project manager for the Connecting Cumbria initiative.

In Cumbria, around 7,000 businesses operate from villages, hamlets and isolated properties. It's why BT is committed to helping push fibre to those that are hardest to reach, like Millican. Faster broadband breaks down the barriers to doing business and helps small businesses to compete on an equal footing with larger ones.

Paul says: "There is no quick and easy way to get superfast broadband to rural areas. It involves challenges above and beyond those you encounter in towns and cities, but we're passionate about what we're doing. We've already exceeded our targets and reached more than 100,000 properties and we're on track to reach 95% of homes and businesses by the end of 2017."

VoIP
a 'plug and play' phone system
BT Infinity Broadband
speeds sufficient to run a global business
cactus!

Better connections for better business

We're helping hundreds of thousands of the UK's small and medium-sized businesses to succeed. Millican's business couldn't exist without the technology we provide.

Jorrit's story

Millican founder, Jorrit Jorritsma, describes his company as a "community of people, active travellers and creatives, not a corporate entity." He sees business as having the power to be a force for good, setting an example in making conscious, sustainable choices, and being transparent about what they do.

Based in a studio on a farm outside Keswick in the English Lake District, Millican sells rucksacks, travel bags and accessories to the world. Their business focuses on the use of sustainable materials and an ethical mindset.

We help Millican by providing the broadband access which lets them build a global business from the edge of rural Britain. We help Jorrit and his team communicate with customers wherever they are in the world, work with freelance partners on several continents, and use cloud-based solutions to streamline and launch in markets around the world.

Millican's online customers and retail partners have direct phone, email and social media contact, helping them choose the best product, as well as getting servicing and aftercare advice.

For Jorrit, the difference we've made is as simple as Millican existing or not. Because while face-to-face contact with partners, customers and suppliers remains important, most of their business is handled remotely, and enabled through technology.

See Jorrit's story in full at
www.btplc.com/millican

14 BT Group plc
Annual Report 2016

200
sensors transmitting real-time information
Rexona
Rexona
@ValtteriBottas
@ValtteriBottas
WIHURI
2.5TB
of data (more than 4,300 HD TV programmes) transferred annually

BT

Driving performance

Two of Britain's most innovative organisations have formed a strategic partnership to deliver even stronger performance in the worlds of Formula One and advanced engineering.

Williams' story

Williams is one of the most successful and well known Formula One teams in the world. Recognised as one of the most enduring and successful organisations in sport, Williams has been synonymous with top-level motor racing since the 1960s. It employs 700 people at its technology campus in Grove, Oxfordshire.

As part of a multi-year strategic technology partnership, the Williams Martini Racing Formula One team uses BT's high performance network services globally, providing secure, high-speed communication and collaboration, wherever the team is operating in the world. This means teams in Oxfordshire can get instant access to real-time data to help improve car performance.

BT also works with Williams' Advanced Engineering division, harnessing Formula One-derived technology to create highly innovative products and services for sectors like automotive, energy, civil aerospace and defence.

See Williams' story in full at
www.btplc.com/williamsF1

Gavin Stuart
Regional Business Unit Manager

Gavin Stuart manages our relationship with Williams.

For Gavin, customer relationships are about understanding what's most important to them. Then helping them understand and exploit BT's capabilities to make that and more happen.

"Working closely with Williams, we're helping solve the same sorts of operational challenges as with most customers. But there's one question we've got to help answer that's different: will it help make the car go faster? If the answer is no then we don't do it.

What's exciting is that we're providing a complete, end-to-end solution, but having to do it all over the world in the window of each race weekend.

It's fantastic to work with such a dynamic, innovative organisation such as Williams Martini Racing – it's a chance to show what we can really do, where performance is everything.

Every single person at Williams has incredible passion, energy and enthusiasm. That's something that inspires us at BT to go even further."

16 BT Group plc
Annual Report 2016

Over 96%
of UK population reached by EE's current 4G coverage

95%
ambition for UK 4G geographic coverage

"For me, our acquisition of EE is about creating an organisation with the scale and expertise to deliver the UK's connected future. The world is changing and our customers need access to the internet on their terms.

This deal is about greater customer choice, and the ability to deliver services seamlessly, keeping people connected at home, in the office and on the move. As fixed and mobile networks converge, our ownership of EE will mean we're able to deliver the new, innovative services of the future, that our customers expect. I'm hugely excited that we're creating a digital infrastructure for Britain, that will be amongst the very best in the world.

The deal is also an opportunity for us to generate considerable value for shareholders."

Gavin Patterson
Chief Executive

15m
EE customers on 4G

Creating a digital champion

Our acquisition of EE will see the UK's biggest fibre network brought together with the UK's leading 4G network. Together, consumers and businesses will benefit from new products and services and increased investment and innovation from a new digital champion.

Marc Allera
CEO, EE

EE's story

"Together with BT, we want to help the UK remain one of the world's leading digital societies. Our customers need 4G wherever they are because everything is now mobile and digital – how we learn, how we watch and listen, how we bank, how we communicate, how we monitor our health, and much more.

Our 4G network is the largest in the UK, and one of the biggest in Europe with more than 15m customers using the service. But our ambition is to go much further. By the end of 2020, we'll aim to have covered 95% of the UK geography with 4G, ensuring our customers are connected wherever they go.

Being part of BT Group gives us the scale, the technical capability and the potential to create world-leading, mobile and fixed digital infrastructure that will power the UK economy, and keep the UK at the forefront of connected societies globally."

100%
of EE customer service calls to be answered within the UK, by the end of 2016

18 BT Group plc
Annual Report 2016

360° LED light display
Largest of its type in the world

Celebrating a London landmark

A London landmark recognised the world over, the BT Tower was completed 50 years ago, opening on 8 October 1965. At 189 metres in height (and built from 13,000 tonnes of steel with 4,600 square metres of glass), the tower was London's tallest building until 1980 and remains the capital's 11th highest building.

On opening, the tower had a 34th floor revolving restaurant known as The Top of the Tower restaurant. Managed by Butlins, it had a menu boasting "strawberries, whether in season or not." As a result of a bomb on 31 October 1971, most public access to the Tower was withdrawn. But, by the time the restaurant closed in 1980, more than 4.5 million people had visited the tower.

Declared a national landmark in 2001, the BT Tower is now also a Grade II listed building. The BT Tower remains a working building and is still a major broadcasting and communications hub – most UK TV passes through it. It's also used regularly for fundraising events like Children In Need.

Follow the BT Tower on Twitter
@bttowerlondon

19

Overview	The Strategic Report	Governance	Financial statements	Additional information

Purpose and strategy

Our strategy is founded on broadening and deepening our customer relationships. Improving our customer service is a key part of this. Transforming our costs gives us the oxygen to invest in our networks and in the products and services our customers want. This is explained in the following pages.

The section starts with an introduction from our Chief Executive.

Our purpose
Our purpose is to use the power of communications to make a better world.

Our goal
Our goal is to deliver sustainable profitable revenue growth. This will support cash flow growth over the long term, which we will use to reward our shareholders and other stakeholders.

Our culture
We want to build and sustain a culture that helps us respond quickly and effectively to changes in our markets.

20	Chief Executive’s introduction

21	Our purpose

21	Our goal

21	Our strategy

24	Our culture
This Strategic Report was approved by the Board on 4 May 2016. By order of the Board Dan Fitz Group General Counsel & Company Secretary 4 May 2016

20 BT Group plc
Annual Report 2016

Chief Executive's introduction

2015/16 has been a landmark year for us.

Our lives and work are now built around connectivity – and our expectations are constantly rising. Our customers' demand for data is increasing exponentially, and we want to be able to access files, stream entertainment or use applications wherever we are, on any device, seamlessly.

I'm proud that it's BT's networks, products and services that lead the way in many of these areas. And our strategy of innovation and investment has helped, and will continue to help us lead and shape the digital future in the years to come, and to broaden and deepen relationships with our customers.

This year we've brought EE into the BT family. By bringing together the UK's best mobile network with the best fixed network, it puts us in a great position to meet the growing demand from UK consumers, businesses and the public sector for converged digital services.

The integration of EE is going well and we now see the opportunity to deliver more synergies than we originally expected, and at a lower cost. The acquisition has also allowed us to refresh our organisational structure, with a sharper focus on serving customers both in the UK and internationally.

We've also passed a number of landmarks on our fibre investment. Over 25 million premises can now get superfast broadband – around 85% of the country – and we're on track to help take coverage to 95% and beyond. We continue to lead other major European nations on almost all measures of speed and connectivity.

This year has also seen us develop a range of exciting new products, services and content.

We've grown our TV business by around one-third this year alone. It's benefited from the halo effect created by BT Sport, as well as from other investments we've made in this area such as the exclusive launch of AMC.

I'm very pleased with how customers have responded to our UEFA Champions League and UEFA Europa League content, with BT Sport audiences up 45% this year. And we broadcast the UK's first ever live matches in Ultra HD.

With our business customers, we're seeing great demand in the UK and around the world for our products and services, in particular our IP and cloud-based services, and our cyber-security products.

We've also made progress on service this year. Openreach hit all 60 of the minimum service levels set by Ofcom, and BT Consumer complaints are now 50% lower where our agents are multi-skilled. We've also launched a number of tools that give customers greater control over their orders, bills and services. Our new 'My BT' app for example, has been downloaded more than 435,000 times so far, as customers increasingly want to use digital channels for service. 'View my Engineer' also allows customers to track engineer appointments.

Despite these improvements, I know we're not where we want to be. As connectivity becomes ever more critical to how we live and work, our customers have rising expectations of the service we provide, and quality of service is becoming more important than price alone. That's why Openreach is tackling missed appointments, why BT Consumer will be upgrading service levels to next day repair and why we've hired 900 engineers. We've also recruited more than 900 extra contact centre staff which will enable us to return EE and BT Consumer contact centre work to the UK.

Our continued investments in our people, network and products will also enable us to improve the experience delivered by our contact centres, remove failure and change the way we interact with customers.

Today we help millions of people connect to friends and family and have a wealth of information and entertainment at their fingertips. We help companies work smarter and compete around the world, and we enable essential public services to be delivered.

Our aim to become a fully converged service provider will allow us to create and deliver a whole new generation of products and services. It will provide a foundation for all areas of our business, deliver for our customers and generate huge opportunities in the years ahead.

Our commitment to using the power of communications to make a better world, and to making sure we're always broadening and deepening our customer relationships, means we're confident that BT will remain right at the heart of what's to come – delivering significant value for our customers and employees, for our shareholders, and for society.

/s/ Gavin Patterson

Gavin Patterson
Chief Executive
4 May 2016

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Our purpose

Our purpose is to use the power of communications to make a better world.

We’re here to meet the needs of our customers, delivering the experience, products and services that matter to them. Millions of individuals connect through us to their friends and family, and have huge amounts of information and entertainment at their fingertips. The smallest companies, right through to multinational corporations, use our services every day to conduct their business. Many public services rely on our technologies. And in the UK, most of the telecoms industry operates across our networks – we help more than 500 other communications providers to serve their customers.

Our success as a business depends on delivering value to all our customers. We try to think ahead, anticipate what they want and develop products, services and an overall experience that meet their needs, whether as individuals or as businesses.

Our services are vital to our customers and their communities. We look for ways of using and developing those services to deliver economic growth and wider societal benefits. To bring our purpose to life, we’ve set a number of challenging long-term ambitions that make a positive impact on the societies, communities and environment we operate in (page 45).

By creating value for our customers and society, we grow our business and reward our shareholders for investing in us.

Our goal

Our goal is to deliver sustainable profitable revenue growth.

In previous years, we relied on cost transformation to offset declining revenues, so that we could grow our cash flows and the value of our business. This year, we grew our revenue, driven by the investments we’ve been making.

In the years ahead, we expect profitable revenue growth, combined with continued transformation of our costs, to provide a platform for long-term and sustainable cash flow growth.

We’ll reinvest some of the cash we generate back into the business, to help us to grow over the long term. A virtuous circle. And we’ll also use it to pay dividends to our shareholders and reward other stakeholders.

Our strategy

Our strategy is founded on broadening and deepening our customer relationships.

To deliver sustainable profitable revenue growth, we need stronger relationships with our customers. That means making sure we stay relevant to them as markets, lifestyles and technologies change.

The three pillars of our strategy help us do that: delivering superior customer service; transforming our costs; and investing for growth. The better our customer service, the more we’ll sell and the less time and money we’ll spend putting things right. And the better we manage our costs, the better value for money we can offer our customers and the more we can invest in giving customers what they need - today and tomorrow. These are the principles that drive our business model (page 28).

The diagram below shows our strategy in the year and how it supports our goal and purpose.

It sits at the centre of our business model.

For 2016/17 our strategy is evolving. The three pillars remain broadly the same but with a wider focus on the overall customer experience rather than just on customer service. And with the acquisition of EE our investment areas are evolving to focus on having the best integrated network in the UK and being a fully converged service provider.

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Annual Report 2016

Deliver superior customer service

Every day we touch the lives of millions, providing services that help people get the most out of their working and personal lives. Our customers’ experience is affected by the quality, reliability and value of our products and services. And by how responsive we are when we need to provide new services or sort out problems. Their expectations continue to rise as our networks play an increasingly important role in their lives and businesses.

Getting the customer experience right, and improving the quality of our customer relationships, is at the heart of our strategy for growth. And also supports our drive for cost transformation.

Customer experience is one of the measures we use to set our executives’ annual bonus. It is made up of the Right First Time (RFT) metric and a customer perception measure (see page 130). RFT is our key internal measure of customer service. It tracks how often we keep the promises we make to our customers.

How we did in the year

Our performance in the first quarter of the year was good. But in the second, third and fourth quarters, our service was impacted by electrical storms and system and network outages, as well as 11 separate winter storms over a five-month period. The storms resulted in record levels of flooding and while we received much praise for our response, they had a significant impact on our service. We recovered well in the fourth quarter and ended the year with a positive upturn in our service measures. But we missed our RFT target for the year as a whole. Performance was down 3.0% against a 4.7% increase in the prior year.

We need to redouble our efforts into next year as we know that we need to do much better. We’re investing in jobs and we’re multiskilling our people to give us better flexibility and capacity.

In last year’s Annual Report we outlined a number of specific areas that we would focus on this year. We’ve made good progress against each of these, although we recognise that we need to do more.

Acting on insight	We’ve redesigned the way we launch new products to more clearly reflect customer feedback and insight.

BT Mobile was our first product launch in which customer experience was a specific design criteria from the outset. Our net promoter score is highest among consumers taking BT Mobile.

We’re rolling out this approach to other products under development.

Keeping our customers connected	We’ve invested more to help make our services more resilient. Our investment in proactive network maintenance is up by 22%, improving the fault profile of our network.

Creating great tools and systems	Our new ‘My BT’ app won a Digital Experience Award, and has been downloaded more than 435,000 times. 51% of users check the app monthly and 21% use it weekly. We’re updating it every quarter. Recent developments include letting customers pay their bills, monitor their broadband usage, find out about network issues, and view their orders and any faults.

In BT Wholesale we’ve invested significantly in our online capabilities including: improved search engines and navigation; personalised online order and fault management; and better online chat support.

Working better across our organisation	We’ve invested in broadening our contact centre agents’ skills and tools, letting them take greater ownership of customer issues and increasing the number of issues addressed in a single call.

Where we’ve introduced this, in relation to the provision of new connections, complaints are 50% lower and customer satisfaction is up more than 17%. We’re extending this model across all our contact centres.

Supporting our people	We’re bringing our call centres back to the UK, with 60% of BT Consumer customer calls being answered within the UK by the end of the year. And we’re planning to extend that to 90% by the end of March 2017.

To do this we’ve hired more than 900 people in the UK and plan to hire a further 1,000 over the course of the year ahead.

EE is creating 600 new roles to support its plans to handle all customer service calls in the UK and Ireland by the end of 2016.

Key priorities

   Looking ahead, we’re focused on:

•  investing further in our network, making it more resilient;

•  reducing the number of appointments missed by our engineers;

•  hiring more people into our contact centres;

•  investing more in our contact centre advisers, giving them the skills and tools to solve more customer issues; and

•  improving our online tools to make it easier for customers to serve themselves.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Transform our costs

Our approach to cost transformation

We run large and complex cost transformation programmes, led by a team of consultants. These consultants are BT people. They know our business better than anyone.

Our approach is based on a methodology honed over a decade. It’s underpinned by forensic data analysis, strong governance and the support of senior management.

Our largest cost transformation activities are driven ‘top-down’. They might be end-to-end programmes spanning multiple lines of business or complex changes contained within a single line of business. Continuous Improvement (CI) provides a complementary ‘bottom-up’ approach. CI makes small but important changes to how we do things every day. It has the added benefit of improving employee engagement.

Training is a key part of our approach. We have an in-house Cost Transformation Faculty, part of the BT Academy (page 32). The faculty is responsible for the continued development of our ‘change professionals’. This year we trained and coached more than 900 people. BT is the only UK organisation licensed by the British Quality Foundation to certify qualifications to the most advanced levels in Leana, Six Sigmab and Change & Project Management methodologies on such a scale.

How we did in the year

This year, our underlying operating costs excluding transit were up 2% mainly reflecting higher leaver costs and our investment in BT Sport Europe. These offset our cost transformation activities. Over the last seven years we’ve reduced our operating costs and capital expenditure by over £5bn.

Programmes this year included:

•	reviewing and improving our end-to-end process for planning engineer visits. By creating centres of excellence where planners are based together, streamlining processes and improving systems, we’re reducing the cost of failure, eliminating inefficiencies and improving service;
•	developing a new operating model to govern how we serve the UK business market. By consolidating our sales and marketing teams, we’ll reduce administrative effort and duplication, and focus our people on what really matters – selling to customers;
•	consolidating our IT functions to improve data security, system stability and to gain economies of scale. We’ve also made sure that our people have access to the right training programmes, career opportunities and are sharing best practice;
•	rationalising, standardising and automating our internal reporting function. We’ve also created a data analytics capability to improve decision-making and provide support on larger transformation programmes;
•	improving the efficiency and productivity of our off-shore shared service centres. In particular, we’re reducing the administrative resource required to operate these centres; and
•	reviewing and redesigning our overseas operations with the aim of ensuring that back-office functions are done from centres of excellence located in low-cost countries. We’ve also continued to apply best practice from our UK operations.

Key priorities

Looking ahead, we’re focused on:

•  realising substantial cost synergies from the integration of BT and EE (page 98);

•  streamlining our Ethernet delivery and broadband repair processes with the aim of improving customer experience and reducing cost;

•  reducing our network costs in the UK and overseas, which account for a large proportion of our overall costs; and

•  rationalising and standardising our products, networks, applications and platforms, to remove complexity and reduce cost.

We’re confident that there are plenty of opportunities to reduce costs further. We see well over £1bn of gross opportunity over the next two years, much of which can be reinvested for growth. We continue to benchmark our cost of doing business against other large telecoms companies. While we’ve continued to improve our performance, we still see opportunity to do even better. Increasingly we look beyond the world of telecoms to other industries to identify more opportunities.

You can read about cost transformation within our lines of business from page 57. And the group’s operating costs are described on page 98.

a Lean is a methodology for achieving small, incremental changes in processes in order to eliminate waste and improve efficiency and quality.

b Six Sigma is a data-driven methodology for eliminating defects in processes.

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Annual Report 2016

Invest for growth

We’re investing in five strategic areas. These are the things we believe will deliver sustainable profitable revenue growth – which will deliver value for our shareholders.

Fibre	We’ve long been at the forefront of fibre innovation and investment and we aim to keep it that way.

Our superfast fibre broadband network now reaches around 85% of the UK. With other networks, this takes availability to 90%. We plan to extend coverage even further, so that fibre availability goes beyond the UK Government’s current 95% target by the end of 2017.

We plan to start rolling out ultrafast broadband based on G.fast technology next year. Our new service is capable of delivering speeds of 300-500Mbps. We’re trialing the technology in a number of locations, including Huntingdon in Cambridgeshire and Gosforth in Tyne and Wear. With the right regulatory environment, the service will reach 10m homes and smaller businesses by the end of 2020 (with an ambition to get this to 12m), and the majority of premises within a decade.

Our ultrafast ambitions also include rolling out significantly more fibre-to-the-premises (FTTP). We intend to build FTTP infrastructure in new housing developments in the UK. We’re also conducting trials to explore if FTTP can be installed faster and more efficiently in business parks and high streets. These trials – and feedback from industry – could lead to a new FTTP product being developed for SMEs with speeds of up to 1Gbps and strong service guarantees.

TV and content	We’ve continued to improve our TV proposition:

New sports channel – We launched BT Sport Europe, which is now the home of UEFA Champions League and UEFA Europa League football. We’ll show 350 matches each season for three years.

New services – We introduced a number of innovative services, including BT Sport Ultra HD – the first Ultra HD sports service in Europe. We launched BT Sport’s Connected Red Button service, which allows BT TV viewers to switch between matches and use a new ‘Goal Alert’ function to keep track of the action across a range of games.

Richer content – We continued to add popular content and TV channels. We secured the exclusive rights to show the next Ashes cricket series. And we extended our rights to the FA Cup by another three years to 2021.

Read more about these developments in the BT Consumer section on page 73.

Mobility and future voice	We completed the acquisition of EE. We’re now the UK’s leading communications provider, bringing together the UK’s best 4G network with the UK’s largest fibre network.

We want to transform the shape of communications by creating more innovative, converged products and services. We’ll address different parts of the consumer mobile market by using both the EE brand and the BT Mobile brand.

We’re making progress towards our goal that by 2025 all our voice customers will be served using an IP voice solution, having migrated off our traditional telephony platform.

UK business markets	We’ve continued to improve our product portfolio. We’re now better placed to meet the needs of our customers as they increasingly adopt IP and cloud-based services.

We’re reorganising our structure to take better advantage of the opportunities to grow our share of the UK business market. And to strengthen and deepen our relationships with UK customers. On 1 April 2016, we created a new line of business, ‘Business and Public Sector’. It will serve businesses – large and small – as well as the public sector in the UK and the Republic of Ireland.

Leading global companies	We’re investing in our products, network and expertise to increase our share of spending by our large multinational customers (page 59). A particular area of focus is the ‘cloud’. We’re investing in new services that allow large organisations around the world to connect easily and securely to the applications and the data they need. We want to empower companies so they can integrate and orchestrate IT resources, irrespective of where they are hosted.

New services launched this year included:

• an extension of BT Cloud Connect to provide connectivity to HP Enterprise Helion Managed Cloud Services;
• a cloud-based Distributed Denial of Service (DDoS) mitigation service; and
• BT Assure Cyber Defence, an advanced security platform.

Our culture

We want to build and sustain a culture that helps us respond quickly and effectively to changes in our markets. This is vital to the delivery of our strategy. We continue to make organisational changes with the aim of improving our culture and our ability to perform well. These changes centre on:

•	unifying the organisation around a common set of values;
•	putting the customer first in everything we do;
•	developing a leadership style which helps to drive change and gives people the confidence to take responsibility; and
•	making BT an exciting place to work and a company our people are proud to work for.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Delivering our strategy

In this section we explain our business model and how we create value for our shareholders. We set out the main inputs and outputs of the business, as well as the key outcomes – the impact that we have on our stakeholders, on society and on the environment.

We describe the importance of our people, our physical assets and the research and development that we do. We report on the status of our brands and outline our relationships with our main stakeholders, including regulatory bodies. Finally we describe how we go about mitigating the principal risks and uncertainties that affect us.

The section starts with an overview of the Operating Committee, its members and their responsibilities.

Our people

Their commitment, expertise and diversity are key to the success of our business.

Our global reach

We offer services across 180 countries. We have more than 21,000 people based outside the UK, across 60 countries.

Our research activities

We invest extensively in R&D to find better ways of doing things and to offer new services. Innovation is an important part of our history and key to our brand and our future.

26	Operating Committee

28	Our business model

31	Financial strength

31	Our people

34	Our networks and physical assets
34	Network platforms
35	Service platforms
35	IT systems
36	Properties

36	Research and development

37	Brand and reputation

38	Stakeholders and relationships
38	Our markets and customers
38	Communities and society
39	Our shareholders
39	Our lenders
39	Our pension schemes
39	Our suppliers
40	Human rights
41	Our relationship with HM Government
41	Regulation

43	Protecting the environment

45	Our performance as a sustainable and responsible business

46	Our risks

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Annual Report 2016

Operating Committee

This is our key management committee. It meets weekly and is chaired by the Chief Executive. Brief details of its members are set out on these pages.

The Operating Committee has collective responsibility for running our business and delivering our strategy.

It monitors the group’s financial, operational and customer service performance and has cross-business oversight of the lines of business.

It also reviews the group’s principal risks and considers the potential threats to, and opportunities for, the business. It:

•	develops BT’s strategy and budgets for the Board’s approval;
•	recommends to the Board capital expenditure and investment budgets;
•	allocates resources across BT within plans agreed by the Board;
•	prepares and delivers major programmes; and
•	reviews the senior talent base and succession arrangements.

It can approve, up to certain limits set by the Board, capital expenditure, disposals of fixed assets, investments and divestments. It has delegated some of these approvals to sub-committees, such as the Design Council (page 30), and to senior executives. The Company Secretary attends all meetings.

Nigel Stagg, formerly CEO, BT Wholesale and Joe Garner, formerly CEO, Openreach (an invitee to the Operating Committee) both left during the year.

Chief Executive

appointed as Chief Executive in September 2013 and on the Board since June 2008.

Gavin was previously CEO, BT Retail and from 2004 to 2008 was Managing Director, BT Consumer, BT Retail. Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that, he spent nine years at Procter & Gamble, rising to become European marketing director.

Group Finance Director

appointed to the Board as Group Finance Director in December 2008.

Tony was formerly CFO, BT Retail, and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He is qualified as a Chartered Management Accountant.

CEO, Wholesale and Ventures

appointed March 2016

Gerry was previously chief sales and marketing officer for EE Business, EE Business Wholesale businesses, and was responsible for all EE product development.

Gerry was chief development officer at Orange from January 2008, where he was key in overseeing the merger of Orange and T-Mobile. He was also one of the founding directors of Virgin Mobile and previously worked at Cellnet (now O2).

CEO, Consumer

appointed September 2013

John was formerly Managing Director, BT Consumer, BT Retail and prior to that, Chief Operating Officer in BT Consumer. John was appointed chairman of the Plusnet Board in 2008 and has overseen its development as a key part of BT’s strategy.

Prior to joining BT, John held roles as marketing and commercial director at Telewest (now Virgin Media) and brand manager at Procter & Gamble.

CEO, Business and Public Sector

appointed September 2013

Graham was formerly Managing Director, BT Business, BT Retail, responsible for the small and medium-sized enterprises unit within BT Retail and prior to that, CEO of BT Ireland.

Before joining BT, Graham held a number of senior management positions including managing director of NTL in the Republic of Ireland. Graham is qualified as a Chartered Management Accountant.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

CEO, EE

appointed February 2016

Marc was formerly chief commercial officer for EE, responsible for all commercial activities across a multi-channel operation including digital, retail, telesales and customer base management. Prior to EE, Marc spent ten years at Three UK where he held a number of senior positions, including chief commercial officer and sales and marketing director.

CEO, Technology, Service & Operations

appointed February 2016

Howard was formerly chief architect and Managing Director global IT systems and led the technical teams behind the launch of BT Sport in 2013.

Howard joined BT in 2011 and has 30 years of telecoms experience having spent time at Telewest (now Virgin Media) and Cartesian, a telecommunications consultancy and software company.

CEO, Global Services

appointed October 2012

Luis was formerly president of the

European, Middle East, Africa and Latin America operations of BT Global Services serving some of our biggest global customers. Luis also led BT Global Services Telecom Markets unit, managing business with carriers and operators outside the UK.

Before joining BT, Luis worked at Ericsson, IBM and Group Santander. Luis has a telecommunications engineering degree.

Group HR Director

appointed July 2015

Alison was formerly Regional HR Director for Vodafone Europe and prior to that, Regional HR Director for Vodafone’s Africa, Middle East and Asia Pacific footprint. Alison joined Vodafone in 2006 as Group Director of Leadership following a career in consulting.

Dan Fitz

Company Secretary

Dan is the Group General Counsel & Company Secretary of BT Group plc. He joined BT in April 2010 as its Group General Counsel and was appointed Company Secretary in November 2012. Dan previously spent six years at Misys and 12 years at Cable & Wireless.

Clive Selley

Invitee, CEO, Openreach

Clive was appointed CEO, Openreach in February 2016. He was formerly CEO, BT Technology, Service & Operations, CEO BT Innovate & Design and before that President, BT Global Services Portfolio & Service Design. He is an ‘invitee’ because the CEO of Openreach cannot be a member of the Operating Committee under the provisions of the Undertakings.

Simon Lowth Group Finance Director designate Simon will join BT on 4 July 2016 as Group Finance Director designate and an Operating Committee member.

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Annual Report 2016

Our business model

We create value for shareholders by developing and selling services that are important to our customers and that benefit communities, the environment and society as a whole.

We invest to build and maintain communications networks in the UK and overseas; we develop products and services that run over those networks; and then we sell them to consumers, businesses and the public sector. By selling these services, we’re able to make a return on our investments. This means we can reinvest in the business to create value for our stakeholders over the short, medium and long term. A virtuous circle.

a For 2016/17 our strategy is evolving (see page 21).

In this Annual Report, coloured icons show the linkage between our business model inputs, outputs and outcomes (the impact that we have on our stakeholders, on society and on the environment).

You can find the inputs, outputs and outcomes for each of our lines of business from page 57.

This key provides a mapping to the ‘capitals’ of the IIRC’s Integrated Reporting (IR) Framework.

IIRC capitals key
Financial	Intellectual

Human	Social

Manufactured	Natural

Inputs

Financial strength

We’re focused on growing our cash flow over the long term. Together with a prudent financial policy and a strong balance sheet, we can invest in our business and the things that set us apart from our competitors.

Read more on page

Our people
We have 102,500 people. Their commitment, expertise and diversity are key to the success of our business.	Read more from page

Networks & physical assets
Our networks and platforms are the foundations of the products and services we sell. We continue to invest in these to improve the service we offer our customers.	Read more from page

Research & development
We’re one of the largest investors in research and development in the UK.	Read more from page

Stakeholders & relationships
Key stakeholders include our customers, communities, shareholders, lenders, our pension schemes, suppliers, government and regulators.	Read more from page

Natural resources
We use some natural resources in doing business. Our energy use has declined for the seventh consecutive year.	Read more from page

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Outputs

Skills & expertise
We invest in our people so they can do their jobs better and are more engaged. And we encourage them to volunteer to benefit the communities we serve.	Read more from page

Products & services

Our products range from fixed and mobile telephony, TV and broadband services for UK individuals and households, through to managing the networks and communications needs of some of the world’s leading multinational companies.

Read more from page

Innovation
We have a long history of innovation. It helps us offer new and improved products and services, find better ways of doing things and can generate valuable intellectual property for us.	Read more from page

Waste & emissions
Our operations produce some waste and emissions; we’re working to minimise these.	Read more from page

Outcomes

Group performance & KPIs
The group’s financial results and our progress against our KPIs are the key measurable outcomes of what we do.	Read more from page

Line of business performance
Our lines of business sell our products and services and put our strategy into action.	Read more from page

Our brand strength
Our brands are a key asset. Our investments in areas such as BT Sport have increased the value of the BT brand. And the EE brand gives us strength in mobile.	Read more on page

Societal benefits
We’re increasing digital inclusion and helping people get the most from being online. Our people and platforms support a number of good causes.	Read more from page

Environmental benefits
We help our customers and suppliers reduce their waste and carbon emissions.	Read more from page

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Annual Report 2016

Who we are

We’re one of the world’s leading communications services companies.

Where we operate

We’re based in the UK but we serve customers across 180 countries (see page 59).

How we make money

The main output of our business is our portfolio of communications products and services. We make money by selling these in the UK and around the world through our customer-facing lines of business.

We sell through a range of channels including online, contact centres and account managers. And, following our acquisition of EE, we now have around 560 EE shops in the UK.

Our revenue is mostly subscription or contract-based. Individuals, households and SMEs pay for standalone or bundled services, typically on 12 to 24-month contracts. Large corporate and public sector customers usually buy managed networked IT services on contracts spanning several years. Our wholesale customer contracts range from one month in length for regulated products, to five years or more for major managed services deals.

But it’s not just about the money

There’s much more to what we do than just making money. What we do matters. We help millions of people communicate, be entertained, do business and generally live their lives. We help our customers reduce their carbon footprint. And we contribute directly to communities and the health of the UK by providing jobs, working with suppliers and paying tax, and through our employees’ volunteering activities.

All of which contribute to the strength of our brands – which can influence whether a potential customer buys from us or one of our competitors.

Our approach

Our focus on delivering superior customer service, transforming our costs and investing for growth is central to what we do. They are key business activities. Better customer service means that we spend less time and money putting things right. These cost reductions, combined with savings from working more efficiently and the cash we generate from sales, mean we can invest in the future of our business.

Some investments, such as sports rights, have a lifespan of just a few years. Other investments, such as our fibre broadband network, are much longer term and can have ‘pay-back’ periods stretching to more than ten years.

Delivering our strategy is as much about how we do things, as what we do. That’s why being a healthy organisation (see page 33) and living our values (page 31) are so important to us. And that’s why our people are key to our success.

What sets us apart

We have a strong combination of people, technology, networks and other physical assets that set us apart from our competitors. Our research and development (R&D) activities are crucial to us – and to wider society. We have pioneered innovation in the telecoms arena, and our R&D supports new ways of doing things and advancements in our technology.

Importantly, we have the financial strength to invest in these areas to stay ahead of the competition.

A flexible and sustainable business model

Communications markets are dynamic and very competitive, particularly in the UK. There are risks and opportunities. Our Enterprise Risk Management framework (see page 46) helps us identify and mitigate the challenges and risks we face. And we do an annual materiality review to understand the societal and environmental issues that are important to our stakeholders.

We have a flexible and sustainable business model, enabling us to anticipate and respond to changes in our markets. It underpins our assessment of the future prospects and viability of the Group (see page 54).

We see more and more demand for our products and services because they play such an integral role in modern life. We use ‘insight’ teams to make sure we stay in tune with market developments and customer expectations. And we use governance committees, such as the Design Council, to make sure we’re making the right investments. So we’re confident that we’ll be able to deliver value over the short, medium and long term.

Design Council

The Design Council is a sub-committee of the Operating Committee (page 26). It normally meets monthly. It is collectively responsible for aligning our capital investments in our networks, systems, platforms and products so that they are directed towards achieving our overall purpose and strategy, serve the needs of all of our customers and are delivered in a cost-effective manner.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Financial strength

We have the financial strength to make bold decisions and to invest in the things that set us apart.

Our goal is to deliver sustainable profitable revenue growth. Together with further transformation of our costs, we aim to grow our EBITDA and cash flow over the long term.

We have a prudent financial policy and strong governance over our decisions to make investments, manage our debt and grow our business, and over how we reward those who work for us and invest in us.

To build our business, we will continue to make bold decisions and be prepared to make strategic investments.

At the same time as investing in our five strategic growth areas (see page 24), we intend to reduce our net debt (which increased after our acquisition of EE).

We’ll also continue to support the pension fund and to do so in a responsible way. And we’ll pay progressive dividends to our shareholders.

Our financial strategy has been consistent for a number of years:

This approach gives us the financial flexibility to make long-term investments in the best interests of the company and our stakeholders; and also in the best interests of communities where we operate.

Our financial strength has underpinned the investments we’ve made in BT Sport in recent years, and which we’ll continue to make in the years ahead. And it meant that in January 2016 we were able to complete the acquisition of EE, the leading mobile network operator in the UK.

It means we can invest over £3bn to help take fibre broadband to 95% of the country by the end of 2017, with plans to go even further. And with the right investment and regulatory environment, we’ll invest in ultrafast broadband to 10m premises (with an ambition of reaching 12m) by the end of 2020.

It also means we can support the business in other ways. For example, by making sure we continue to innovate and stay at the forefront of a rapidly-changing industry. And by investing in the training, development and support we give to our people.

Our peoplea

Every day our people touch the lives of millions, providing products and services which are essential to the fabric of today’s society – underpinning everything from global trade and industry to economic growth and social infrastructure.

They are at the heart of our ambition to deliver an excellent customer experience and sustainable profitable revenue growth.

Believing in what we do

A clear purpose guides everyone’s contribution in BT. By bringing together the best networks, technology and products and services for our customers, we use the power of communications to make a better world.

With EE joining the group, we’ve embraced the opportunity to combine the best of both cultures. Creating possibilities for employees is at the heart of this and is a common theme across our employer brand pillars:

During the year we had five values to guide our people: Customer, Team, Honesty, Change and Pride. But we’re changing as a business so feel the time is right for a refreshed set of shared values. We asked our people what they thought. We asked our customers too – they said they want us to understand their needs, be easy to deal with and show we care. So from next year our values will be: Personal. Simple. Brilliant.

[a]	Unless stated otherwise, figures in the Our people section exclude EE.

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A global workforce

At 31 March 2016 we had 102,500 full-time equivalent (FTE) employees in 61 countries, with 81,400 of them based in the UK. This includes 12,800 who joined the group as part of EE.

We’re one of the largest employers in the UK, supporting its economy by providing jobs and income.

This year, excluding acquisitions, we recruited nearly 11,400 people, bringing fresh ideas and new approaches to help us innovate, learn and improve. Of these, more than 4,200 are in the UK.

We continued to transform our HR function, reviewing our systems, processes, policies and services. This has allowed us to simplify further the way we work and to improve the service our HR team offers our people.

As our business evolves to meet the needs of our customers, we adapt our organisation, redeploying people through the BT transition centre. This helps us avoid redundancies. Last year in the UK, 1,000 people were redeployed, meaning that we retained experienced people with the skills we need for the future.

Recruiting talented people

A customer-connected workforce

Improving the quality of our customer relationships is at the heart of our people strategy.

We’ve built on previous years, recruiting 900 new field engineers and more than 900 new people to work in customer-facing roles – in our UK contact centres. We’ve also converted 600 agency workers to permanent employees, so that we keep their skills and experience in the organisation.

Highest-ever graduate intake

In 2015/16 we hired 300 graduates globally, our highest intake to date. We’re planning on hiring around 300 again in 2016/17.

We were again in the top half of The Times Top 100 Graduate Employers. We’re one of only four companies in the IT and telecoms sector to feature in the top 100.

Hiring more apprentices

We hired around 550 new apprentices into eight business operations, learning a range of skills. Demand for apprentices continues to grow so we expect to hire even more next year.

Investing for growth

Learning matters at BT. We create meaningful roles so that people understand what they are responsible for. We also invest in learning and development to allow our people to build skills and careers to deliver successfully for our customers. The BT Academy helps them do this.

The Academy is not a physical place or building, it’s a combination of materials, events, and activities. It gives people easy access to the knowledge and skills they need, when they need it, changing the way they learn and develop. It is organised across four ‘faculties’.

Each faculty supports a number of communities we call ‘professions’, providing both structured learning and ways to connect and share with others.

We’re very pleased with how the Academy has done in its first full year. Across the world employees used the Academy website over 400,000 times. Over 20% of our people each month are now sharing information and ideas as well as accessing learning materials online.

The tools we’ve developed have won awards – gold for Internal Learning Solution of the Year at the Learning and Performance Institute Annual Learning Awards 2016, and silver for Best Use of Technology in Learning at the Training Journal Awards 2015.

This year has seen many success stories culminating in the National Apprenticeship Finals in January 2016 where we had two finalists. We also won the Scottish SDS Macro Apprentice Employer Of The Year Award.

Preparing young people for employment

With growing demand for digital skills in the UK, we feel well-placed to help create a future supply of suitably-skilled people, helping both our own business and the national economy, and creating a brighter future for the country’s youth.

Creating a culture of tech literacy

We’ve made a long-term commitment to help build a culture of tech literacy. As our first goal, we want to help 5m children by the end of 2020.

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We’re doing this by:

•	Inspiring Kids to connect with exciting and relevant tech concepts;
•	Enabling Teachers to feel confident to teach young people about tech in computing lessons; and
•	Equipping Schools to be able to use technology effectively.

We’re working with our partners – the British Computer Society and the National Schools Partnership – to deliver the Barefoot Computing Programme, which helps primary school teachers across the country deliver the new computing curriculum. Over the 2014/15 school year we supported 12,500 teachers, helping to give around 340,000 children better teaching in computer science. We’re on track to reach a further 15,000 teachers and 400,000 children by the end of the 2015/16 school year.

Getting young people ‘Work Ready’

We’re a founding partner of Movement to Work, a voluntary collaboration of UK employers committed to tackling youth unemployment. Our Work Ready programme helps 16–24 year-olds get better prepared for work, building both confidence and their core employability skills. It often supports people from disadvantaged backgrounds.

Our traineeship programme is at the heart of our strategy. Those not currently in education, employment or training can join BT for seven weeks of skills development and work experience. So far over 1,000 young people have taken part in this initiative, with more than 600 gaining recognised certificates in work skills and business administration. Many go on to get jobs, either in BT or elsewhere.

The Prince’s Trust

BT is part of The Prince’s Trust Technology Leadership Group, which helps thousands of young people turn their lives around each year. We’ve donated use of the BT Tower as a venue for the Trust’s annual ICT Leaders Dinner for the last ten years – raising £96,000 in 2015.

Engaging our people

We continue to focus on the health of our organisation. From the rapid expansion of our Academy, through to the business initiatives that are driving ‘Continuous Improvement’ across BT, we are investing in a culture of strong employee engagement.

This also benefits our customers. We believe that highly-engaged employees provide the best experience for customers, helping us to broaden and deepen our relationship with them.

Challenge Cup

Challenge Cup is our key people engagement programme. It’s an annual competition that started in 2003.

It encourages people to form teams and come up with insights and new initiatives, including ideas for changing business processes.

The aim of the Challenge Cup is to improve customer experience while generating ideas for creating growth and saving money for BT. This year over 4,300 people came together to form over 900 teams across 24 countries. The number of people participating has increased year on year, with 67% of those involved this year doing so for the first time.

Twice a year, more than 72,000 people provide feedback on working for BT through our employee engagement survey. It helps us develop a focused people strategy and support action planning at a local level. Engagement levels have remained stable for the last two years at just over 3.8 (out of a maximum of 5, with a telecoms benchmark of 3.95).

We keep our people informed about company results, major business decisions and other things that affect them using a variety of digital channels. Leaders regularly connect with their teams through roundtable meetings, town hall debates, site visits, webcasts and blogs.

We consult with our people or their representatives on a regular basis, taking their views into account on decisions that affect them. In the UK we recognise two main trade unions. The Communication Workers Union represents people in engineering, administration and clerical positions. Prospect represents managerial and professional people.

Diversity at work

Diversity is part of our heritage – as far back as 1880 Henry Fawcett, who was blind, was appointed Postmaster General.

Improving the mix of our people remains a priority and, in particular, we’re encouraging more women to take up a career in technology. We’re proud of our Tech Literacy programmes and events like the BT Young Scientist and Technology exhibition that target young women in education. We’ve run recruitment campaigns in Openreach to attract more women into engineering and redesigned our entry schemes to try to get rid of any unconscious bias.

19,000 women now work for us – many with flexible contracts. That’s 21% of our workforce and there are more than 11,000 women in our management team (corresponding to 26%). We aim to have at least 25% female representation on our Board, and it currently sits at 27% (three out of 11 Board members). Our maternity return rate, measured one year after women come back, is 86%, well above the industry average.

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Gender is only part of the story. Our aim is to create an inclusive culture that values all differences in people. Research shows that diverse teams are more innovative and can deliver a better experience to an equally diverse customer base.

This year we’ve focused on Inclusive Leadership training for senior management teams, specific programmes around working patterns and promoting our #bettertogether culture. The Race at Work report we sponsored with Business in the Community will set the direction for development programmes for our employees from black and minority ethnic backgrounds.

We are a ‘Two Ticks’a employer and we actively encourage the recruitment, development and retention of disabled people. We’ll automatically put an applicant with a disability or long-term health condition, who meets the minimum criteria for a vacancy, through to the first stage of a recruitment process. We’re making progress on improving diversity but we recognise that there is a lot more we need to do.

Staying safe and well

We’re committed to having no avoidable health and safety incidents. The 11% reduction in the rate of lost time due to injury brings us to our lowest-ever level. However, some of our activities are inherently hazardous and the risks, particularly in external engineering, remain challenging to manage. We’ve accepted some localised and historic failures raised by the Health and Safety Executive. We’ve done a lot to mitigate the risks highlighted and we still compare well with industry benchmarks.

We haven’t done as well as we wanted on some indicators. Our sickness absence rate has risen by 5%, driven mainly by increasing levels of musculoskeletal and mental health conditions. We’ve measured our people’s sense of wellbeing for some time. The long-term improvements we’ve seen were broadly flat this year, with a small increase of 0.5%. The pattern of sickness absence and wellbeing varies across the group and is strongly linked to the level of change taking place within a particular business area. We see the best results where changes have been well managed with a style that takes account of people’s perceptions. We’re sharing best practice on managing change across the lines of business and through the Academy.

We continue to focus on early intervention when people are sick or injured. Our company-funded schemes helped get 91% of people treated back into their role on full duties.

Our people can use up to three working days a year on volunteering activities. As well as having a positive impact on society, our employee engagement survey (see page 33) shows higher engagement levels from those who volunteer than from those who don’t.

Some people choose to help charities with particular issues needing their expert input and knowledge. Others use their energy and enthusiasm to make

[a]	Two Ticks is an accreditation that is given to organisations that are committed to employing disabled people.

a practical difference in their local communities. That includes helping our tech literacy programme and promoting traineeships.

This year over 27% of our people spent nearly 45,000 days volunteering their time to support charities and community groups around the world. BT volunteers were involved in raising £8.5m for Children In Need and £2.9m for Sport Relief.

The EE business shares our passion for making a difference. It supports several charities through volunteering such as ‘Apps for Good’, in which young people use new technologies to design and make products that can make a difference to their world, gaining confidence and skills at the same time. Our combined contributions will benefit good causes in the years ahead.

Pay and benefits

We compare pay and benefits for our people with companies of similar size and complexity to ensure our remuneration is competitive.

In the UK, most of our engineering and support people are paid on terms and conditions negotiated through collective bargaining with our recognised trade unions, ensuring fair terms and conditions for all. Our managers’ pay and any bonuses are determined by a combination of business performance and their personal contribution to the company.

Our executives may also receive long-term awards to reward the creation of shareholder value. The amount they ultimately receive is determined by the group’s performance over a three-year period. Executive directors must retain incentive shares for a further two-year period.

In line with our regulatory obligations, incentives for people in Openreach are tied solely to a combination of personal contribution and Openreach’s performance, rather than that of the wider group.

We support our people by providing a range of retirement savings plans. In the UK, our main defined benefit scheme is the BT Pension Scheme and our defined contribution scheme is the BT Retirement Saving Scheme. You can read more about these on page 107.

Sharing in success

Almost 60% of our people take part in one or more of our savings-related share option plans (saveshare), which operate in over 25 countries. In August 2015, almost 13,000 people in our 2010 saveshare plan were able to buy shares at 104p, representing an average gain of around £10,000 each.

Our networks and
physical assets

Our networks, platforms and IT systems are the foundations of the products our customers rely on around the world.

Network platforms

Our global reach

Our global network provides service to 180 countries and is supported by in-country networks and infrastructure. Most of our network assets are in the UK and continental Europe. We continue to selectively expand the reach of our network to support multinational companies in other regions. And we use the expertise we gain from protecting BT’s own networks, to help secure our customers’ networks.

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The scale and reach of our global multi-protocol label switching (MPLS) network is a key competitive differentiator. This single IP-based network lets our lines of business launch products and services quickly and cost-effectively, without having to invest in dedicated infrastructure for each product.

To help our multinational customers connect their sites we offer virtual private network (VPN) services, which are integral to our ‘Cloud of Clouds’ vision (see page 60). VPNs provide the convenience and security of a private network, but over the public internet. We use our MPLS network together with a combination of owned and leased fibre connections to connect our points of presence (PoPs) around the world. For the final connection into the customers’ premises, we either use our own circuits, or rent connections from telecoms operators in that country. We also have an extensive satellite network which provides customers with connectivity around the world, including remote locations.

In-country networks

We have extensive networks in the UK, as well as in Germany, Italy, the Netherlands, the Republic of Ireland and Spain.

Our UK fixed-line network is one of our most valuable assets and our investment in fibre broadband is key to delivering modern, superfast services to UK consumers. To meet the demand from businesses, we’re continuing to expand the availability of Ethernet. And when our customers are away from their home or office, they can use one of more than 5.6m BT Wi-fi hotspots.

Our research shows that over the last five years, at peak times, data traffic in the core network has grown by around 50% a year, and we expect growth to continue at a similar rate. So we’re making sure that our core and access networks can cope with that demand.

As a result of buying EE, we now own the UK’s largest mobile network. We’ll continue to invest in its coverage and capability, to consolidate its position as the biggest and fastest in the UK. At the end of March 2016 outdoor coverage of the UK population was:

•	over 99% for 2G;
•	over 98% for 3G; and
•	over 96% for 4G.

We want to expand 4G geographic coverage. This stands at 60% today, and we plan to get this to 95% by the end of 2020 with an ambition to go even further.

Between BT and EE, we have a combined 120MHz of paired mobile spectrum. This means we’re able to offer speeds of up to 90Mbps in areas served by our 4G+ network.

We have access to over 18,500 basestation sites including those via the MBNL joint operation between EE and Hutchison 3G UK (see page 237).

Progress this year

This year we’ve:

•	installed new, more cost-effective MPLS network routers in all 106 core exchanges in the UK;
•	installed new Ethernet switches into 169 exchanges, so even more businesses can have access to BT Ethernet services;
•	continued to roll out the latest technology, such as content caching so we can use network capacity better and speed up the delivery of TV and internet content; and
•	integrated the technology to allow BT Global Services to offer a software-defined WAN service. This lets enterprise customers use different types of network together, and provide various services to their users seamlessly, as if over just one network.

Service platforms

We run a number of service platforms that combine our network and IT resources. They underpin many of the key products we offer.

One such platform is BT Conferencing, which provides audio and video conferencing services to customers around the world. Our audio conferencing service is called BT MeetMe and is available with Dolby Voice for higher quality sound and a better user experience.

Our BT TV platform supports a growing number of customers and we’re increasing the range of services it delivers. We designed, developed and tested the new BT Ultra HD set-top box. We also launched our BT Sport app. It provides customers with functionality like goal replays, different camera angles and extra facts – all to enhance the viewing experience.

IT systems

Our IT systems let us manage our processes, handle customer information and deliver our products and services. They’re critical to serving our customers and running our business.

For example, our customer management systems hold customer and billing information. They include the technology that works with our online customer portals. And the technology used when customers call a contact centre.

Progress this year

This year we’ve:

•	delivered an integrated set of applications that we call Consumer.com. It’s part of our focus on broadening and deepening our customer relationships. It means we’ve a much easier way for our customers and contact centre agents to manage customer accounts, and track orders and fault management. It has resulted in around 10,000 fewer calls to our contact centres each week;
•	introduced ‘View My Engineer’ to help reduce missed appointments. A customer can use it to check details of scheduled engineer visits. It provides engineer contact details, indicates when the engineer is travelling to the appointment, when the work has been started and when the work has been done; and
•	continued to innovate in our data centres – improving their performance and removing older server technology. For example, this year we started to roll out storage virtualisation which helps us store data more efficiently.

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Properties

We have around 7,000 properties in the UK and 1,730 across the rest of the world. The number of properties in the UK is higher than the 6,350 we had last year, mainly reflecting our acquisition of EE in January 2016. Through this, we’ve added 635 properties, of which around 560 are EE shops. There are also around 40 former shops EE is in the process of disposing of.

We lease the majority of our UK properties from Telereal Trillium, part of the William Pears group. We signed a sale and leaseback arrangement with them in 2001. 88% of our UK properties are operational sites housing fixed and mobile telecoms and broadband equipment. The rest are retail outlets, offices, contact centres, depots and data centres. We also have our BT Sport TV studios in London.

In the UK, we’ve been consolidating and disposing of surplus office space for several years and we’re working on further opportunities to streamline our real estate. We continue to reduce the size of the operational estate as new fibre-based technologies mean we can dispose of buildings and make energy savings. This year we brought our property management activities back into BT from Telereal Trillium. This will reduce costs by simplifying how we manage our UK property portfolio.

Outside the UK, our offices in Gurgaon, Kolkata and Bengaluru in India are now home to our Central Business Services organisation. This provides support to our lines of business. As part of our strategy of investing in high-growth regions, we’ve expanded our offices in Budapest and Debrecen in Hungary – so we can support our global customers more effectively and efficiently.

[a]	Excludes leased cell sites.

Research
and development

We invest in research and development (R&D) as we believe commercial success is ever more dependent on it. Our long history of innovation combines scientific breakthrough, practical engineering and commercial purpose. We call this ‘purposeful innovation’.

Our innovation heritage

Our origins can be traced back to an entrepreneurial fusion of business and innovation. In 1837 Sir William Fothergill Cooke (a businessman) and Sir Charles Wheatstone (an academic) filed a patent for the world’s first practical electric telegraph. This led to the founding of the Electric Telegraph Company in 1846, the seed company that eventually led to the formation of BT.

We’ve pioneered many of the technologies that we and customers now rely on. For example, in 1926 we established the world’s first two-way, trans-Atlantic conversation by radio telephone, from our wireless station near Rugby. And in 1943 Tommy Flowers, working in the telecoms division of the GPO, developed the world’s first programmable electronic computer, Colossus. In 1968, we installed the world’s first digital telephone exchange. We laid the world’s first, purpose-designed optical fibre submarine cable in Loch Fyne in 1980. And in 1984, we installed the world’s first 140Mbps commercial single-mode optical fibre link. Our global IP Exchange platform (GIPX) was the result of one of our research projects. And more recently, we’ve led the industry in setting out our vision for widescale deployment of ultrafast broadband.

We sponsor the Information Age gallery at the Science Museum where many of our historical innovations can be seen, including parts from Colossus.

This year we invested around £470m (2014/15: around £500m) in research and development. Over the years we’ve been one of the largest investors in R&D of any company in the UK, and globally in the telecoms sectorb.

We’ve continued to grow the number of inventions we produce from our research activities. In 2015/16 we filed patent applications for 97 inventions (2014/15: 93).

We routinely seek patent protection in different countries, and at 31 March 2016 had a worldwide portfolio of around 4,700 patents and applications.

[b]	Comparison based on total R&D spend over 2005/6 to 2014/15. Source: EU Industrial R&D Investment Scoreboard, http://iri.jrc.ec.europa.eu/scoreboard.html

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Open innovation

We bring together expertise and resources (both our own and third-party) at our eight global development centres. Adastral Park in the UK is our technology headquarters. It’s an innovation campus which we share with around 70 high-tech companies, and a workplace for around 3,700 people. This year we continued to grow our development centres in Kuala Lumpur and Bengaluru.

We’re keen to work with people outside BT. We have extensive, long-standing, joint-research programmes with Cambridge University (UK), Massachusetts Institute of Technology (US), Tsinghua University (China), Khalifa University (UAE) and over 30 other universities globally.

Global innovation scouting

Our research teams work with customers and other companies in the US, Asia, Europe and the Middle East. And we’ve had people located at hotbeds of innovation such as Silicon Valley and Cambridge, Massachusetts for over 15 years.

These teams help us track the latest global developments in new technologies, business propositions and market trends. We’ve been finding new ways to support start-ups in Adastral Park and in London’s Tech City. And through our BT Infinity Lab programme we partner with entrepeneurs to meet and co-innovate with start-ups from around the world.

Our people help us innovate. This year our internal New Ideas Scheme had more than 1,700 submissions. It’s helping us provide a better service to our customers.

We run innovation showcases where business customers can discuss applications and solutions with our experts, and work with them on solving problems.

Under our communications programme, ‘Ingenious’, we’re sharing BT’s innovation story with thought-leaders, governments and the media. Examples of our research activities this year include:

G.fast speed improvements

We’ve been driving the standards for a new transmission system at the heart of our ultrafast broadband vision. This means we should be able to deploy ultrafast broadband far more quickly than previously thought possible.

XG-FAST trial

Working with Bell Labs, we’ve demonstrated speeds of 5.6Gbps over 35 metres of copper cable in lab conditions. This proves it’s possible to achieve very high broadband speeds over existing infrastructure.

Long-reach VDSL

We’ve shown in the lab that we can take a 2km long copper line currently achieving 9Mbps with standard VDSL, and increase this to 24Mbps and beyond.

Future-proofing exchange operations

We’ve been improving the tools that our exchange-based engineering teams use for planning their work. We use artificial intelligence and mathematical modelling to better forecast, plan and schedule where people and equipment will be needed.

Quantum communications

We’re also leading the world in demonstrating how quantum physics and optical engineering are on the cusp of providing much improved security for optical fibre systems. We’ve shown how a 200Gbps stream of encrypted data can be transmitted on the same 100km network link as a quantum encryption key. This work could offer enhanced security for the data networks of the future.

Brand and reputation

We own three strong brands: BT, EE and Plusnet. These are at the heart of our efforts to broaden and deepen our customer relationships. The experience our customers have is shaped not just by the service our front-line teams provide, but by everything we do: from the products and propositions we design, to the way we communicate with customers.

The BT brand continues to go from strength to strength. Brand Finance has valued it at $18.4bn, 14% more than a year ago. According to their analysis, BT is the 60th most valuable brand in the world and the third most valuable brand in the UK.

In March 2015, we re-entered the UK consumer mobile market, under the BT brand. In January 2016 we took ownership of the EE brand. Since its launch in 2012, the EE brand has achieved impressive results in terms of awareness and positive associations.

The Plusnet brand continues to offer a distinctive position of brilliant service at a great price. We’ll continue to run all three of our brands in the UK consumer market, offering products that meet different customer needs.

We continue to innovate for our customers, further building the strength and breadth of our brands. For example:

•	In August, we added to our BT Sport offering, showing exclusive UEFA Champions League and UEFA Europa League games. We enhanced this with the launch of Europe’s first live Ultra HD sports TV channel.
•	We also embarked on a multi-year strategic technology partnership with the Williams Martini Racing Formula One team. We’re providing the team with innovative communications technology to help improve car performance with instant access to real-time data. Our collaboration is already helping Williams to work better – connecting race tracks around the world with its headquarters in Oxfordshire.

Using partnerships to raise awareness

Partnerships continue to play an important role in how we build our reputation and show our support for good causes. For example we:

•	launched our BT Sport Infinity Lab competition to find start-ups and entrepreneurs with innovative digital media and production solutions;
•	agreed multi-year sponsorship of the Institution of Engineering and Technology’s new Diamond Jubilee Scholarship Programme;
•	have continued to develop our Connecting Africa programme (see page 38); and
•	continued to support good causes including Children in Need in November 2015 and Sport Relief in March 2016 (see page 34).

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Stakeholders
and relationships

As well as our people, our main stakeholders are: our customers; communities; shareholders; lenders; our pension schemes; suppliers; government; and regulatory authorities.

Our markets and customers

We sell fixed-voice, broadband, mobile and TV products and services to individuals and households in the UK. For small and medium-sized enterprises, as well as larger businesses in the UK, we offer fixed-voice, broadband, mobility, networking and IT services. In both the UK and globally we offer managed networked IT services to multinational corporations, domestic businesses and public sector organisations.

Some of our customers are also our competitors. This is because we sell wholesale products and services to other communications providers in the UK and overseas.

You can read about our markets, customers and the services we provide them in our lines of business section, from page 57.

Communities and society[a]

BT’s purpose is embedded at the heart of our business, and has helped us to deliver economic growth and wider societal and environmental benefits. During the year we invested £35m to accelerate a number of environmental and societal priorities that help to bring our purpose to life (see page 43). This investment is a mixture of cash, time volunteered, and in-kind contributions. It is equivalent to 1.1% of our previous year’s adjusted profit before tax. Over the last five years we’ve invested over £153m, an average of 1.18% of our adjusted profit before tax.

a Data excludes EE.

Creating a connected society

This year, we extended our fibre footprint in the UK to more than 25m premises and – in line with our 2020 goal – this means around 8.5 out of 10 people can now access fibre-based products and services (see page 85). We plan to extend coverage even further so that fibre availability in the UK exceeds the Government’s current target of 95% by the end of 2017.

We continue to push for greater digital inclusion, both by playing a leading role in the development of the Government’s Digital Inclusion Outcomes Framework, and through the use of our own products.

We’re helping low income groups to get online with two products: BT Basic + Broadband and our BT Business Digital Inclusion for Social Housing solution. The launch of the ‘BT and Barclays Wi-Fi in Our Community’ initiative is providing access, guidance and coaching to those who need it most.

Keeping people safe online remains a priority. Internet Matters, the website we co-founded in 2014 to help parents keep their children safe online, has now had over 2.5m visitors. The Right Click, our partnership with UNICEF UK, has seen BT volunteers deliver 280 workshops in schools, teaching children and parents how to use the internet safely.

This year we’ve developed a methodology to measure the social impact of our products and services. This has been successfully piloted on three propositions (BT Basic, Digital Inclusion for Social Housing and Mobile Health Worker) and has been used on a corporate contract through our work with the Colombian government (page 62). Having a way to measure the wider benefits our products and services can bring shows how valuable ICT, and what we do, has become in people’s day-to-day lives. We can also use the methodology to influence how we develop our future products.

Outside the UK, our Connecting Africa programme has now successfully connected all 30 of the planned SOS Children’s Villages, in 13 countries, using BT’s satellite technology. We have used this in seven villages to provide a new Healthcare Management System, improving healthcare services for over 100,000 people.

We also continue to embed social and environmental criteria into our business processes, helping us to make better decisions, stimulate growth and spark innovation. In January we launched a BT Infinity Lab competition, in partnership with the Department of Transport, to stimulate social and environmental innovation in the SME sector.

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Supporting charities and communities

This year we added £94m towards our £1bn target. £60m of this was raised via MyDonate, our commission-free online fundraising and donations platform. This takes our overall fundraising total to £327m.

As well as supporting a number of smaller charities and individual fundraisers, we again used MyDonate and our communications technology – with help from our volunteers – to support various large telethons (page 34). These included Comic Relief, Children in Need, and the Disasters Emergency Committee appeal after the earthquake in Nepal.

In the UK, we provide discounted calls and line rental charges to members of The Charities Club, saving those charities £1.2m on their phone bills.

We see sport as a positive vehicle for change in young people’s lives. Through the donations of BT Sport customers, The Supporters Club funded nine new sports charities and community sports foundations this year (four in the UK). And we encourage people to take up sport through the Join In campaign.

Our shareholders

We have around 825,000 shareholders. As well as the Annual Report and Annual General Meeting, we keep our shareholders up to date with how we’re doing through regular mailings. These often include offers on our products and services that are only available to shareholders. Our website includes press releases, newsletters, presentations and webcasts that can also keep our shareholders informed.

We held a general meeting in April 2015 at which our shareholders approved the acquisition of EE. And in January 2016 we published a prospectus for the issue of new BT shares that were part of the consideration for the acquisition.

Most of our shares are held by institutional investors. We have an extensive investor relations programme aimed at keeping existing investors informed and attracting new ones. This programme includes:

•	reporting quarterly results, accompanied by a conference call or presentation from senior management;
•	‘teach-ins’ on key topics;
•	site visits (for example this year we invited investors to an innovation event at Adastral Park); and
•	meetings and conference calls with investors both in the UK and around the world.

In 2015/16, we held 353 meetings or events with institutional investors. This compares with 369 in 2014/15.

We were voted the best company for investor relations in England in the Extel Survey 2015, for the second year running. We also maintained our second place in the European telecoms sector. And we won the IR Magazine award for best investor relations in the European Technology & Communications sector.

Our lenders

Our lenders, mainly banking institutions and bondholders, play an important role in our treasury and funding strategy.

These relationships are vital for funding the business and meeting our liquidity requirements. We tell you more about this on page 102.

Our pension schemes

We operate defined benefit and defined contribution pension schemes. The largest is the BT Pension Scheme (BTPS) which has 301,500 members. You can read more about it on page 107.

Our suppliers

Our suppliers play a vital role; their products and services help us deliver our strategy. We source from across the world and currently have suppliers in over 150 countries. We spent around £10.2bn with our suppliers this year (2014/15: £9.4bn). Around 64% of our spend is with the top 100 suppliers.

We want to get the most from our suppliers – especially from their diversity, skills and innovation. The mix of suppliers keeps evolving as we expand into markets such as mobility, TV and televised sport. This year we’ve grown our supplier base in IT security, to support our growing investment in cyber security. But we’ve also removed over 2,800 suppliers from our procurement systems.

As part of integrating EE, we’re working to identify opportunities for cost savings and efficiencies through our combined spend.

Our approach to procurement

We have around 330 BT people in 30 countries working with suppliers. As part of our cost transformation activities we’ve concentrated on making the most of our relationships with our largest suppliers to get even better value. In-life contract management of our top 130 suppliers has delivered savings of around £18m.

We’ve continued our Purchase Order (PO) Intercept programme, reviewing all POs over £1,000 to make sure that we’re getting the best from our spend across BT. Our Central Business Services organisation has hired more people to support this programme. They’ve reviewed around 90,000 POs, accounting for £4bn of spend, and have saved us more than £15m.

The Procurement Profession, part of the BT Academy, has grown this year, developing a rich library of over 120 training modules. The website attracts nearly 250 visits a month on average.

Our ambition is to have all our buyers accredited and licensed. And for a few of our expert practitioners to be recognised externally as fellows of CIPS (Chartered Institute of Procurement and Supply).

We now have 198 licensed buyers. And there are now five fellows of CIPS (2014/15: two) leading our procurement activities in BT.

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Choosing our suppliers

We want to know who we’re doing business with and who is acting on our behalf. So we:

•	choose suppliers using principles that make sure both we and the supplier act ethically and responsibly;
•	check that the goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way; and
•	measure things like suppliers’ energy use, environmental impact and labour standards, and work with them to improve these.

Ethical standards in our supply chain

We want our suppliers’ employees to experience working conditions that are safe and fair. We send all but our lowest-risk suppliers an ethical standards questionnaire. Based on their responses, we follow up with any suppliers identified as high or medium risk. This year we met our target to achieve 100% follow-up action within three months. We also visit supplier sites to make sure they meet our standards. This year we visited 47 sites around the world, the same as last year.

To comply with the Dodd-Frank Act and our Securities and Exchange Commission (SEC) obligations, we repeated our annual research asking our BT product suppliers whether their products contain certain minerals which may have been sourced from conflict areas such as the Democratic Republic of the Congo. As a result we have a better understanding of our suppliers’ own supply chains but we’re not yet at the point where we can declare an individual product to be entirely conflict mineral free.

In June 2015 we filed with the SEC our 2014 report describing our conflict minerals approach and reflecting the supplier responses we received. We will file the report for 2015 in May 2016.

The Modern Slavery Act, which came into effect in 2015, has meant that we’re reviewing the processes we use with our suppliers to address human rights risks in our supply chain.

Paying our suppliers

This year the average number of days between invoice date and supplier payment was 62 days globally (2014/15: 60 days), with 54 days for UK invoices.

Suppliers can choose to use the BT Supplier Finance scheme which offers contracted suppliers the chance to be paid early. This reduces their financing costs.

We introduced it in September 2013 and it’s now one of the largest supplier finance schemes in the UK, supporting over £1.4bn of spend. EE also operates a supplier finance scheme.

These schemes are attractive for SMEs (who make up around 40% of our supply base). They also support UK government initiatives to encourage small business growth.

We also follow the principles of the Better Payment Practice Code set up by the Government in partnership with business organisations.

Human rights

The human rights of our employees, people working in our supply chain, our customers and members of the communities where we operate could be affected by the way we do business. We think about what these effects could be and try to positively impact the experience and approach for those we work with. We also consider how we can remove or reduce potential negative impacts in accordance with the UN Guiding Principles on Business and Human Rights (UNGPs).

It’s important that everyone in BT, and everyone who works with us, understands our commitment to the UNGPs. That’s why we commit to them in The Way We Work, our statement of business practice.

We have other policies to address specific issues which might affect human rights, such as: supply chain standards; diversity and inclusion; and safety and wellbeing in the workplace.

We’re in the process of drawing together our approach into one overarching human rights policy so that anyone can easily access our principles and understand how we put them into practice.

As we’re a communications provider, the rights to privacy and freedom of expression are the human rights which could be most at risk from our operations:

•	Privacy – because we must comply with laws on investigatory powers. These allow governments, in certain situations, to request information about how people use our services and the content of their communications.
•	Freedom of expression – because although we don’t host much online content ourselves, we do help people get online. So if we block content (which we do in very limited circumstances), that could clearly affect people’s rights to express their views and receive information.

We support and respect people’s rights to privacy and free expression, though we accept that sometimes there may need to be limitations on those rights, as international human rights standards allow. Any limitations should be within clear legal frameworks with the right checks and balances. In December 2015 we published our Privacy and Free Expression in UK Communications report which explains our approach to this in more detail.

Our Human Rights Steering Group, which is chaired by a member of the Operating Committee, meets quarterly. This year it considered a broad range of issues, including:

•	our approach to an overarching human rights policy;
•	our due diligence processes when it comes to winning business;
•	the Modern Slavery Act 2015;
•	our supply chain; and
•	specific human rights issues arising from day-to-day business.

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We’re developing an enhanced human rights due diligence tool for our global sales team. We’ve also undertaken detailed human rights impact assessments on a number of potential business opportunities. As a result, we took a range of mitigating steps such as including detailed contractual provisions, integrating human rights considerations into customer training and ongoing project monitoring. We’ve also turned down business opportunities on the basis of human rights concerns.

Our relationship with HM Government

We’re one of the largest suppliers of networked IT services to the UK public sector. We work with more than 1,400 organisations across central, local and devolved government, healthcare, police and defence to provide some of the UK’s most vital services. For example:

•	We run N3, the National Health Service’s secure national network.
•	We provide telecoms services to the Ministry of Defence and contact centre and conferencing services to the Department for Work and Pensions.
•	We’ve recently started working with the NHS Islington Clinical Commissioning Group and the London Borough of Islington to provide a service that will help join up health and social care in Islington and improve the experience of care for the borough’s residents.
•	We’re working with Bromley Council to deliver computer and data centre services which will help provide them with greater flexibility in running their IT services.
•	We’re working with the Government to extend fibre broadband to rural areas under the Broadband Delivery UK (BDUK) scheme.
•	In December, EE was awarded a contract to provide the emergency services with nationwide 4G voice and data services.

We can be required by law to do certain things and provide certain services to the Government. For example, under the Communications Act, we (and others) can be required to provide or restore services during disasters. The Civil Contingencies Act 2004 also says that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning.

The Secretary of State for the Home Department can also require us to take certain actions in the interests of national security.

Regulation

Communications and TV services are regulated by governmental and non-governmental bodies in the UK and around the world. This is to make sure that CPs and broadcasters comply with common standards and rules, and that nobody is disadvantaged by providers with strong positions in their markets.

European Union (EU) regulation

In EU countries, electronic communications networks and services are governed by directives and regulations set by the European Commission (EC). These create a Europe-wide framework (known as the European Common Regulatory Framework) covering services such as fixed and mobile voice, broadband, cable and satellite TV.

The directives include rules covering:

•	access and interconnection;
•	universal service obligations; and
•	a requirement for national regulators to review markets for significant market power (SMP) every three years and to put appropriate and proportionate SMP remedies in place.

Companies with SMP typically have a market share of 40% or more and would, without regulation, be able to do things such as increase prices without losing business to competitors (as would happen in a fully competitive market). The directives also cover how regulators should impose remedies to prevent the exercise of SMP, for example by setting price controls. The rules require national regulators to consult with the EC on any remedies before they are finalised to make sure they’re consistent with European regulations.

Functional separation of the access network from downstream businesses is included in the EU Common Regulatory Framework list of remedies. But it’s positioned as an exceptional remedy, requiring a high burden of proof of market failure, and is subject to EC approval. Structural separation, unless self-imposed, is not included.

Review of the European Common Regulatory Framework

In May 2015, the EC announced its strategy for the Digital Single Market which includes a plan to review the European Common Regulatory Framework. As part of this review, the EC will assess how to encourage investment in infrastructure and how to make current telecoms and media rules fit for new challenges and new types of service provider. The EC is also reviewing copyright and content policy. Any changes are expected to be implemented by mid-2017.

UK regulation

The UK telecoms and broadcasting industries are regulated primarily by Ofcom (the UK’s independent regulator) within the framework set by the various European directives, the Communications Act 2003 (the Communications Act) and other UK and EU regulations and recommendations.

The telecoms sector is subject to an extensive ex-ante regulatory framework set out under the European Common Regulatory Framework. By contrast, broadcasting and pay-TV is only currently subject to a mixture of separate, specific regulation and general competition law.

The Communications Act and Ofcom

The Communications Act gives Ofcom legal powers and sets out how electronic communications and broadcasting services should be regulated in the UK. It includes the conditions set by the European directives.

Ofcom’s main duties
• To further the interests of citizens in relation to communications matters. • To further the interests of consumers in relevant markets, where appropriate, by promoting competition.

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Under the powers of the Communications Act, Ofcom sets conditions that CPs must comply with. Some conditions, known as General Conditions, apply to all CPs. These mainly deal with:

•	protecting consumers;
•	access and interconnection;
•	planning for emergencies;
•	providing information to Ofcom; and
•	allocating and transferring phone numbers.

Other conditions apply to certain companies that are universal service providers or which Ofcom has decided have SMP in a particular market. We’re the designated universal service provider for the UK (except for the Hull area where it is KCOM Group) and so we have certain obligations. The main one is to make sure that basic fixed-line services are available at an affordable price to all consumers. We’re also obliged to provide public payphones, although we can remove those that are uneconomic (subject to local consultation and agreement by local authorities).

We have SMP in a number of markets including Business Connectivity (such as Ethernet and backhaul), Fixed Access (including LLU, GEA and WLR) and Wholesale Narrowband (such as Call Origination). Ofcom’s market reviews are therefore very important for us.

Following a market review, if Ofcom decides that a CP has SMP, it can put controls in place, typically on the prices which the CP can charge. Ofcom will generally try to set charges that are reasonably based on costs and an appropriate return on the capital invested.

CPs affected by Ofcom decisions can appeal them through a number of routes, including to the Competition Appeal Tribunal (CAT) or to the High Court.

BT’s Undertakings

In response to Ofcom’s 2005 Strategic Review of Telecommunications we gave some legally-binding undertakings under the Enterprise Act 2002. These Undertakings (which included the creation of Openreach) began in September 2005. They aim to give clarity and certainty to the UK telecoms industry about the way we provide wholesale regulated products. This in turn supports effective and fair competition in related retail markets.

Ofcom’s Strategic Review of Digital Communications

Ofcom announced in March 2015 that, ten years on from the last one, it would carry out a new strategic review, this time of the wider digital communications industry.

The review has looked at ways to improve investment, innovation and sustainable competition across fixed-line, broadband and mobile markets, and at ways to ensure that where regulation is necessary it is targeted, with deregulation elsewhere. Ofcom has also looked at ways of empowering consumers.

On 25 February 2016, Ofcom published its initial conclusions:

•  Ofcom sees passive access to Openreach’s underground ducts and telephone poles as key to its future competition policy, especially to encourage investment in fibre-to-the-premises by other companies. Ofcom wants an improved process for getting access to this infrastucture, including an online database of its location, condition and capacity.

•  Ofcom wants a strengthened model of functional separation of Openreach so that it can take its own decisions on budget, investment and strategy, in consultation with the wider industry.

•  Ofcom intends to introduce: tougher rules on faults, repairs and installations; transparent information on service quality; and automatic compensation for consumers when things go wrong.

•  Ofcom will work with the Government to deliver a new universal right to fast, affordable broadband for every household and business in the UK. Also, when Ofcom releases spectrum for mobile operators, it intends to impose obligations to improve rural mobile coverage.

We’ve made a number of proposals to Ofcom to address its concerns. These include a new governance structure for Openreach and a clear commitment on investment. We’re happy for other companies to use our ducts and poles which have been open to competitors since 2011.

Overseas regulation

The degree of regulation in international markets varies widely. This can hinder our ability to compete and provide the services our customers require. We’re pressing incumbent operators around the world, and their national regulatory authorities, for fairer, cost-related wholesale access to their networks.

We’re also in discussions with both EC and US regulatory authorities over what we believe to be premature deregulation of parts of the US telecoms market. This has made it more difficult for non-US CPs to enter and compete in the US, while European telecoms markets remain open to competition from US operators.

Price regulation of our main wholesale products

The following table shows the main wholesale products provided to CPs which are subject to price controls in markets where we have been found to have SMP.

Product	Annual charge control	Current charge control ends

Call origination	RPI–3.6%	30 September 2016

Call termination	RPI–3.1%	30 September 2016

Ethernet	CPI–13.5%	31 March 2019

PPCs	CPI–3.5%	31 March 2019

WLR rental	CPI–3.0%	31 March 2017

IPStream rental	CPI–4.4% in Market Aa only	31 March 2017

MPF rental	CPI+0.3%	31 March 2017

SMPF rental	CPI–33.4%	31 March 2017

[a]	Wholesale broadband services are regulated in Market A which covers 9.5% of UK premises. Market B covers the remaining premises and is competitive and unregulated.

Our wholesale fibre broadband product, GEA, is not currently subject to price regulation. This will be reviewed again in Ofcom’s Wholesale Local Access market review, expected to begin later in 2016, with a final decision due by 1 April 2017.

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Other regulatory decisions and activities

Business Connectivity market and cost attribution

In April 2016, Ofcom published its final statement on its Business Connectivity Market Review, Leased Lines Charge Control and Cost Attribution Review. The key measures Ofcom imposed are:

•	charge controls to apply from 1 May 2016 until 31 March 2019;
•	the introduction of minimum service levels for the provision of Ethernet services by Openreach;
•	requiring Openreach to provide access to its fibre network for providers of high-speed leased lines for businesses (‘dark fibre’).

In setting the charge controls, Ofcom made a number of base year cost adjustments to reflect its Cost Attribution Review assessment that some of our attribution methodologies do not reflect the activity that drives the cost. This is also likely to affect future price controls, including in the Wholesale Local Access and Narrowband markets.

Ethernet dispute

In August 2015, the Court of Appeal granted us permission to appeal the CAT’s August 2014 decision relating to a dispute on historical Ethernet pricing that was originally determined by Ofcom in 2012. Our appeal was granted on three legal grounds, including whether Ofcom had the power to require us to make the payments it determined in the dispute and if it has the power to award interest charges on these payments. Ofcom has deferred its final determination on the amount of interest payable until the Court hears the appeal, which we expect to take place in March 2017.

In November 2015, the Court of Appeal also granted TalkTalk permission to appeal the CAT’s August 2014 decision.

Margin squeeze test

In May 2015, we lodged an appeal with the CAT against the design of Ofcom’s regulatory margin squeeze test which requires BT Consumer to maintain a ‘minimum margin’ on newly-acquired fibre broadband customers.

In August 2015, Ofcom issued supplementary guidance on how the ‘minimum margin’ test in respect of fibre broadband would be impacted by a material change in circumstances (such as the launch of our UEFA Champions League and UEFA Europa League content). While we welcome this guidance, it still doesn’t provide enough flexibility around how we recover our BT Sport costs. And we believe it doesn’t address concerns previously raised by the European Commission around providing us sufficient flexibility to recover these costs.

In March 2016, the CAT issued its judgment on our appeal. The CAT found that Ofcom was entitled to impose a regulatory margin squeeze test as one of the remedies in its Fixed Access Market Review, and rejected our arguments that Ofcom had not met the legal or evidential tests to impose such a condition. Our appeal on the design of the margin squeeze test is being heard by the CMA and its provisional determination is expected in the coming months.

Pay-TV

We’re appealing to the CAT Ofcom’s November 2015 decision to remove Sky’s Wholesale Must Offer obligation on Sky Sports. We believe that effective remedies are essential to address the failure of competition in the pay-TV market, where Sky has held a dominant position for more than a decade.

Broadband USO

In March 2016, the UK Government began a consultation on a broadband Universal Service Obligation (USO) that will require a minimum line speed of 10Mbps to be provided. In April 2016, at the Government’s request, Ofcom began a consultation on the design of the USO including: whether there should be one or more designated USO providers; whether there should be a competitive process for designating USO providers; and whether the net costs of a USO should be funded by industry. Ofcom plans to report back to the Government by the end of 2016.

Regulatory approval of our acquisition of EE

In February 2015 we announced that we’d agreed definitive terms to acquire EE. This transaction was subject to approval by BT shareholders and merger clearance, in particular from the UK Competition and Markets Authority (CMA). In October 2015, the CMA gave its provisional clearance to the deal, announcing that it is not expected to result in a substantial lessening of competition in any market in the UK. The CMA gave formal approval, unconditionally without remedies, on 15 January 2016.

Protecting
the environment

We believe that the Information and Communications Technology (ICT) industry plays a vital and ever-growing role in tackling climate changea. As set out in a reportb published this year, we believe increased investment in ICT can reduce UK carbon emissions by 24% by 2030, while creating value for the UK economy (£122bn in that year). Reflecting our role in this area, we also organised and took part in working sessions at the UN climate negotiations in Paris (COP21).

We launched 100% Sport at Climate Week in New York, encouraging sports fans to switch to renewable energy and promoting our support for the global #go100percent campaign (created by the Renewables 100 Policy Institute).

[a]	As a signatory to the Climate Disclosure Standards Board’s (CDSB) fiduciary duty and climate change disclosure, we summarise our response to climate change through this Annual Report with more details in our Delivering Our Purpose report, www.btplc.com/Purposefulbusiness
[b]	‘The Role of ICT in Reducing Carbon Emissions in the UK’, www.btplc.com/Purposefulbusiness/ Stories/Energyenvironment/UKcarbontargets/index.htm

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Reducing our customers’ carbon footprinta,b

We continue to progress towards our 3:1 goal, measuring the impact our products and services can have on reducing our customers’ carbon emissions.

This year we generated £3.6bn of revenue from products that have contributed to carbon abatement – up from £3.4bn in 2014/15. As an example, our Field Force Automation services enable organisations with mobile teams to improve their productivity by automating fleet and driver scheduling and reporting. This means they can better manage their fleet of vehicles, saving fuel and reducing emissions.

3:1 Goal	2015/16[b]	2014/15

Customer savings	7.6 Mt	7.1 Mt

Our impact	4.8 Mt	4.6 Mt

Ratio	1.6:1	1.5:1

Our own energy use and carbon footprinta,b

Reducing our energy use

We’ve reduced our worldwide energy use for the seventh consecutive year. In Great Britain we spent around £307m on energy and fuel this year (2014/15: £306m). We estimate that our energy savings programme has helped reduce our overall bill by £29m this year, and by £190m since 2009/10. 95% of the worldwide energy we buy comes from renewable sources and we’re aiming to achieve 100% – where markets allow – by the end of 2020.

[a]	We restate previous years’ data when subsequent information is deemed to be materially significant, such as replacing previous estimates with measured figures.
[b]	EE data is excluded, in line with the GHG protocol below, pending next year’s report when we will provide new baseline numbers.
[c]	We use the GHG Protocol Corporate Accounting and Reporting Standard, with UK Government GHG Conversion Factors for Company Reporting 2015.

Reducing our carbon footprint

We report all of the greenhouse gas (GHG) emission sources required under UK regulationsc. The following chart shows the 10% reduction this year in our total operational worldwide CO2 equivalent (CO2e) emissionsd:

Figures exclude third-party consumption and EE.

We also report two CO2e intensity measures:

•	Our climate stabilisation intensity (CSI) target: by 2020, we’ll reduce our operational worldwide carbon emissions per unit of value-added (our contribution to GDP) by 80% compared to 1996/97. This year, we achieved 81%, exceeding our target. Next year, we’ll incorporate EE into the numbers and set a new target.
•	Our scope 1 & 2 emissions this year totalled 12.5 tonnes CO2e per £m revenue, reflecting an 86% reduction since our base year of 1996/97.

Conserving natural resourcesa,b

Reducing water usage

Most of our water usage is for office and catering facilities, or to cool equipment (for example, in telephone exchanges). This year we reduced our UK water consumption by 10%. We’ll continue to target and reduce leaks using our half-hourly meter readings, provided by our automatic monitoring and reporting programme.

Managing waste products

We try to minimise the amount of materials we use in our operations, and re-use them where we can. Otherwise our specialist contractors recycle them wherever possible, or manage their disposal – including hazardous materials such as oil and some types of light bulbs and batteries – in line with legislation.

[d]	We report on all our greenhouse gas emissions as a single total, by converting them to the equivalent amount of CO2 using latest government conversion factors.
[e]	Detailed emissions data is available from our Delivering Our Purpose website, www.btplc.com/Purposefulbusiness. To comply with revised GHG Protocol guidance this year, we now report both market and location-based Scope 2 data. This chart uses a market-based measure for 2015/16, consistent with the methodology used in previous years.

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Our performance as a sustainable

and responsible business

The first table below demonstrates our performance against our six 2020 ambitions. Below that, we report progress against seven foundation measures. Next year, we aim to maintain or improve on each of our ambitions and measures. To aid comparison against previous years, we exclude EE’s contribution to the group this year, but we’ll provide new baseline numbers in our 2016/17 Annual Report.

Our 2020 ambitions

	Our 2020 ambitions	2014/15 performance	2015/16 performance	Status	Page

Supporting charities and communities	Use our skills and technology to help generate more than £1bn for good causes	£86m raised for good causes	£94m raised for good causes
		Cumulative total: £234m since 2012	Cumulative total: £327m since 2012
	Inspire 66% (two-thirds) of our people to volunteer	26% of BT people volunteering	27% of BT people volunteering

Creating a connected society	More than 9/10 people in the UK will have access to our fibre-based products and services	7.5 out of 10	8.5 out of 10

	Helping 10m people overcome social disadvantage through the benefits our products and services can bring	n/a – new target	2.6m people reached

Creating a culture of tech literacy	Help 5m children to receive better teaching in computer skills	n/a – new target	344,000 children reached

Delivering environmental benefits	Enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business	1.5:1 achieved	1.6:1 achieved

Our foundation measures

	Our foundations	2014/15 performance	2015/16 performance	Status	Page

Our investment	Investment to accelerate our purposeful business approach; to be more than 1% of adjusted profit before tax (PBT)	1.15% of PBT invested	1.10% of PBT invested

Our customers	Customer service: to consistently improve RFT across our entire customer base	4.7% improvement	3.0% reduction (see page 22)

Our employees	Employee engagement index: our relationship with our employees	3.82/5 achieved	3.81/5 achieved
	Sickness absence rate: % of calendar days lost to sickness	2.23% calendar days lost to sickness	2.33% calendar days lost to sickness
	Ethical performance: our employees’ awareness and training	4.33/5 achieved	4.31/5 achieved

Our suppliers

Ethical Trading: across our supply chain, with focus on Human Rights. Achieve 100% follow-up within three months, for all suppliers identified as high or medium risk, through our ethical standards questionnaire

		96% follow-up within three months	100% follow-up within three months

Our environmental impact	CO2e emissions: a measure of our climate change impact. We’ll reduce our worldwide CO2e emission intensity by 80% by December 2020	79% reduction in net CO2e emission intensity vs. base levels (1996/97)	81% reduction in net CO2e emission intensity vs. base levels (1996/97)

Target met	Target failed	Ongoing

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Our risks

We’re affected by a number of risks and uncertainties. Some risks come from outside our business, others from within. Some we can’t control. Many of our risks are similar to those felt by comparable businesses.

Principal risks and uncertainties

The principal risks and uncertainties that affect us could have an impact on our business, brand, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so has our response to them.

Our Enterprise Risk Management framework gives reasonable (but cannot give absolute) assurance that we’ve identified and addressed our biggest risks. However, there may be some risks which are unknown to us today. And there may be some that we consider less significant now but which become more important later.

Things that happen outside BT present both risks and opportunities, to our business and to others. We focus our efforts on predicting and mitigating those risks while aiming to take advantage of any opportunities that may emerge.

We recognise the particular uncertainty that political and geo-political risks present, both in the UK (like the forthcoming referendum on Britain’s membership of the EU) and globally. We monitor these through a separate sub-committee of our Group Risk Panel.

In the section that follows, we talk about what we’re doing to stop our main risks materialising, or to limit their impact. Our biggest risks and uncertainties should be considered alongside the risk management process, the forward-looking statements in this document and the cautionary statement on those statements (see page 248).

How we manage risk

To meet our objectives, build shareholder value and promote our stakeholders’ interests, we must manage risk.

We have a group-wide risk management process with four stages. The directors believe our Enterprise Risk Management framework and process support a robust assessment of our principal risks.

Changes over the year

In 2014/15 we improved the way we manage risk by: strengthening our approach to managing it in projects and programmes; further developing our assessment of risk appetite; and identifying opportunities to develop our risk management culture. Specific improvements in 2015/16 included:

UK Corporate Governance Code

Responding to changes in the UK Corporate Governance Code, we’ve refreshed several aspects of our risk management framework. That included expanding our quantification methodology and reviewing our material controls.

Enhanced tools

This year we’ve trialled software which helps with modelling risk. We’re also in the process of upgrading our core risk management software to make it easier for people to use.

Education and awareness

We believe risk management is an essential capability for our business. It’ll therefore be a core skill across all the professions in our business with tailored training for everyone who works for BT.

Enterprise Risk Management framework

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Strategic and financial risks

Growth in a competitive market

Our markets are characterised by:

•	constant and rapid change;
•	strong and new competition;
•	falling prices and (in some markets) falling revenues;
•	technology changes;
•	market and product convergence;
•	customers moving between providers; and
•	regulation to promote competition and cut wholesale prices.

Potential impact

If we don’t grow our revenue profitably and sustainably, our cash flows could be impacted. This could limit our ability to invest in the business or pay dividends.

Link to strategy and business model • Invest for growth Trend:

What’s changed over the last year?

Last year we did some big things as part of our growth strategy. We:

•	acquired EE;
•	won FA Premier League rights for the second time;
•	launched our BT Sport Europe channel; and
•	deployed more of our fibre broadband network.

Our competitors are beginning to react. CK Hutchison wants to buy Telefónica Europe plc (O2 UK). Virgin Media is expanding its network. Sky is being more aggressive in broadband. Vodafone has entered the consumer home phone market. The market is going to get more difficult – not only because of the moves of our traditional competitors but also from players in neighbouring markets, as the dividing lines between industries keep blurring.

There are also regulatory risks that could threaten revenue growth – particularly Ofcom’s ‘Business Connectivity Market Review’ and ‘Wholesale Must Offer’ statement on pay-TV sports channels.

How we’re mitigating the risks

We stick to our strategy, which means:

•	broadening and deepening our customer relationships;
•	delivering superior customer service;
•	transforming our costs; and
•	investing for growth.

If we do that, we’ll grow our revenue profitably and sustainably.

We’ve been investing in areas like fibre, TV and content, voice and mobility, UK business markets, and our global corporate customers. Our cost transformation programmes are still delivering savings. We can also seek changes in regulation to make things fairer – so we can compete harder in neighbouring markets, which will be better for our customers.

Communications industry regulation

Regulation affects a lot of what we do.

In the UK, after market reviews, Ofcom can make us provide wholesale services on specified terms. Ofcom reviews the shape and size of that regulation every three years and can include controls on the price we charge for regulated products. It can investigate and enforce any regulatory rules in place and impose fines on us if we don’t comply.

Ofcom also has powers to regulate the terms on which we get supplied with certain services – for instance, mobile call termination and wholesale access to certain pay-TV channels. This can increase our costs and affects the scope of services we can provide to customers. Ofcom can also sort out disputes between us and other communications providers about the terms on which services are supplied.

Trend indicates management’s perception of how the pre-mitigation risk has moved year on year	Pre-mitigation risk is increasing/worsening	Pre-mitigation risk is at a similar level	Pre-mitigation risk is lessening/improving

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Outside the UK, general licensing requirements can make it tough for us to enter markets and compete. Regulation will also define the terms on which we can buy wholesale services from others.

Potential impact

Regulatory rules can affect our ability to compete effectively and earn revenues. UK regulation has the biggest impact – because we have to supply wholesale access products on regulated terms.

Around £5.7bn of our revenue (£3.3bn of which is to downstream parts of BT) is from supplying wholesale services to markets where Ofcom has found us to have significant market power. Most of these revenues are from products with regulated prices which we also have to cut each year by a defined, real-term percentage. The regulatory controls usually last for three years and hold back revenues during that time.

Where other CPs ask Ofcom to sort out disputes with us, there’s a risk that Ofcom may set the prices we supply services at, and/or make us provide specific services. In some circumstances, Ofcom can adjust past prices and make us pay back CPs.

Regulation outside the UK can hit our revenue too. For example, overly-restrictive licensing requirements or ineffective regulation of access to other networks mean we might not be able to compete fairly. Regulation can also define and control the terms of access to necessary regulated inputs, which raises our costs.

Link to strategy and business model • Deliver superior customer service Trend: • Transform our costs

What’s changed over the last year?

There has been a lot of regulatory activity in different areas. We’ve summarised this in the Regulation section on page 41.

Alongside the standard cycle of market reviews, in March 2015 Ofcom announced an overarching strategic review of the digital communications market. In February 2016 it set out its initial conclusions. Some of these could impact our operations, revenues and costs if they’re adopted, for example:

•	strengthening Openreach’s functional separation;
•	keeping structural separation on the table;
•	reducing regulation where it’s no longer required; and
•	relying on more end-to-end fibre-based competition.

How we’re mitigating the risks

Our team of regulatory specialists include economists and accountants. Together with legal experts and external advisers they continuously check for potential disputes with other CPs and look for opportunities to change regulatory rules. They talk continually with regulators and other key influencers to understand the outlook and to make sure we make our positions clear.

We push for fair, proportionate, consistent and evidenced-based regulation everywhere we do business. Whenever there are market reviews, charge controls, and disputes or investigations we put forward evidence and analysis. This helps us manage the risks around decisions in any particular year.

We can appeal any regulatory decisions we think are wrong. We can also raise disputes or complain (under the relevant regulatory framework or competition law) where we have problems getting access to wholesale services – like to wholesale pay-TV channels or to other access networks.

Pensions

We have a large funding obligation to our main defined benefit pension scheme in the UK, the BT Pension Scheme (BTPS or Scheme). The BTPS faces similar risks to other defined benefit schemes. Things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden.

Potential impact

Our contributions to the BTPS are next due to be reviewed at the triennial funding valuation as at 30 June 2017. If there’s an increase in the pension deficit, then we could have to increase deficit payments into the Scheme. That might affect our share price and credit rating. If our credit rating fell in future, it would cost us more to borrow money and we might not get such flexible borrowing terms. Higher deficit payments could mean less money available to invest, pay out as dividends or repay debt as it matures.

Link to strategy and business model • Transform our costs Trend: • Invest for growth

What’s changed over the last year?

The last funding valuation of the BTPS, as at 30 June 2014, provided certainty over what we need to pay until the next triennial valuation is concluded.

Things like financial market conditions and expected future investment returns at the valuation date affect the funding position. When considering expected future returns, different factors are reviewed including yields (or returns) on government bonds, which have dropped significantly since 30 June 2014. If a lower future investment return is assumed at the next valuation our liabilities would likely go up, which may lead to bigger deficit payments.

EE operates the EE Pension Scheme (EEPS) which has a defined benefit section that was closed to future benefit accrual in 2014. The EEPS represents less than 2% of the group’s retirement benefit obligation. The latest funding valuation for the EEPS is being performed as at 31 December 2015.

How we’re mitigating the risks

The investment performance and liability experience are regularly reviewed by both us and the Trustee of the BTPS. We also consider the associated risks and possible mitigations. The assets of the BTPS are well diversified, softening the impact of sharp drops in the value of individual asset classes. This helps us maintain a reasonable balance of risk and return.

Our financial strength and cash generation provide a level of protection against the impact of changes in the funding position of the BTPS. The funding liabilities also include a buffer against future negative experience, as legislation requires that liabilities are calculated on a prudent basis.

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Operational risks

Security and resilience

Resilient IT systems, networks and associated infrastructure are essential to our commercial success. There are a lot of different hazards that could significantly interrupt our services.

These include the evolving threat of cyber-attack, as hackers increasingly see Internet Service Providers (ISPs) as attractive targets. Others include component failure, physical attack, copper cable or equipment theft, fire, explosion, flooding and extreme weather, power failure, overheating or extreme cold, problems encountered during upgrades and major changes, and suppliers failing to meet their obligations.

Potential impact

A malicious cyber-attack or breach of security could mean our data is lost, corrupted, disclosed or ransomed, or that our services are interrupted. We might have to pay fines, contract penalties and compensation, and have to operate under sanctions or temporary arrangements while we recover and put things right.

A big interruption to our services, from cyber-attack or otherwise, could mean immediate financial losses from fraud and theft; contract cancellations; lost revenue from not being able to process orders and invoices; contractual penalties; lost productivity and unplanned costs to restore and improve our security; prosecution and fines. Ultimately individuals’ welfare could be put at risk where we weren’t able to provide services or personal data was misappropriated.

Our revenues, new business and cash flow could suffer, and restoring our reputation and re-building our market share might take an extended period of time.

Link to strategy and business model • Deliver superior customer service Trend:

What’s changed over the last year?

We’ve invested in scanning and monitoring tools and automated cyber defences. But the rate of major cyber-related incidents needing a manual response keeps rising. We’ve increased the size of our Cyber Defence Operations team accordingly. To probe for vulnerabilities they simulate cyber-attacks. When we learn of potential attack routes, or get intelligence about attacks on similar organisations, we treat the information proactively and resolve it with the same speed and rigour as a real attack.

We’ve reviewed the resilience and disaster recovery capability of our critical systems, main data centres and our most important exchanges. This has helped us make judgements on where to invest in better and stronger systems and infrastructure. We’re also continuing to develop cross-site recovery for our critical systems where this didn’t previously exist. There are also several major change programmes underway to intensify IT and network controls to meet new levels of risk.

How we’re mitigating the risks

We use encryption to prevent unauthorised access to data travelling over our networks, or through direct access to computers and removable storage devices.

But encryption alone can’t eliminate this risk. People can be tricked into downloading malware or giving away information by phone or email. So we also implement extra layers of access control, block as many malicious emails as we can, and run awareness campaigns for customers and employees to make sure they stay vigilant.

We ask suppliers for evidence of compliance with our security policies. We also run an audit programme to test this. We simulate cyber-attacks to test how well protected our websites, networks and internal controls are.

A control framework helps us prevent service interruptions, supported by tried and tested recovery capabilities. Proactive problem management helps us address the root causes of common incidents.

We continue to invest in resilience and recovery capabilities for critical IT systems, as well as addressing vulnerabilities in our physical estate as we become aware of them. We also have a rolling programme of major incident simulations to test and refine our procedures for crises.

By replacing equipment approaching the end of its service life, we’re moving more of our legacy estate to new, more resilient facilities. We’ve also made sure that we have geographically-distributed locations that support cross-site recovery.

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Major contracts

We have a number of complex and high-value national and multinational customer contracts. The revenue and profitability of these contracts are affected by things like: variation in cost; achieving cost savings anticipated in contract pricing (both in terms of scale and time); delays in delivering or achieving agreed milestones owing to factors either in or out of our control; changes in customers’ requirements, their budgets, strategies or businesses; and our suppliers’ performance. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk varies with the scope and life of the contract and is typically higher in the early stages. Some customer contracts need investment in the early stages, which we then expect to recover over the life of the contract.

Major contracts often involve implementing new systems and communications networks, transforming legacy networks and developing new technologies. Delays or missed milestones might have an impact on us recovering these upfront costs. There is substantial performance risk in some of these highly-complex contracts.

Potential impact

If we don’t manage and meet our commitments under these contracts – or if customers’ needs, budgets, strategies or businesses change – then our expected future revenue, profitability and cash generation may go down. Unexpectedly high costs associated with delivering particular transformational contracts could also hit profitability. Earnings may drop. Contracts may even become loss-making through loss of revenue, changes to customers’ businesses (due to, for example, mergers or acquisitions), business failure or contract termination.

We’re still delivering lots of contracts with local authorities through regional fibre deployment programmes including the Broadband Delivery UK programme (BDUK). As with our other major contracts, if we failed to deliver these contracts successfully it might lead to reduced future revenue, profitability and cash generation.

As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. We also have an obligation to potentially either re-invest or repay grant funding depending on lots of different factors – including how many customers take up a new service.

Link to strategy and business model • Deliver superior customer service Trend: • Transform our costs • Invest for growth

What’s changed over the last year?

Tough market conditions and competitive pressures continue in many global regions, while in some we’re seeing bigger growth in volume of business because of our previous investments. The risk landscape changes accordingly, as does our focus of risk support and review.

Of particular note for 2015/16 has been the way the BDUK programme has helped UK broadband fibre implementation mature, cutting the associated delivery risks. But these risks have partly been replaced by new challenges from the next tranche of smaller contracts (with their associated geographic and technical risks). While our broadband contracts carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

How we’re mitigating the risks

At both group and line of business-level we have governance, risk management and reporting processes in place. Independent audits and the checks and balances in individual contracts provide assurance through an independent review programme. To track progress, we monitor how we’re doing on these risks and mitigation actions and report it to senior management. A separate, dedicated team provides assurance for our BDUK projects.

The BT Academy helps support skills development and learning initiatives. These help our Contract Management Profession to better identify and manage risk. We also update new training collateral whenever we learn something new. The scope and availability of training options continues to improve through BT-wide learning and development initiatives.

Supply chain

Our supply market is global, and there are often several links in our supply chains. So guaranteeing the integrity and continuity of those links is critical to our operations and therefore a big risk to our business.

Global markets expose us to global risks, including climate change. We weigh up and respond to any risks which crop up where geo-political and market forces could affect our suppliers’ ability to support us.

A global supply market means better sourcing opportunities, but brings challenges if suppliers become more geographically and culturally diverse from our customers.

Our dealings with suppliers – from the way we choose them, to the contracts we sign, to how we pay them – follow our trading and ethical policies. For more detail, see Our suppliers on page 39.

Potential impact

If something goes wrong in our supply chain the level of impact can vary. But most of the time it means higher costs for us, and potential damage to our customer service, investments and ultimately our brand. We could lose a lot of money if a big or important supplier went out of business, especially if that meant us having to change a technology or system. And if we couldn’t find an alternative supplier, it might compromise the commitments we make to our customers. And that might lead to breach of contract, lost revenue or penalties.

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation – possibly leading to legal action and lost revenue.

Link to strategy and business model • Deliver superior customer service Trend: • Transform our costs

What’s changed over the last year?

We’ve spent time assessing several emerging geo-political threats and the impact they’d have on our supply chain. They include Greece’s position in the Eurozone and the UK’s position in the EU.

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There’s a continuing trend toward mergers and acquisitions in some of the global markets we source from. It highlights the risk of us depending on single or monopolistic suppliers – particularly those less constrained by regulation and who might charge us more than their domestic customers.

There’s generally an increasing (and welcome) focus on human rights. The Modern Slavery Act 2015 means we must examine the potential risk of both modern slavery and human trafficking in our supply chain. Another ethical consideration is the risk of conflict minerals being in our supply chain, which would not only go against our ethical standard but could also harm our reputation.

How we’re mitigating the risks

We have a few really critical suppliers. We keep a close eye on their performance and ability to meet their obligations. We tell the business when to prepare for the risk of a supplier failing. And our senior leaders continually review how ready we are for those types of events.

We make sure we put in place the right due diligence when it comes to introducing new suppliers and to continuing business with existing ones. That includes checks on company finances, business and quality management systems, accreditations, and ethical and sustainability practices. We manage our top suppliers according to the contracts they’ve signed. We work with them to drive better ways of working every day, reducing our exposure to risks around poor supplier practices.

Case study: Early intervention to deliver major contracts

If we don’t establish strong contract and risk management at the start of a contract, it can have longer-term impacts on contract profitability and customer experience.

How we managed the risk

Contracts are generally getting more complex. To reduce contract risk, in 2015 we introduced a new team of contract mobilisation specialists. Their aim is to make sure large and complex contracts get off to a good start.

The team works exclusively on new contracts. They take a hands-on approach to improving and supplementing the way we manage contracts in their early stages. That helps make sure the in-life contract team has the level of planning and implementation capability it needs.

The result, and what we learned

There’s a strong link between contracts beginning well and us meeting our customers’ expectations. So our mobilisation specialists’ job is to cut the service delivery risk and the likelihood of implementation delays.

Our contract leads don’t begin new multi-year contracts that often, so they’re not always familiar with the huge volume of very detailed and time-critical actions unique to the first few weeks. But given how many of those types of contract we sign each year, it helps having a team with the right expertise and skills solely focused on supporting this activity.

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Annual Report 2016

Compliance risks

Business integrity and ethics

We’re proud of our high ethical standards. We don’t tolerate bribery. We don’t tolerate any forms of corruption. We follow a wide range of local and international anti-corruption and bribery laws – in particular the UK Bribery Act and US Foreign Corrupt Practices Act (FCPA). Both these pieces of legislation have extraterritorial reach, so cover our global operations. As we expand globally, we’re increasingly operating in countries seen as having a higher risk of bribery and corruption. We also have to make sure we follow trade sanctions and import and export controls.

Potential impact

If BT people, or associated people like suppliers or agents break anti-corruption, bribery or sanctions legislation there could be big penalties, criminal prosecution and significant brand damage. This could have a major or minor impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption or bribery or violating sanctions regulations that could lead to reputational damage with investors, regulators and customers.

Link to strategy and business model • Deliver superior customer service Trend: • Transform our costs

What’s changed over the last year?

More and more countries are bringing in anti-corruption and bribery legislation. In the UK, the Serious Fraud Office is now able to bring in deferred prosecutions agreements for fraud, bribery and other economic crime. In terms of enforcement, there are yet to be any big cases stemming from the UK Bribery Act, but US FCPA generates a lot of enforcement actions.

How we’re mitigating the risks

We’ve put a number of controls in place to address risk in this area. These include an anti-corruption and bribery programme and ‘The Way We Work’ (our statement of business practice, available in 14 languages). We ask all BT people to sign up to its principles and to our anti-corruption and bribery policy. We have policies covering gifts, hospitality, charitable donations and sponsorship. We run training for people in higher-risk roles like procurement and sales.

We regularly weigh up our business integrity risks to make sure we’ve got the right mitigation in place. ‘Speak Up’ (our confidential hotline) is operated by a third party with all reports passed straight to our Director of Ethics and Compliance for investigation.

Our internal audit team regularly runs checks on our business. External providers also assess areas we think are higher risk, to make sure people understand our policies and that controls are working. We do selective due diligence checks on third parties like suppliers, agents, resellers and distributors. Procurement contracts include anti-corruption and bribery clauses.

Our policy helps us follow all sanctions and export controls that apply to us. That policy means all bids involving a country with sanctions imposed by the EU and/or the US need approval. The policy also mandates everyone uses our internal shipping system to arrange international exports. That system runs compliance checks and flags any orders which need an export licence.

Processing our customers’ data

We control and process huge quantities of customer data around the world. So sticking to data privacy laws is something we take extremely seriously. Every day we process the personal data of millions of customers. It’s important that those individuals and businesses feel they can trust us to do the right thing with their data.

Being trusted with our customers’ data goes further than making sure it’s secure. It means preserving the integrity of the personal data we process. And only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use that data, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes.

As a communications provider we operate under a stringent 24-hour reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible.

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Different parts of the world approach privacy and data protection differently. Individuals’ fundamental right to privacy is reflected in the fact that today data privacy laws are in force in over 100 countries. More and more we (and other multinationals) have to show that we’re handling personal data in line with a complex tangle of national data laws and societal ethical expectations.

Potential impact

Failing to stick to data protection and privacy laws could result in possible regulatory enforcement action, fines, class-action, prison sentences and the regulator telling us to stop processing data.

On top of that, we could see huge reputational damage and big financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as costs resulting from having to close customer contracts and the subsequent customer churn. Companies who’ve had high profile ‘data incidents’ have seen their share price hit hard, and suffered ongoing costs from their non-compliance.

Link to strategy and business model • Deliver superior customer service Trend:

What’s changed over the last year?

National regulators are more aggressively protecting their citizens’ privacy and data protection rights. They’re especially targeting companies who fail to do due diligence, or who knowingly accept (or ignore) a related risk for too long. This has been brought into sharp focus by the mushrooming of the data threat environment, with several big organisations suffering incidents.

There’s been a general trend toward bigger financial penalties and more frequent public shamings for organisations that break global privacy and data protection laws. The UK Information Commissioner now issues more penalties than Ofcom.

How we’re mitigating the risks

We’ve introduced governance to clarify accountabilities and responsibilities for data activities across the whole business. People, processes and technology have been our core areas of focus. By embedding this governance, we’re reinforcing our expectations around personal data with our people, partners and third parties.

The cornerstone of our education and training programme is making sure our people understand our data governance culture and the impact of data risks on our business. Our mandatory data training focuses on individuals’ roles, with relevant scenarios, helping highlight the varying data risks of different BT job families. By educating our technical and commercial units we’ve made a step change in understanding data risks across the group.

We want to give our people the tools they need to make everyday risk-based decisions around privacy and data protection without it being a burden or making their job more complicated. Because if we do that, there’s a much better chance of data compliance being ‘business as usual’. For example, using Privacy Impact Assessments when we develop new products and services makes sure everyone understands privacy issues from the start and builds in the right controls, without any operational impact.

Supporting the third-line assurance of our Internal Audit team, the Chief Privacy Officer and his team are a second line of defence. They undertake an annual cycle of audit and monitoring. That is overseen by the BT Compliance Programme Panel, who track and monitor everything until completion.

Health & safety

Our business – and in particular our vast engineering workforce – does a lot of work which is subject to health and safety regulation and enforcement by national authorities.

Potential impact

If we failed to implement and keep up effective health and safety management and governance, that could have a big impact on our people and our finances. It could lead to people getting injured, work-related sickness and service disruption for customers.

It could also lead to our people and third parties making compensation claims against us, or fines or other sanctions if we didn’t stick to health and safety regulation. There could even be criminal prosecutions against us, our directors and our people – all of which would harm our brand and business.

And of course an unhappy or unhealthy workforce also leads to higher work absence rates and lower performance levels.

Link to strategy and business model • Deliver superior customer service Trend: • Transform our costs

What’s changed over the last year?

The range and complexity of risks has gone up as we’ve offered new services to our customers. Those risks include us doing more construction and electrical engineering work on our own network, and the fact that we have new contracts which need our people to work to maintain and extend the UK’s mobile network. We’ve taken a lot of steps to mitigate these risks – especially around how our people work with electricity or high off the ground.

We’re building a plan to further embed health and safety into our operations. In the past year, we’ve seen major legislative change – particularly with the UK introducing Construction, Design and Management Regulations which place new responsibilities on organisations around making construction work safer. We’ve worked with the UK regulator and others in our sector to respond pragmatically to these demands. We’ve faced increased enforcement action against us this year, and also a few prosecutions initiated for past incidents.

How we’re mitigating the risks

For the past five years we’ve busied ourselves implementing a Board-endorsed health, safety and wellbeing strategy. And each year, each line of business produces its own health and safety plan with its own targets and programmes.

Our people managers take responsibility for making sure their teams know how to comply with health and safety standards. We monitor compliance using annual licensing, scheduled refresher training, competency assessments and accreditation processes for higher risk groups. All BT people do training in basic health and safety.

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Wherever we do business around the world, we put in place policies and programmes to make sure we stick to our own standards and that those standards meet or exceed minimum legal requirements.

Advice is provided to help management teams understand and control health and safety risks and help everyone feel involved in health, safety and wellbeing. We’ve created interventions to help promote good mental health and physical wellbeing. We also provide support and rehabilitation services for people who have mental or physical health issues. And we complement these measures with strong attendance management processes.

Case study: Privacy by design

Privacy by design is about building privacy into products and services. It helps organisations understand their privacy and data protection obligations. It also indicates a positive data compliance culture. The way we do privacy by design is through our Privacy Impact Assessment tool.

How we managed the risk

This year, we took a phased approach to embedding Privacy Impact Assessments within our various lines of business, starting with BT Consumer.

At the heart of our process is an online tool which each new product or service proposition must go through. It identifies what the proposition involves, what personal data is in scope and whether third parties will access that data. It also asks other tailored questions around marketing, big data analytics and customer communications. All that provides an initial insight into the risks.

Our privacy team follow this with an extra one-to-one review for more complex propositions. They must formally sign them off before they can move forward and get further development funding. This means our Privacy Impact Assessment process must be quick to make sure we can move fast to exploit commercial opportunities.

The result, and what we learned

From small system changes (for example in marketing) to large-scale projects (like our SmartTalk app) we’ve created Privacy Impact Assessments in line with industry best practice.

The Privacy team has had to learn to prioritise how they review Privacy Impact Assessments to meet launch timescales. The tool itself has been through various versions to make sure it meets the needs of people using it, with stage gates speeding up the flow of approval and sign off.

It’s likely we’ll need extra changes as we move to confirming the EU General Data Protection Regulation and what that’ll mean for our business. But the Privacy Impact Assessment tool’s flexibility will let us do that with minimal impact on the business.

Our viability statement

Assessment of prospects

An understanding of the group’s business model and strategy are central to assessing its prospects, and details can be found on pages 21 to 30.

Our business model provides resilience that is relevant to any consideration of our prospects and viability. We have a broad spread of customers and suppliers across different geographic areas and market sectors, serving the needs of customers across 180 countries worldwide. In the UK, we benefit from diversification across a number of markets and products, which has increased in recent years, most notably through the launch of BT Sport and the acquisition of EE.

Our strategy of delivering superior customer service, transforming our cost base and investing for growth are all designed to support long term and sustainable cash flow growth.

We assess our prospects on a regular basis through our financial planning process. Our three-year Medium Term Plan forecasts the group’s profitability, cash flows and funding requirements. The Medium Term Plan is reviewed by the Board twice during the year and the latest refresh includes forecasts related to our newly-acquired EE business. The Medium Term Plan is built from the ‘bottom up’ forecasts of each of our lines of business, supplemented by items managed at a group level and assumptions such as macro-economic activity and exchange rates. The performance of the group and our lines of business against these forecasts is monitored monthly and this is supplemented each quarter through a series of ‘deep dive’ Business Unit Reviews performed by the Operating Committee.

Viability statement

In accordance with provision C2.2 of the 2014 revision of the UK Corporate Governance Code, the directors have assessed the prospects and viability of the group.

Although the directors have no reason to believe that the group will not be viable over a longer period, the Board has chosen to conduct this review for a period of three years to 31 March 2019. The Board believes this is an appropriate timeframe as it aligns with the group’s financial planning processes.

In support of this statement, we have stress tested our forecast cash flows by assessing the potential combined impact our most significant risks could have on these forecasts. This assessment was informed by our judgements as to the potential financial impact of these risks if they materialise, together with their likelihood of occurrence.

Our stress testing confirmed that in many of the scenarios tested, existing projected cashflows and cash management activities provide us with a buffer against the impact of these risks. In the most extreme scenarios we tested, where all of our principal risks are assumed to materialise over the three-year period, we have considered the further actions we could take to mitigate the negative cash flow impact and generate additional funding. These actions could include, for example, sale of assets, limiting or delaying discretionary capital expenditure and marketing activities, restricting share buy back programmes and reducing or ceasing dividend payments.

In our viability assessment we’ve adopted a number of assumptions designed to stress test our resilience. For example, in making our assessments of the impact and likelihood of our risks, we’ve only taken into account the control activities that we have in place today. We’ve not factored in any of the extensive future mitigation activity that we’re undertaking to address these risks, thereby assuming such activity proves ineffective. We’ve also assumed that existing debt facilities which mature over the three-year period will not be renewed. While we don’t expect this to happen, we’ve adopted these pessimistic assumptions to add greater stress to our viability testing.

Based on the results of this analysis, the directors have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

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EE acquisition risks

Our acquisition of EE has introduced additional risks for BT beyond those captured in our principal risks and uncertainties. This year, given the acquisition has only recently completed, we’ve set out these risks separately. As the EE risks become more embedded in our Enterprise Risk Management framework, we’ll integrate the reporting of these risks into our review of our principal risks and uncertainties.

Risks related to the acquisition

Although a number of the risks EE faces are similar in nature to those potentially impacting BT, there are also distinct risks that the group now faces that BT has not previously perceived to be significant threats.

This section outlines some of those new risks and uncertainties, but it is not exhaustive.

Realising acquisition synergies

We are targeting significant synergies from the acquisition, including operating cost savings and capital expenditure savings. Integrating the respective businesses is also expected to give rise to further benefits. These include fixed-mobile convergence, the ability to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers.

The group’s success will depend, in part, on the effectiveness of the integration process and the ability to realise the anticipated benefits and synergies from combining the businesses. Some of the potential challenges in integrating the businesses may not be known at this stage. If these challenges cannot be overcome, for example because of unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for the offerings, the anticipated benefits of the acquisition will not be fully achieved.

Realisation of synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the group’s businesses. We may experience difficulties in integrating EE with our existing businesses and may not realise, or it might take longer than expected to realise, certain or all of the perceived benefits of the acquisition. There’s also a risk that synergy benefits and growth opportunities from the acquisition may fail to materialise, or may be materially lower than have been estimated. In addition, the costs of generating these synergies may exceed expectations. Further, we may not achieve the revenue or profitability that justify the original investment, which could result in material, non-cash write-downs. Failure to deliver the anticipated synergies and business opportunities could have a material adverse effect on our businesses, financial conditions and results of operations, including our ability to support our pension deficit, service our debt or to pay dividends.

Competition in the mobile market

Competition in the UK mobile telecommunications market is intense. Competition results from, among other things, the existence of established mobile network operators, market entry of alternative and lower cost carriers (such as mobile virtual network operators), technology developments (such as Voice over Internet Protocol (VoIP)), and the ability of other providers to bundle mobile phone services with different products and content (such as broadband and pay-TV). In particular, technologies such as VoIP and so-called ‘over-the-top’ platforms (such as iMessage, Facetime, Blackberry Messenger, WhatsApp and Facebook Messenger) could reduce voice and/or text messaging traffic on mobile networks, which could lead to significant price and revenue reductions.

Increased competition has led to a decline in the prices which EE charges for its mobile services and is expected to lead to further declines in pricing in the future. Competition could also lead to a reduction in the rate at which we add new mobile customers, a decrease in the size of our mobile market share and a decline in the group’s service revenue as customers choose to receive telecommunications services or other competing services from other providers. Also, there’s a risk of increased customer churn as a result of the transition away from the legacy T-Mobile and Orange brands and any potential changes to the branding in future. Churn could also increase as a result of potential Ofcom changes to the mobile switching regime in the UK. An increase in churn rates could adversely affect profitability because we would experience lower revenue and/or additional selling costs to replace customers or recapture lost revenue.

Delays in the deployment of new technologies

Our operations will depend partly on the successful deployment of continuously evolving telecommunications technologies, including handsets and network compatibility and components.

EE uses technologies from a number of vendors and incurs significant capital expenditure deploying these technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across networks, that technologies will be developed according to anticipated schedules, that they’ll perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure, or a reduction in profitability.

Technology change and market acceptance

We may not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly or price-competitively as our competitors.

These risks exist in the mobile telecommunications area (eg mobile data services) and in non-mobile telecommunications areas (eg mobile payment services based on contactless technology) where there is a risk that differences in the regulatory treatment of different operators, based on their choice of technology, could put us at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, new and established information and telecommunications technologies or products

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may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that ‘over-the-top’ services (being those which are provided by a third party to the end-user device) develop substitutes for our own products and services. Another example is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The availability of mobile handsets with VoIP functionality may adversely affect our pricing structures and market share in our mobile voice telephony business. If we don’t appropriately anticipate the demand for new technologies, and adapt our strategies, service offering and cost structures accordingly, we may be unable to compete effectively, which may have an adverse effect on our business and operations.

Supplier and joint venture failure

EE has a number of suppliers identified as critical. EE is also party to a complex and critical network-sharing arrangement with Hutchison 3G UK Limited. The failure of this joint operation to fully support our interests and goals, or any material disruption to the operation of the EE network sharing arrangement, could cause significant harm to our business.

As demand for smartphone and tablet products increases around the world, there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, the lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on our business and operations.

Regulation and spectrum

Regulators, including Ofcom, set annual licence fees for spectrum bands used by EE for voice calls, and data services. In future spectrum auctions, the costs of acquiring spectrum could increase or we may be unsuccessful in our bids. Any significant increases in spectrum pricing which apply to us could have a material adverse effect on our business and results of operations.

EE has been found to have significant market power in some areas of wholesale call termination following market reviews and, as is the case for all MNOs, EE’s wholesale mobile termination rates are therefore regulated by Ofcom. The scope and form of the regulation is reviewed every three years.

EE is also subject to UK and European Union consumer-focused regulation in areas including: the international roaming services provided by EE; processes for consumer switching and non-geographic numbering call services. This regulation may affect the group’s market share, competitive position, future profitability and cash.

As technology and market dynamics develop and as the mobile business of EE is integrated into BT, a wider range of existing regulations will apply to us and a broader range of new and/or modified regulations may be directed at us.

Network, licence and technology investment

EE (as well as the rest of BT to a lesser extent), has made substantial investments in the acquisition of licences and EE has invested in its mobile networks, including modernising its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network. We expect to continue to make significant investments in our mobile networks due to increased usage and the need to offer new services and greater functionality. We may acquire new spectrum licences with licence conditions, which may include network coverage obligations or increased licence fees. Accordingly, the rate of our capital expenditure and costs in future years could increase and exceed those expected or experienced to date.

There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand for new services will justify the cost of setting them up (in particular, the cost of new spectrum licences and network infrastructure, for example, for 4G services and subsequent evolutions). Failure or a delay in completing networks and launching new services, or increases in the associated costs, could have an adverse effect on our business and operations and could result in significant write downs of the value of network spectrum or other licences or other network-related investments.

If the current economic climate worsens, we may decide, or be required, to scale back capital expenditure. A lasting reduction in capital expenditure levels below certain thresholds could affect our ability to invest in mobile telecommunications networks (including additional spectrum), new technology and other BT businesses and so could have an adverse effect on our future growth and the value of radio spectrum.

Transmission of radio waves from mobile telephones, transmitters and associated equipment

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile telecommunications sites may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. According to the World Health Organisation’s Fact Sheet Number 193, last reviewed in October 2014, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, we cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, impairing our ability to retain customers and attract new customers, and may result in restrictions on the location and operation of mobile communications sites and the usage of our wireless technology. These concerns could also lead to litigation against us. Any restrictions on use or litigation could have an adverse effect on our business and operations.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Our lines of business

We have six customer-facing lines of business. In this section we describe each of them, the markets and customers they serve and the products and services they sell. We give examples of what they’ve been doing to broaden and deepen relationships with their customers and we report on their operational and financial performance in the year. Looking ahead, we list their key priorities.	58	How we are organised
	59	BT Global Services
	65	BT Business
	71	BT Consumer
	76	EE
	80	BT Wholesale
	85	Openreach
	90	BT TSO

The lines of business are supported by BT TSO, our internal service unit. We describe its role and responsibilities and provide case studies on two important work programmes.

The section starts with an overview of how we’re organised and summarises some changes we’ve made since the year-end.

Supporting our business model The following icons used in this section provide linkage to our business model on page 28.

Inputs	Outputs	Outcomes

Financial strength	Skills & expertise	Group performance & KPIs

Our people	Products & services	Line of business performance

Networks & physical assets	Innovation	Our brand strength

Research & development	Waste & emissions	Societal benefits

Stakeholders & relationships		Environmental benefits

Natural resources

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Our lines of business

Our business is structured to best serve our customers – responding to their needs and delivering value to them.

How we are organised

For most of the year we were organised around five customer-facing lines of business (BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach) which were supported by our internal service unit, BT Technology, Service & Operations (BT TSO). Our acquisition of EE in January added a sixth line of business.

Management changes

In February 2016 Clive Selley became CEO of Openreach, replacing Joe Garner who left the group. Howard Watson, previously responsible for leading BT’s global IT platforms, replaced Clive as CEO of BT TSO. In addition, in March 2016 Gerry McQuade, who joined BT as part of the EE acquisition and was previously chief sales and marketing officer for EE Business, replaced Nigel Stagg as CEO of BT Wholesale. Marc Allera, previously chief commercial officer for EE, was appointed the new CEO of EE on completion of the acquisition.

Financial overview

BT Global Services is our largest line of business by revenue, generating 34% of the group’s external revenue. BT Consumer is the next largest, contributing 24%.

Around 60% of Openreach’s revenue is generated from other BT lines of business so its contribution to external group revenue is the smallest, at 11%. Total Openreach revenue is equivalent to 27% of group revenue. It is the group’s largest EBITDA contributor, generating 40% of the total, reflecting the return it earns on its extensive network assets. But as a capital-intensive business, Openreach incurs costs relating to capital expenditure and depreciation, which are not reflected in this EBITDA contribution.

BT Global Services’ EBITDA margins are below those of the other lines of business reflecting the type of business it does. That’s why, at 16%, its proportion of group EBITDA is below its overall revenue contribution.

People overview

Over 30% of our people work in Openreach. Many of them are engineers, responsible for building, maintaining and upgrading our networks. Over 20% of our people are in BT TSO and group functions, supporting all the customer-facing lines of business. 18% work in BT Global Services, with many supporting our customers worldwide. And 12% are in EE.

Internal reorganisation

The acquisition of EE provided us with a chance to refresh our organisational structure and this took effect on 1 April 2016.

We still have six lines of business. Two will focus on businesses and the public sector – one in the UK and the Republic of Ireland and one globally – two will serve consumers and two will provide wholesale services to other industry players. They will all be supported by Technology, Service & Operations. This change will allow us to better serve our different types of customers:

•	EE and Consumer will address different parts of the consumer market;
•	Business and Public Sector will be able to better align its resources to improve customer service and delivery, and will adopt a more regional and forensic approach to serving the UK public sector; and
•	large international and global organisations will benefit from the sharper focus on their needs that Global Services will be better placed to provide.

In this Annual Report we are reporting against our organisational structure as of 31 March 2016. We will report in line with the new structure from the first quarter of 2016/17.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

BT Global Services

We’re a leading global business communications provider. We help around 6,200 corporate and public-sector customers across 180 countries embrace the digital age, innovate and work more efficiently.

We help our customers use communications to create new ways of doing business. We combine our global strengths in networks, IT and innovation with our local presence, expertise and delivery.

During the year we were structured around four regional operations providing specific solutions and expertise to ten key industry sectors:

New organisational structure

From April 2016, in line with the new BT organisational structure, we’ll be able to focus more on our key areas of strength, serving multinational companies and financial services organisations headquartered in the UK and across the world. As well as continuing to serve the communications needs of major public and private-sector customers outside the UK.

Markets and customers

Customers

We work for around 6,200 corporate and public-sector customers across 180 countries worldwide. We have relationships with:

•	98% of FTSE100 companies;
•	84% of Fortune 500 companies;
•	97% of Interbrand’s annual ranking of the 100 most valuable brands in the world;
•	95% of the world’s top banks; and
•	public sector organisations in 29 countries around the world.

We generate over two-thirds of our revenue from corporate customers. Of these, financial institutions are our largest segment, generating 18% of our revenue in the year.

The public sector generated 19% of our revenue. As a key supplier to the UK Government, we’re helping drive its digital transformation.

Around 11% of our revenue comes from providing a range of services to other telecoms companies.

a With a power usage effectiveness (PUE) rating of 1.2 compared to an industry average of 1.7, according to the Uptime Institute.

Inputs, outputs and outcomes
Inputs

We have 18,500 people worldwide providing global presence, together with local expertise and delivery. 63% of our people are based outside the UK, in nearly 60 countries.

We have over 2,000 professional services people and a further 2,500 security practitioners to support our global customers.

Our network reaches 180 countries. We combine this breadth with our IT services capabilities to provide global availability for our customers.

Outputs

We bring together a broad portfolio of products and services with industry-specific solutions and consulting expertise.

Our ‘Cloud of Clouds’ strategy brings these together to give customers a great choice of cloud providers, easily and securely, with our network at the core.

Innovation improves the products and services we develop and helps us serve our customers better. We integrate our technologies with those of our partners so that customers can use cloud services (their own, BT’s and third parties) on a global basis.

Outcomes

We generate 34% of the group’s external revenue.

We’re recognised as a global leader in managed networked IT services.

‘Cloud of Clouds’ supports our brand. It brings together our cloud services in a coherent way and summarises what we can do for customers as a global cloud services integrator.

We work with our customers to cut their carbon emissions. We’ve opened two new data centres in the UK that will be some of the most environmentally efficient[a] in the country.

Our top 1,000 customers generate around 90% of our revenue. On average, our corporate customers typically spend less than 10% of their total IT and communications expenditure with us. So we see an opportunity to grow our share of their spending by broadening and deepening our relationship with them.

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Regions

The UK is our largest region by revenue. Financial institutions and government and healthcare customers are particularly important in this market.

We have a strong presence in Continental Europe, with national networks and metropolitan fibre rings in most major countries, including Belgium, France, Germany, Italy, the Netherlands, the Republic of Ireland and Spain.

The US and Canada region is important because of the large number of multinationals headquartered there. However our biggest challenge in the US continues to be ineffective regulation of wholesale access to incumbent operator networks. The US regulator is currently analysing the market and we’re actively engaged in the process.

The high-growth regions of Asia Pacific, the Middle East and Africa (AMEA) and Latin America are increasingly important to our customers. We’re helping multinationals expand into these areas and supporting local companies as they grow internationally. We continue to invest in these markets by adding products and services and improving our network and IT infrastructure.

Key market trends

Our main competitors are global telecoms companies such as AT&T, Orange and Verizon. We also compete against IT and business process management companies, the latter particularly in the UK public sector.

The markets we operate in are competitive and we continue to face pricing pressure. We expect organisations to focus on improving operational efficiency by using next generation IT services to cut costs, while expecting more for a lower price.

But some parts of the market are growing. Private and internet network traffic is increasing due to the number of applications that are moving from in-house models to external cloud-based services. We’re investing in a new generation of cloud services to support these areas.

Sources:

[a]	Gartner, Forecast: IT Services, Worldwide, 2014-2020, 1Q16 Update (March 2016).
[b]	Gartner, Forecast: Information Security, Worldwide, 2013-2019, 4Q15 Update (February 2016).
[c]	IDC, Western Europe Unified Communications as a Service 2013 Market Analysis and 2014-2018 Forecast (September 2014).

Hybrid cloud, a mix of public and private cloud services, is fast becoming a key aspect of the market. Gartner forecasts that cloud computing services will grow globally at a compound annual growth rate of 32% from 2016–2019a.

In this hybrid environment, cyber security is the major concern for organisations. Managed security services are expected to grow at a compound annual growth rate of 14% a year globally over the same periodb.

And unified communications as a service (UCaaS) delivered via the cloud by third-party providers is forecast to grow at a compound annual growth rate of 46% between 2014 and 2018c.

‘Cloud of Clouds’

This year we announced our ‘Cloud of Clouds’ strategy and launched a new generation of cloud services to help customers address their business challenges in a rapidly-changing digital world.

These cloud services rely on technology developed by ourselves and our partners and provide large organisations around the world with a greater choice of cloud services (their own, BT’s and third parties’), using our network.

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Products and services

We deliver value to our customers by combining a broad portfolio of products and services with industry-specific solutions and consulting expertise. Our network is at the heart of what we provide. We have simple product categories organised around what our customers need. These are:

BT Connect

Network services are at the core of our Cloud of Clouds strategy. They connect our customers to their people, to their own customers, to the cloud and to the world. We offer a range of flexible, intelligent and secure IP, Ethernet and internet virtual private network services, including direct connectivity to third-party cloud services providers. We deliver our network services across 180 countries over a range of access technologies including DSL, Ethernet and satellite.

BT Assure

Cyber security is now firmly on the boardroom agenda for many companies with cyber-attacks a daily occurrence. We use the expertise we have from protecting BT to develop products and services (such as firewalls, web security, intrusion prevention and threat monitoring) to protect our customers.

BT One

People communicate using technology in many different ways – by phone, instant messaging, email, audio and video conferencing and data-sharing solutions, either at their desks or on mobile devices. Businesses want these channels to be integrated and to work together easily and reliably.

Our collaboration services help customers simplify their communication channels and transform the way they interact with their customers, colleagues, partners and suppliers. And our mobile services help keep them in touch when they are on the move.

BT Contact

Our contact centre services help our customers build stronger relationships with their customers. We offer a number of ways for them to communicate together, including email, web chat, video, social media and the phone – either via automated systems or dedicated advisers.

Our cloud contact solutions give companies more control over their costs, allowing them to change capacity in response to demand.
BT Compute

Businesses want reliable but flexible IT platforms and services for their applications, data storage and security. We provide IT services across our global network from 48 data centres around the world, 22 of which are cloud-enabled. Our services range from traditional telehousing and colocation to the latest public, private and hybrid cloud solutions, delivered in any combination our customers need.

BT Advise

We want to become a trusted adviser for all our customers. Our team of more than 2,000 professional services people provides the connection between business strategy and technology. By giving expert advice and then integrating and managing all essential business technologies, our customers can get the most value from our services.

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Industry propositions

Our industry-specific solutions help customers overcome challenges unique to the environments they operate in. For example:

•	our Digital Consumer portfolio enables retailers to provide an online experience to shoppers in their physical stores;
•	our Field Force Automation solutions provide workers with access to corporate applications, regardless of their location; and
•	BT Industrial Wireless services provide mining and oil companies with connectivity to the coalface or wellhead for safer and more cost-efficient operations.

Performance in the year

We have consolidated our position as a global leader for managed networked IT services.

We’ve improved our Right First Time performance and have extended our customer satisfaction measures to give clearer insight into customer experience. But we continue to work on service delivery as our loyalty surveys have shown a decline in customer satisfaction, which was largely driven by delays in providing Ethernet circuits in the UK.

We grew underlying revenue excluding transit in the high-growth regions of the world and Continental Europe. But overall it declined, driven by lower UK public sector income and because a major customer in the US started to insource some services. Despite this, we grew our operating cash flow.

Analyst firms recognise us as a global leader in the market. We were positioned as a Leader in Gartner’s 2016 Magic Quadrant for Network Services, Global, for the 12th timea. We were also ranked a Leader in IDC’s MarketScape Worldwide Telecom Service Provider 2015 Vendor Assessmentb.

Examples of how we’re broadening and deepening customer relationships

•  Working with Williams Martini Racing, we’ve improved the availability of data in near real-time from each race track back to their headquarters in Oxfordshire. This supports the teams in improving car performance on race days through data analysis.

•  We opened new customer showcases. One in New York and a security showcase in the UK with access to highly-skilled cyber security specialists and innovative demonstrations.

•  We extended the rollout of our ‘Customer Thermometer’ which takes a regular gauge of customer experience. Customers are asked for feedback via email in a simple format at key points of interaction.

•  We use hothousing events to engage with our customers, sharing our extensive knowledge and skills across a broad spectrum of business topics, as well as hearing their views and insights.

[a]	Gartner, Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch, January 2016.
Gartner footnote: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner Report(s) described herein, (Gartner Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch, 14 January 2016) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.
[b]	IDC MarketScape: Worldwide Telecom Service Provider, 2015 Vendor Assessment, July 2015, IDC #257339.

Societal benefits

We make a positive difference to communities. In India we’ve been supporting Katha since 2001. We helped it to establish the Katha Information Technology and E-commerce School (KITES) in the heart of Govindpuri, an impoverished area of Delhi. Using an online resource based on Katha methods, the Katha Consortium has now supported over 17,000 young people and educators, and the ‘I Love Reading’ programme has touched the lives of almost 700,000 people.

We’re also working with the Colombian government to bring poorer areas of the country, including rural areas, online. This project will connect over 700 new Vive Digital kiosks across the country, allowing people in these areas to connect to the internet and access e-learning and e-training services as well as a range of online public services. The estimated social value of this work is £1.8m a year.

We’re working with Milton Keynes Council to pilot ‘smart’ parking at the main railway station to help offer a better experience to the town’s residents as well as reducing fuel use and vehicle emissions.

Operating performance

We achieved a total order intake of £6.2bn. While this was down 4%, excluding contract renewals our order intake grew in the year, in line with our strategy to grow our share of our customers’ network and IT spend. Key deals with our top global customers continue to make up a large part overall.

Contracts we won this year include:

Customer	Contract

AIA Group (BT Connect)	Providing managed network and security services covering 52 sites in 15 countries across Asia Pacific.

ALS (BT Connect, BT Assure)	Providing a global managed network comprising WAN services, internet access, cloud connectivity, network acceleration and optimisation, as well as managed security services.

Caixa (BT Connect)	Increasing the number of lottery outlets that we will serve in Brazil from 14,000 to 18,000, using our network and satellite connectivity.

Commerzbank (BT One)	Providing a global collaboration system bringing together 49,000 users in 20 countries across the globe.

European Commission (BT One, BT Compute)	Delivering cloud services across 52 major European institutions, agencies and bodies.

Walgreens Boots Alliance	Upgrading and expanding its IT
(BT Connect)	network in 20 countries.

Zurich Insurance Group	Modernising and managing its
(BT Connect)	communications infrastructure.

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Deliver superior customer service

Customer experience is at the heart of the way we do business. We gather feedback from our customers through our global account management teams and by using third-party surveys.

And this year we extended the rollout of our ‘Customer Thermometer’ to more customers. It takes a regular gauge of customer experience using email to gain customer feedback at key points of interaction.

During the year we:

•	improved the speed of service delivery for our main products by 14%. This will remain a key focus for us next year;
•	continued to deliver network reliability across our core products;
•	introduced pre-emptive, automated service management into our key networks. This means we can identify issues and act on them before the customer feels any impact; and
•	started to develop better tools to keep our customers informed of progress on major orders.

Thanks to these improvements, we increased our Right First Time measure 2.3%, building on last year’s 8.6% increase.

However, we did see a decline in overall customer satisfaction in our loyalty survey. This was largely driven by issues around service delivery, in particular delays in providing Ethernet circuits in the UK. We’re addressing this by changing our processes and procedures.

We’re currently piloting a Net Promoter Score (NPS) and will launch this globally next year. This new measure of customer satisfaction will give us much more timely and actionable insight on a customer-by-customer basis.

Transform our costs

We’ve continued to reduce our costs with underlying operating costs excluding transit down 1%.

We’re taking tried-and-tested methods from the UK and are using them overseas to reduce the cost of failure, improve efficiency, streamline organisational structure and get better value for money from suppliers.

Reduce failures in our processes

We continue to deliver good results by improving how we manage access circuits around the world including:

•	removing circuits we no longer need;
•	migrating to more advanced technologies with lower unit costs; and
•	reducing order backlogs.

Improving third-party supplier value for money

We’ve saved money on customer premises equipment by:

•	applying best practice on managing discounts and rebates from a large supplier;
•	using refurbished kit;
•	disposing of unused equipment; and
•	insourcing the maintenance of equipment where we have the skills to do this ourselves.

From these, and other, cost transformation programmes, we have not only delivered significant benefits this year but have also identified further opportunities for next year.

Invest for growth

We’ve continued to strengthen our capabilities with the launch of new cloud-based services which can be integrated with different suppliers and are available globally.

High-growth regions

We’ve improved our cloud-based BT Connect services in Singapore, Hong Kong and Japan. And we also launched our BT MeetMe with Dolby Voice conferencing services in Argentina, Brazil, Colombia and Mexico.

Our network

We continued to expand our network; we’ve extended our internet capability including 18 new internet gateways and a three-fold increase to nearly 100 internet global points of presence (PoPs). And we opened two new, highly secure, sustainable data centres in the UK.

We also introduced cloud-based acceleration and security services, marking our first steps on our virtualised network services roadmap.

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Our core products and services

We’ve made it easier for our customers to connect securely to third-party providers including Microsoft’s cloud-based Office 365 suite, HP Enterprise Helion Managed Cloud Services and Salesforce.com.

We’ve also made it simpler for customers to integrate video, conferencing and messaging platforms offered by different providers.

In the security area, we:

•	introduced a cloud-based DDoS mitigation service;
•	launched BT Assure Cyber Defence, an advanced security platform for monitoring, detecting and protecting against cyber-threats; and
•	launched two further BT Assure services, Ethical Hacking for Finance and Ethical Hacking for Vehicles (which assesses the vulnerabilities of connected vehicles to cyber-attacks).

Industry-specific solutions

As a founding member of the Acuitas Digital Alliance, we’ve launched our BT In-Store Visibility solution. It gives retailers real-time digital insight from the shop and across the supply chain to give customers in-store the same experience they enjoy online.

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue	6,530	6,779	7,269

Underlying revenue excluding transit	(2)%	(4)%	(1)%

Operating costs	5,482	5,732	6,228
EBITDA	1,048	1,047	1,041

Depreciation and amortisation	518	519	616
Operating profit	530	528	425
Capital expenditure	415	468	516

Operating cash flow	475	349	499

Revenue decreased 4% (2014/15: 7%) including a £105m negative impact from foreign exchange movements and a £30m decline in transit revenue. Our key revenue measure, underlying revenue excluding transit, decreased 2%, which was an improvement on the 4% decline the year before.

Underlying revenue excluding transit grew 4% in the high-growth regions (2014/15: 9%) reflecting the signing of key deals and the impact of newly-launched capabilities, products and services. Continental Europe delivered 5% growth in underlying revenue excluding transit (2014/15: 2%) reflecting higher IP Exchange volumes and growth from corporate customers.

In the UK our revenue was down 5% (2014/15: 11%) reflecting the decline in our public-sector income. In the US and Canada we had a 9% decline in underlying revenue excluding transit (2014/15: 3%) as a major customer started insourcing some services.

Operating costs decreased 4% (2014/15: 8%). Underlying operating costs excluding transit decreased 1% (2014/15: 5%) reflecting the impact of lower revenue and the benefit of our cost transformation programmes. Operating costs included £25m of leaver costs (2014/15: £nil).

EBITDA was flat (2014/15: up 1%) and was up 1% excluding foreign exchange movements. Depreciation and amortisation was flat (2014/15: down 16%), and operating profit was also flat (2014/15: up 24%).

We reduced our capital expenditure by 11% (2014/15: 9%), largely reflecting improved efficiencies. EBITDA less capital expenditure was up £54m to £633m, a similar increase to last year.

Our operating cash flow of £475m was £126m higher than last year, benefiting from the timing of contract-specific cash flows and the lower capital expenditure.

Key priorities

We’re focused on strengthening our position as a global leader. This will be helped by the April 2016 reorganisation and the renewed focus this provides for Global Services. Our future priorities include:

•  strengthening the capabilities that underpin our ‘Cloud of Clouds’ strategy: our network performance, the systems delivering cloud services to our customers, and vertically-integrated solutions for our customers;

•  continuing to build deeper relationships with our major customers as their trusted partner;

•  transforming our customer service through clearer insight into customer experiences, including the introduction of a ‘Next Generation Service Desk’;

•  continuing to drive down costs to become a more efficient organisation;

•  investing in the technologies which help our customers embrace the digital age; and

•  further strengthening our defences against attempted cyber-attacks and fraud, and supporting customers in their security challenges.

We’ve also set ourselves some specific ambitions over the next three years:

•  to grow our share of spending with our Global Accounts by 10%;

•  to achieve double-digit percentage annual growth rates in the revenue we generate in security, cloud unified communications and Cloud Compute; and

•  to increase our net promoter score by at least ten points.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

BT Business

BT Business sells communications and IT services in the UK and the Republic of Ireland. We have around 900,000 customers and are leaders in fixed-voice, networking, cloud services and broadband.

In BT Business we’re passionate about helping businesses of all sizes succeed. From household names and public-sector organisations right through to small businesses and start-ups, we help organisations use the power of technology to change, compete and thrive.

It’s not just business customers that rely on us. We play a critical role in society through our management of the 999 service in the UK and the Republic of Ireland. And we keep the rest of BT Group on the road by managing and servicing the large fleet of BT vehicles.

During 2015/16 we had four customer-facing divisions:

UK SME

UK SME supplies small businesses, ranging from sole traders through to more complex organisations (including schools and colleges), with communication solutions and IT services. We serve our customers through a number of channels including our network of 40 independent BT Local Business franchisees.

We also have three specialist businesses

Business	Providing

BT Redcare	Fire and security alarm signalling services, surveillance networks and control room services.

BT Directories	Directory Enquiries, The Phone Book, website services, operator services and call handling for the emergency services.

BT Payphones	Public, private and managed payphone services.

Inputs, outputs and outcomes
Inputs

We have access to the UK’s largest fibre network and, going forward, the fastest 4G network through EE.

We partner with leading companies such as Broadsoft, Cisco, HP and Microsoft.

We’re an organisation of around 8,000 people providing local, regional and national coverage across the UK.

Outputs

We offer a wide choice of fixed, mobile and IT services.

We’re growing our portfolio of converged, IP and cloud-based products and services.

This year we invested in 40,000 hours of training for our customer- facing people.

Outcomes

We’re the leading UK provider of fixed business communications and IT services and represent 15% of BT’s revenue.

We support communities through volunteering and play a critical role in society through managing the 999 service.

We help young people to learn and develop through our apprentice scheme.

UK Corporate

UK Corporate serves larger businesses (typically 100 to 1,000 employees), offering both standard and bespoke communications solutions and IT services.

BT Fleet supplies BT and external customers with fleet management solutions. It’s one of the UK’s leading providers of fleet maintenance and accident management services.

BT Business Solutions

We provide IT services to UK customers through four specialist IT businesses:

Business	Providing

BT IT Services	IT hardware and networked IT solutions, managed and support services, and consulting services.

BT Business Direct	IT and communications hardware and software, including computing and networking equipment, sold online.

BT Expedite	Specialised IT services for the retail sector.

Tikit	Bespoke IT products and services for legal and accountancy firms.

BT Business Solutions typically targets organisations with 250 to 5,000 employees. We sell solutions and IT products primarily through the UK Corporate and UK SME channels. We also sell to customers of BT Global Services and BT Wholesale. BT Business Direct, BT Expedite and Tikit have their own direct sales functions.

BT Ireland

In Northern Ireland we’re the largest provider of communications services for small and medium-sized enterprises (SMEs) and a leading supplier of networked IT services for public sector and corporate customers.

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In the Republic of Ireland we provide networked IT services for the public sector and large businesses and we provide wholesale services to other communications providers.

New organisational structure

From 1 April 2016 we’re creating a line of business called Business and Public Sector. This will consist of the existing BT Business organisation, along with the EE business division and some of BT Global Services’ UK corporate and public sector teams. A number of our specialist businesses (including BT Fleet, BT Redcare, BT Directories, BT Payphones and Tikit) will move into the new Wholesale and Ventures line of business.

As the new Business and Public Sector line of business, we’ll:

•	be a provider of communications and IT services to businesses and the public sector in the UK and the Republic of Ireland, serving over 1.2m customers;
•	offer the best fixed and mobile networks to provide seamless, converged business services;
•	have 12,000 people located across the UK and the Republic of Ireland dedicated to giving our customers the best experience; and
•	generate revenue of around £5bn.

Markets and customers

There are 5.4m SMEs in the UK. They are critical to driving economic growth. They make up 99.9% of all UK businesses, and account for 60% of private-sector employment and 47% of business revenue.

Sole traders and small businesses typically buy fixed-lines, mobile and broadband. Larger customers buy a broader range of communications services which include Ethernet and cloud-based products.

We have around 900,000 customers including more than half of FTSE350 companies. Major customers include:

•	retailers like Halfords;
•	public sector organisations like the London Fire and Emergency Planning Authority;
•	construction companies like Morgan Sindall;
•	financial organisations like Old Mutual Wealth; and
•	educational institutions like University of West Scotland.

We’re focused on three main product markets: fixed-voice and data; mobility; and IT services. We expect these markets to increasingly converge over the next few years as technology and customer needs evolve towards integrated services.

Fixed-voice and data

The UK fixed-voice and data market that we address is worth around £4.6bn. Our share is around 31%.

We compete against more than 800 resellers and fixed network operators. Our main competitors are Alternative Networks, Azzurri, Colt Group, Daisy Group, Gamma, KCOM Group, O2, TalkTalk, Unicom, Virgin Media, Vodafone and XLN.

There are 7.7m (2014/15: 7.7m) business lines in UK, including those used by both SMEs and large corporates. Some of these lines are provided by BT Global Services. There are more lines than businesses as many customers buy more than one line.

The number of business fixed-lines has decreased over the last few years as companies move towards VoIP and/or mobile solutions. Businesses have also made fewer calls over their fixed-lines because of the growth in email and other online communication. Call volumes in the market are 12% lower than a year earlier.

We have a 46% market share of business lines (excluding VoIP), broadly level with last year.

Demand for faster and more reliable broadband connections is growing, with continued migration towards fibre. Businesses want faster broadband to communicate, to transact with customers and suppliers, and to maintain a competitive advantage.

We’re the largest business broadband provider in the UK, with over a third of the market for businesses with one or more employees.

Ethernet and dedicated internet access services are growing strongly, with businesses becoming increasingly reliant on connectivity. We’re the leading provider of fixed networking services in the UK with around a quarter of the market.

Mobility

The competitive landscape in the UK is evolving rapidly as businesses look to exploit the opportunities of services such as 4G to work more flexibly and efficiently, and also to buy more of their communications services from a single supplier.

Our main competitors are O2 and Vodafone. Both offer fixed products as well as mobile and are increasingly selling converged services.

Our acquisition of EE means we’ll be able to respond more rapidly to these trends and accelerate the growth of our fixed-mobile services.

IT services

The IT services market is very diverse, ranging from off-the-shelf hardware sales to large outsourced solutions. Competition is fragmented with providers often focused on specific customer-types, industries or technologies. Our main competitors are Computacenter, Dimension Data, Kelway, Logicalis, SCC and Softcat.

We estimate that the parts of the market we serve are worth around £8bn, of which we have around 6% share. The areas of the market that are growing include cloud services, hosting, infrastructure and security. They offer attractive opportunities for us to grow our share of the overall market.

Source: BT Business revenue and IDC market sizing model.

[a]	Market size and our market share for fixed and mobility services includes <1,000 employees and the addressable proportion of the 1,000+ employee market.
[b]	Mobility market size excludes devices and is formalised mobilecontracts only.
[c]	IT services market size includes only the product and service portfolio we address for the 250 to 5,000 employee segment. The revenue that is used to calculate our market share includes sales of BT Business IT products and services through BT Global Services as well as our direct channels.

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Products and services

We offer a wide choice of fixed, mobile and IT services. These range from standalone products to managed services and customised solutions, suiting the needs of customers from small start-ups to large enterprises.

Fixed-voice

Our fixed-voice services range from calls and lines to fully-managed office phone systems and contact centre solutions. We’ve continued to develop BT Cloud Voice and BT Cloud Phone in our growing portfolio of VoIP services.

We’ve launched Call Essentials, two great value fixed-price packages for small businesses. Customers can get unlimited calls to UK landlines and mobiles, together with an international option, giving them peace of mind about their bill.

Broadband and internet

We provide a range of internet access options including: BT Business Broadband (over copper connections); BT Business Infinity over fibre-to-the-cabinet (FTTC) and fibre-to-the-premises (FTTP); and BTnet dedicated internet access.

We’ve added the option to ‘self-install’, making it even easier for our customers to benefit from superfast fibre broadband.

And we’ve launched an online app store to allow customers to conveniently manage and tailor any extra software needs (such as security, backup and Microsoft Office).

Networking services

Our voice and data networking services support customers who need to connect more than one site. Products include Ethernet, IP virtual private network services (which use IP connections), SIP trunking (which transports voice calls over IP networks), leased lines, cabling infrastructure and local area networking solutions.

IT services

Our specialist IT services team provide solution design, through to delivery, management and in-life support, built around five core product areas:

•  end-user computing;

•  unified communications and collaboration;

•  networking;

•  security; and

•  data centres, cloud and hosting.

These services are supported by partnerships with the likes of Cisco, HP and Microsoft.

Mobility

We offer a range of handsets and tablets and a choice of voice and data tariffs.

BT One Phone combines office phone and mobile requirements into one cloud-based solution delivered through the customer’s mobile phone. This year we improved the voicemail service, including new recording features.

Before we bought EE, we operated as a mobile virtual network operator (MVNO) on the EE network. We’re confident that by bringing together the EE and BT networks we can launch a broader range of new converged and innovative services.

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Performance in the year

We’ve increased EBITDA for the fourth year running through our continued focus on cost transformation.

Underlying revenue excluding transit was flat with the continued fall in business line volumes offset by growth in VoIP services, fibre broadband and networking.

Our fibre broadband base has increased 45% and our IP lines are up by 62%. We’ve made some customer service improvements this year and have clear plans to go further.

We’ve been learning more about our customers so we can deliver the services and perfomance they need to succeed.

Examples of how we’re broadening and deepening customer relationships

•  We’ve contacted more customers than ever before to see how we’re doing, and have learnt from their responses.

•  We’ve been working with education and technology partners to develop the ‘Connected Campus’ blueprint. This means colleges can build and run a campus platform that uses technology to help students and staff better engage.

•  We’ve used our network expertise to help Shropshire Housing Group reduce costs while offering its clients a better service. We provided a ‘smart’ managed WAN with enhanced network intelligence which delivered greater reliability and the savings they required.

Operating performance

Our order intake of £1,967m was down 5% after last year included a number of particularly large deals.

Contracts we won or re-signed this year include:

Customer	Contract

Towergate Insurance

We’re helping Towergate Insurance to save costs and improve efficiency by consolidating systems and by bringing together lines, mobiles, hosted contact centres and inbound call service into one managed service contract.

Old Mutual Wealth

We’re providing a global WAN, wi-fi, LAN, security and conferencing service which forms part of a strategic transformation programme for Old Mutual Wealth as it builds the UK’s leading retail investment business.

University of West Scotland	We’re providing WAN and LAN services, unified communications and education- specific analytical software to enhance the student journey.

Sanctuary Personnel

We’re providing BTnet connectivity, cloud voice and infrastructure for a rapidly growing recruitment provider offering future expansion capacity.

A key attraction for Sanctuary was the ability to work with a single supplier.

The number of business lines we provide reduced 7% as customers continue to migrate to VoIP. This has been partly offset by growth in the number of IP lines we provide, which was up 62%. We’re seeing strong take-up of our BT Cloud Voice and BT Cloud Phone services with the number of users up 29% and 34% respectively in the fourth quarter alone.

Our Call Essentials packages are also performing well. We’ve signed up over 80,000 customers since launch.

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Deliver superior customer service

Our vision is to be the market leader for customer service within three years. But with our Right First Time measure down 5.9% (2014/15: up 5.1%), we know we need to do better.

Our customer service measure has been significantly impacted this year by the wet winter weather which caused delays in speed of response for repairs. To mitigate this type of impact, we’ll continue to invest and make changes until we can provide a consistently better experience. We’ve already seen signs we’re on the right track.

We measure feedback directly from our customers and via our net promoter score, which has increased by 2%. Our people’s hard work has meant that we’ve seen an 8% decrease in complaints since last year. We’ve also improved our ability to resolve issues to the customer’s satisfaction at first point of contact, and this measure has increased 4%.

During the year we:

•	increased the number of customers on our ‘UK Business Solution’ system to 93% of the total. This platform brings all the core products and services that we sell in large volumes onto a single system, making it easier to serve customers who buy multiple products from us. It gives us a single view of the customer’s account, providing all the right information at the right time;
•	simplified our packages and offers, adding great value bundles so our customers can get all of their communications needs from us;
•	invested in 40,000 hours of training for our customers’ operational teams; and
•	proactively contacted our customers after the delivery of their orders to check their products are working correctly and they’re getting the most out of their new service.

We’re proud that our investment in our people and their performance meant we were shortlisted for two awards, from the British Quality Foundation and the Institute of Customer Service.

Transform our costs

Operating costs were down 2% due to savings made through our cost transformation activities. The main reason for the lower costs was a 4% reduction in our total labour resource.

We’ve also made savings in other areas such as renegotiating some supplier contracts, which has saved £29m this year.

Continued investment in back office systems and the migration of customers onto the UK Business Solution has enabled greater efficiencies.

Invest for growth

We’ve made significant investments in our products and services. We want to meet customer needs and address market opportunities across our three strategic portfolio areas: fibre and connectivity; mobility and future voice; and networked IT services.

We’ve invested to improve the speed, reach and quality of broadband services by improving our network infrastructure. We’ve invested in our managed compute cloud services product and our future voice portfolio, focusing on delivering an excellent customer experience.

This year we migrated our exisiting mobile customers over to the EE network, which means our customers can now access the UK’s largest 4G mobile network.

Helping SMEs get faster connections

We’ve helped more SMEs get online this year. Faster
broadband connections have been shown to really benefit
SMEs by increasing employee effectiveness, speeding up the delivery of goods and improving their ability to develop new services.

We joined a discount scheme backed by the Department for Culture, Media and Sport (DCMS) to encourage faster adoption of superfast broadband.

We’re proud to be ranked the number one supplier by DCMS ahead of 840 suppliers including Virgin Media and TalkTalk.

When the scheme closed in October 2015 we had provided almost 8,800 SMEs across the UK with discounted superfast connections.

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Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue	3,130	3,145	3,213

Underlying revenue excluding transit	0%	(1)%	(1)%

Operating costs	2,054	2,104	2,211
EBITDA	1,076	1,041	1,002

Depreciation and amortisation	198	180	197
Operating profit	878	861	805
Capital expenditure	138	187	127

Operating cash flow	819	874	799

Revenue was broadly flat (2014/15: 2% decline) with underlying revenue excluding transit also flat (2014/15: 1% decline).

SME & Corporate voice revenue decreased 2% (2014/15: 5%) with higher average revenue per user and higher uptake of VoIP services partly mitigating the continued fall in business line volumes. The number of traditional lines declined 7%, but this was partly offset by a 62% increase in the number of IP lines.

SME & Corporate data and networking revenue increased 3% (2014/15: 2%) with continued growth in fibre broadband and our networking products. Business fibre broadband net additions were up 17% year on year.

IT services revenue decreased 1% (2014/15: 1%). BT Ireland’s underlying revenue excluding transit was up 7%, with higher equipment sales and data and call volumes in the Republic of Ireland, and continued fibre broadband growth in Northern Ireland. Foreign exchange movements had a £22m negative impact on BT Ireland revenue.

Operating costs were down 2% (2014/15: 5%) and underlying operating costs excluding transit were also down 2% (2014/15: 4%). EBITDA grew 3% (2014/15: 4%). Depreciation and amortisation increased 10% (2014/15: 9% decrease) mainly reflecting our investment last year in BT Fleet vehicles to support Openreach. Operating profit grew 2% (2014/15: 7%).

Capital expenditure decreased £49m (2014/15: £60m increase) reflecting our investment in BT Fleet vehicles last year. Operating cash flow was 6% lower (2014/15: 9% higher) reflecting the timing of working capital movements.

Key priorities

Following the April 2016 reorganisation we have a refreshed and expanded focus on the business and public-sector markets in the UK and the Republic of Ireland. Our future priorities include:

•  successfully launching our new Business and Public Sector organisation including delivering efficiencies;

•  introducing our full portfolio of fixed, mobile and IT services to existing BT customers and those acquired with EE;

•  developing and integrating further our portfolio of products and managed services; and

•  continuing to improve the customer experience we provide.

We’ve also set ourselves some specific ambitions over the next three years:

•  increase the number of ‘revenue generating units’ by 15%;

•  generate double-digit percentage revenue growth in IP voice, mobile, networking and IT services;

•  deliver a 20-point improvement in our net promoter score; and

•  become the market leader for customer service.

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BT Consumer

BT Consumer is the largest provider of consumer broadband and fixed-voice in the UK. We want to deepen our customer relationships through selling broadband, TV, BT Sport channels and mobile services to our customers.

We connect millions of households and people to information and entertainment, to friends and family, at home or on the move. Whether they’re banking on their laptop, watching movies through their YouView box, or tweeting on their smartphone, we’re making it fast, safe, reliable and easy.

We also offer a range of devices including telephones, baby monitors and set-top boxes through high street retailers. And we offer commercial services for businesses who want access to BT Sport or connectivity through BT Wi-fi.

Through our award-winning second brand, Plusnet, we target price-conscious customers with fixed-line, broadband and TV services.

Inputs, outputs and outcomes

Inputs

BT Consumer employs over 6,000 people, with over 70% directly helping our customers through our contact centres.

We buy access to the Openreach network to sell fixed-line and broadband services.

We’ve secured exclusive rights to broadcast sports content to our customers.

Outputs

We provide connectivity services over copper lines, fibre broadband and 4G mobile.

Developments such as the BT Sport and My BT apps help improve customer engagement.

This year we provided over 770,000 hours of training to our contact centre agents.

Outcomes

We generated 24% and 16% of BT’s revenue and EBITDA respectively.

We encourage volunteering, with 55% of BT Consumer employees volunteering in the year.

We work closely with our suppliers to make our products and business operations more sustainable, right through the supply chain and to the customer.

We helped over 9,000 charities raise £60m in the year through MyDonate, our commission-free online fundraising and donation platform.

Markets and customers

The UK population consists of around 64m individuals and around 27m households. The telecoms market is very competitive with more than ten fixed-line operators, seven major bundled product suppliers and four mobile network operators. Pay-TV is less competitive with only four providers.

Most of our major competitors, including Virgin Media and TalkTalk, offer bundled services which include fixed-line, mobile, broadband and TV services. Sky and Vodafone have both announced plans to offer all four services as well.

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Home phone

As at 30 September 2015 there were 25.9m fixed residential phone lines in the UK, 2.5% above last year. Our share of this market declined to 37% from 38% the previous year as more households chose to consolidate their services with one provider.

People are using their home phones less with call volumes down 12% over the year. This was a result of migration to mobile, voice over IP and instant messaging services.

Broadband

There were around 24.5m broadband connections in the UK as at 31 December 2015. Our broadband base among homes and small businesses is now 8.1m (excluding EE), a market share of 33%.

Services requiring higher speeds and capacity, such as catch-up TV and on-demand services from the BBC, Netflix and Amazon, are driving the take-up of fibre broadband. Including Virgin Media there were 10.2m fibre broadband or cable lines as at 31 December 2015, more than 40% of all broadband lines.

See page 85 for more details on the broadband market.

TV and content

The pay-TV market grew to 15.2m UK households at the end of December 2015, up 3% compared with a year earlier. BT TV has 9% of the total market. Pay-TV services are available from a number of suppliers:

•	Sky (satellite);
•	Virgin Media (cable);
•	BT and EE (Freeview with IP TV channels); or
•	TalkTalk (Freeview with IP TV channels).

Customers who choose not to pay for their TV service mostly access live TV channels through Freeview or Freesat. The overall number of households without a pay-TV subscription declined to 10.9m at the end of December 2015. And there are some homes that don’t have a TV at all.

‘Over-the-top’ services continue to grow in popularity with 6.8m households subscribing to a service from Netflix, Amazon or Now TV.

Sky has had exclusivity over much of the UK’s premium content for many years. We continue to pursue commercial, legal and regulatory avenues to obtain access to Sky’s sports channels for our TV customers on a fair basis to increase competition and consumer choice.

Mobile

The UK mobile market is discussed in the EE section on page 76.

Products and services

We sell five main services: home phone, broadband, TV, mobile and our sports channels. We offer a variety of packages to our customers with a range of ‘add-ons’.

Home phone

We provide a range of products and calling plans, allowing customers to choose the best service for their household needs:

•  Line Rental Saver gives customers a discount on their line rental if they pay for a year upfront;

•  Line Rental Plus comes with Call Barring and Choose to Refuse, and gives customers the choice of paying bills automatically by Direct Debit, or paying when they receive the bill;

•  Home Phone Saver offers line rental, inclusive calls and extra calling features in one simple package at a discounted price;

•  BT Basic offers discounted line rental and inclusive calls to those on low incomes and in receipt of certain state benefits (such as income support). We’re the only company to offer a service like this; and

•  Right Plan is a free service our customers can use to find out whether they are on the right calling plan for the kinds of calls they make.

All our home phone services come with weekend call bundles and we provide call packages that let customers choose inclusive evening or anytime calls to fixed-lines, and discounted calls to mobiles.

We’re in the process of developing a free service aimed at blocking the majority of nuisance calls made to our home phone customers. We’ll launch this in 2016.

Broadband

We offer two versions of broadband: an ADSL service, delivered completely over copper lines; and BT Infinity, our superfast broadband service, which uses fibre to deliver higher speeds and a better overall experience.

We offer a range of options with different usage limits and speeds. In addition, our broadband customers can get:

•  discounted BT Sport, our collection of premium sports channels;

•  discounted BT Mobile, offering SIM-only mobile packages;

•  our suite of tools such as BT NetProtect Plus, to protect family members and devices from harmful websites and other malware;

•  BT Wi-fi, offering free unlimited access to wi-fi hotspots in the UK and abroad; and

•  BT Cloud, providing secure online storage and on-the-go access to data and photos.

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BT TV

Our BT TV service is available exclusively to our broadband customers.

We offer three packages:

•  Starter. This is our entry-level offering. With our YouView box, customers can pause and rewind live TV and receive up to 80 Freeview TV channels;

•  Entertainment Plus. This package comes with a YouView+ box and access to Freeview and 27 pay-TV channels; and

•  Total Entertainment. Our most complete package offers access to Freeview and 49 pay-TV channels, and comes with an Ultra HD-ready YouView+ box.

Customers on our YouView platform can ‘scroll back’ seven days for easy access to catch-up TV from BBC iPlayer, ITV Hub (formerly ITV Player), All 4 and Demand 5.

All BT TV customers still in contract get access to our BT Sport channels and the AMC channel at no extra cost in standard definition.

In addition, BT TV customers can add extra channel packs and other on-demand services such as ‘BT Kids’, Sky Sports 1 and 2, Sky Movies and Netflix. Customers can also rent or buy TV shows and films.

In July 2015, we launched the UK’s first Ultra HD TV service with content from BT Sport. We later added Netflix Ultra HD.

In February 2016 we upgraded our TV app on both Apple and Android devices adding a new, dedicated kids on-demand and catch-up library, seven more channels and a wider collection of premium entertainment content.

BT Sport

We provide live coverage of domestic and international sports across four channels.

We offer BT Sport in SD, HD and Ultra HD formats and the channels are available on BT TV, our BT Sport app, btsport.com and on the Sky Digital Satellite Platform.

We reward our broadband, TV and mobile customers with discounted access to BT Sport on their preferred platform.

We also have wholesale agreements for the distribution of BT Sport to Virgin Media TV customers, and in the Republic of Ireland with Setanta.

BT Mobile

We launched BT Mobile in March 2015, focusing initially on the SIM-only part of the market.

All our plans come with access to 4G, unlimited use of BT Wi-fi, unlimited text messages and free access to BT Sport 1. We provide three packages offering a variety of data and call allowances.

BT Mobile customers can keep track of their usage through the BT Mobile app. Customers can also use the app to buy various bolt-ons including roaming bundles.

BT Mobile uses EE’s 4G network offering the best speeds and coverage in the UK.

BT Wi-fi

We provide public wi-fi services to a growing number of partners, including Tesco, Barclays and Hilton.

Using our BT Wi-fi app, all BT Broadband and BT Mobile customers can seamlessly connect to wi-fi in these partner locations, as well as to the 5.6m BT Wi-fi hotspots in the UK and a further 13m internationally as part of our partnership with FON.

We also offer a range of vouchers for non-BT customers to access the network.

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Performance in the year

Revenue growth of 7% (2014/15: 7%) has been driven by higher customer numbers in broadband and by our new BT Sport Europe channel. But our investments in these areas meant our EBITDA grew by only 1%.

We increased our share of the DSL and fibre broadband market for the seventh year in a row, had our best-ever take-up of TV, and our lowest line losses for more than eight years.

Examples of how we’re broadening and deepening customer relationships

•  Customers buying more products from us can save money and get an even better service.

•  By making some football games free on BT Sport Showcase, we’ve been able to show a further 0.7m homes what’s on offer.

•  Sharing multimedia content on social media sites is helping us explore new ways to engage sports fans without the need of a subscription.

Operating performance[a]

At 31 March 2016 we had 9.5m consumer fixed-lines (2014/15: 9.6m), with 9.4m active voice lines (where a customer buys calls from us as well as paying for the line). We lost 81,000 net active lines, compared with 203,000 last year.

We achieved 390,000 broadband net additions this year, 63% of the DSL and fibre broadband market net additions. This took our overall market share to 41%, up from 40% a year ago.

We’ve continued to grow our fibre base, and now have 3.9m fibre broadband customers (including business lines), a 29% increase from last year. 48% of our retail broadband customers are now on fibre, compared with 39% last year.

We achieved 330,000 BT TV net additions, our best-ever performance, and now have 1.5m BT TV customers, up 28%. We grew the number of commercial premises taking BT Sport to 27,000, including 30% of all UK pubs.

BT Sport’s average daily audience figures increased 45% year on year, from the start of the football season in August 2015 to the end of March 2016. Almost all of the FA Premier League matches we showed this season reached over 1m viewers.

a Data excludes EE’s fixed-line and broadband business. For these, see page 78.

Our average revenue per user (ARPU) was £446, up £31 from last year driven mainly by broadband, our new BT Sport Europe channel, BT Mobile and changes in our pricing.

Our BT Mobile base is now over 400,000 with over 40% of our customers choosing one of our two higher-tier packages.

Deliver superior customer
service

We’ve made investments in 2015/16 that will improve customer experience in the future. But we didn’t make as much progress as we would have liked, particularly on our Right First Time measure of customer service. In March 2016 we answered 60% of customer calls (March 2015: 51%) from within the UK, with a commitment to increase this to 90% by March 2017.

This means a significant change for our people, who will be working more evenings and weekends which is often when customers want to speak to us.

We gave our front-line agents over 770,000 hours of extra training so that they can more effectively prevent and resolve customer problems.

We’ve started to introduce a new way of working focused on people taking ownership of resolving problems. Customer satisfaction is improved where this has been introduced.

We’ve invested in new and more convenient ways for customers to deal with us, such as the award-winning My BT app. This allows customers to do things like check their bill or track their broadband usage. The app has been downloaded more than 435,000 times and we’re continuing to regularly add more features.

We’re replacing the systems in our customer service centres with simpler ones which are built on web-based technologies and re-use a version of our external website. This should drive higher productivity and better customer satisfaction.

Right First Time, our overall measure of customer service, declined 2.1% (2014/15: increased 1.9%). While we’ve improved on our measure of how often a customer needs to contact us by 15% year on year, we haven’t met our promises around delivering on-time for enough of our customers, partly reflecting problems from wider industry demand for Openreach products. Our measure has also been impacted by the widespread flooding in parts of the UK this year.

BT Mobile is our best performing ‘Right First Time’ product with both on-time delivery and on-time repair above 95%.

BT Mobile

BT Mobile was designed from the start using customer insight. As a result, it has the best customer satisfaction of all BT Consumer products. Key features include:

•  discounts for BT Broadband customers;

•  UK contact centres;

•  the BT Mobile app; and

•  spend controls that help people avoid ‘bill-shock’.

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Transform our costs

Operating costs increased 9% reflecting the costs of the UEFA Champions League and UEFA Europa League rights and the growth in our customer base. The increase was partly offset by our cost transformation activities.

We delivered savings this year by:

•	extending our fibre self-install programme across all fibre products, including Plusnet’s, which further reduced the number of engineer visits and the associated cost;
•	reducing customer equipment costs by negotiating better commercial terms with our suppliers; and
•	improving our real-time network diagnostics, helping us to more quickly find the right solution for customer faults, avoiding unnecessary engineer visits.

Invest for growth

In the summer we launched our new BT Sport Pack, the home of European football, increasing the choice of content for our customers and increasing engagement with sports fans. We also launched an improved BT Sport app and Europe’s first Ultra HD sports channel.

In August we exclusively launched AMC’s UK channel. AMC is a leading US TV network with a track record of producing successful premium dramas. We also extended our deal with UKTV to include all ten of its channels as well as gaining access to the UKTV Play service.

We’ve added the UK rights to show all Australian home cricket internationals, including the 2017/18 Ashes. The five-year rights deal starts in 2016. In addition, we extended the rights for the FA Cup until 2021.

We launched BT Mobile and our advertising is improving the perception of the service and is attracting subscribers.

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue	4,598	4,285	4,019

Operating costs	3,561	3,254	3,186
EBITDA	1,037	1,031	833

Depreciation and amortisation	206	218	219

Operating profit	831	813	614
Capital expenditure	206	207	211

Operating cash flow	762	813	472

Revenue increased 7% (2014/15: 7%) with a strong performance across broadband and TV resulting from the launch of our European football coverage.

Calls and lines revenue increased 2% (2014/15: 1%), reflecting the lowest level of line losses for over eight years, new pricing and the launch of BT Mobile.

Broadband and TV revenue was up 17% (2014/15: 16%) including the impact of the launch of our European football proposition, continued growth in broadband and our best-ever year for adding new TV customers.

Other revenue decreased 10% (2014/15: 6% increase) after last year benefited from the successful launch of the BT8500 Advanced Call Blocker handset.

Operating costs were up 9% (2014/15: 2%). This reflected the launch of our European football proposition including the sports rights costs as well as the cost of launching the channels in August. Excluding UEFA rights costs, operating costs increased 3%, mainly reflecting the growth in our customer base.

EBITDA increased 1% (2014/15: 24%).

Depreciation and amortisation decreased 6% (2014/15: broadly flat). Operating profit increased 2% (2014/15: 32%).

Capital expenditure was flat (2014/15: down 2%). Operating cash flow decreased 6% (2014/15: 72% increase) reflecting unfavourable working capital movements relating to the timing of our sports rights and capital expenditure payments.

Key priorities

Our future plans include:

•  continuing to transform our customer service with 90% of all calls being answered within the UK by March 2017;

•  launching our new FA Premier League rights and Australian cricket rights on BT Sport;

•  trialing and launching ultrafast broadband using Openreach G.fast products;

•  launching mobile handsets to unlock a new market opportunity while creating synergies with EE;

•  introducing a new YouView user interface to drive better engagement with our content;

•  launching our breakthrough new service to help home phone customers avoid nuisance calls; and

•  increasing the number of ‘revenue generating units’ by 2.5m over the next three years.

76	BT Group plc
Annual Report 2016

EE

We acquired EE on 29 January 2016. EE is the largest mobile network operator in the UK. It provides mobile and fixed communications services to consumers, businesses, the public sector and the wholesale market.

EE came into the group as a separate line of business and that is how it’s reflected in this Annual Report. In EE, we have over 30m connections, 15m of which are 4G. New customers join on the EE brand, though we still have a number of customers on legacy Orange and T-Mobile tariffs. We acquire and retain customers through our chain of about 560 shops, our website and contact centres, and through third parties, such as Dixons Carphone.

Our mobile network is the biggest and fastest in the UK and has been independently recognised as the best overall network by RootMetrics in its latest report for the second half of 2015.

New organisational structure

From 1 April 2016 we changed how the former EE business was organised to manage it better within the group. Business mobile was transferred to Business and Public Sector, the wholesale operations were transferred to Wholesale and Ventures and the mobile network was transferred as a distinct business unit into TSO.

Following the reorganisation, the consumer-facing parts of EE will remain as a distinct line of business providing postpay, prepaid and fixed broadband services primarily to consumers. The EE line of business will also support the Emergency Services Network contract awarded to EE in December 2015.

Markets and customers

The mobile market is very competitive, with over 85m connectionsa, served by four mobile network operators and numerous mobile virtual network operators (MVNOs).

Our main competitors are O2, Vodafone, Three, Tesco Mobile and Virgin Media. Competition for customers is increased by third party distributors selling mobile services on behalf of the mobile operators, from high street shops and online.

Around 93% of adults in the UK have a mobile phone, and 15% of adults live in mobile-only households. Two-thirds of adults in the UK use a smartphone, and over 54% of homes also have a tablet. Increasingly, people are using their mobiles to access the internet, listen to radio and watch TV. According to Ofcom, 60% of mobile connections are on postpaid tariffs.

a September 2015.

Inputs, outputs and outcomes
Inputs

We have 12,800 people, with 43% directly helping our customers through our shops and contact centres.

We have an extensive 2G and 3G network and provide the UK’s fastest 4G network covering over 96% of the population.

Outputs

We offer a wide range of mobile services to the consumer and business markets, in addition to supporting over 30 MVNOs and selling fixed broadband products.

Our new My EE app is helping to improve customer experience.

Outcomes

We’re the largest mobile operator in the UK, rated as the best network in independent testing.

In the Sunday Times Best Big Companies to Work For 2016 awards, EE reached number seven, up from 13 in the 2015 awards.

By September 2015 total UK mobile call volumes were steady at around 35bn minutes per quarter. SMS and MMS messages were down 8% to 25bn messages per quarter on average. Mobile telephony services generated £3.8bn in retail revenues in the quarter to September 2015, down 1% year on year.

The market is subject to a number of existing and potential structural changes:

•	rapid adoption of 4G devices as 4G networks are deployed. Nearly all handsets sold are therefore smartphones;
•	growth of connected devices, including tablets;
•	significant growth in mobile data use;
•	continued decline in the prepaid market as customers move to postpaid tariffs;
•	increased popularity of SIM-only tariffs. Smartphones are evolving at a slower pace so people are keeping their mobile phones for longer;
•	regulatory pressure on the prices we charge customers and other telecoms companies;
•	the proposed takeover of O2 by CK Hutchison (the owner of Three), subject to regulatory approval; and
•	Sky launching as an MVNO in 2016.

EE has a 32% share of the UK mobile market, on a revenue basis.

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Products and services

We provide mobile services in the UK, covering up to 99% of the population with 2G, 98% with 3G and over 96% with 4G technologies. We also have an extensive wholesale segment, connecting MVNO customers and machine-to-machine devices. Broadband services, fixed-voice and a TV service are also sold under the EE brand.

Postpaid

New consumer customers, and those who renew their contracts with us, are put on 4G tariffs. If the tariff includes a handset, the contract is typically for 24 months. The tariff will include a bundle of monthly voice, SMS and data use. Prices vary with the size of the bundle, the device type and 4G speed. The tariffs are split into three main groups:

•  EE Regular gives access to standard 4G services, unlimited texts and tiered bundles of voice and data use;

•  EE Extra provides access to the double-speed 4G network, has double the data allowances of EE Regular and includes European roaming and international calling benefits; and

•  EE Complete which provides the benefits of EE Extra together with the option to upgrade the handset every 12 months.

Prepaid

Prepaid customers buy a phone and then add a ‘pay-as-you-go’ pack of 4G use. The packs are split into three groups:

•  Everything packs for unlimited texts and tiered bundles of voice and data use over a 30-day period;

•  Talk and text packs for tiered bundles of voice and text use over 30 days; and

•  Data packs ranging from 1GB to 4GB over seven to 30-day periods.

Prepaid customers are encouraged to buy packs on a regular basis by rewarding three months of consecutive purchases with extra data, voice or text use.

Business

We also sell 4G mobile services to business customers.

•  Small business plans (up to 50 employees) are for 12 or 24 months, and most come with unlimited voice and text use. Options include the ability to share data allowances across a number of devices, access to double-speed 4G and inclusive overseas roaming.

•  Large businesses (more than 50 employees) and public-sector organisations can choose from a wide range of standard and customisable plans. Customers can bundle in tiered levels of mobile security. If required, we also install equipment to improve mobile coverage inside customer premises. We also offer an extensive range of fixed-line and data services, including voice, private telephone network integration, leased lines and VPNs to provide customers with their complete communications needs.

Devices We offer a wide range of 4G mobile phones, tablets and mobile broadband devices. Customers may also choose to bring their own device and then connect using a SIM-only plan.

Wholesale

Over 30 MVNOs, including Virgin Mobile, use our mobile network.

We’re also active in the machine-to-machine (M2M) market, with a tiered range of products.

With Enterprise Messaging, our bulk messaging range of products, organisations can send large volumes of text messages to customers or employees.

Broadband and TV

We sell fixed-voice, broadband (including superfast fibre broadband) and TV services. To encourage take-up, our postpaid customers get larger data allowances if they also buy EE broadband.

EE TV provides more than 70 free channels simultaneously on up to four devices, and access to pay-TV channels. The EE TV set-top box comes with one terabyte of memory and can be controlled from a mobile phone or tablet using the EE TV app.

78	BT Group plc
Annual Report 2016

Performance in the period

Revenue for the two months from 29 January 2016, when EE was acquired by the BT Group, to 31 March 2016 was £1,055m with an EBITDA margin of 25%. We had 30.6m total connections at the end of the year and our 4G customer base reached 15.1m.

Examples of how we’re broadening and deepening customer relationships

•  We’ve developed and promoted our My EE app to help customers manage their EE account wherever they are.

•  We extended our 4G network coverage to over 96% of the population.

•  In April 2016 we started trialing online appointment booking in a selection of our shops, so customers can book sales and service appointments directly from our website.

•  We’ve continued to bring customer service roles back to the UK, and in April 2016 we announced plans for 100% of EE customer calls to be handled in the UK by the end of 2016.

Operating performance

At 31 March 2016 we had 30.6m connections. We’ve shown how these are broken down below.

Our postpay base grew by 54,000 to 15.4m, supported by a strong performance in the large business segment with new customers including Arriva Trains. The prepay base continued to decline, in line with industry trends, partly as customers move to postpay.

The machine-to-machine base grew 77,000 to 2.3m as the Internet of Things market starts to grow.

Fixed broadband was up 11,000 to 951,000, supported by EE TV, in a competitive market.

Our base of MVNO customers stood at 3.7m, up 28,000, as our MVNO partners continued to do well in the mobile market.

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Deliver superior customer service

Improving customer service is a key priority. While we have made steady progress, there is still room for improvement, as shown by the number of complaints our customers make to Ofcom.

In the period we accelerated work on projects across four key areas:

•	Call centres. Transforming service for our customers, reducing complaints and customers’ propensity to call;
•	Self service. Increasing take-up of the My EE app and improving online service;
•	Shops. Improving service and providing more digital capabilities in store; and
•	IT. Improving customer-facing IT systems.

As part of our ambition to offer the best mobile customer service in the UK, we’ve started the ‘Omnichannel’ initiative, to provide a consistent experience for our customers, regardless of how they interact with us. This will enable us to give customers better, more relevant offers, follow up on potential sales quickly and effectively and support customers more proactively.

Transform our costs

Since EE was formed in 2010 it has gone through a process of transformation as the legacy Orange and T-Mobile businesses were combined. We’ve removed duplication from the mobile network, shops and support functions to drive profitability. We expect to continue to drive efficiencies as we integrate EE’s business into the wider group and share our ideas, experience and methodology.

Invest for growth

We have the best mobile network in the UK, having been named number one network by RootMetrics and recognised as the UK’s fastest network by Speedtest.net.

We’ve made 4G voice calling more widely available, bringing it to Manchester and Birmingham. The increased network coverage and resilience required for the Emergency Services Network contract will also benefit consumer and business mobile customers.

Financial performance

From 29 January to 31 March	2016 £m
External revenue	1,038

Internal revenue	17
Total revenue	1,055

Operating costs	794
EBITDA	261

Depreciation and amortisation	176
Operating profit	85
Capital expenditure	111

Operating cash flow	310

Revenue for the two months since acquisition was £1,055m. This consisted of mobile service revenue of £913m, fixed and wholesale revenue of £89m and equipment sales of £53m.

This also includes revenue of £17m which is internal, reflecting trading with other lines of business within the group. Monthly mobile ARPUs in the period were £26.7 for postpaid customers, £3.9 for prepaid and £18.6 on a combined basis.

Operating costs were £794m giving EBITDA of £261m, a margin of 25%.

Capital expenditure was £111m as we extended 4G coverage to over 96% of the UK population. Preparation for the Emergency Services Network contract continued in line with agreed milestones.

Operating cash flow, which excludes interest and tax, was £310m benefiting from the timing of working capital.

Key priorities

Over the coming year we plan to further integrate the new EE line of business into the group, in line with the reorganisation that took effect from 1 April 2016, and begin to realise the revenue and cost synergies associated with the acquisition. We also plan to broaden and deepen our customer relationships by:

•  improving the customer experience;

•  extending 4G coverage and aiming to remain the UK’s best quality mobile network;

•  progressing the build phase of the Emergency Services Network contract, working closely with TSO; and

•  launching a range of combined mobile, fixed-line and TV products.

80	BT Group plc
Annual Report 2016

BT Wholesale

We provide network products and services to Communications Providers (CPs) operating in Great Britain. We also offer services for media companies and broadcasters.

We do this by combining BT’s core network and IT platforms with Openreach’s access products. We add our own expertise in designing, building and supporting new products and bespoke solutions. We can then offer a range of services that complement our customers’ own capabilities. This means we can share in their success.

We’re structured around our customers: mobile and fixed network operators; resellers; and media organisations and broadcasters. Our largest customers are supported by dedicated client teams, while others are served by a desk-based sales force. All are supported by expert product managers and customer service agents.

Outside Great Britain, BT serves CPs through BT Ireland and BT Global Services. BT remains Europe’s largest wholesale telecoms provider.

Source: European Wholesale Market Share 2014-15: The Big Picture, Ovum, May 2016.

New organisational structure

From 1 April 2016 we’re integrating BT Wholesale, EE’s wholesale team and some of BT’s smaller business units into a new Wholesale and Ventures line of business. The smaller business units include BT Directories and BT Fleet, together with the majority of BT Redcare, BT Payphones and Tikit. They’re all described on page 65. The new organisational structure will give more visibility to these smaller but important enterprises while bringing together the wholesale businesses of BT and EE.

Inputs, outputs and outcomes

Inputs

We have 1,300 people, of whom 89% are customer-facing.

We take advantage of the scale, reach and reliability of BT’s networks and platforms.

We bring BT’s R&D resources to bear on our customers’ business issues.

Outputs

We supply wholesale telecoms products including voice, broadband, Ethernet and hosted services. We also provide bespoke managed solutions.

We invest in new services for the wholesale market, such as our Hosted Communications Services and 4K video transport.

Outcomes

We take a share of the market which BT does not serve directly.

This year our share represented around 11% of BT’s revenue.

A more competitive market for communications services drives greater customer choice.

Markets and customers

We serve over 1,400 CPs, including: the major consumer brands Sky, TalkTalk and Virgin Media; the mobile operators, O2, Three and Vodafone; overseas CPs operating in the UK; and other service providers such as Daisy Group and KCOM Group. We also provide specialist media and broadcast services to major organisations including the BBC, Channel 4, ITV, Sky, SoftBank Corp. and Star TV.

Our main competitors are Virgin Media, TalkTalk and Vodafone.

The main trends in the wholesale market this year were the continuing take-up of IP voice services and stronger demand for higher-bandwidth broadband networks.

Voice services: moving to IP

The number of calls made over traditional fixed networks fell by 10% this year, as calls moved to mobile networks or to instant messaging and other IP-based alternatives. And owners of these networks were able to charge less to carry such calls, as a result of price reductions imposed following Ofcom’s last Narrowband Market Review.

As businesses opt to make and receive calls over IP they are increasingly buying newer voice services such as SIP-Trunking and Hosted Voice. According to the Cavell Group, in 2015 the number of SIP Trunks (which connect a business’s switchboard to its IP voice service provider) grew by 31%. And users of Hosted IP Voice (which eliminates the need for a switchboard altogether) grew by 30%.

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Connectivity services: higher bandwidths

This year average usage over our wholesale broadband circuits rose by 40%. And 43% of all our broadband lines ordered this year use higher-speed fibre technologies. We expect this trend towards higher-bandwidth broadband to continue.

Products and services

BT Wholesale’s products and services either supplement CPs’ own capabilities or can be sold on to CPs’ own customers as they are. Where CPs need a more bespoke or comprehensive service, we combine our products with other components to create managed solutions.

Broadband

We provide CPs with broadband connections between their core network and their customers. Wholesale Broadband Connect can serve 95% of premises with copper-based broadband (2014/15: 92%) and over 25m premises with fibre broadband. Our older broadband network brings our total coverage to more than 99% of all premises.

For CPs without their own network, we offer Managed Broadband. This includes the necessary connectivity and internet access together with full end-to-end service management.

Ethernet

We supply CPs with Ethernet connections linking their core network to their customers’ business premises. Ethernet services are continuing to replace Partial Private Circuits, a legacy connectivity service which we also offer.

With Wholesale Ethernet, CPs can reach 82% of business premises over copper-based circuits (2014/15: 81%) and more than 99% over fibre, at speeds of up to 10Gbps. This year we fully launched Wholesale Optical which extends those speeds to 100Gbps.

Our Managed Ethernet Access Service (MEAS) carries mobile voice and data traffic to and from mobile operators’ transmission masts, using a mix of copper, fibre and radio technologies.

Media services

Our long-established media network connects major locations around the world where broadcast or film content is created or distributed. In the UK it carries all of the nation’s digital terrestrial TV, as well as TV broadcasts from more than 150 sports and news locations. Local partners help us link TV stations to major sports venues worldwide.

We also offer related media services such as content playout (in which we send finished TV content off to be transmitted) and media file acceleration and security.

Voice calls

CPs use our IP Exchange (IPX) platform to carry their customers’ voice calls beyond the reach of their own voice network. IPX delivers calls between CPs’ networks, or to their final destination, translating between the many different network technologies that may be used along the way. IPX is now used by over 150 CPs, including most of the UK’s biggest operators.

As voice moves to IP, IPX is gradually replacing our equivalent products based on older Time Division Multiplexing (TDM) technology. These products include Transit, Direct Conveyance and International Direct Dial.

For CPs without their own voice network, we offer BT Wholesale Calls which routes calls for them end to end. The CP maintains the customer relationship through its own sales, customer service and billing operations.

Hosted communications

Our Hosted Communications Services portfolio enables a CP to offer a range of services without having to develop, maintain and upgrade them itself.

Traditionally, businesses have made and received calls over phone lines via a switchboard. Wholesale Hosted Centrex, a hosted voice service, moves the switchboard capability into BT’s network. And Wholesale SIP-Trunking delivers the calls over broadband. When put together, the business no longer needs to house and maintain a switchboard or rent separate phone lines.

In the same way, our Hosted Contact Centres replace the systems and services usually needed to handle inbound or outbound customer calls at scale. In partnership with Avaya Inc. we offer Avaya Cloud Solutions, a hosted and fully-integrated contact centre service with end-to-end service-level agreements.

Managed solutions

We combine our products with third-party components and our own professional services to create managed solutions that solve specific customer or industry problems.

For example, this year we implemented new ‘small cell’ solutions at a number of mobile transmission sites. These solutions can include the electronic equipment at a site, the network to the site, the site itself and end-to-end service management. They can help mobile operators improve their coverage in rural areas or provide more capacity in urban locations.

82	BT Group plc
Annual Report 2016

Performance in the year

Underlying revenue excluding transit rose by 1%, reversing the falls of the previous three years. But EBITDA fell by 3% (2014/15: 9%) reflecting a changing volume and product mix across our product portfolio.

We signed fewer orders this year but saw a substantial uplift in sales of our strategic growth products: Ethernet, Hosted Communications Services and IPX. Customer satisfaction continued to rise as a result of investments in self-service systems and tools.

Examples of how we’re broadening and deepening customer relationships

•  We’ve expanded our portfolio, so we can meet a wider range of customer needs. For example, Wholesale Optical enables CPs to connect sites over very high-bandwidth connections.

•  In our Media & Broadcast business, new partnerships have enabled us to reach more customers and offer more services. New partners this year include Aspera, Deluxe, Intelsat, Megahertz and SoftBank Corp.

•  We’ve extended our network coverage, so we can provide service more cost-effectively across a wider area.

•  We’ve made it easier for CPs to do business with us, for example by adding new features to our online service portal.

•  We’ve invited customers to joint strategy and planning events at BT’s research facility at Adastral Park.

“BT Wholesale continues to lead the local market as a provider of wholesale connectivity, communications, and media services, and… continues to invest in relevant areas, including 4K video and optical transport.”

Current Analysis, October 2015.

Operating performance

This year we signed £1.5bn of orders. This was down around £400m on last year’s order intake, but up around £150m excluding orders signed with EE, which is now part of BT. We signed deals for a wide range of services, including:

•	Wholesale Hosted Centrex and SIP-Trunking for a large CP to resell, replacing their own platform;
•	the supply and maintenance of vehicles to support the new Emergency Services Network contract within EE;
•	a national broadcast network for the BBC (see page 83);
•	MEAS circuits to connect a mobile operator’s new cell sites to its core network;
•	IPX for three major CPs and for a smaller IP voice specialist, enabling it to close its old voice network; and
•	a video multiplexing solution for a major US-based media company.

We also signed up seven new channel partners to sell our Avaya Cloud Solutions portfolio.

IPX carried 26bn UK-originated voice minutes in the year, up 41%. Several major CPs joined the platform, increasing the value of the service to other users.

The total number of broadband lines we provide on a wholesale basis grew for the first time in many years. This reflected a slowdown in the LLU network rollout of large broadband providers as well as our own success in selling both fibre and copper broadband to smaller CPs.

The total number of wholesale Ethernet lines we provide grew too, by 23%, mainly as a result of targeted pricing initiatives, network expansion and migration from Partial Private Circuits. We also connected more MEAS circuits.

Despite fierce competition, the number of our SIP Trunks nearly doubled. And the number of our Hosted Centrex users tripled, driven in part by new pricing options.

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BBC

We’ve been chosen by the BBC to provide its next generation broadcast network in a deal worth more than £100m to BT.

We’re helping the BBC deliver considerable savings as well as paving the way for future digital innovation. We’ll enable them to move to a new, state-of-the-art network from April 2017.

The new network will be run by our Media & Broadcast team. It’ll be more efficient and flexible and better able to support BBC innovation. And it’ll allow extra services and capacity to be added for major events, such as a general election or the Olympics, more easily and at a lower cost than before.

Matthew Postgate of the BBC said: “This is an important step towards building an internet-fit BBC and will allow us to provide more interactive and personalised content in the future.”

Deliver superior customer service

Customer satisfaction rose to 85% in the fourth quarter, up from 80% for the same period last year. It improved across all customer segments. But our Right First Time performance, which measures our ability to deliver orders and repair faults on time, was down by 2.6% (2014/15: up 4.4%). This was as a result of the weather and systems outages mentioned on page 22.

Source: BT customer satisfaction survey. Based on responses from a monthly random sample of BT Wholesale customers.

Initiatives in three main areas drove the improvement in customer satisfaction:

•	Product reliability. We gave CPs new tools to help them improve the stability of broadband lines. We also made it easier for them to identify problems in their customers’ own home wiring and equipment. CPs reported 7% fewer broadband faults as a result. And the reliability of our Ethernet circuits improved by 11% as new diagnostic tools meant we could identify and fix problems in our network before CPs even noticed them.
•	Customer updates. We kept our CP customers better informed on the progress of their orders and any faults. This meant they could keep their own customers more up to date. Customer satisfaction in this area rose by six percentage points.
•	The online experience. We made it easier to do business with us by adding new features to Business Zone, the online service portal which we launched last year.

Improvements in both our resourcing and the delivery process itself contributed to strong growth in our Ethernet base this year. But delivering Ethernet circuits on time proved more challenging, because a higher proportion needed new fibre or ducting to be laid.

Transform our costs

This year we focused our cost transformation activities on:

•	reducing selling, general and administrative costs, which were 11% lower than last year;
•	renegotiating our supplier contracts and reducing the number of suppliers we use; and
•	rationalising legacy platforms and networks and removing underutilised infrastructure.

Invest for growth

New product launches included Media Move and Cloud Playout, two new services for the media and broadcast industry. We also fully launched Wholesale Optical (after a soft-launch last year) which offers high-bandwidth data connectivity. We enabled Wholesale Hosted Centrex and Skype for Business to work together. This means Skype users can get all the features of our Centrex platform, such as the ability to call people who are not on their corporate network.

Wholesale Broadband Connect and Wholesale Ethernet are now available from more exchanges. And we migrated our IPX customers onto a new, larger platform.

“BT Wholesale is unmatched in terms of breadth of offerings and its abilities to deliver managed and outsourcing services.” Current Analysis, October 2015.

84	BT Group plc
Annual Report 2016

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue	2,086	2,157	2,422

Underlying revenue excluding transit	1%	(7)%	(3)%

Operating costs	1,544	1,596	1,808
EBITDA	542	561	614

Depreciation and amortisation	212	224	245
Operating profit	330	337	369
Capital expenditure	177	210	244
Operating cash flow	404	278	372

Revenue was down 3% compared with an 11% decline last year. This included £82m or 51% less transit revenue than in the prior year.

Our key measure, underlying revenue excluding transit, was up 1% compared with a decline of 7% last year. This reflects growth in IP services and managed solutions, partly offset by a decline in our legacy products. IP services revenue was up 25%, helped by 41% higher IPX volumes and a 23% increase in Ethernet connections. Managed solutions revenue grew 3% and accounted for 39% of total revenue, up from 37% last year.

Calls, lines and circuits revenue fell 14%, mainly because of lower volumes and customers switching to newer IP technologies. Broadband revenue was 12% lower, but this was an improvement on last year’s decline of 17%. While migration to LLU continues to reduce the size of our copper broadband base, fibre broadband volumes have increased, reflecting demand across the market.

Following the Supreme Court judgment on ladder pricing in July 2014, we recognised around £15m of ladder pricing trading revenue this year (2014/15: around £30m). This is in addition to revenue treated as a specific item relating to prior years, as explained on page 187. We do not expect to include any further trading revenue relating to ladder pricing in the income statement next year, because we stopped pricing on that basis in July 2015.

Operating costs decreased 3%. Underlying operating costs excluding transit increased 2%, with the cost of delivering more IP services only partially offset by continuing cost transformation activities.

EBITDA declined 3%, reflecting the one-off impact of lower ladder pricing revenues as well as the continuing migration to lower-margin IP services. But this was an improvement on last year’s 9% decline. Depreciation and amortisation was down 5% (2014/15: 9%) and operating profit fell 2% (2014/15: 9%).

Capital expenditure was 16% lower than last year (2014/15: 14%), driven by lower spend on sustaining our legacy voice network, and as last year included some investments in efficiency programmes. Working capital was helped by better collections contributing to a 45% increase in operating cash flow.

Key priorities

Next year we’ll be part of the new Wholesale and Ventures line of business, as explained on page 80. Our priorities will be:

•  integrating the various business units and their teams;

•  creating revenue and cost synergies, for example by selling EE’s mobile services to BT Wholesale customers;

•  continuing to improve customer experience, especially in Ethernet delivery;

•  further expanding our Ethernet network, making it available from more BT exchanges and more third-party datacentres;

•  increasing the number of customers using fibre rather than copper broadband;

•  further strengthening our defences against attempted cyber-attacks and fraud; and

•  continuing our cost transformation activities.

We’ve also set ourselves some specific ambitions within the next three years:

•  to grow the number of Ethernet circuits we provide by 50%;

•  to increase the number of MVNO brands on 4G from less than 5% to at least 80%; and

•  to deliver all our products on time at least 95% of the time by the end of the period.

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Openreach

Openreach looks after the ‘last mile’ of the UK communications network which runs from the local exchange to people’s homes and businesses. The network is made up of exchanges, copper and fibre cables, underground ducts, street cabinets, telephone poles and distribution points. We provide access to our network to all CPs on equivalent terms which means the same products, prices and levels of service.

Our CP customers use our network to deliver services ranging from broadband, television and telephony for the home, to high-speed data connections for businesses of all sizes.

Inputs, outputs and outcomes

Inputs

We’ve a UK workforce of 31,500 people.

We install and maintain fibre and copper communications networks that connect homes and businesses. Our network is nationwide, reliable and fast.

Our customers are the 560+ CPs who deliver communications services to end customers, and property developers building new homes and buildings. We also have relationships with communities throughout the UK that co-fund investments in fibre networks with us.

Outputs

A team of highly-skilled network engineers and planners maintains a high quality access network.

We provide network access and engineering services which enable products including broadband and point-to-point Ethernet.

We have 21,000 iPhones in use by our engineers. New and improved applications are helping them to complete jobs faster and provide feedback on task times meaning work can be handed out more efficiently.

Outcomes

Fibre broadband has driven growth in our revenue and profits, supporting further investment in the network.

Our brand has been strengthened by the successful rollout of fibre to around 85% of the UK. This puts us on track to support the Government’s target of 95% superfast coverage by the end of 2017. We’ve exceeded Ofcom’s minimum service targets for the past two years.

The UK has the highest share of GDP generated by the digital economy of any country in the G20. Openreach underpins that by running the largest superfast network in the country.

Openreach 10th birthday facts

We celebrated our 10th birthday this year. Our network has grown substantially since Openreach was established in January 2006. Since the start of our fibre broadband rollout in 2009, our engineers have worked 10m hours and driven 72m miles to complement and extend our existing infrastructure – the copper wires and telephone poles that are a familiar sight in many streets. Our fibre broadband network now reaches more than 25m premises. In 2006:

•  the average broadband speed was 1.6Mbps, today it is more than 28Mbps;

•  consumer fibre access products didn’t exist. Today we have more than 5m connections;

•  a new WLR connection cost £88 with a £100 rental charge in the first year. Today it’s £41.55 with an £89.50 annual charge. A 30% reduction in year one costs;

•  there were 41,000 LLU lines. Now there are around 10m;

•  we had 1,000 Ethernet connections, today we have over 200,000; and

•  50% of the country had a broadband connection. Today that’s risen to around 80%.

Markets and customers

We have more than 560 CPs using our network. We operate in three markets: consumer, business and infrastructure.

•	The consumer market is made up of households who want fixed-line broadband and telephony services. Our largest customers include Sky, TalkTalk and BT Consumer.
•	The business market consists of the 5.4m businesses in the UK, from sole traders to large multinational corporations, and the public sector. Most of our CP customers serve business clients.
•	The infrastructure market includes firms building network infrastructure to data centres and mobile cell sites, and property developers connecting new build sites. Ethernet connections and specialised services are the main areas of demand.

The total number of Openreach physical lines was essentially unchanged during the year, growing by 2,000 lines, against a 200,000 increase the year before.

As at 31 December 2015 there were 24.5m broadband lines in the UK. 81% of these use the Openreach network with the rest mainly on the Virgin Media cable network.

a As at December 2015.

Source: Company data.

86	BT Group plc
Annual Report 2016

Our markets are shaped by the following trends:

•	demand for connectivity means total fixed broadband ownership is rising steadily;
•	increasing data usage, propelled by video streaming and content, is driving demand for faster connections with more capacity;
•	rising data consumption is leading to significant investment in backhaul capacity;
•	cloud computing is increasing corporate demand for connectivity. A fast-growing data centre market is creating a new need for high-capacity circuits (1Gbps or more); and
•	strong demand for Ethernet and optical service products, as businesses seek increased speeds and reliability.

Competitors

Our main competitor across all three of our markets is Virgin Media. Its cable network covers around half of UK homes, with plans to reach an additional 4m premises by 2020.

For consumers, other companies are building their own fibre access networks, reflecting the competitive nature of the market. CityFibre, Hyperoptic and Gigaclear are deploying fibre-to-the-premises. In particular, CityFibre’s joint venture with TalkTalk and Sky has the potential to pose a competitive threat.

Competitors in the business and infrastructure markets include Virgin Media, Colt Group and Vodafone. CityFibre’s prominence in this market is growing with plans to cover 50 ‘Gigabit cities’ by 2020. It also acquired KCOM’s UK infrastructure in the year.

Pricing, service delivery and product innovation remain competitive themes. The ‘price per Gigabit’ is being driven down by intense competition, particularly in urban areas. Strong demand for Ethernet has put pressure on the delivery times of all providers.

Products and services

We offer four main products and services: fibre access; copper-based services; Ethernet; and infrastructure solutions. Our access network can carry broadcast and on-demand internet protocol television (IPTV) services. Our multicast service cuts the cost of delivering broadcast TV.

Fibre access

Our wholesale fibre product is called Generic Ethernet Access. We offer a number of different versions:

•  Fibre-to-the-Cabinet (FTTC) takes fibre from the exchange to the street cabinet and uses the existing copper network for the final link to the customer. FTTC offers speeds from 40Mbps to 80Mbps. This year we launched a mid-range product offering speeds of up to 55Mbps.

•  Fibre-to-the-Premises (FTTP) provides speeds up to 330Mbps. The fibre runs from the exchange to the property.

Copper-based services

•  Wholesale Line Rental (WLR) lets CPs offer phone services to their customers using our equipment and copper network. They pay to use the lines between our exchanges and the customer premises but don’t need to invest in their own network equipment or infrastructure.

•  Local Loop Unbundling (LLU) involves CPs installing their own equipment in our exchanges and renting the copper line to the customer building. CPs can use our shared metallic path facility (SMPF) product to offer broadband over a WLR line or our metallic path facility (MPF) product to offer phone and broadband services using just their equipment.

Our Ethernet products offer dedicated fibre connections with speeds up to 100Gbps. CPs use them to complete their own networks and to provide high-quality, high-bandwidth services to businesses and the public sector.

•  Ethernet Access Direct (EAD) 10Gbps Standard and Local Access were launched in Autumn 2015, bringing affordable, high-capacity services to UK business and infrastructure markets.

•  Optical Spectrum Access (OSA) Hub and Spoke also launched this year. It means CPs can deploy high-bandwidth services more efficiently and cost effectively to multiple sites, saving the customer space and power.

Infrastructure solutions

Our infrastructure solutions let CPs build their own networks.

•  Our Flexible Co-mingling Product allows CPs to place their equipment in our exchanges, providing their customers with voice, broadband and Ethernet services.

•  Passive Infrastructure Access (PIA) products offer CPs access to Openreach’s infrastructure such as our ducts and telephone poles. CPs can use PIA when building their own fibre networks. This product has been available since 2011.

•  Mobile Infill Infrastructure Solution (MiiS) helps mobile network operators improve their coverage. We install antennas on telephone poles linked to a special street cabinet provided with power and backhaul. Mobile operators can then install their radio equipment in the cabinet and use their spectrum to improve mobile coverage.

87

Overview	The Strategic Report	Governance	Financial statements	Additional information

Performance in the year

We’ve grown our revenue for the first time in four years. We made our superfast fibre broadband network available to a further 3m premises. We achieved record fibre broadband net additions of 1.7m. We grew Ethernet connections by 17%. And we achieved all the increased minimum service levels set by Ofcom, though our ambition and plans are to go much further.

Examples of how we’re broadening and deepening customer relationships

•  We announced the Openreach Charter to set out our commitments in building Britain’s connected future.

•  We’ve improved customer service and complaints have almost halved, though we recognise we have more to do.

•  We’ve successfully launched the ‘View My Engineer’ service to keep end customers up to date on their orders or any faults, and to remind them of their upcoming engineer visit.

Operating performance

We continue to invest heavily in our superfast fibre broadband network. It now reaches more than 25m premises or around 85% of the UK. Including other service providers, 90% of the UK is able to enjoy fibre broadband speeds.

Under the BDUK programme we’re investing alongside public funding to bring fibre broadband to rural communities. We’re also working with the government through the Superfast Extension Programme (SEP) to help take fibre broadband to 95% of the country by the end of 2017.

We achieved 1.7m fibre broadband net additions in the year. This means that around 5.9m homes and businesses in the UK are now connected, 23% of those passed. Of the net additions in the year, 48% were provided to our external CP customers, an increase from 40% last year, demonstrating the market-wide demand for fibre.

The number of Ethernet circuits we provide grew 17% in the year; this is the best growth for five years. The physical line base increased by 2,000.

Deliver superior customer service

As the internet has become a must-have, customers expect more from the service we provide and we’re committed to meeting those increasing needs.

The table on page 88 shows Openreach’s service performance on a number of key measures. We publish this data, with additional levels of detail, on a quarterly basis.

We continue to deliver 93% of orders on time. We met all 60 of Ofcom’s minimum service levels (MSLs) for copper products for the second year in a row. These service levels become more stretching each year and next year will expand to cover Ethernet products for the first time.

Despite having achieved the MSLs our key customer service measure, Right First Time, declined 6.9% (2014/15: 3.5% improvement). We view the MSLs as a baseline and recognise we have more to do to deliver the service customers expect. This is why we set ourselves a more challenging RFT target.

There are a few areas in particular, along with the severity of the winter storms, that contributed to the decline in RFT. In the business market we haven’t reduced the backlog of Ethernet circuits in line with our plans. For residential customers we have too many jobs that aren’t completed on time which is partially due to our engineers missing appointments. We have a plan in place to tackle many of the issues that caused us problems this year. We’re improving Ethernet delivery processes to complete jobs faster and we’re focusing on reducing missed appointments.

One area of improvement was the backlog of new property developments waiting for a network connection. Over the year we reduced the number of people waiting more than 30 days for service after moving into a new home by 96%.

In the coming year our goal is to make sure people are connected on the day they move. We also recognise that most people moving into a new home expect to have access to fibre broadband and we launched a co-funding scheme with the Home Builders Federation to make sure all new builds have fibre available.

88	BT Group plc
Annual Report 2016

The Openreach Charter

In September 2015 we announced the Openreach Charter to set out our commitments – to end customers, CPs and the nation – in building Britain’s connected future. The most important commitments have been updated and are summarised below.

Service
Our number one priority will be giving great service to customers. We’ll set new standards for delivering on time and getting things right. We hold ourselves accountable to fix problems

Coverage
We aspire to go beyond the UK Government’s 95% target for fibre broadband. With new initiatives and new technologies, we’ll keep working to get Britain connected

Speed
We’ll provide the speed people need, and create Britain’s ultrafast future with our ambition to bring ultrafast broadband to 12m homes and businesses by the end of 2020

Trusted partner
We’ll be a trusted partner for CPs, guaranteeing fair and equal treatment to all

Contribution to our community
We’ll make a difference to the communities we serve, inspiring our people to become volunteers in the community

Investment
We’ll invest to sustain the leadership of Britain’s digital economy

Openreach performance against service responsibilities

	Movement	Q4 2015/16	Q4 2014/15

Home

New lines installed on time		93.36%	92.98%

Average time to install with an engineer (working days)		14.44	13.46

Average time to install without an engineer (working days)		9.49	9.77

Installation requiring an engineer where wait is 22 days or longer for appointment		1.12%	0.00%

Average time for first available appointment date for new installation (working days)		8.51	6.70

New lines requiring an engineer visit not installed 31 days past target date		1.34%	1.23%

Average time to fix faults Maintenance level 1 (working days)		2.82	2.67

Average time to fix faults Maintenance level 2 (working days)		1.94	1.79

Faults fixed within agreed time Maintenance level 1		74.53%	75.10%

Faults fixed within agreed time Maintenance level 2		76.14%	75.66%

Faults not cleared after 31 days or more Maintenance level 1		1.60%	0.86%

Faults not cleared after 31 days or more Maintenance level 2		1.79%	0.84%

Business

Average time to install on-net services (working days)		26.50	33.49

Average time to install where new build is required (working days)		68.20	69.95

Faults fixed within agreed time		94.26%	92.79%

Note: this compares the performance in the quarter and is not an annual measure.

Improvement
Steady performance – maintaining focus
Further improvement needed – plans in place to get back on track

89

Overview	The Strategic Report	Governance	Financial statements	Additional information

Transform our costs

Operating costs increased 1% (2014/15: 2% decrease) with an increase in volumes, pay inflation and leaver costs partly offset by cost efficiencies.

This year we:

•	improved our processes and invested in new systems and tools that reduce the number of engineering jobs and unnecessary customer contacts;
•	negotiated improved terms with our key suppliers and insourced activities where possible. This saves us money and means we can use our people more effectively;
•	transformed our desk-based functions by consolidating our teams from over 400 locations down to 28 larger ‘centres of excellence’. This means we can run them more efficiently, share best practice and create better working environments;
•	successfully launched the ‘View my Engineer’ tool; and
•	worked closely with our suppliers to help reduce the number of orders awaiting completion.

Invest for growth

We have invested £10.5bn in Britain’s digital infrastructure in the last ten years, committing over £3bn to create a fibre broadband network that provides affordable high-speed broadband to the vast majority of the UK.

We’ve set out our vision to move the nation from superfast to ultrafast speeds with an ambition that 12m homes and businesses will get access to ultrafast services by the end of 2020. We will deliver ultrafast through a mix of two technologies: G.fast and FTTP. We launched G.fast trials in Huntingdon, Gosforth and Swansea, which are progressing well, with homes and businesses taking part getting speeds of up to 330Mbps. We’ve also announced additional G.fast pilots in Cherry Hinton and Gillingham which will cover 25,000 homes and businesses by March 2017. Finally we’ve introduced several trials across the country to improve the way we provide FTTP connections. We see FTTP becoming a much larger part of our network, in particular for new sites, apartment blocks, small businesses and some rural areas.

We invested 54% more than last year on connecting new sites and providing Ethernet. We continue to invest to extend, upgrade and maintain our copper network which underpins most of the services we provide in the UK. We’ve increased preventative maintenance spend by 22% year on year. This investment will make our network less susceptible to faults in future years.

This year we invested in hiring over 1,000 people including around 280 apprentices and graduates.

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue	5,100	5,011	5,061

Operating costs	2,436	2,411	2,460
EBITDA	2,664	2,600	2,601

Depreciation and amortisation	1,301	1,348	1,406
Operating profit	1,363	1,252	1,195
Capital expenditure	1,447	1,082	1,049
Operating cash flow	1,419	1,502	1,492

This is the first time in four years that Openreach has delivered revenue growth.

Revenue increased 2% (2014/15: 1% decline) mainly driven by a 39% increase in fibre broadband revenue. Higher Ethernet volumes also contributed to the revenue growth, but regulatory price changes had an overall negative impact of around £130m, equivalent to 3% of our revenue.

Operating costs were up 1% (2014/15: 2% down) mainly reflecting higher volumes, pay inflation and a £29m increase in leaver costs. There was also no benefit this year from the sale of redundant copper (2014/15: £29m). These effects were partly offset by cost efficiencies.

The main driver of the Openreach cost base is labour which makes up over £1bn of variable cost, after deducting own work capitalised. We reduced our labour costs by 7%, partly by creating our ‘centres of excellence’.

EBITDA grew 2% (2014/15: flat). With depreciation and amortisation down 3% (2014/15: 4%), operating profit was up 9% (2014/15: 5%).

Capital expenditure was £1,447m, up £365m or 34% (2014/15: up £33m or 3%). This consists of gross expenditure of £1,540m (2014/15: £1,460m) which has been reduced by grants of £93m (2014/15: £378m) directly related to our fibre broadband network build in the year. The total amount of grants recognised is lower than last year as we have deferred £227m of grant income due to strong levels of fibre broadband take-up. This is primarily because we increased our base-case assumption for take-up from 20% to 33% in BDUK areas and under the terms of the programme, we have a potential obligation to either re-invest or repay grant funding depending on factors including the level of customer take-up achieved.

Operating cash flow decreased 6% (2014/15: 1% increase) primarily reflecting the higher capital expenditure.

Key priorities

Following the appointment of Clive Selley as CEO, our future plans include:

•  achieving our goal of 95% on-time installations by the end of 2017, which is ahead of Ofcom’s minimum service level;

•  working with government to help take fibre broadband to 95% of the country by the end of 2017;

•  getting ultrafast broadband to 10m premises, with an ambition to get this to 12m, by the end of 2020;

•  recruiting 1,000 frontline engineers to deliver further improvements in service; and

•  working to deploy FTTP using microfibre technology.

90	BT Group plc
Annual Report 2016

BT Technology, Service

& Operations (BT TSO)

BT TSO is our internal technology unit and is responsible for delivering and operating our networks, platforms and IT systems.

We design, build and operate BT’s global networks and systems. And we make sure they’re reliable and resilient. We work closely with each of the lines of business, creating new products for them and making sure that services evolve with the changing needs of their customers.

We manage BT’s research and development and look at ways to differentiate BT though innovation. And we manage BT’s worldwide patent portfolio. We tell you more about that on page 36.

Given the rapid pace of change in the technology that BT TSO people work on, we’ve developed comprehensive training and re-skilling programmes. We’re also a major recruiter of UK graduates and apprentices. This is covered further on page 32.

In February Howard Watson replaced Clive Selley as CEO of BT TSO. Howard was previously responsible for leading BT’s global IT platforms. During this time we improved our levels of IT reliability every year.

New organisational structure

On 1 April 2016 we formed a new business unit called IT and Mobile which sits within TSO. It draws together EE’s mobile technology experts with the teams that manage BT’s IT platforms.

Products and services

We manage the infrastructure for BT’s products, services and internal systems, such as the voice, data and TV networks. Our people also design and deliver the large-scale global managed networked services which we sell to many of the top companies in the world.

We deliver and run BT’s applications and IT systems, such as our customer management and HR systems. Our investments in these have simplified processes and improved the way our people interact with them.

To help improve customer service, we developed the My BT app. This means consumers can access their account, billing and order information from the convenience of their smartphone.

Inputs, outputs and outcomes

Inputs

There are around 13,000 people in BT TSO and this year we recruited over 200 graduates and apprentices.

Our global multi-protocol label switching (MPLS) network lets our lines of business launch products and services quickly and cost effectively.

This year we invested around £470m in research and development. We have research collaborations with over 30 universities around the world.

Outputs
We help create the products that BT’s lines of business sell to their customers. Over 90% of BT TSO people have completed an accredited learning course. This year we filed patents for 97 inventions.

Outcomes

We’re ranked as one of the 50 most innovative companies in the world.

34% of our people volunteered this year.

We’ve reduced the group’s total worldwide net CO2e emissions by 81% versus 1996/97 base levels.

Performance in the year

We’ve continued to proactively maintain and refresh the technology in our networks and service platforms.

New features have been added, improvements made to network reliability and older technology removed. For example, we installed higher capacity and more cost-effective routers for our MPLS network. You can read more about this and other network enhancements on page 35. And we’ve continued taking equipment out of our legacy networks. For example, this year we turned off around 600 PSTN switching elements that we no longer need.

We’ve improved the reliability of our IT systems. This has resulted in 39% fewer IT faults. We’ve also continued to reduce our costs and the group’s energy consumption, which we say more about on page 44.

Key priorities

Our future plans include:

•  developing technology solutions that help our customers, such as increasing the broadband speeds we can provide homes at the end of long copper lines;

•  moving from a technology trial to a live consumer trial of an all-IP voice service;

•  continuing service; to invest in our TV platform, improving the customer experience of our set-top box and investigating new technologies such as High Dynamic Range for better picture quality;

•  continuing to evaluate technologies such as Software-Defined Networks that will enhance the cloud-based services that we offer to businesses; and

•  continuing our network rationalisation.

Overview | The Strategic Report | Governance | Financial statements | Additional information

91

Case study:

Programmable networks

We've started on our journey to achieve a fully programmable network.

New technologies such as Network Functions Virtualisation (NFV) and Software-Defined Networks (SDN) mean we can run specialist network functions on standard hardware and control network components using software. We've led the industry in researching the benefits of these technologies since 2011, as we believe they will help enterprise customers reduce complexity and cost, and be more agile.

From idea to reality

We've worked with standards bodies and vendors to define how these should work. And in December 2015, we worked with BT Global Services to introduce NFV capabilities into its BT Cloud Connect portfolio. A multinational customer is already using this technology to provide a virtualised wide area network acceleration function, using standard data centre hardware rather than specialist equipment.

And we're moving beyond the data centre. We're running customer trials to virtualise routers and firewalls and to support cloud services such as Office 365. In the future, 5G networks will use NFV. And we'll be able to use it in our TV network to distribute content.

All of this should make our network cheaper to build and simpler to operate.

BT Cloud Connect portfolio

Introducing NFV capabilities into the BT Cloud Connect portfolio

92 BT Group plc
Annual Report 2016

50%
Broadband traffic has grown at around 50% a year

Case study:

Evolving our IP network

Over recent years, the needs of our customers have evolved from PSTN services, leased lines and early mobile data services to superfast broadband, TV, mobile data and Ethernet data services. Our network now supports a wide range of over-the-top applications and services, which require increasing bandwidths. For example, over the last four years Netflix traffic has grown from nothing to 20% of the data we carry. And broadband traffic has grown at around 50% a year.

This year we completed a three-year core broadband network evolution programme to ensure that our single IP network supports these services, and provides improved performance and reliability. During this time we've:

- introduced new core routers that provide five times the capacity of the ones they replaced, helping us to meet future data growth;
- optimised our network to efficiently route traffic by removing network 'hops' and increasing content caching within our network, speeding up access to the internet;
- introduced three new, highly-resilient internet service nodes for our consumer broadband traffic which are located to minimise internet delay for our customers;
- deployed over 850 Multi-Service Edge network components that each support multiple services such as broadband, Ethernet and internal connectivity between different layers of the network; and
- introduced a lower-cost Ethernet router suitable for smaller exchanges.

93

Overview	The Strategic Report	Governance	Financial statements	Additional information

Group performance

In this section we explain how we’ve done this year against our key performance indicators. We set out the group’s financial results for the year; what we’ve focused on, and what we’ve achieved.

Progress against our KPIs
While we’ve again delivered strong financial results this year, our customer service was not good enough.

Our financial performance
Our financial strength has given us the ability to make investments that are delivering for the business.

Bold decisions
Our acquisition of EE is already having a big effect on how we do business and we’re pleased with its performance since joining the group.

94	Group Finance Director’s introduction
95	Financial highlights

96	Group performance
96	Progress against our KPIs
96	Outlook
98	Our acquisition of EE
98	Income statement
100	Dividends
101	Cash flow
102	Net debt
104	Taxation
105	Capital expenditure
106	Balance sheet
107	Pensions
108	Contractual obligations and commitments

Alternative performance measures

We judge and explain our performance using certain alternative performance measures. These include trends in underlying revenue and operating costs excluding transit, adjusted and reported EBITDA, adjusted earnings per share, normalised and reported fee cash flow and net debt. ‘Adjusted’ means that a measure is before specific items. We describe on page 240 what we mean by specific items and we’ve disclosed specific items for this year and the last two years in note 8 to the consolidated financial statements.

These alternative performance measures are not defined under IFRS so they’re termed ‘non-GAAP’ measures. But they’re consistent with how management measures the group’s financial performance. We’ve defined each of these measures on pages 240 to 242, where we’ve provided more detail, including reconciliations to the nearest measure under IFRS.

94 BT Group plc
Annual Report 2016

Group Finance Director's introduction

"The investments we've been making have driven our strong financial performance this year. EE has made a significant contribution to our results in the two months since we acquired the business at the end of January."

I'm pleased to say our key measure of the group's revenue trend, underlying revenue excluding transit (which by definition excludes EE), was up 2%. That's our best performance in more than seven years, and at the top end of our outlook range of 1% to 2% growth. And we've again delivered EBITDA and free cash flow growth, in line with the outlook we set at the start of the year.

BT Consumer revenue was up 7% reflecting 17% growth in broadband and TV revenue, benefiting from our investments in BT Sport and BT Mobile. Openreach revenue was up 2% with fibre broadband growth more than offsetting regulatory headwinds. And we met the milestone of bringing fibre broadband to 25m premises; this means, including other service providers, 90% of the UK can now access the speeds that it offers.

We've continued to make further cost savings, helped by major end-to-end programmes across our lines of business. We're confident there's plenty more we can do and we see the opportunity to take well over £1bn out of our gross costs over the next two years.

We grew adjusted EBITDA to £6.6bn, including £0.3bn from EE. Adjusted profit before tax was £3.5bn, up 9%, and adjusted EPS of 33.2p was up 5%.

Normalised free cash flow was £3.1bn, up 9%, helped by EE. Our ability to generate strong cash flow from the business has supported our growth and investment ambitions.

And finally, we're already making good progress on integrating EE. We now see the opportunity to deliver synergies of around £400m a year from the EE integration, 10% more than before and at a lower cost than we originally expected. We're refreshing our organisation to make sure we can deliver the best possible outcome for our customers and have made these changes with effect from 1 April 2016 (see page 58).

/s/ Tony Chanmugam

Tony Chanmugam
Group Finance Director
4 May 2016

Performance against our outlook

At the start of the year we published our outlook, which was for BT excluding EE. We refined this at our third quarter results to reflect our expectations for revenue growth. We've met our commitments.

These measures also impact directors' remuneration. So we have assessed our financial performance for the year against the targets that we set, excluding the impact of the EE transaction and its subsequent contribution to our group results.

2015/16 performance against our outlook, excluding the impact of EE

	Outlook	Result
Change in underlying revenue excluding transit[a]	Up 1%–2%	Up 2%
Adjusted EBITDA[b]	Modest growth	Up 1%
Normalised free cash flow[b]	c£2.8bn	£2.84bn
Dividend per share	Up 10%–15%	Up 13%
Share buyback	c£300m	£315m

Outlook for 2016/17 and 2017/18

	2016/17	2017/18
Change in underlying revenue excluding transit[a]	Growth	Growth
Adjusted EBITDA[b]	c£7.9bn	Growth
Normalised free cash flow[b]	£3.1bn–£3.2bn	>£3.6bn
Dividend per share	≥10% growth	≥10% growth
Share buyback	c£200m	

[a] Defined on page 240.
[b] Defined on page 241.

95

Overview	The Strategic Report	Governance	Financial statements	Additional information

 Financial highlights

Revenue
Year ended 31 March

£m
19,500
19,000
18,500
18,000
17,500
17,000
18,287
18,287
17,979
17,851
968
19,042
1,038
18,909
2014
2015
2016
2015
2016
reported
2%
6%
adjusted[a]
2%
6%
EE contribution

Operating costs[b]
Year ended 31 March

£m
13,000
12,500
12,000
11,500
11,000
10,500
12,447
12,171
11,961
11,580
725
12,677
725
12,329
2014
2015
2016
2015
2016
reported
4%
6%
adjusted[a]
5%
6%
EE contribution

EBITDA
Year ended 31 March

£m
6,800
6,600
6,400
6,200
6,000
5,800
5,600
5,840
6,116
6,018
6,271
191
6,365
261
6,580
2014
2015
2016
2015
2016
reported
3%
6%
adjusted[a]
3%
5%
EE contribution

Profit before taxation
Year ended 31 March

£m
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,312
2,827
2,645
3,172
3,029
3,473
2014
2015
2016
2015
2016
reported
14%
15%
adjusted[a]
12%
9%

Earnings per share
Year ended 31 March

pence
35
30
25
20
15
10
25.7
28.2
26.5
31.5
29.9
33.2
2014
2015
2016
2015
2016
reported
3%
13%
adjusted[a]
12%
5%

Proposed full year dividend
Year ended 31 March

2016 14.0p

2015 12.4p

Change 13%

Capital expenditure
Year ended 31 March

£m
2,720
2,600
2,480
2,360
2,240
2,120
2,000
2,346
2,326
111
2,650
2014
2015
2016
Impact from EE

Free cash flow
Year ended 31 March

£m
3,200
3,000
2,800
2,600
2,400
2,200
2,000
2,171
2,450
2,782
2,830
261
3,069
261
3,098
2014
2015
2016
2015
2016
reported
28%
10%
normalised[c]
16%
9%
Impact from EE

Net debt
At 31 March

£m
10,000
8,000
6,000
4,000
2,000
0
7,028
5,119
9,845
2014
2015[d]
2016[e]

[a]	Items presented as adjusted are stated before specific items. See page 240 for further details.
[b]	Before depreciation and amortisation.
[c]	See definition on page 241 and summarised cash flow statement on page 101.
[d]	Includes the impact of the £1.0bn equity placing we made in February 2015.
[e]	Reflects the impact from EE. See page 102.

96	BT Group plc
Annual Report 2016

Group performance

Progress against our KPIs

We’ve performed well against our three financial KPIs. But our customer service performance was down 3.0%, and we want to do much better.

We use four key performance indicators (KPIs) to measure how we are doing against our strategy. Our financial KPIs measure: the trend in underlying revenue excluding transit; our adjusted earnings per share; and normalised free cash flow. Customer service improvement is also a key non-financial KPI for us.

Our KPIs are chosen because they reflect the key elements of our strategy. We use these to measure the variable elements of our senior executives’ pay each year, as we’ve explained in the Report on Directors’ Remuneration (see page 128).

We’ve outlined our performance against each KPI here, together with an explanation in italics of how we define each measure. You can find reconciliations of the financial measures to the closest IFRS measure in the Additional information section on pages 240 to 242.

Profit forecast considered within the Listing Prospectus

On 26 January 2016 we published a Listing Prospectus in relation to our acquisition of EE. In this, we provided information relating to our 2015/16 profit forecast. This information confirmed our outlook as stated on 29 October 2015, when we published our unaudited results for the six months ended 30 September 2015, in which we stated that for 2015/16 we expected modest growth in adjusted EBITDA relative to the £6,271m we achieved in 2014/15.

This profit forecast did not take into account any impact of the acquisition of EE.

Our adjusted EBITDA in 2015/16 for BT, excluding EE, was £6,319m, up £48m, consistent with the statement we made in the Listing Prospectus.

Outlook for 2016/17 and 2017/18

We expect growth in underlying revenue excluding transit in 2016/17. Adjusted EBITDA is expected to be around £7.9bn, after a net investment of around £100m in launching handset offerings to BT Mobile customers. Normalised free cash flow is expected to be £3.1–£3.2bn. This is after up to £300m of upfront capital expenditure in the Emergency Services Network (ESN) contract, as well as around £100m of EE integration capital expenditure.

For 2017/18, we expect growth in underlying revenue excluding transit and adjusted EBITDA. We also expect to incur capital expenditure of around £100m on the ESN contract and around £100m again on integration. We are confident in our cash flow generation, as a result of the investments we are currently making, the ability of our business to respond to a dynamic industry environment, and ongoing cost transformation and synergy realisation opportunities. As such, we expect to generate normalised free cash flow of more than £3.6bn in 2017/18.

We expect to grow our dividend per share by at least 10% in both 2016/17 and 2017/18. We expect to buy back around £200m of shares in 2016/17 to help counteract the dilutive effect of all-employee share option plans maturing in the year. This is below the £315m buyback we completed in 2015/16 reflecting the lower number of shares that are expected to be required for our share option plans.

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Trend in underlying revenue excluding transit Year ended 31 March

Our positive revenue performance, which excludes the impact of EE, was driven by BT Consumer where revenue was up 7% reflecting 17% growth in broadband and TV revenue, helped by our investments in BT Sport Europe and BT Mobile. We explain more about the performance of our lines of business from page 57.

Underlying revenue reflects the overall performance of the group that will contribute to sustainable profitable revenue growth. We exclude the impact of acquisitions and disposals, foreign exchange movements and specific items from this measure. We focus on the trend in underlying revenue excluding transit because transit traffic is low margin and affected by reductions in mobile termination rates, which are outside our control.

Adjusted earnings per share Year ended 31 March

Adjusted profit after tax grew 13% this year reflecting the impact of the acquisition of EE, our cost transformation activities and a lower interest expense together with a reduction in the effective tax rate from 19.9% to 17.5%.

Adjusted earnings per share grew 5% to 33.2p. The weighted average number of shares in the market increased 7% reflecting the additional shares we have issued as part of the EE acquisition.

Adjusted earnings per share is the adjusted profit after tax attributable to our shareholders, divided by the weighted average number of shares in issue. Being an ‘adjusted’ measure, it excludes the impact of specific items and as such it is a consistent way to measure the performance of our business over time.

Normalised free cash flow Year ended 31 March

The increase of £268m or 9% in our normalised free cash flow primarily reflects the £261m generated by EE in the period since acquisition. Excluding EE, normalised free cash flow was £2,837m, in line with our outlook.

Free cash flow is the cash we generate from our operations, less capital expenditure and finance costs. It represents the cash available to invest in the business, repay debt, support the pension scheme and pay dividends to our shareholders.

Normalised free cash flow excludes significant non-operational payments and receipts that distort the trend in our cash flow. So in calculating normalised free cash flow we take out the impact of specific items, purchases of telecommunications licences, pension deficit payments and the tax benefit from pension deficit payments.

Customer service improvement At 31 March

Improving the service we deliver is key. Our ‘Right First Time’ measure was down 3.0% (2014/15: up 4.7%). This was disappointing. We’re making good steps in some areas. Openreach achieved all 60 of the minimum service levels set by Ofcom. But despite these improvements, we’re not where we want to be, across all of our lines of business. You can read more about our customer service on page 22.

‘Right First Time’ is our key measure of customer service. This tracks how often we keep the promises we make to our customers. This could be about keeping to appointment times, fixing faults within an agreed period or answering calls promptly and dealing with queries or orders efficiently. As well as improving service and the customer experience, keeping our promises should mean that there is less work to do in correcting our mistakes, and so reduces our costs.

a Financial outlook which was given at the start of the year and reaffirmed in February.

b Excludes impact of EE.

c Cumulative improvement since 1 April 2009.

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Annual Report 2016

Our acquisition of EE

EE being a part of the BT family is already having a big effect on what we can offer our customers (for more about EE’s operations, see page 76).

EE contributed revenue and EBITDA of £1,038m and £261m respectively to the group’s results in 2015/16.

And our balance sheet reflects the assets we’ve acquired. Consideration of £11.0bn paid on acquisition was made up of £3.5bn cash and 1,595m shares valued at £7.5bn. After a provisional fair value exercise, we’ve allocated this between goodwill of £6.4bn and net assets with a fair value of £4.6bn. You can find out more about the goodwill and purchase price allocation later in the balance sheet section, and in note 14 to the consolidated financial statements.

We’re making good progress on integrating EE into the group and have identified further synergy opportunities. We now expect operating cost and capital expenditure savings to reach around £400m in the fourth full year (previously £360m) of which we expect to realise around £100m in 2016/17. We also expect the cost of integrating EE to be lower than previously planned, at around £550m (previously around £600m). The capital expenditure part of this, including around £100m in each of 2016/17 and 2017/18, will not be treated as a specific item and will therefore be reflected in our normalised free cash flow in these years.

The financial measures we’ve used throughout the next sections include the impact of EE, unless we’ve specifically indicated otherwise. But our ‘underlying’ measures by definition exclude EE; as we’ve set out on page 240, we exclude the impact of acquisitions, disposals and foreign exchange from these.

Income statement

Summarised income statement

Year ended 31 March Before specific items	2016 £m	2015 £m	2014 £m

Revenue	18,909	17,851	18,287

Operating costs[a]	(12,329)	(11,580)	(12,171)

EBITDA	6,580	6,271	6,116

Depreciation and amortisation	(2,630)	(2,538)	(2,695)

Operating profit	3,950	3,733	3,421

Net finance expense	(483)	(560)	(591)

Associates and joint ventures	6	(1)	(3)

Profit before taxation	3,473	3,172	2,827

Taxation	(607)	(631)	(613)
Profit for the year	2,866	2,541	2,214
[a]	Excluding depreciation and amortisation.

Revenue

Our key revenue measure of underlying revenue excluding transit (which excludes EE), was up 2.0%, at the top end of our outlook range of 1% to 2%. And it’s our best growth in more than seven years.

Reported revenue, which includes specific items, was up 6%. Adjusted revenue was also up 6% at £18,909m. EE contributed £1,038m to adjusted revenue in the two months since we acquired it.

We had a £127m negative impact from foreign exchange movements, a £109m reduction in transit revenue and a £6m negative impact from disposals. Excluding these, underlying revenue excluding transit was up 2.0% (2014/15: down 0.4%).

BT Consumer revenue was up 7% with a 17% increase in broadband and TV revenue and a 2% increase in calls and lines. And the market-wide demand for fibre broadband led to a 2% increase in Openreach revenue. This was despite regulatory price impacts of around £130m.

Underlying revenue excluding transit was up 1% in BT Wholesale and down 2% in BT Global Services, whilst BT Business remained broadly flat.

You can see a full breakdown of reported revenue by major product and service category in note 4 to the consolidated financial statements.

Operating costs

Operating costs before depreciation and amortisation increased 6%, mainly because of EE.

Our total operating costs before depreciation and amortisation were £12,329m, up £749m (2014/15: down £591m). Of this £725m relates to EE with a large proportion within Other costs. For the group Other costs were up £406m or 12%, primarily reflecting EE’s subscriber acquisition and retention costs, offset by favourable foreign exchange movements.

Underlying operating costs excluding transit were up 2%. This year we no longer benefited from the sale of redundant copper and our costs were impacted by higher leaver charges (as last year most were included within specific items), a higher pensions operating charge and our investment in BT Sport Europe. Without these effects, underlying operating costs excluding transit would have been down 2%.

[a]Includes	all other movements in costs.

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Programme rights charges increased £214m to £544m, primarily reflecting our investment in BT Sport Europe. Property and energy costs were up 7%, payments to telecommunications operators (POLOs) were up 2% and network, operating and IT costs were up 1%, with these again being impacted by EE. Net labour costs were flat despite leaver costs of £109m (2014/15: £8m), the additional EE employees joining the group and a £27m increase in the pensions operating charge.

[a]	Excluding depreciation, amortisation and specific items.

You can see a detailed breakdown of our operating costs in note 5 to the consolidated financial statements.

EBITDA

Adjusted EBITDA, which is before specific items, was £6,580m. Adjusted EBITDA for the group excluding EE’s contribution of £261m was £6,319m, up 1% and in line with our outlook for the year of modest growth.

Adjusted EBITDA of £6,580m was up 5%. This reflects revenue growth, the results of EE since 29 January and our cost transformation activities and is despite the headwinds we mentioned above (see operating costs on page 98).

Adjusted EBITDA was up in Openreach, BT Business and BT Consumer. BT Global Services adjusted EBITDA was flat, but was up 1% excluding foreign exchange movements. Adjusted EBITDA was down 3% in BT Wholesale reflecting the higher ladder pricing revenues recognised last year as well as continuing migration to lower-margin IP services.

Specific items

As we’ve explained on page 93, in this performance review we primarily explain our results before specific items. That’s because this is how we measure the sustainable performance of our business.

The table below outlines items we’ve treated as specific items:

Year ended 31 March	2016 £m	2015 £m	2014 £m

Specific revenue

Retrospective regulatory matters	(203)	(128)	–

Fair value adjustment to deferred revenue on acquisition of EE	70	–	–

	(133)	(128)	–

Specific operating costs

Retrospective regulatory matters	203	75	–

EE acquisition-related costs	99	19	–

Integration costs	17	–	–

Property rationalisation costs	29	45	–

Restructuring charges	–	315	276

Profit on disposal of property	–	(67)	–

Profit on disposal of businesses	–	(6)	–

Specific operating costs	348	381	276

EBITDA impact	215	253	276

Specific net finance expense	229	299	235

(Profit) loss on disposal of interest in associates and joint ventures	–	(25)	4

Tax credit	(166)	(121)	(319)

Net specific items charge after tax	278	406	196

This year, specific items resulted in a net charge after tax of £278m (2014/15: £406m). The impact on EBITDA was £215m (2014/15: £253).

We recognised £203m of both transit revenue and costs with no EBITDA impact, being the effect of ladder pricing agreements with the UK mobile operators relating to prior years following a Supreme Court judgment in 2014. Last year, we recognised £128m of revenue and EBITDA in relation to this.

We recognised a fair value adjustment as part of the acquisition of EE which reduced the amount of deferred income by £70m in relation to its mobile subscriber base. This non-cash item has been charged against revenue in February and March, being the period in which the related services were delivered.

Specific items charged to operating costs include £99m of transaction costs we incurred to buy EE (2014/15: £19m). These were primarily adviser fees and stamp duty. We incurred a further £8m (2014/15: £7m) in financing costs. An additional £3m was directly related to the shares we issued to EE’s shareholders in January 2016 as part of the purchase consideration, so we have recognised this amount in equity. We’ve incurred £17m of costs this year in relation to the integration. In addition to this, £5m of integration activity has been included in capital expenditure.

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Annual Report 2016

We recognised a £29m charge relating to the rationalisation of the group’s property portfolio.

In addition to the above, we also treated a number of other items as specific, such as the net interest expense on pensions of £221m (2014/15: £292m). The decrease from 2014/15 mainly reflects a fall in the IAS 19 discount rate between 31 March 2014 and 31 March 2015.

We also recognised a tax credit of £96m for the re-measurement of deferred tax balances due to the upcoming changes in the UK corporation tax rate from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020 (the UK Finance Bill, not yet enacted, is expected to reduce this to 17%). There was no credit last year as all deferred tax balances had already been remeasured at 20%.

The tax credit on specific items (excluding the re-measurement of deferred tax) was £70m (2014/15: £121m).

You can see details of all revenue and costs that we have treated as specific items in the income statement in the last three years in note 8 to the consolidated financial statements.

Profit before tax

Adjusted profit before tax was up 9% at £3,473m.

The increase in adjusted profit before tax reflects our EBITDA performance, and in particular the contribution from EE.

Reported profit before tax (which includes specific items) was up 15% to £3,029m.

We discuss depreciation, net finance expense and tax in later sections of this performance review.

Earnings per share

Adjusted earnings per share increased 5% to 33.2p.

Adjusted earnings per share is one of our key performance indicators (see pages 96 and 97) and has increased 18% over the last two years. The graph below shows the key drivers of this increase.

Reported earnings per share, which includes specific items, was 29.9p, up 13%.

[a]	Other primarily reflects the impact of the change in the weighted average number of shares.

Dividends

The Board is proposing a final dividend to shareholders of 9.6p, up 13%. This brings the full year dividend to 14.0p, also up 13%, and compares with an increase in the 2014/15 full year dividend of 14%.

This year’s dividend is in the middle of our outlook range. It will be paid, subject to shareholder approval, on 5 September 2016 to shareholders on the register on 12 August 2016.

The Board has reviewed the group’s dividend policy and continues to believe that a policy of paying progressive dividends is the most appropriate. The Board believes this best aligns with the group’s financial objectives of growing sustainable profitable revenue growth and transforming the cost base in order to drive long-term growth in cash flows. In reaching this decision, the Board took into account forecasts for future debt reduction as well as the level of dividend cover expected over the medium-term.

We’ve set out our dividend expectations for 2016/17 and 2017/18 in our Outlook on page 96.

Cash flow

We generated normalised free cash flow of £3,098m, up £268m or 9%. Excluding EE, this was £2,837m, in line with our outlook of c£2.8bn for the year.

Free cash flow

The increase in normalised free cash flow is mainly due to the addition of EE which contributed £261m.

This year we paid £482m for our existing FA Premier League, UEFA Champions League and UEFA Europa League broadcast rights.

The net cash cost of specific items was £232m (2014/15: £154m). This included: EE acquisition-related costs of £114m (2014/15: £nil); restructuring costs of £85m (2014/15: £267m); and ladder pricing receipts of £41m (2014/15: £88m).

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Summarised cash flow statement

Year ended 31 March Before specific items	2016 £m	2015 £m	2014 £m

EBITDA	6,580	6,271	6,116

Capital expenditure[a]	(2,459)	(2,411)	(2,346)

Net interest	(541)	(573)	(608)

Taxation[b]	(459)	(415)	(424)

Working capital movements	(105)	(220)	(380)

Other non-cash and non-current liabilities movements	82	178	92

Normalised free cash flow	3,098	2,830	2,450

Cash tax benefit of pension deficit payments	203	106	77

Specific items	(232)	(154)	(356)

Reported free cash flow	3,069	2,782	2,171

Pension deficit payments	(880)	(876)	(325)

Dividends	(1,075)	(924)	(778)

Disposals and acquisitions	(3,379)	10	(22)

Share buyback programme	(315)	(320)	(302)

Proceeds from issue of own shares	90	1,201	75

(Increase) reduction in net debt from cash flows	(2,490)	1,873	819

Net debt at 1 April	(5,119)	(7,028)	(7,797)

(Increase) reduction in net debt from cash flows	(2,490)	1,873	819

Non-cash movements	(2,236)	36	(50)

Net debt at 31 March	(9,845)	(5,119)	(7,028)

[a]	Net of government grants.
[b]	Excluding cash tax benefit of pension deficit payments.

Reported free cash flow, which includes specific item outflows of £232m (2014/15: £154m) and a £203m (2014/15: £106m) tax benefit from pension deficit payments, was £3,069m (2014/15: £2,782m).

We made pension deficit payments of £880m (2014/15: £876m) and paid dividends to our shareholders of £1,075m (2014/15: £924m).

Our acquisition of EE resulted in a net cash outflow of £3,371m which comprised the purchase consideration of £3,464m offset by cash acquired of £93m.

We spent £315m (2014/15: £320m) on our share buyback programme to help counteract the dilutive effect of our all-employee share option plans maturing. Exercises of share options generated proceeds of £90m (2014/15: £201m). Last year we also raised £1.0bn from an equity placing to support our acquisition of EE. We expect to buy back around £200m of shares in 2016/17 which is below the buyback we completed in 2015/16, reflecting the lower number of shares that are expected to be required for our share option plans.

Non-cash movements within net debt primarily reflect £2,107m of net debt acquired with EE.

You can see a reconciliation to normalised free cash flow from the net cash inflow from operating activities, the most directly comparable IFRS measure, on page 242.

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Annual Report 2016

Net debt

Net debt increased by £4,726m. This included the £3,464m cash consideration as part of the EE acquisition and EE net debt of £2,107m. This was partly offset by strong cash generation from business operations.

Overall our net debt has increased to £9,845m.

We funded the cash element of the consideration for EE by drawing down £3.2bn of our £3.6bn acquisition facility on 29 January 2016 as well as using £0.3bn of existing cash. We repaid the majority of the drawdown through the issue of £3,019m of Euro bonds on 10 March 2016. The effective Sterling interest rates on the five, seven and ten-year Euro bonds were 2.34%, 2.74% and 3.25% respectively. As at 31 March 2016, £181m of the acquisition facility remains available and is fully drawn. We also took on EE net debt of £2,107m.

Excluding the acquisition-related borrowing and EE’s net debt we decreased our net debt by £752m this year. We’ve achieved this whilst investing for the future, including in our networks, research and development, sports and TV content, supporting our pension fund and funding our share buyback programme. We’ve also paid progressive dividends to our shareholders.

We regularly review the liquidity of the group and our funding strategy takes account of what we’ll need in the medium term, like funding the pension deficit and share buyback.

Gross debt, translated at swap rates, at 31 March 2016 was £13,260m. That’s made up of term debt of £11,458m, finance leases of £240m, bank loans of £350m, syndicated loan facilities of £619m and other loans of £593m.

In June and July 2015 our $750m and €1,000m bonds matured, resulting in a cash outflow of £1,271m.

In the table below, foreign exchange on net debt includes translation on finance leases, short-term borrowings, investments and cash balances. It also includes the benefit of translating our debt balances to Sterling at swap rates.

The table below shows the key components of our net debt and of the increase this year of £4,726m.

£m	At 1 April 2015	Term debt issuance/ (maturities)	Other cash flow	Fair value move- ments[d]	Foreign exchange	Transfer to within one year	Other movements[e]	At 31 March 2016

Debt due within one year[a]	1,900	(1,271)	162	–	173	1,787	486	3,237

Debt due after one year	7,868	3,019	4	36	206	(1,787)	1,686	11,032

Impact of cross-currency swaps[b]	(357)	–	–	–	(295)	–	–	(652)

Removal of accrued interest and fair value adjustments[c]	(337)	–	–	(36)	–	–	16	(357)

Gross debt	9,074	1,748	166	–	84	–	2,188	13,260

Less:

Cash equivalents	(434)	–	(89)	–	25	–	1	(497)

Current assets investments	(3,523)	–	665	–	(38)	–	(22)	(2,918)

Removal of accrued interest[c]	2	–	–	–	–	–	(2)	–

Net debt	5,119	1,748	742	–	71	–	2,165	9,845
[a]	Including accrued interest and bank overdrafts.
[b]	Retranslation of debt balances at swap rates where hedged by cross-currency swaps.
[c]	Removal of accrued interest applied to reflect the effective interest rate method and removal of fair value adjustments.
[d]	Includes £49m fair value adjustment relating to EE acquired debt less £10m amortisation of de-designated fair value hedge.
[e]	Includes £2,223m of gross debt and £23m of investments acquired from EE.

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Financing and debt maturity

The main source of our cash inflow in recent years has been the cash generated from our operations.

Together with our committed bank facility of £1.5bn, we expect that this will be our key source of liquidity for the foreseeable future. The facility has been extended by one year and will now mature in September 2020 with the option to extend the term in August 2016. If agreed this will mature in September 2021.

In February 2015 we agreed a £3.6bn facility to part-finance the acquisition of EE. We drew £3.2bn from this facility when the deal was completed on 29 January 2016. We repaid the majority of the drawdown in March 2016 with proceeds from term debt of £3,019m that we raised on the long-term Euro market.

The £1.5bn committed bank facility remains undrawn at 31 March 2016.

Debt due within one year, at hedged rates, or on demand is £3,005m.

Net finance expense

Adjusted net finance expense of £483m decreased by £77m due to our average net debt and weighted average interest rate on net debt being lower than last year.

We’ve shown below an overview of our average gross debt, investments and cash balances, and net debt and the related weighted average interest rates over the past three years.

The weighted average interest rate on net debt was reduced from 8.1% to 7.5% as the new debt issuances and debt acquired from EE are at lower interest rates than the average rate of the existing debt.

You can see a reconciliation of net finance expense to net interest cash outflow in note 26 to the consolidated financial statements.

	2016	2015	2014
Year ended 31 March	£m	£m	£m

Average gross debt	9,036	9,012	9,336

Weighted average interest rate on gross debt	5.4%	6.0%	6.1%

Average investments and cash balances	2,616	2,446	1,467

Weighted average interest rate on investments	0.4%	0.4%	0.4%

Average net debt	6,422	6,566	7,869

Weighted average interest rate on net debt[a]	7.5%	8.1%	7.2%

[a]	Excludes interest relating to unwinding of discount on provisions and derivatives not in a designated hedge relationship.

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Annual Report 2016

Taxation

Our effective corporation tax rate before specific items was 17.5% compared with 19.9% in 2014/15. This is lower in both years than the UK corporation tax rate of 20% (2014/15: 21%).

Our tax contribution

We are proud to be a major contributor of taxes to the UK economy.

This year we paid UK corporation tax of £200m (2014/15: £225m).

In both years we have benefited from tax deductions associated with our employee share schemes and pension schemes. We expect to continue to benefit from tax deductions from our pension schemes and also from EE’s historic tax losses.

Additionally, we paid non-UK corporate income taxes of £56m (2014/15: £84m), which primarily reflects the fact that most of our business is UK-based.

This year the total taxes we both paid and collected for the UK Government totalled £2.9bn (2014/15: £3.0bn). The Hundred Group Total Tax Contribution Survey for 2015 ranked us as the 7th highest UK contributor. We also contributed £0.4bn (2014/15: £0.4bn) in our largest non-UK jurisdictions.

Our approach to tax

Our aim is to comply with the tax laws and regulations in each of the countries in which we do business.

We seek to have open and co-operative working relationships with tax authorities worldwide.

We manage our tax affairs conservatively and in a manner consistent with the group’s wider purpose and strategy. We take the benefit of widely claimed tax incentives and apply OECD principles.

Tax governance

We have a global framework for managing taxes, which is set centrally at a group level and agreed by the Board.

The application of tax rules is not always clear, and discussions with tax authorities can and do take many years to resolve. We actively monitor our potential tax exposures.

Our group tax team supports regional management to meet local tax regulations.

Tax expense

Our total tax expense before specific items was £607m (2014/15: £631m). This is not the same as the total corporation tax we paid in the year and it excludes tax deductions associated with our pension schemes.

Our effective tax rate on profit before tax and specific items is impacted by our accounting for deferred tax on non-UK losses and changes to our estimates of prior year uncertain tax positions. Excluding these, we would expect our effective tax rate to be around the UK corporation tax rate, as the majority of our business occurs in the UK. This is shown in the table below.

	2016	2015	2014
Year ended 31 March	%	%	%

Tax at UK statutory rate	20.0	21.0	23.0

Non-UK results taxed at different rates	0.1	0.8	0.2

Net permanent differences	0.3	–	0.3

	20.4	21.8	23.5

Changes to prior year estimates	(2.5)	(1.1)	(0.6)

Deferred tax accounting for non-UK losses	(0.4)	(0.8)	(1.2)

Effective tax rate	17.5	19.9	21.7

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Overview	The Strategic Report	Governance	Financial statements	Additional information

The reduction in the UK corporation tax rate since 2011/12 has had a major impact on our effective tax rate.

The UK corporation tax rate will fall to 19% from 1 April 2017 and is expected to fall to 17% from 1 April 2020. We expect that this will continue to have a major impact on our effective tax rate and our tax cash payments.

Recognition of deferred tax assets on historic trading losses may also reduce our effective tax rate in the future. In addition, future changes to our estimates of uncertain tax positions may increase or reduce our effective tax rate.

We receive a tax benefit from R&D incentives in the UK and do not expect this to be reduced as a result of the OECD Base Erosion and Profit Shifting project.

Key tax risks

Our key risks relate to the uncertainty of the tax treatment of providing telecommunications services globally. We follow OECD guidelines and have a tax control framework in place to monitor and manage tax.

Additionally, we have extensive and long-standing UK operations that necessarily require the use of estimates. We routinely work with HMRC to validate these estimates.

Tax losses

We have an asset of £325m (2014/15: £44m) relating to tax losses on our balance sheet. This relates mainly to historic UK losses acquired with EE. We expect to be able to use this against future profits of EE.

We have £3.9bn of tax losses arising from trading (2014/15: £3.6bn) that we’ve not given any value to on our balance sheet. These arose mostly in our non-UK companies in earlier financial years. We might be able to use the non-UK losses to offset tax liabilities in the future, but this will depend on us making profits in countries where we’ve previously made losses and agreeing the value of the tax losses with the local tax authorities. This is why we judge that these amounts should not be recognised as assets on our balance sheet.

We also have £17.0bn (2014/15: £17.1bn) of capital losses in the UK. We have no expectation of being able to use these losses in the long term.

We’ve given more details in note 9 to the consolidated financial statements.

Capital expenditure

We’re making significant investments in our strategic growth areas and to improve our customer service.

The Design Council is responsible for BT delivering an efficient and optimised investment plan, meeting the strategic needs of the group to help drive sustainable profitable revenue growth.

Capital expenditure now includes the investment EE is making to maintain mobile network leadership. We’re also investing in the integration of EE into the wider group.

For the year, our capital expenditure net of grant funding was £2,650m (2014/15: £2,326m). We’ve shown below how we spent this across our major capital programmes. Of the total group capital expenditure EE accounted for £111m and capital expenditure related to the integration of EE was £5m. We expect this to grow to around £100m in both 2016/17 and 2017/18 as our integration of EE gathers pace to drive synergies.

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In recent years we’ve prioritised our capital expenditure to underpin our growth strategy, and in particular to expand and enhance our next generation access network, which includes both fibre and Ethernet. Ongoing investments this year to support our strategy include:

•	increasing the footprint of our fibre broadband network, including extending the reach of fibre to rural areas under the BDUK programme. We’ve now passed more than 25m homes and businesses representing around 80% of UK premises;
•	continuing to build our TV capabilities, including BT Sport Ultra HD and TV Everywhere, as well as enhancing our content distribution network;
•	developing our capabilities and propositions for Mobility and Future Voice to exploit the convergence of fixed and mobile services;
•	expansion of our next generation networks, including more capacity on our IP Exchange platform;
•	continued development of customer contract-specific infrastructure for our global clients; and
•	improving customer experience by developing new systems and replacing elements of our network to reduce faults and speed up repair times.

We recognised net grant funding of £109m (2014/15: £392m), mainly relating to our capital activity on the BDUK programme. The total amount of grant funding recognised is lower than last year as we have deferred £229m of grant income (2014/15: £29m) due to strong levels of take-up. This continued increase in take-up across our fibre network is a result of customers wanting to consume more data at faster speeds. And so we increased our base-case assumption for take-up in BDUK areas from 20% to 33% and under the terms of the BDUK contract, we have a potential obligation to either re-invest or repay grant funding. We’re actively working with the local bodies to extend coverage further with this deferred grant funding.

The BDUK programme provides CPs with the platform and network reach to provide additional services for new and existing customers. Going forward, we will continue to invest in our fibre network, expanding the reach. And we have started deployment trials of our new G.fast technology to deliver even faster speeds in the future.

Of our total capital expenditure, £248m (2014/15: £231m) arose outside the UK. Capital expenditure contracted but not yet incurred was £922m at 31 March 2016 (2014/15: £507m).

Depreciation and amortisation

Depreciation and amortisation has increased by 4% to £2,630m (2014/15: £2,538m) due to the inclusion of EE depreciation and amortisation since acquisition. Excluding EE, depreciation and amortisation has reduced by 3% due to lower capital expenditure in previous years as we have become more efficient in delivering our capital investment programmes.

Balance sheet

Our balance sheet this year includes the impact of acquiring EE. It also reflects our continued investment in the network infrastructure assets that are the foundation of our business, as well as the working capital with which we manage our business day by day.

On 29 January 2016 we purchased EE for a total consideration of £10,971m which included cash consideration of £3,464m and shares with a fair value of £7,507m. You can find more about how we have provisionally allocated the total consideration across the acquired assets and liabilities and the resulting goodwill in note 14 to the consolidated financial statements.

Purchase consideration[a]	£m

Cash paid	3,464

Ordinary shares issued	7,507

Total purchase consideration	10,971

Net identifiable assets acquired[a]	4,541

Add: goodwill	6,430

Net assets acquired	10,971

[a]	Provisional fair values at 31 March 2016.

The impact of EE is reflected in the group’s consolidated balance sheet at 31 March 2016, as we’ve explained below.

	2016	2015	Movement
At 31 March	£m	£m	£m

Property, plant & equipment, software and telecommunications licences	20,570	15,216	5,354

Goodwill & other intangible assets	10,876	1,459	9,417

Other non-current & current assets	2,288	1,754	534

Trade & other receivables	4,296	3,324	972

Investments, cash & cash equivalents	3,415	3,957	(542)

Total assets[a]	41,445	25,710	15,735

Loans & other borrowings	(14,269)	(9,768)	(4,501)

Trade & other payables	(7,289)	(5,276)	(2,013)

Other current & non-current liabilities	(2,043)	(2,244)	201

Provisions	(723)	(564)	(159)

Deferred tax liability	(1,262)	(948)	(314)

Pensions, net of deferred tax	(5,235)	(6,102)	867

Total liabilities	(30,821)	(24,902)	(5,919)

Total equity	10,624	808	9,816

[a]	Excluding deferred tax asset relating to BT’s defined benefit pension schemes.

Our core fixed and mobile network infrastructure is included within property, plant and equipment, software and telecommunications licences. This is the backbone of the UK telecommunications industry. These assets were held at a net book value of £20.6bn at 31 March 2016.

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The net increase of £5,354m in the year is mainly due to EE’s assets which we have brought onto our balance sheet at a fair value of £5,209m. This included £2,524m of spectrum licences, £2,270m of network assets and £415m of software. Capital expenditure during the year was £2,650m which was offset by depreciation and amortisation of £2,630m.

Goodwill and other acquisition-related intangible assets increased by £9,417m. The majority of this relates to our acquisition of EE. We recognised intangible assets at fair values of £402m for the EE brand and £2,610m for customer relationships.

The provisional residual goodwill was £6,430m. This is attributable to the revenue synergies expected to be generated from new cross-selling and bundling opportunities across the enlarged customer base as well as EE’s ability to generate a new subscriber base in the future to replace subscriber churn. It also includes expected benefits from the existing workforce skills and expertise, and savings on operating costs and capital expenditure as a result of joint efficiencies expected from being part of the enlarged group.

We review the recoverable amounts of goodwill annually, and for EE in particular, we have reviewed the recoverability during the year of acquisition. We’ve also considered this across our legacy cash generating units which hold goodwill, which are BT Global Services, BT Business and BT Consumer and are satisfied that these support the carrying value of goodwill (see note 14 to the consolidated financial statements).

Other non-current and current assets and liabilities relate primarily to our financial instruments, which we’ve described in note 27 to the consolidated financial statements. It also includes inventories which have increased by £95m reflecting the addition of handsets inventory in EE.

Trade and other receivables increased by £972m to £4,296m while trade and other payables of £7,289m were £2,013m higher, and both include the impact of EE. Adjusting for the impact of the EE opening balance sheet and the increase in programme rights, working capital was an outflow of £105m in the year.

Investments, cash and cash equivalents, loans and other borrowings are reconciled to net debt of £9,845m in note 25 to the consolidated financial statements. We’ve discussed net debt on page 102. Net debt reflects the cash element of the consideration paid of £3,464m, as well as the debt acquired with EE of £2,107m.

Provisions increased by £159m to £723m. We have a significant property portfolio which includes both office buildings and former telephone exchanges (see page 36). Property provisions, which mainly comprise onerous lease provisions, amounted to £296m. The acquisition of EE increased these assets and obligations by £98m and £72m respectively. EE’s property portfolio includes office buildings as well as retail stores, some of which are undergoing a rationalisation programme. We have also taken on EE’s asset retirement obligation relating to leased mobile sites forming part of the network, which amounts to £78m. You can find more information about these provisions in note 19 to the consolidated financial statements.

We’ve shown deferred tax movements in note 9 to the consolidated financial statements. Pensions, net of deferred tax, fell by £0.9bn to £5.2bn and are discussed below. And the share issue used as part of the consideration for the acquisition of EE is reflected in the improvement in equity of the group at 31 March 2016 compared with the prior year.

Pensions

Overview

We provide a number of retirement plans for our employees:

•	The BT Pension Scheme (BTPS), a defined benefit plan in the UK, is the largest of these plans. Although closed to new members, the BTPS still has around 35,000 active members, 197,500 pensioners and 69,000 deferred members.

•	The BT Retirement Saving Scheme (BTRSS) is the current arrangement for UK employees who joined BT after 1 April 2001. It has around 29,500 active members.

•	EE operates the EE Pension Scheme (EEPS), which has a defined benefit section that is closed to future accrual and a defined contribution section which has around 12,500 active members.

•	We also maintain retirement arrangements around the world with a focus on these being appropriate for the local market and culture.

The BTPS, BTRSS and EEPS are not controlled by the Board. The BTRSS is a contract-based, defined contribution arrangement provided by Standard Life under which members choose their own investments and receive benefits at retirement that are linked to the performance of those investments.

The BTPS and EEPS are managed by separate and independent Trustee bodies. Details of the governance of the BTPS, its financial position, the performance of its investments and a summary of member benefits are available in the BTPS Annual Report published by the Trustee in December 2015, on the BTPS Trustee website (www.btpensions.net).

We’ve given more information on our pension arrangements and on the funding and accounting valuations in note 20 to the consolidated financial statements.

BTPS funding valuation and future funding obligations

The funding of the BTPS is subject to legal agreement between BT and the Trustee of the BTPS and is determined at the conclusion of each triennial valuation. The most recent triennial funding valuation at 30 June 2014 and the associated deficit contribution plan was agreed with the Trustee in January 2015.

At 30 June 2014, the market value of assets was £40.2bn and the funding deficit was £7.0bn. There are a wide range of assumptions that could be adopted for measuring pension liabilities. Legislation requires that this deficit is based on a prudent view – for example, assuming a lower future investment return than might be expected in practice.

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A 16-year deficit contribution plan was agreed reflecting BT’s long-term and sustainable cash flow generation. Under this plan, we made deficit payments of £875m in March 2015, £625m in April 2015 and £250m in March 2016. A further payment of £250m will be made in 2016/17, bringing the total for the three years to 31 March 2017 to £2.0bn.

Accounting position under IAS 19

The accounting deficit, net of tax, fell over the year from £6.1bn to £5.2bn. The movements in the deficit for the group’s defined benefit plans are shown below.

Actuarial losses on plan assets for 2015/16 reflect actual investment returns in the BTPS over the year of around 2% which were below the IAS 19 discount rate of 3.25%. The return reflects strong performance for property, currency gains and broadly flat returns on other asset classes.

Actuarial gains on the liabilities primarily reflect lower than expected inflationary increases in pension payments that will be made in 2016, and other scheme and membership experience following the use of updated membership data.

Contractual obligations and commitments

We’ve shown in the table below our principal contractual financial obligations and commitments at 31 March 2016. You can see further details on these items in notes 20, 25 and 30 to the consolidated financial statements; note 30 includes details relating to our financial commitments and contingent liabilities.

		Payments due by period
		Less		Between	Between	More
		than		1 and	3 and	than 5
	Total	1 year		3 years	5 years	years
	£m	£m		£m	£m	£m

Loans and other borrowings[a]	13,850	3,229	[b]	3,092	2,279	5,250

Finance lease obligations	240	8		28	25	179

Operating lease obligations	7,588	669		1,233	1,045	4,641

Capital commitments	922	837		80	2	3

Other commitments	481	191		260	30	–

Device purchase commitments	260	260		–	–	–

Programme rights commitments	2,026	744		1,145	137	–

Pension deficit obligations	7,903	271		1,420	1,436	4,776

Total	33,270	6,209		7,258	4,954	14,849

[a]	Excludes fair value adjustments.
[b]	Includes £178m of accrued interest due within less than one year.

At 31 March 2016 our cash, cash equivalents and current asset investments were £3,415m. We have an unused committed borrowing facility of £1.5bn. We expect that these resources and our future cash generation will allow us to settle our obligations as they fall due.

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Governance

Over the next few pages we describe our governance structure. We talk about the people on the Board, how it works and what the Board focused on through the year. We also report on the work of the Board committees.

Our directors
Our directors’ skills and experience plus their diverse backgrounds enable the Board to challenge management constructively and keep developing our strategy.

Our committees
The Board delegates certain responsibilities and authorities to its committees.

Our governance framework
Our governance and internal control framework supports the Board in exercising proper oversight.

110	Chairman’s governance report

111	How we govern the group

112	Board of Directors

114	The Board

118	Reports of the Board committees
118	Audit & Risk Committee Chairman’s report
122	Nominating & Governance Committee Chairman’s report
125	BT Pensions Committee Chair’s report
126	Committee for Sustainable and Responsible Business Chairman’s report
127	Technology Committee Chairman’s report
128	Report on Directors’ Remuneration

149	Directors’ information

150	General information

154	Shareholders and Annual General Meeting

Corporate governance statement

We are committed to operating in accordance with best practice in business integrity and ethics and maintaining the highest standards of financial reporting and corporate governance. The directors consider that BT has complied throughout the year with the provisions of the UK Corporate Governance Code (the Code) as currently in effect and applied the main principles of the Code as described on pages 109 to 155 of this Report of the Directors. Please see page 120 for details of the Audit & Risk Committee’s discussions on audit tendering.

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for 2015/16. BT Group plc is the listed holding company for the BT group of companies. Its shares are listed on the London Stock Exchange, and on the New York Stock Exchange in the form of American Depositary Shares.

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Chairman’s governance report

“This has been a landmark year for BT. I’m delighted that we have a Board with the range of skills and experience, to play an active role in delivering our strategy.”

Firstly, I am delighted to welcome Mike Inglis who joined the Board in September 2015. Mike’s insight and in-depth experience in the technology industry will be a great asset for BT and the Board. Mike is also a member of the Technology Committee. I’m also pleased to welcome Tim Höttges (CEO of Deutsche Telekom) who we appointed to the Board, as a non-independent non-executive director, on completion of the EE acquisition in January 2016.

We announced in March that Tony Chanmugam will be stepping down from his role as Group Finance Director and from the Board in July 2016. Tony will move to a short-term role continuing to integrate EE into the group, before leaving later in the year.

Tony has delivered strong results during his career at BT and I’d like to thank him for his tremendous hard work and commitment over the years.

We are delighted that Simon Lowth will join the company in July as our new Group Finance Director, and a member of the Board. Simon brings a wealth of experience to BT; strong organisational leadership and engineering experience at leading infrastructure companies, as well as his strong financial acumen.

I continually review the membership of the Board and its range of skills. We look to appoint outstanding candidates with a diverse mix of experience, as we recognise the importance of diversity in its widest sense in Board effectiveness. At the moment we have 27% female representation on the Board.

This has been a very full year for BT with a number of major developments and some big decisions. It has been another very busy year for Board members who have made themselves available to support and engage with the management team, as and when needed. The Board has played an active role, particularly in relation to the acquisition of EE and the synergies and financial elements underpinning the deal, as well as the integration of EE into the group.

As well as our forward programme of key items, updates from each line of business CEO and updates on customer service, this year we had in-depth discussions on EE integration, BT TV and BT Sport. You can read more about what we have done on pages 114 to 117.

Following last year’s triennial external Board evaluation, for 2015/16 the Company Secretary and I carried out a Board evaluation. We discussed the report in June and noted that, overall, the results were positive. We also identified a number of areas of focus; you can find our actions in these areas on page 117.

We keep our governance framework under review to ensure it enhances the Board’s ability to exercise proper oversight. We implemented some changes for EE coming into the group which include establishing a new Integration Committee of the Board. You can read more about these new aspects of governance on page 115.

The changes in the Financial Reporting Council’s updated UK Corporate Governance Code are effective for 2015/16. We report against these new requirements in the following pages.

We also engage in relevant consultations as they take place as part of the wider governance debate.

I want to thank all members of the Board for their support this year and I believe the Board has the right range and mix of skills and experience to keep delivering and developing our strategy.

/s/ Sir Michael Rake

Sir Michael Rake

Chairman

4 May 2016

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How we govern the group

Our governance structure

Conflicted Matters Committee

Following the appointment of Tim Höttges to the Board, we have established the Conflicted Matters Committee to review all Board papers and agenda items, which it believes could give rise to a Conflicted Matter.

Integration Committee The Integration Committee is a new committee, which we created on completing the EE acquisition, to provide oversight and direction to the integration of EE and BT.

Security Committee

This committee is responsible for governance and oversight of the assistance we provide to government on the Regulation of Investigatory Powers Act and related matters. The members are the Chairman, the Chief Executive, a BT independent non-executive director, senior technical, security and legal experts and a specialist independent director.

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Board of Directors

 Sir Michael Rake

Chairman

Appointed to the Board as Chairman in September 2007. Age 68.

Skills and experience

Sir Michael has financial, risk, international business and professional services expertise gained during his time at KPMG (1974 to 2007) where he was senior partner in the UK from 1998 and international chairman from 2002. He was knighted in 2007 and is a former President of the Confederation of British Industry.

Other appointments include

Chairman of Worldpay Group, International Chamber of Commerce UK and Majid Al Futtaim Holdings and a director of McGraw Hill Financial.

 Gavin Patterson

Chief Executive

Appointed Chief Executive in September 2013 and joined the Board in June 2008. Age 48.

Skills and experience

Gavin has experience in sales, marketing, technology and operations. He was previously CEO, BT Retail and from 2004 to 2008 was Managing Director, BT Consumer, BT Retail. Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). He spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways and a member of the CBI President’s Committee.

 Tim Höttges

Non-independent, non-executive director

Appointed to the Board in January 2016. Age 54.

Skills and experience

Tim has international telecoms experience having been CEO of Deutsche Telekom since January 2014, and with the company since 2006. He joined the board in 2009 having been a member of the board of management responsible for the fixed-network and broadband business as well as integrated sales and service in Germany.

Other appointments include

Chairman of T-Mobile US and supervisory board member of FC Bayern Munchen AG.

Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 56.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Chair of National House Building Council. Director of Phoenix Group Holdings and Standard Life. Isabel is an ambassador for the disability charity, SCOPE.

Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 56.

Skills and experience

Mike’s technology experience includes serving on the board of ARM Holdings from 2002 to 2013, as well as roles including chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director at Pace.

Other appointments include

Non-executive chairman of Ilika and a director of Advanced Micro Devices.

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 Tony Chanmugam

Group Finance Director

Appointed to the Board as Group Finance Director in December 2008. Age 62.

Skills and experience

Tony has experience in finance, risk and the management and delivery of large contracts. He was formerly CFO, BT Retail; Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He qualified as a Chartered Management Accountant.

Other appointments include

Race for Opportunity advisory board member.

 Tony Ball

Independent non-executive director

Appointed to the Board in July 2009. Age 60.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales and marketing experience. From 1999 to 2003 Tony was chief executive of BSkyB and until 2013 chairman of Germany’s largest cable operator, Kabel Deutschland Gmbh. He has held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Senior adviser to Providence Equity Partners, chairman of the advisory council of Portland PR and a director of Gym Topco.

 Iain Conn

Independent non-executive director

Appointed to the Board in June 2014. Age 53.

Skills and experience

Iain has significant international experience, and understanding of technology and energy markets. Iain joined Centrica as chief executive in January 2015 having been with BP since 1986. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the CBI President’s Committee, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

Karen Richardson

Independent non-executive director

Appointed to the Board in November 2011. Age 53.

Skills and experience

With a career over 30 years in the technology and software industry, Karen brings experience in technology having held a number of senior operating roles in both the public and private technology sector. She is a former adviser to Silver Lake Partners, was with NASDAQ-listed software company Epiphany Inc, latterly as chief executive and has served on a number of corporate boards including VirtuOz, Proofpoint, Hi5 Networks and Convercent.

Other appointments include

Director of HackerRank, Exponent and AYASDI.

Nick Rose

Independent non-executive director

Appointed to the Board in January 2011 and Senior Independent Director since March 2014. Age 58.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky. Adviser to CCMP Capital.

Jasmine Whitbread

Independent non-executive director

Appointed to the Board in January 2011. Age 52.

Skills and experience

Jasmine has experience in transforming large complex organisations in the UK and internationally and brings an understanding of corporate social responsibility and sustainable business. She was previously chief executive of Save the Children International and has a background in technology marketing.

Other appointments include

Non-executive director of Standard Chartered.

Dan Fitz

Company Secretary

Dan is the Group General Counsel & Company Secretary of BT Group plc. He joined BT in April 2010 as Group General Counsel and was appointed Company Secretary in November 2012. Dan previously spent six years at Misys and 12 years at Cable & Wireless. Age 56.

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The Board

Who we are

You can read about the Board directors and the skills and experience they each bring to the Board on pages 112 and 113.

The Board consists of: the Chairman, the Chief Executive, the Group Finance Director, seven independent non-executive directors (including the Senior Independent Director) and one non-independent, non-executive director. It is supported by the Company Secretary.

The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions which provide clear distinct responsibilities for each role.

Mike Inglis joined the Board on 1 September 2015. We also appointed Mike as a member of the Technology Committee.

Tim Höttges joined the Board as a non-independent, non-executive on 29 January 2016. Tim was nominated by Deutsche Telekom under the terms of the Relationship Agreement between BT and Deutsche Telekom, effective from completion of the acquisition of EE. (The main terms of the Relationship Agreement are on pages 257 to 259.)

Following the Nominating & Governance Committee’s recommendation, we approved the extension of the appointment of Tony Ball on the expiry of his second three-year term.

The Board included a majority of independent non-executive directors throughout the year. We viewed the Chairman as independent at the time of his appointment, and consider all of the other non-executive directors to be independent under the terms of the Code, with the exception of Tim Höttges.

You can read about the roles of the Board members and the Company Secretary below.

The Chairman

The Chairman’s role is to:

•	lead the Board with a culture of openness, debate and appropriate challenge;
•	promote the highest standards of corporate governance;
•	ensure that the Board determines the nature and extent of the significant risks BT is willing to take in implementing its strategy;
•	make sure that the Board receives accurate, timely and clear information and is consulted on all matters important to it;
•	monitor the contributions and performance of the Board members;
•	make sure that BT maintains effective communication with shareholders and communicate their views and concerns to the Board; and
•	be a key contact for important stakeholders and, together with the Chief Executive and Senior Independent Director, represent BT in key strategic and government relationships.

The Chief Executive

The Chief Executive’s role is to:

•	lead the group’s performance and management;
•	propose strategies, business plans and policies to the Board;
•	implement Board decisions, policies and strategy;
•	develop and promote compliance with BT’s policies on conducting business globally;

•	maintain an effective framework of internal controls and risk management;
•	lead the Operating Committee in the day-to-day running of the business end to end; and
•	lead, motivate and monitor the performance of BT’s senior management team, and focus on succession planning for roles on the Operating Committee.

The Independent Non-Executive Directors

An independent non-executive director’s role is to:

•	bring experience and independent judgement to the Board; and
•	challenge constructively and help develop proposals on strategy.

The Senior Independent Director

The Senior Independent Director is an independent non-executive director whose role is to:

•	meet with BT’s major institutional shareholders and shareholder representative bodies when requested and, if necessary, to discuss matters with them where it would be inappropriate for those discussions to be with either the Chairman or the Chief Executive;
•	act as a sounding board for the Chairman and as an intermediary between the other directors and the Chairman when necessary; and
•	review the Chairman’s performance during the year taking account of feedback from other Board members.

The Non-Independent, Non-Executive Director

On completion of the acquisition of EE, we appointed Deutsche Telekom’s nominated director to the Board. The director owes a fiduciary duty to both the Company and to Deutsche Telekom. The non-independent, non-executive director has the same responsibilities as the other directors and a Conflicted Matters Committee has been established to identify potential or actual conflicts of interest. You can read more about this committee on page 115.

The Company Secretary

The Company Secretary’s role is to:

•	manage the provision of timely, accurate and considered information to the Board;
•	recommend corporate governance policies and practices to the Chairman and the Chief Executive;
•	implement and communicate corporate governance policies across the group; and
•	advise the Board and its committees on corporate governance and compliance in the group, and appropriate procedures for managing their meetings and duties.

The Company Secretary’s appointment and removal is a matter for the whole Board.

What we have done

The Board is responsible for the group’s strategy and for overseeing the group’s performance, but delegates day-to-day responsibility to executive management. But there are a number of matters reserved to the Board. These include matters relating to the group’s strategy, approving major acquisitions (for example, this year’s acquisition of EE), oversight and control, growing shareholder value and corporate governance.

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The chart below shows how the Board allocated its time. A number of these areas are also considered by the Board committees.

The Board has a forward programme of business to ensure that it allocates sufficient time to key areas and that the programme is flexible enough for items to be added to any particular agenda as necessary.

The Board’s annual programme included:
• Chief Executive’s reports	• Succession planning
• Financial reports	• Board evaluation
• Strategy	• Regulation
• Line of business updates	• Governance and compliance
• Risk management	• Approach to tax
• Dividend policy	• Annual Report & Form 20-F
• Investor relations	• Group communications overview
• Health, safety and well-being	• Customer service

During 2015/16, we also had in-depth discussions on the acquisition and integration of EE, BT TV and BT Sport.

We visited BT’s Research & Development headquarters at Adastral Park to review the areas of innovation of strategic importance to the company.

EE

The Board has particularly focused on the acquisition of EE and continued to play an active role in reviewing the synergies of the acquisition and the financial elements underpinning the deal, as well as the integration of EE into the group.

Under the Relationship Agreement entered into by the company and Deutsche Telekom (DT) we were required to establish a Conflicted Matters Committee and an Integration Committee.

Conflicted Matters Committee (CMC)
The CMC is chaired by the Company Secretary. It is responsible for assessing whether and to what extent Board meetings and Board papers are likely to consider or refer to a conflict of interest between the Company and DT or their respective affiliates. The committee considers both actual and potential conflicts of interest; these include matters in which BT and DT or their respective affiliates are considered competitors. The CMC assists the non-independent, non-executive director in complying with his fiduciary duties (although ultimate responsibility rests with him), supports good governance and protects the group’s competitively sensitive information.

Where a conflict arises the non-independent, non-executive director will not be given access to documents or information made available to the Board in relation to such a matter and shall absent himself from any related Board discussion.

Integration Committee
The Integration Committee will oversee and monitor the integration of the mobile business of EE, including to receive assurance that:
• revenue and cost synergy targets are being met;
• integration activities are consistent with preserving EE’s tax losses;
• a new fit for future organisation and operating model is being built at pace;
• plans are in place as part of integration to improve customer experience; and
• cultural integration is on track.
The Chief Executive chairs the committee and Tony Ball, Tony Chanmugam and Nick Rose are members. Thomas Dannenfeldt of DT is also a member.

We reviewed our Board committee structure and approved changes to some committees’ terms of reference.

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Annual Report 2016

Director election and re-election

We appointed Mike Inglis and Tim Höttges as directors after the last AGM, so they will retire at the 2016 AGM and be proposed for election as required by BT’s Articles of Association. Simon Lowth (appointed to the Board with effect from 12 July 2016) will also be proposed for election. All of the other directors (apart from Tony Chanmugam) will be proposed for re-election by shareholders at the AGM in accordance with the Code.

We include details of all directors’ contracts/letters of appointment in the Report on Directors’ Remuneration.

Attendance at Board meetings

The following table shows each director’s attendance at meetings of the Board during the financial year. The Chairman meets privately with the independent non-executive directors before each scheduled Board meeting. We encourage directors who are unable to attend a meeting to give the Chairman their views and comments on matters to be discussed, in advance.

Board members
	Meetings

Member	Eligible to attend	Attended

Sir Michael Rake (Chairman)	9	9

Gavin Patterson	9	9

Tony Chanmugam	9	9

Tony Ball	9	9

Iain Conn	9	8

Warren East[a]	2	2

Phil Hodkinson[b]	8	8

Tim Höttges[c]	1	1

Isabel Hudson	9	8

Mike Inglis[d]	5	5

Karen Richardson	9	9

Nick Rose	9	9

Jasmine Whitbread	9	9

[a] Warren retired from the Board on 31 May 2015.

[b] Phil retired from the Board on 31 January 2016.

[c] Tim was appointed to the Board from 29 January 2016.

[d] Mike was appointed to the Board from 1 September 2015.

The Chairman reviews the level of attendance and contribution by directors at Board meetings, as well as their performance. During the year, he met with each director individually to review their performance and considers that each of them continues to make an effective contribution to the Board debate across a wide range of issues and demonstrates commitment to the role.

Nick Rose reviewed and discussed the Chairman’s performance during the year, taking into account feedback from other Board members.

The Senior Independent Director and the independent non-executive directors discussed Sir Michael Rake’s contribution as Chairman, and succession in light of his nine years in the role. Taking into account the Chairman’s performance and his role with the Chief Executive, who is relatively new to the role, they concluded that Sir Michael should continue until at least September 2017. The process to find a successor for the role would begin in due course.

Board induction

On appointment, directors take part in an induction programme to increase their knowledge and understanding of the business. They receive information about BT including financial data and the key policies supporting BT’s business practices. We also give new directors details on: the role of the Board, its terms of reference, membership of the main Board committees and the matters reserved for decision by the Board, the Board committees or BT’s most senior executives. Below is a summary of what Mike Inglis’s induction programme involved.

Induction for Mike Inglis
Following our announcement in August 2015 of Mike Inglis’s appointment to the Board, Mike has undertaken a comprehensive induction programme. This has included:

• meeting each line of business CEO to gain a good understanding of their business and challenges;
• speaking to other senior executives across a range of functions, such as finance, investor relations, media/corporate officers, security and human resources;
• a visit to BT’s research laboratories at Adastral Park, BT’s Newcastle and Sheffield (Plusnet) contact centres and Openreach’s Ethernet team to see customer service operations first-hand; as well as the BT Sport studio; and
• reviewing BT policies on anti-bribery and corruption, gifts and hospitality, charitable donations, corporate sponsorship and The Way We Work.

Mike will continue to gain an insight into a range of our areas of business.

“The BT induction programme has been the most comprehensive of any company I have joined as a director. The BT team have a very structured induction programme but are also very open to requests I have made to see specific sites and people. Our Chief Executive has a very transparent approach to non-executive directors and gives the Board open access across the organisation.”

Mike Inglis

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Training and information

We encourage all directors to update their skills and knowledge and the Board and individual directors receive ongoing training as required. The Chairman also reviews with each director any training or development they need to help them in performing their role. And directors receive briefings to enhance their awareness of the different aspects of the business. The Chief Executive regularly provides information on the business in his report to the Board which can include: updates on operational matters, the competitive and regulatory environment and other changes affecting the group and the wider communications industry, group and line of business performance, strategy, investor relations and corporate responsibility. The Chairman also provides a weekly written update to the non-executive directors on key business activities, high level meetings, regulation and relevant sector highlights.

The Company Secretary provides briefings during the year on any significant developments in legal, governance and compliance areas. We also hold Board seminars during the year covering accounting, governance and compliance, and reporting developments.

Board evaluation

The Chairman and Company Secretary carried out a Board evaluation in 2015 through an electronic questionnaire. We discussed the resulting report in June and noted that, overall, the results were positive. We also identified a number of areas of focus and highlight our actions in the table below.

The table below shows progress against the main actions:

Key areas	Actions
Strategy and long-term vision
Time devoted to developing and our long-term vision

Along with the Board strategy day in March, we have continued to dedicate time to strategy items at Board meetings and dinners throughout the year. Our Group Director Strategy, Policy and Portfolio has presented regularly to the Board.

Knowledge to help inform our strategy, such as competitor analysis and market insight	We received independent external presentations to address this.

Customer perception
A better understanding of our customers’ needs and how they see us

As part of our regular reviews of customer service, we agreed a revised customer experience strategy, which gives us better insight into customer perception and how we are seen compared to our competitors.

Executive succession planning
Better visibility of senior management to help inform succession planning	We continue to invite independent non-executives to attend Talent Breakfasts and Chairman’s dinners with potential successors to the OC and other key roles.

EE
Integration of EE and group strategy for the enlarged group	The Board has been updated on integration plans and a new Integration Committee has been established, chaired by the Chief Executive. More details can be found on page 115.

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Reports of the

Board committees

   Audit & Risk Committee Chairman’s report

“The committee has continued to pay particular attention to two aspects of our IT environment, namely data security and cyber security. These areas present an ever-increasing threat for all companies. New areas of focus for us this year included the acquisition and integration of the EE mobile business and review of our regional governance and compliance programmes.”

Who we are

I chair the Audit & Risk Committee. Our membership and meeting attendance during the year are set out opposite. The diverse backgrounds of the committee members and their combined skills and experience enable us to fulfil the committee’s remit, as set out in its terms of reference.

We regularly meet with external experts to keep ourselves fully aware of market best practices.

Although they aren’t members of the committee, the Company Secretary, Group Finance Director, Deputy Finance Director, Director Group Financial Control and Director Internal Audit attend each meeting as does the lead audit partner and representatives from our external auditors. I meet with this group ahead of the meetings to review key areas for discussion with the committee. The external auditors are not present when we discuss their performance and/or remuneration.

Our lead external audit partner Paul Barkus will rotate after this year-end audit and be replaced with Richard Hughes. I met with Richard prior to his appointment and he has also met with other committee members.

On behalf of the committee I would like to thank Paul for his contribution over the years.

The Board has agreed that I have recent and relevant financial experience as required by the provisions of the Code and that I constitute an ‘audit committee financial expert’ for the purposes of the Sarbanes-Oxley Act.

After each meeting, I report to the Board on the main issues that we discussed.

Committee members
	Meetings

Member	Eligible to attend	Attended

Nick Rose (chairman)	8	8

Iain Conn	8	7

Warren East[a]	2	2

Karen Richardson	8	8

Jasmine Whitbread	8	8

[a] Warren retired from the committee on 31 May 2015.

What we have done

We met eight times during the year to reflect the increased focus of the committee for the oversight of certain non-financial risks which the Board agreed should transfer from the Nominating & Governance Committee to the Audit & Risk Committee with effect from April 2015.

We set time aside at each meeting to seek the views of the internal and external auditors in the absence of management.

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The committee has an annual work plan. This includes standing items that we consider regularly, in addition to any specific matters that need the committee’s attention and topical items on which we chose to focus. In 2015/16 for example, we reviewed the accounting for EE and the BDUK regional fibre deployment programme, privacy and data governance and cyber security. We also asked management to provide us with greater detail on overseas contract management, deferred costs in BT Global Services contracts and ‘Speak Up’ – BT’s whistleblowing confidential hotline.

Activities during the year

Financial reporting

We:

•	reviewed the Annual Report & Form 20-F, together with annual, half-year and quarterly results announcements for recommendation to the Board;
•	considered updates to the UK Corporate Governance Code and its application to the Annual Report, including compliance with the provisions for the robust assessment of risk and the viability statement; and
•	considered the Annual Report in the context of advising the Board that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy.

The significant issues we considered in relation to the financial statements for the year ended 31 March 2016 are set out below. We have discussed these with the external auditors during the year.

Group accounting policies, critical accounting estimates and judgements

We reviewed the accounting policies, the updates made to reflect the acquisition of EE including the consistency of accounting policies between BT and EE, and the disclosures in note 2 to the consolidated financial statements that relate to critical accounting estimates and judgements, and confirmed they are appropriate for the group.

Going concern

We considered management’s forecasts of group cash flows and net debt as well as the financing facilities available to the group. Following this review, which took into account the acquisition of EE and the related impact on our forecasts, and a discussion of the sensitivities, we confirmed that it continues to be appropriate to follow the going concern basis of accounting in the financial statements. Further detail on the basis of the going concern assessment by the directors is set out on page 149.

Viability statement

We received a paper from management setting out BT’s obligations to include a viability statement in the Annual Report. We endorsed the selection of a three year time horizon as a basis for the statement and the approach to its development. Further detail on the assessment of viability and the viability statement are set out on page 54.

Regulatory reporting

We noted the requirement for BT to publish its Regulatory Financial Statements and a new Reconciliation report by 31 July 2015. There were delays in the preparation process of the Reconciliation report and management are implementing changes across people, processes and systems in order for us to meet our 2015/16 regulatory compliance obligations.

Goodwill impairment

We reviewed management’s process and methodology for assessing the carrying value of goodwill. We also considered the cash flow forecasts for the group’s cash generating units (CGUs) that hold goodwill, being BT Global Services, BT Business, BT Consumer and EE. We considered the key assumptions, resulting headroom and the sensitivities applied by management in forming its assessment that no goodwill impairment charges were required. We agreed with management’s assessment that there was no impairment of goodwill this year. We also discussed and agreed with management’s disclosures in respect of the headroom in BT Global Services in note 12 to the financial statements.

The external auditors discuss the key judgements and assumptions used in the impairment tests with the committee and provide us with their own report.

Accounting for the EE acquisition

We received a paper from management setting out the process and outcomes of the purchase price allocation exercise and the assessment of goodwill following the acquisition of EE. Management highlighted key areas of judgement and risk and the governance around the review of the fair value assumptions. We reviewed the key judgements made on intangible assets which include: customer and MVNO relationships, spectrum, brand and software. We noted that there were no significant issues on impairment.

BT Pension Scheme (BTPS)

We reviewed the assumptions underlying the valuation of the pension liabilities in the financial statements and considered the financial assumptions including the discount rate, future inflation, salary increase expectations and pension increases as summarised in note 20 to the financial statements. We also considered sensitivities around the assumptions and reviewed the accounting impacts, as well as the impact of the assumptions on the 2015/16 and 2016/17 income statements and the related disclosures. We were satisfied that these were appropriate.

Revenue, including major contracts

In addition to our review of the appropriateness of accounting policies, management provided regular updates on the performance of major contracts within BT Global Services. This included an overview of the trading and operational performance of the contracts, contract risk management, governance, controls and processes, the assessment of the future performance of the contracts and any requirement for loss provisions.

Asset verification and asset lives

We considered the results of management’s annual review of asset lives, verification of assets and fully depreciated assets. We considered the judgements taken in relation to asset lives and the methodology applied to consider asset verification. We were satisfied that the proposed adjustments were appropriate.

Other matters

Each quarter, as part of our review of the quarterly results, we are provided with a summary of specific items and management’s view of the quality of earnings and of the effective tax rate. At the half-year and full-year, a detailed assessment of provisions is also provided and discussed. In each quarter and for the full year, the committee was satisfied with the information, analysis and explanations provided in relation to the results.

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External audit

We:

•	considered and approved the auditors’ group audit plan – this followed discussion with the auditors on the scope of the work to be undertaken as well as their consideration of risk informing their plan;
•	reviewed reports on external audit findings; and
•	considered and approved the letter of representation issued to the external auditors.

The committee and the external auditors have discussed the issues addressed by the committee during the year and the areas of particular audit focus, as described in the Independent Auditors’ Report on pages 158 to 163.

Management reported to the committee that they were not aware of any material misstatement and the auditors also reported the misstatements they had found in the course of their work. The committee confirmed that these unadjusted misstatements were not material to the financial statements.

PricewaterhouseCoopers (PwC) have audited EE for the purposes of the consolidated financial statements at 31 March 2016 and will be appointed as statutory auditors of EE Limited and its subsidiaries.

Audit tender

PwC and its predecessor firms have been BT’s auditors since BT listed on the London Stock Exchange in 1984. Their reappointment has not been subject to a tender in that time. The external auditors are required to rotate the lead partner every five years and other partners who are responsible for group and subsidiary audits must change at least every seven years. Paul Barkus will rotate after this year-end audit and Richard Hughes will take over as lead partner.

The committee considers its recommendations to the Board on the appointment and reappointment of auditors annually, and specifically has responsibility for establishing formal and transparent arrangements with PwC. The committee has reviewed the timetable for tendering, taking into account all relevant regulation and guidance and having regard to the following:

•	the group is undergoing a period of significant business change through the integration of EE, our organisational restructuring and transformation programmes. A measured rotation timetable maintains stability in the independent oversight provided by the external auditors and maximises efficiency and effectiveness while the business fully implements the changes; and
•	BT draws on expertise from other accounting firms and therefore a rotation of external audit services will require careful planning of transition periods to ensure that all services are fully contracted throughout the rotation process and that the incoming auditor is independent.

In light of the above, the committee proposes to tender the audit no later than 2019 with the new auditors appointed no later than for the financial year commencing on 1 April 2020. However, the committee keeps the external audit arrangements under annual review and may elect to accelerate the planned appointment of new auditors if appropriate, for example for service quality or independence reasons.

The company confirms that it complied with the provisions of the Competition and Markets Authority’s Order for the financial year under review.

Auditor effectiveness

We discussed the quality of the audit throughout the year and consider the performance of our external auditors, PricewaterhouseCoopers, annually, taking into account feedback from a survey targeted at various stakeholders across the business and the committee’s own assessment. The evaluation focuses on: robustness of the audit process, quality of delivery, reporting and people and services. The external auditors’ performance was considered to be on par or improved on the prior year and the relationship with management is viewed as robust, collaborative and transparent. We concluded they were independent and recommended they be re-appointed by the Board.

Independence and objectivity

BT’s agreed policies on what non-audit services can be provided by the external auditors and the relevant approval process were updated during the year. The external auditors are not permitted to perform any work which they may be later required to audit or which might affect their objectivity and independence or create a conflict of interests. There are internal procedures in place for the approval of work given to the external auditors.

We monitored compliance with the agreed policies and the level of non-audit fees paid to the auditors in order to satisfy ourselves that the types of services being provided and the fees incurred were appropriate. You can see details of non-audit services carried out by the external auditors in note 7 to the consolidated financial statements. In this context audit-related assurance services are considered to pose a low threat to auditor independence and therefore the proportion of other non-audit services to total services is considered the most suitable measure of the non-audit services provided. These represented 26% of the total fees (2014/15: 33%). In the past two years, the Reporting Accountants work performed by the external auditors in relation to the acquisition of EE and its subsidiaries has increased the non-audit fees compared to prior years. Additionally in 2015/16, the EE acquisition has resulted in incremental audit fees. Further details of the non-audit services that are prohibited and allowed under the policy can be found in the corporate governance section of the BT website.

The committee is satisfied that the overall levels of audit and non-audit fees are not material relative to the income of the external auditors as a whole and therefore that the objectivity and independence of the external auditors was not compromised.

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Internal audit

We monitor and review the effectiveness of internal audit and in April 2015, we endorsed the internal audit plan of work. This integrates the assurance requirements for the internal financial controls testing programme, the group’s overseas footprint, and the group’s risk assurance mapping. It includes coverage of static and dynamic risks. Key areas of focus across the plan included financial management and controls, customer service, revenue assurance and billing, procurement and supplier contract governance, major contracts for networked IT services and data compromise, privacy and protection including cyber security.

We receive regular reports from the internal auditors. We monitored management’s responsiveness to the findings and recommendations and discuss with them the action required to bring matters to resolution.

At the end of the year we received a report on the performance of internal audit. During the year audit teams have been established in Hungary and Hong Kong, whilst in India and LATAM we have increased the teams to reflect BT’s increasing operations in those regions.

Internal controls and risk management

BT has in place an internal control environment to protect the business from material risks which have been identified within the group. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. To enable us to do this, each quarter the lines of business certify compliance with the Financial Reporting Council’s risk management guidance and Sarbanes-Oxley controls. The outcomes of these reviews are reported to us and no significant weaknesses were identified in the annual review.

BT’s risk management processes which have been in place throughout the period under review identify and monitor the risks facing the group. The risks which are considered material are reviewed regularly by the Operating Committee and the Board.

During the year we heard from the Chief Executive on the enterprise-wide risk management process and the key risks facing the group as a whole. Each line of business CEO presented the key risks in their part of the business as well as the actions they are taking to address them.

We have continued to monitor our operations in Italy and progress has been made to improve the control environment. We continue to keep under review the current trends of security risks facing BT and the progress made to manage these risks.

The Board is ultimately responsible for the group’s systems of internal controls and risk management. You can find details of the Board’s and our review of the group’s systems of internal control and risk management on page 151.

Governance and compliance

We were briefed on:

•	ethics and compliance and strategic priorities for 2015/16;
•	the US safe harbour ruling and European general data protection regulation;
•	‘Speak Up’ cases, outcomes, statistics and trends (including the confidential, anonymous submission by employees regarding accounting, internal accounting controls or auditing matters. We ensure that arrangements are in place for the proportionate, independent investigation and follow up of these matters); and
•	the work of several of our Regional Governance Committees which monitor governance and compliance in their respective regions.

Committee review

We review our performance annually by inviting members, key executives and the external auditors to complete online questionnaires. The results show that the committee has performed effectively. Areas of focus during 2016/17 will include the integration of EE, associated risks and alignment of controls to BT standards, overseas entities and the regulatory financial statements.

Nick Rose

Chairman of the Audit & Risk Committee

4 May 2016

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  Nominating & Governance Committee Chairman’s report

“In preparation for our acquisition of EE, we continued to focus on our Board composition and succession plan, and reviewed our governance and committee structures to help ensure the success of our new organisation.”

Who we are

I chair the Nominating & Governance Committee at the request of the Board. We make sure our Board has the right balance of skills, experience, knowledge, diversity and independence from its members. I do not take part in any discussion concerning the selection and appointment of my successor.

Our members and their meeting attendance are set out below. The Company Secretary attends our meetings, and where appropriate, so does the Chief Executive.

Committee members
	Meetings
Member	Eligible to attend	Attended

Sir Michael Rake (chairman)	2	2

Tony Ball	2	2

Iain Conn	2	2

Phil Hodkinson[a]	2	2

Isabel Hudson[b]	1	1

Nick Rose	2	2

[a] Phil retired from the committee on 31 January 2016. [b] Isabel was appointed to the committee from 1 August 2015.

What we have done

We met twice this year. This is fewer times than in previous years, because the Board approved the transfer of oversight of certain non-financial risks from the Nominating & Governance Committee to the Audit & Risk Committee in April 2015.

The chart below shows how we allocated our time.

Board membership and succession

Reviewing our succession plans and the composition of the Board is essential. We want the composition of our Board to support diversity in its widest sense. We want to attract Board members with a diverse range of backgrounds who will contribute a wealth of knowledge, understanding and experience of the communities to whom BT provide services.

As part of our gender diversity policy, we aim to have at least 25% female representation on the Board. With three female members out of 11, we currently have 27% female representation. We ensure that diversity is considered as part of any candidate shortlist process drawn up by external search consultants. We will work towards Lord Davies’s new target of 33% female Board representation by 2020. You can read more about BT’s approach to diversity on page 33.

We believe our Board composition is currently appropriate, but we will continue to keep this under review.

In order to get the right balance of skills and knowledge on our Board, we evaluate candidates against a skills matrix, and ask our Board members to re-evaluate their own skills annually. Our skills matrix covers the skills required for running a listed company; knowledge and understanding of different customer sectors; industry specific knowledge; stakeholder engagement; and regional experience in different parts of the world.

Having reviewed a list provided by MWM Consulting, we concluded that the proposed candidates did not have the appropriate technology skills. I then met with Mike Inglis, who has strong technology skills and is known to a former director. I recommended that other members of the committee and the Board met with Mike before we recommended his appointment to the Board in July 2015. Mike joined on 1 September 2015, and brings a decade of Board experience and strong technology expertise, as well as commercial, operational and marketing experience.

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As part of our acquisition of EE, Deutsche Telekom (DT) is entitled to nominate an individual to be appointed as a non-independent, non-executive director of BT. We considered DT’s nomination of Tim Höttges as the DT representative to the Board and recommended to the Chairman that he approve this nomination. Tim brings relevant experience in mobile, financial control, corporate planning, and mergers and acquisitions.

The appointments of Mike Inglis and Tim Höttges particularly strengthen our industry specific knowledge and we believe the Board has strong expertise in all areas of our skills matrix. We agreed that the size and composition of the Board in light of the EE transaction was appropriate and did not require a refresh. We will keep this under review.

As well as the new appointments to the Board, we recommended that Tony Ball’s appointment as an independent non-executive director be extended by a further three-year term from 16 July 2015. This recommendation followed a thorough evaluation of Tony’s performance, in line with the UK Corporate Governance Code statement that any term beyond six years for a non-executive director should be subject to a particularly rigorous review.

Tony brings international business expertise, in addition to financial, operational, sales and marketing experience. Having held a number of senior executive positions in broadcasting and telecoms businesses, he has strong industry specific knowledge, and makes a valuable and long-ranging contribution to the Board and the committees of which he is a member.

We reviewed Tony’s other roles, and we do not believe that these prevent Tony from making a full contribution as a BT Group plc independent non-executive director. We were able to assure ourselves that Tony continues to be independent in character and judgement and that there are no conflicts of interest that could affect his judgement.

All non-executive appointments can be terminated on three months’ notice and are subject to automatic termination in the event of a director not being elected or re-elected by shareholders at the AGM.

In December, the committee supported the Chief Executive entering into further discussions with Simon Lowth, as successor to the Group Finance Director. Simon is one of the UK’s most respected CFOs, known for driving cost transformation and performance improvement programmes. I look forward to Simon joining us in July 2016.

We also discussed succession plans for the Operating Committee, and the appointment of five senior executives from EE.

Governance structure and effectiveness

We keep our membership of BT’s Board committees and governance structure under constant review.

Following the establishment of the Technology Committee in November 2014, we recommended a change to the terms of reference to the Board. We recommended that there should be no stipulated minimum number of members, but that the quorum of two members should be retained, and should include at least one non-executive member. The Board approved the change to the terms of reference in June 2015.

After reviewing our Board committees’ membership, we recommended:

•	Isabel Hudson should join the Nominating & Governance Committee with effect from 1 August 2015; and
•	Gunhild Stordalen should join the Committee for Sustainable and Responsible Business as an independent member, with effect from 1 January 2016.

We reviewed the proposed governance arrangements to be put in place from the completion of the EE acquisition, and recommended that the Board approve a new Reserved Power in relation to related party transactions between BT and Deutsche Telekom.

Subject to completion of the EE acquisition we recommended that the Board approve the terms of reference and appoint the proposed members and chairs of the Integration Committee and the Conflicted Matters Committee.

Governance programmes

This year, we discussed a review of BT’s governance operating model and framework, recent improvements to the Delegation of Authority framework, a project to clarify our governance and compliance roles outside the UK, and external governance developments on Board diversity and succession planning.

The aim of reviewing our governance framework is to ensure that governance in BT is clear and simple, to align with our culture and purpose. The review is ongoing; in December we endorsed the proposed next steps, and discussed the proposal to amend the terms of reference of our Regional Governance Committees to expand their oversight of risk. We asked the Chief Executive, Group Finance Director and Group General Counsel & Company Secretary to decide if this was appropriate and if so, gave them the authority to amend the terms of reference and seek endorsement from the Operating Committee.

In BT’s non-UK operations, we have clarified our country managers’ accountability for a common set of governance and compliance standards, and put in place a formal process to appoint new country managers. As a result, country managers are reporting a better understanding of their obligations. We are now focusing on how to embed the principles into how we work, assessing the capabilities and development needs of country managers, and providing appropriate assurance to the Operating Committee.

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Committee evaluation 2015/16

As part of our internal Board review in March 2015, we evaluated the effectiveness of the committee. Committee members, the Chief Executive and the Group General Counsel & Company Secretary completed an online questionnaire based on the committee’s terms of reference.

We discussed the results of the questionnaire and agreed the proposed actions in June. In December, we reviewed progress against the action plan and we highlight our progress in key areas in the table below:

Key areas	Actions

Succession planning for the Board and senior management

Board succession planning, including the next phase of non-executive requirements	As our Senior Independent Director, Nick Rose led a discussion on Chairman succession at a breakfast meeting with the independent non-executive directors in July 2015.

Building a good understanding of executive succession and senior management positions	The Chief Executive led a discussion on executive directors and senior management appointments at the Board dinner in January 2016.

Board composition

Board skills matrix and assessing our skills priorities for the next three years	In December 2015, we reviewed the current Board composition against our skills matrix, and identified our skills priorities for the next three years.

Governance structure

Review of BT’s governance framework to assess whether BT has a clear and simple governance operating model	A review of BT’s governance framework is underway. We discussed progress and next steps at our meeting in December 2015.

Board evaluation 2016/17

We agreed to undertake the 2016/17 Board effectiveness evaluation internally, using electronic questionnaires. The questions will be largely the same as for 2015/16, so we can make a direct comparison of results. These include a focus on Board composition and expertise, the Board’s role in setting strategy, its understanding of risks facing the Group, succession planning, and the effectiveness of the Board committees.

Questionnaires for the Board and several committees were circulated in March 2016, with the exception of the Audit & Risk Committee, which completed its annual evaluation in December 2015. Board members and the Company Secretary have also received separate electronic questionnaires to evaluate their own individual contribution.

The Board will discuss the results of the evaluation at a future Board meeting. The Chairman will also conduct one-to-one interviews with directors on their performance and the Senior Independent Director, Nick Rose, will conduct the annual evaluation of the Chairman.

Sir Michael Rake

Chairman of the Nominating & Governance Committee

4 May 2016

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BT Pensions Committee Chair’s report

“This year the committee has considered a broad range of topics, including the impact of recent financial market volatility and the positive impact on the covenant that BT provides in support of our pension schemes following the successful completion of our acquisition of EE.”

Who we are

I chair the BT Pensions Committee. Our role includes responsibility for BT’s interactions with the Trustee of the BT Pension Scheme (BTPS). The BTPS is a defined benefit pension plan with over 300,000 members. It pays out over £2bn a year in benefit payments and has liabilities of around £50 billion.

I would like to welcome Alison Wilcox who joined the committee during the year. I would also like to thank Phil Hodkinson, who stepped down on leaving BT on 31 January, for his contribution to the committee’s work. Our membership and meeting attendance are set out below.

Committee members
	Meetings

Member	Eligible to attend	Attended

Isabel Hudson[a] (chair)	5	5

Tony Chanmugam	5	3

Phil Hodkinson[b]	4	4

Sir Michael Rake	5	5

Alison Wilcox[c]	4	4

[a] Isabel was appointed chair from 1 February 2016. [b] Phil was chairman until he left BT on 31 January 2016. [c] Alison was appointed to the committee from 1 July 2015.

Further information

You can find more details about BT’s retirement benefit plans in note 20 to the accounts.

What we have done

We met five times during the year, including a joint meeting with the BTPS Trustee. The chart opposite shows how we allocated our time.

BT management also provides regular updates on BT’s performance and strategy at BTPS Trustee meetings and holds additional sessions with the Trustee Board. During the year, this included presenting to the Trustee on the acquisition of EE and developments in relation to Ofcom’s Strategic Review of Digital Communications.

Areas of work

Some key areas of work carried out in the year are set out below:

•	Risk management and investment strategy: we reviewed the risks posed to BT by the BTPS and discussed potential alternative risk management strategies, including different approaches to investment.
At each meeting we reviewed the investment performance and risk associated with the BTPS. For the pension scheme’s accounting year to 30 June 2015, the investment return was 8.3%. This was above the scheme’s benchmark return of 6.9%. At the Joint Board meeting with the Trustee we discussed planned changes to the scheme’s governance on investment matters. We also provided views during the year to the Trustee on various elements of the investment strategy, including interest rate and equity hedging.

•	Funding: we received regular updates on the development of the funding position since the 30 June 2014 valuation. This included considering draft results of the annual funding update required to be carried out by the Trustee at 30 June 2015.

We have discussed the impact on the liabilities of the BTPS from the continued low interest rate environment. We also considered how the acquisition of EE strengthens the covenant and support BT provides to its pension schemes.

•	Pensions legislation and governance: there have been a number of recent major changes to pensions legislation. We spent time considering the impact of legislation that introduced greater freedom and choice to members of defined contribution pension schemes from 6 April 2015. This legislation has consequences for members of defined benefit pension schemes who wish to take a transfer of their benefits.
We also considered the impact of changes to the State Pension system from 6 April 2016 and the rules on individuals’ lifetime and annual allowances. We dealt with other governance matters including reports on the governance of BT’s pension schemes other than the BTPS, an update to the BTPS trust deed and rules and reviewing trustee appointments.

Isabel Hudson

Chair of the BT Pensions Committee

4 May 2016

126	BT Group plc
Annual Report 2016

Committee for Sustainable and Responsible Business Chairman’s report

“BT’s purpose is to use the power of communications to make a better world. We put our purpose at the heart of everything we do. It inspires our people, our customers and our partners to make a lasting, positive impact on society and the environment.”

Who we are

I chair the Committee for Sustainable and Responsible Business (CSRB). Our membership and meeting attendance are set out below.

Committee members

	Meetings

Member	Eligible to attend	Attended

Sir Michael Rake (chairman)	2	1

Tony Chanmugam	2	2

Niall Dunne[a]	2	2

Phil Hodkinson[b,c]	2	2

Baroness Margaret Jay[b]	2	1

Gavin Neath[b]	2	2

Gavin Patterson	2	2

Gunhild Stordalen[b,d]	1	0

Jasmine Whitbread	2	2

Alison Wilcox[a,e]	2	1

[a] BT employee.

[b] Independent member.

[c] Phil chaired the CSRB at its meeting in July 2015.

[d] Gunhild was appointed to the committee from 1 January 2016.

[e] Alison replaced Clare Chapman with effect from 1 July 2015.

I am pleased to welcome Gunhild and Alison to the CSRB, and am delighted that Phil will be staying on as an independent member of the CSRB after he stepped down from the BT Group plc Board in January 2016.

What we have done

BT’s purpose is embedded in the heart of our business; in fact, it guides everything we do. We have brought our purpose to life by integrating our existing programmes into a Purposeful

Business approach which has helped to maximise the social and environmental value we deliver for our customers, and for society as a whole. The CSRB meets twice a year to provide strategic direction on our purpose and create a lasting positive impact on society and the environment, whilst ensuring long term business success.

The chart below shows how we allocated our time.

Each year, we approve our investment in society. We approved a minimum investment of 1% of adjusted profit before taxation for 2016/17, which is consistent with our investment in prior years. In addition to this, and in accordance with BT’s updated articles of association agreed at the Annual General Meeting in July 2015, we agreed that the proceeds from the sale of BT Group plc shares held by shareholders we cannot trace will form a CSRB Investment Fund. We have chosen to invest the fund in initiatives which will generate significant returns for good causes.

In 2015/16, we made an investment in society and the environment of £35m. This was made up of a mixture of cash, time volunteered by BT people and in-kind contributions.

Supporting charities and communities

This year, we visited the BT Sport studio, where we met with our partners to discuss grassroots sport, accessibility, inclusion and how we are driving social change through sport. It was fantastic to see the results of the BT Supporters Club partnership with the Tottenham Hotspur Foundation, which gives opportunities and support to improve the lives of young people in our local communities.

We’re also making good progress on our 2020 ambitions. We helped 2.6m people to overcome social disadvantage through our services in 2015/16. As part of our commitment to help build a culture of tech literacy, we’ve already reached 340,000 kids this year. Our ambition is to reach 5m kids by 2020.

To see more detail on our 2020 ambitions and our progress so far, please see BT’s Delivering Our Purpose Report 2015/16.

Volunteering

The success of many of our Purposeful Business programmes is enabled by our people. We encourage BT volunteers to get involved in local communities, and provide a wide range of volunteering opportunities. We also offer up to three days a year for our people to participate in volunteering activities.

In 2015/16, over 27% of BT people volunteered almost 45,000 days, worth over £15m to those communities. Find out more information about volunteering on page 34.

Sir Michael Rake, Chairman of the Committee for Sustainable and Responsible Business

4 May 2016

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Technology Committee Chairman’s report

“From defining the next generation of ultrafast broadband technologies, to delivering global IT solutions via our BT Cloud of Clouds or protecting our people and customers from the ever increasing threat to cyber security, technology and innovation are the very foundation of our business and are key to driving sustainable growth.”

Who we are

I chair the Technology Committee, which was created in November 2014 to improve the Board’s oversight of technological developments and how the group manages technology strategy and risk. Our membership and meeting attendance are set out below.

Committee members
	Meetings

Member	Eligible to attend	Attended

Gavin Patterson (chairman)	3	3

Tony Ball	3	3

Iain Conn[a]	1	1

Warren East[b]	0	0

Mike Inglis[c]	2	2

Karen Richardson	3	3

Clive Selley[d]	3	3

Howard Watson[d]	0	0

[a] Iain was appointed to the committee from 1 January 2016.

[b] Warren retired from the committee with effect from 31 May 2015.

[c] Mike was appointed to the committee from 1 September 2015.

[d] Clive is no longer a member of the Technology Committee in his new role as CEO Openreach. He was replaced by Howard Watson (CEO BT TSO) with effect from 1 February 2016.

Iain and Mike both bring a wealth of technical expertise to the committee, and I am also pleased to welcome Howard, who replaced Clive in February. I would like to thank Clive for the contribution he made to the Technology Committee in his former role as CEO BT TSO.

What we have done

We met three times this year. The chart below shows how we allocated our time.

Technology strategy

In the past year we reviewed our strategy and progress on ultrafast broadband. This included the new G.fast technology pioneered in BT labs at Adastral Park and currently in trial in three locations around the UK. We also discussed the technology options, both fixed and wireless, that could help us reach as many customers as possible with faster broadband speeds.

As part of the EE integration planning activity, we looked at how the acquisition could create opportunities for our networks and systems to improve services and deliver new capabilities for our customers.

We discussed our areas of focus for future meetings, and agreed that we will:

•	revisit and review progress on the EE integration plan for technology;
•	assess the trends driving customer requirements and discuss how our technology can help to meet these; and
•	continue to review our technology strategy and risks.

Future technology

We spent time looking into potential future technologies, which could help us to meet the increasing requirements of our customers. Network Functions Virtualisation (NFV), Software Defined Networking (SDN), Flexgrid Terabit optical networks, Cloud of Clouds and other emerging technologies will create important opportunities for us as we strive to deliver higher-capacity services, with greater service levels in faster and more flexible ways.

Cyber security

The committee also receives regular updates on cyber security, to better understand how we are protecting our people and customers. The scale and complexity of cyber-attacks has continued to increase this year, and it is more important than ever that we understand the nature of the attacks, and how to prevent them.

As a result, we have taken immediate action where possible to reinforce our defences, and have a wider programme in place to ensure our systems and networks remain resilient to future potential threats.

Gavin Patterson

Chairman of the Technology Committee

4 May 2016

128	BT Group plc
Annual Report 2016

Report on Directors’ Remuneration

Review of the year

At the 2015 AGM shareholders endorsed our approach to remuneration and its disclosure, with 98.6% of votes cast in favour of the Annual Remuneration Report 2014/15.

During 2015/16 we continued to operate within the Remuneration Policy (the Policy) approved at the 2014 AGM. The Policy is reproduced on pages 142 to 148.

The committee’s approach to remuneration includes emphasis on rewarding executives for delivering on the key strategic goals of the group, including the acquisition of EE. We considered whether the previously set performance measures for the existing Incentive Share Plan (ISP) awards remained appropriate. More detail on this can be found on page 138.

We announced during the year that after a long and distinguished career the Group Finance Director, Tony Chanmugam, would leave by mutual agreement and therefore the committee decided to treat him as a good leaver. Further details are provided on pages 132 to 133. In addition, to help with a smooth hand over to his successor he has agreed to stay on in an integration team lead position to ensure that we are on track to deliver the integration synergies and wider key performance measures associated with the EE acquisition.

Outcomes for the year

The committee assessed the executive directors’ performance against both long-term and short-term targets.

For annual bonus purposes, both executive directors performed well against their financial targets. However, as sufficient progress was again not made realising improvements in our customer service levels no bonus was paid for this component.

We have also assessed each director’s contribution against their personal performance measures.

As a result, the annual bonus for the Chief Executive was 45% of maximum and for the Group Finance Director was 43% of maximum. In both cases bonuses are lower than last year, reflecting the above mentioned poor customer service performance against the target. In keeping with past practice, part of the annual bonus is deferred for three years and paid in shares. The detail of performance against the annual bonus measures is set out on page 130.

Total Shareholder Return (TSR) of 88.9% placed BT in the upper quartile of its comparator group over the three-year performance period of our 2013 ISP. Cumulative three-year normalised free cash flow performance was £8.1bn which was towards the upper end of the ISP range of £7.4bn to £8.4bn. We returned above threshold performance against our revenue measure. The 2013 ISP vested at 82.01% based on this performance. More information on the ISP vesting is on pages 130 to 131.

Employees also participated in BT’s financial success. BT’s performance in the year reflects a great deal of expertise, hard work and commitment. In August 2015, around 23,000 people in our savings-related share option plans (saveshare) were able to buy shares – mostly at £1.04 and the rest at £1.89 – representing an average gain of around £10,200 and £4,400 respectively. We continue to believe that BT’s share plans help as many of our people as possible to share in BT’s success.

Looking ahead

Following approval of the acquisition of EE from the Competition and Markets Authority, BT completed the transaction in January 2016. As we indicated last year, we reassessed the Policy to ensure that our incentive structure continues to be appropriate for the enlarged group. As reported above, we concluded that the remuneration structure should not change and accordingly, there is no requirement to present a new remuneration policy for shareholder approval at the 2016 AGM.

We reviewed the performance of our executive directors and consistent with our approach to establish base pay below the median against our comparator group, we agreed a salary increase of £24,325 per annum for the Chief Executive, an increase of 2.5%. The increase takes effect in June 2016. This salary increase is consistent with the approach taken for substantially all our UK employees who received an average increase of 2.5%. Pay awards for this group of employees are agreed through trade union consultation and collective bargaining arrangements.

We also resolved that no salary increase should be made to the Group Finance Director in light of his stepping down later in 2016/17.

Finally, we agreed the remuneration package for the incoming Group Finance Director, Simon Lowth, who joins the company on 4 July which is set out on page 133.

Throughout this past year, the committee has maintained the link between pay and performance and will continue to do so.

Tony Ball

Chairman of the Remuneration Committee

4 May 2016

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Annual Remuneration Report

This part of the Report summarises key elements of the directors’ remuneration in 2015/16.

Single figure remuneration

The following sets out the full review of directors’ emoluments, including bonus and deferred bonus, and long-term incentive plans and pension arrangements.

Directors’ emoluments (audited)

Directors’ emoluments for the financial years 2015/16 and 2014/15 are set out in the table below.

	Basic salary and fees (2015/16) £000	Basic salary and fees (2014/15) £000	Benefits excluding pension (2015/16) £000	Benefits excluding pension (2014/15) £000	Annual Bonus (2015/16) £000	[a]	Annual Bonus (2014/15) £000	[a]	ISP (2015/16) £000	[b]	ISP 2014/15) £000	[c]	Pension allowance net of pension contributions (2015/16) £000	[d]	Pension allowance net of pension contributions (2014/15) £000	[d]	Total 2015/16 £000	Total 2014/15 £000

Sir Michael Rake	675	656	31	30													706	686
G Patterson[e]	969	946	57	54	1,057		1,322		3,022		1,956		291		284		5,396	4,562
T Chanmugam	643	625	32	32	587		714		1,405		1,836		193		188		2,860	3,395
T Ball	112	103															112	103
I Conn	103	79															103	79
T Höttges[f]	–	–															–	–
I Hudson	99	32															99	32
M Inglis[g]	47	–															47	0
K Richardson[h]	114	100	16	16													130	116
N Rose	152	147															152	147
J Whitbread	97	91															97	91

Sub-total	3,011	2,779	136	132	1,644		2,036		4,427		3,792		484		472		9,702	9,211
Former directors
P Hodkinson[i]	143	168	2														145	168
W East[j]	17	94															17	94

Total	3,171	3,041	138	132	1,644		2,036		4,427		3,792		484		472		9,864	9,473

[a]	Annual bonus shown includes both the cash and deferred share element. The deferred element of the 2015/16 bonus includes the value of deferred shares to be granted in June 2016. Further details of the deferred element are set out below.
[b]	Value shown represents the estimated value of ISP awards granted in 2013 that are expected to vest in May 2016. The estimate is based on a three-month average share price from 1 January 2016 to 31 March 2016 of £4.63. Further details are provided on pages 130 to 131.
[c]	Vesting of ISP 2012 granted in June 2012 and vested in May 2015 at a share price of £4.69. The value shown last year of £1,812 for the Chief Executive and £1,767 for the Group Finance Director were based on an estimated share price of £4.35.
[d]	Pension allowance paid in cash for the financial year – see ‘Total pension entitlement’ on page 131.
[e]	The 2015/16 ISP figure reflects two awards granted in 2013. One as CEO BT Retail and one as Chief Executive.
[f]	Tim Höttges was appointed as a director on 29 January 2016. Under the terms of the Relationship Agreement between BT and Deutsche Telekom and Tim’s letter of appointment, no remuneration is payable for this position.
[g]	Mike Inglis was appointed as a director on 1 September 2015.
[h]	Includes an additional fee for regular travel to Board and Board Committee meetings.
[i]	Phil Hodkinson retired as a director on 31 January 2016. Value shown relates to reimbursement of reasonable travelling and other expenses (including any relevant tax) incurred in carrying out his duties.
[j]	Warren East retired as a director on 31 May 2015.

Additional disclosures relating to the single figure table

Salaries

We reviewed Gavin Patterson’s salary and increased it to £972,500 in June 2015. This was an increase of 2.4% from the prior year. At the same time we increased Tony Chanmugam’s salary to £646,000, an increase of 2.5%.

The salaries for both Gavin and Tony remain positioned below the median against our comparator group of companies of a similar size and complexity.

Benefits

Benefits provided to executive directors and the Chairman include company car, fuel or driver, personal telecommunication facilities and home security, medical and dental cover (for the directors and immediate family), special life cover, professional subscriptions, personal tax advice and financial counselling.

Annual bonus

Executive directors were eligible for an annual bonus based on: corporate financial performance targets, customer service and personal contribution. The customer service element of the annual bonus is paid only if a minimum adjusted EPS threshold is achieved. The annual bonus is paid in two elements, a cash element, and a deferred element awarded in shares.

The Chief Executive’s target bonus opportunity was 120% of salary and the maximum was 240% of salary.

The target bonus opportunity for the Group Finance Director was 105% of salary with a maximum of 210% of salary.

The bonus weightings for the two roles are described on page 130.

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Annual Report 2016

The weighting of the annual bonus structure is set out below.

The table below provides an overview of performance against the targets for the 2015/16 annual bonus.

Measure	Threshold	Target	Maximum	Outcome	Result % of max
Adjusted EPS (p)[a]	30	31.6	34	33.5	89.3%
Normalised free cash flow (£m)[b]	2,712	2,855	3,069	2,827	46.8%
Revenue (£m)[c]	17,506	17,683	17,948	17,522	27.3%

[a]	Adjusted EPS is defined on page 97.
[b]	Normalised free cash flow is defined on page 97.
[c]	Revenue is defined on page 97.

Bonus outcomes were based on BT standalone performance during the year. BT continued to make progress during the year, delivering on both our business and financial plans as shown in the table above.

Two-thirds of the customer service measure is based on Right First Time (RFT) and one-third on the customer perception measure. We did not meet threshold against stretching customer service targets and therefore no bonus was paid for this element. You can find more information on RFT on page 22.

The Chairman assessed the Chief Executive, and the Chief Executive assessed the Group Finance Director, on personal contribution targets and performance against personal objectives. These assessments were based on a number of factors including BT’s regular employee surveys, organisational health, culture and performance against personal objectives set at the start of the year.

The Chief Executive achieved 70% of maximum for his personal contribution score. The personal contribution score reflected leadership in key strategic areas including the acquisition of EE and the subsequent restructuring of the organisation.

The Group Finance Director achieved 60% of the maximum score for his personal contribution. The result for the personal contribution score was for delivering against our cost transformation and operational efficiency objectives.

For both the Chief Executive and Group Finance Director, bonus is delivered in both cash (two-thirds) and deferred shares (one third). Once granted, deferred shares are not subject to any further performance conditions, and will normally be transferred to participants at the end of the three-year deferred period if the participant is still employed by BT.

Gavin Patterson’s annual bonus, paid both in cash and deferred shares represented 109% of salary (2014/15: 139%) and 45% of the maximum bonus opportunity (2014/15: 58%).

Tony Chanmugam’s annual bonus, paid both in cash and deferred shares represented 91% of his salary (2014/15: 113%) and 43% of the maximum opportunity (2014/15: 54%).

The deferred shares will be granted in June 2016.

Bonus award and proportion of value

Element of bonus	Gavin Patterson	Tony Chanmugam

Adjusted EPS	39.40%	41.22%

Normalised free cash flow	20.64%	21.59%

Revenue growth	9.05%	9.47%

Customer service	0%	0%

Personal contribution	30.91%	27.71%

Incentive share plan 2013

The ISP is a conditional share award. The awards granted in 2013 vest in May 2016. The performance conditions are based 40% on relative TSR, 40% on normalised free cash flow, and 20% on growth in underlying revenue excluding transit over a three-year performance period.

The performance outcome for the 2013 ISP is measured on the basis of standalone BT performance and excludes any EE contribution.

TSR

The TSR element is measured against a comparator group containing other telecommunications companies and companies which are of a similar size or market capitalisation, have a similar business mix and spread as BT or operate in comparable markets.

BT’s TSR comparator group for the 2013 ISP comprised the following companies:
• Accenture • AT & T • Belgacom • Cap Gemini • Centrica • Deutsche Telekom • France Telecom • Hellenic Telecom	• IBM • National Grid • Pharol (formerly Portugal Telecom) • Royal KPN • Sky • Swisscom • TalkTalk	• Telecom Italia • Telefónica • Telekom Austria • Telenor • TeliaSonera • Verizon • Virgin Media • Vodafone

The TSR for a company is calculated by comparing the return index (RI) at the beginning of the performance period with the RI at the end of the period. The RI is the TSR value of a company measured on a daily basis, as tracked by independent analysts, Datastream.

It uses the official closing price for a company’s shares, adjusted for all capital actions and dividends paid. The initial RI is determined by calculating the average RI value taken daily over the three months prior to the beginning of the performance period; and the end value is determined by calculating the average RI over the three months up to the end of the performance period. This mitigates the effects of share price volatility. A positive change between the initial and final values indicates growth in TSR.

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The following graph shows the vesting schedule for the TSR element of the 2013 ISP awards.

The company’s shares achieved a TSR performance of 88.9%. This was fourth out of 24 companies during the three-year period and resulted in 40% (out of 40%) of the ISP award that related to the TSR element vesting.

Normalised free cash flow

When we set the performance measures for the 2013 ISP, the threshold for the three-year cumulative normalised free cash flow was set above consensus market expectations at the time, with the upper part of the range considered to be stretching. We achieved a three-year cumulative normalised free cash flow outcome of £8.1bn. This fell between the threshold and maximum targets of £7.4bn to £8.4bn, resulting in 31.5% out of the 40% of the ISP award that related to the cash flow element vesting.

Underlying revenue excluding transit

This measure reflects the group’s aim to drive sustainable profitable revenue growth. The measure was based on growth in underlying revenue excluding transit measured against the baseline of 2012/13, with the threshold set as growth of 1%.

Over the three-year period we grew underlying revenue by 2.1%, resulting in 10.5% of the 20% of the ISP award that related to the revenue element vesting.

Overall vesting of 2013 ISP

Performance against the TSR, normalised free cash flow and revenue targets resulted in a 82.01% vesting of the 2013 ISP. The number of shares due to vest in May 2016 is set out below. An estimate of the cash value of the shares vesting is shown in the single figure table on page 129.

Director	Vesting of revenue element (£000)	Vesting of free cash flow element (£000)	Value of TSR element (£000)	Total value of ISP Vesting (£000)	[a]	ISP Vesting (shares)
Gavin Patterson	387	1,161	1,474	3,022		652,642
Tony Chanmugam	180	540	685	1,405		303,385

[a]	An estimate based on the three-month average share price from 1 January 2016 to 31 March 2016 of £4.63.

Total pension entitlements (audited)

The BT Pension Scheme (BTPS) closed to new entrants on 31 March 2001. None of the executive directors participate in future service accrual in the BTPS; Tony Chanmugam has deferred benefits in the BTPS. Executive directors who have been members of the BTPS, and who retain deferred benefits in the BTPS, also benefit from a death in service lump sum of four times salary.

All new employees are eligible to join the defined contribution BT Retirement Saving Scheme (BTRSS). The BTRSS is a group personal pension plan. For executive directors, the company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits. Executive directors who have never been members of the BTPS benefit from death in service cover that would provide a lump sum of four times salary and a dependant’s pension of 30% of capped salary.

Sir Michael Rake is not a member of any of the company pension schemes, and the company made no payments towards retirement provision for him. BT provides him with a lump sum death in service benefit of £1m.

Gavin Patterson receives an annual allowance equal to 30% of salary in lieu of pension provision as set out in the table on page 129. Gavin has previously been a member of the BTRSS but neither he nor the company has made any contribution to the scheme during 2015/16. BT also provides death in service cover of a lump sum of four times his salary plus a dependant’s pension of 30% of his capped salary.

Tony Chanmugam is not a contributing member of any of the company pension schemes; he did not accrue any BTPS pension over the financial year and no other contributions were made. Further information is provided in the table below. The company has agreed to pay him an annual amount equal to 30% of salary in lieu of pension provision as set out in the table on page 129. Tony has deferred payment of the BTPS benefit payable from his 60th birthday. BT provides death in service cover of a lump sum of four times his salary which would cease if his BTPS benefits were put into payment.

Deferred pension benefits at 31 March 2016 (audited)

The table below shows Tony Chanmugam’s pension benefits at 31 March 2016. There was no pension accrued over the financial year and no contributions were made into the pension plans.

	Normal retirement age	Accrued pension (£000)	Additional scheme lump sum (£000)
Tony Chanmugam[a]	60	248	745

[a]	Tony Chanmugam’s contributions in 2015/16 were £nil (2014/15: £nil). Figures represent total benefits accrued across two BT pension schemes. Tony is beyond the pension plans’ normal retirement age and is not drawing a pension.

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Annual Report 2016

Awards granted during the year (audited)

2015 ISP awards

The 2015 ISP awards were made in June 2015 as set out below and on page 135. The award to Gavin Patterson represented 400% of his salary and for Tony Chanmugam it was 280% of salary.

Director	Date of award	ISP award (shares)	Face value of award[a]

Gavin Patterson	18 June 2015	865,341	£3,899,708

Tony Chanmugam	18 June 2015	402,372	£1,808,662

[a]	Face value based on share price at the date of grant of £4.495.

The performance conditions were based 40% on relative TSR, 40% on normalised free cash flow, and 20% on growth in underlying revenue excluding transit over a three-year performance period from 1 April 2015 to 31 March 2018. The performance conditions are the same for each director and were set on the basis of standalone BT performance and excludes any EE contribution. The target ranges for TSR; the normalised free cash flow and underlying revenue growth excluding transit for the three-year performance period 2015/16–2017/18 is set out in the table below.

Measure 2016/17- 2018/19	Threshold	Level of vesting	Maximum	Level of vesting[a]

Normalised free cash flow	£8.6bn	25%	£9.6bn	100%

Revenue[b] growth	6.5%	25%	9%	100%

[a]	Vesting levels between threshold and maximum will be on a straight line basis.
[b]	Underlying revenue excluding transit.

The committee believes that the free cash flow and revenue performance measures are challenging, and the financial performance necessary to achieve the upper end of the range for each target is stretching.

Please see page 130 for details of how TSR is calculated.

The TSR comparator group for the 2015 ISP awards was the same for awards granted in June 2014.

When ISP awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.
Deferred shares

A proportion of the 2014/15 annual bonus was awarded in deferred shares. The table below provides further details.

Director	Date of award	DBP award (shares)	Face value of award[a]

Gavin Patterson	18 June 2015	98,004	£440,528

Tony Chanmugam	18 June 2015	52,946	£237,992

[a]	Face value based on share price at the date of the award of £4.495.

The deferred shares are not subject to further performance conditions and normally vest in three years if the individual is still employed by BT. Details of all interests in deferred shares are set out on page 134.

When Deferred Bonus Plan (DBP) awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.

Former directors (audited)

Sir Peter Bonfield received, under pre-existing arrangements, a pension of £477,038 in 2015/16 (2014/15: £469,526).

Baroness Jay retired as a non-executive director on 13 January 2008 but continues to be a member of the Committee for Sustainable and Responsible Business, for which she receives an annual fee of £10,000.

Payments for loss of office (audited)

No payments were made during the year for loss of office.

Arrangements for the outgoing Group Finance Director

Tony Chanmugam’s service contract has a notice period of 12 months and includes a provision for a termination payment in lieu of notice of up to 12 months’ base salary plus contractual benefits. All payments made to him in respect of 2015/16 are reported in the single figure of remuneration.

His notice period commenced on 1 April 2016. In order to ensure an orderly handover, he will remain in role for a period of time after Simon Lowth joins the company on 4 July 2016. Following this, he will continue to work full-time, overseeing the integration of EE.

During the period of his notice that he is working full-time, he will continue to receive his current salary and contractual benefits. Upon leaving the company’s service, he will be entitled to salary and contractual benefits for any period of notice remaining. These payments will be made in instalments and can be reduced pro-rata in the event that he were to secure employment or engagement elsewhere. He will also remain available for consultation by the company as required during this period.

Having served the full year, he was eligible for an annual bonus in respect of 2015/16. As usual, this will be paid two-thirds in cash and one-third in shares which are deferred under the terms of the DBP. He may be eligible for a pro-rata annual bonus in respect of 2016/17, relating to the period for which he is in full-time employment and assessed for performance at the end of the year as normal.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

The committee considered the treatment of Tony’s outstanding share awards under the DBP and ISP. Given that his departure is by mutual agreement with the company and there is an orderly transition in place, he is considered to be a good leaver for the purposes of the DBP and ISP. As such, his unvested DBP awards will be preserved and vest in accordance with their original timeframes. In line with the committee’s typical approach for the treatment of good leavers under the ISP, it has applied pro-rating to the awards by preserving the oldest two cycles and ‘lapsing’ the most recent award. In practice, this means that his 2014 and 2015 ISP awards will subsist in full (subject to achievement of the relevant performance conditions), whilst the committee has chosen not to make an ISP award in 2016 (in lieu of it being granted and subsequently lapsed).

Arrangements for the incoming Group Finance Director

As announced on 18 March 2016, Simon Lowth will join the company on 4 July 2016, moving into the Group Finance Director role following a handover period.

In reaching remuneration terms, we maintained our approach of setting base salaries below the median for our comparator group, with a significant proportion of total remuneration being variable and linked to corporate performance.

He will receive a base salary of £700,000. He will have entitlement to our standard benefits package, including a car allowance and healthcare and he will receive a pension allowance of 30% of salary.

In line with the approach which we took with the Group Chief Executive’s remuneration package upon his appointment, we have taken the opportunity to rebalance the variable pay package, placing less emphasis on short-term and more on sustainable long-term performance. As such, he will have a maximum opportunity of 180% of salary under the annual bonus (compared to 210% for the current incumbent), one-third of which will be deferred for three years. Meanwhile his maximum ISP opportunity will be 350% of salary (compared to 280% for the incumbent).

Furthermore, the shareholding requirement has been increased. He will be required to build-up and hold a shareholding in the company equivalent to 250% of base salary.

Simon will not receive any buy-out awards in connection with his recruitment.

Directors’ share ownership

The committee believes that the interests of the executive directors should be closely aligned with those of shareholders. The deferred shares and incentive shares provide considerable alignment.

To increase the alignment between shareholders and executive directors, the Chief Executive is required to build up a shareholding equal to 300% of salary, and the Group Finance Director 150% of salary. The aim of this personal shareholding policy is to encourage the build up of a meaningful shareholding in the company over time by retaining shares which they have received under an executive share plan (other than shares sold to meet a National Insurance contribution or income tax liability) or from purchases in the market.

As mentioned above the incoming Group Finance Director, Simon Lowth, will be required to build up a shareholding equal to 250% of salary.

The value of the BT shares to be used in determining whether the minimum shareholding requirement has been reached is the average BT share price over the preceding 12 months or, if higher, the share price at the acquisition date.

At 31 March 2016, both of the executive directors met the shareholding requirements, as set out in the table below:

Executive director	Personal shareholding as a percentage of salary
Gavin Patterson	1,149%
Tony Chanmugam	315%

The following table shows the total unvested interests held by the executive directors in the ISP and DBP. The numbers represent the maximum possible vesting levels. The ISP awards will only vest to the extent the performance conditions are met over a three-year period. Full details of all ISP and DBP awards, including performance periods and vesting conditions, are set out on pages 134 to 135.

Unvested interests in shares (audited)

	ISP (subject to performance)		DBP (not subject to performance)

	1 April 2015	31 March 2016	1 April 2015	31 March 2016
Gavin Patterson	2,408,265	2,734,526	516,553	376,092
Tony Chanmugam	1,411,743	1,270,600	521,229	337,943

The following table shows share options held by the directors. As at 31 March 2016 none of the directors held share options with performance conditions.

Share options held without performance conditions – saveshare (audited)

	Share options at 1 April 2015	Options granted during year	Options exercised during year	Value at date of exercise (£)	31 March 2016
Sir Michael Rake	1,485	–	1,485	6,875	–
	5,172	–	–	–	5,172
Gavin Patterson	5,642	–	–	–	5,642
Tony Chanmugam	6,024	–	–	–	6,024
	501	–	–	–	501

Sir Michael Rake exercised an option over 1,485 shares on 3 August 2015. No other saveshare options were exercised by the directors during the year. There were no vested but unexercised options at the year end.

134	BT Group plc
Annual Report 2016

Directors’ interests at 31 March 2016 or date of retirement, if earlier (audited)

The beneficial interests of directors holding office at the end of the year (or at the point of leaving for directors who retired during the year), and their families, in the company’s shares at 31 March 2016 and 1 April 2015, or at date of appointment if later, are shown below:

	Number of shares
Beneficial holdings	2016	2015

Sir Michael Rake[a]	132,957	130,852

G Patterson[a]	2,448,772	2,102,151

T Chanmugam[a]	445,268	574,882

T Ball	23,652	23,196

W East[b]	2,480	2,480

I Conn	4,442	4,442

P Hodkinson[c]	25,263	25,263

T Höttges[d]	–	–

I Hudson	3,552	1,279

M Inglis	1,200	–

N Rose	50,000	50,000

K Richardson[e]	10,250	7,750

J Whitbread	7,990	7,990

Total	3,155,826	2,712,312

[a]	Includes shares purchased under directshare and free shares awarded under UK allshare. Directshare is a HMRC approved plan that allows BT employees to buy shares out of gross pay. Prior to 2008 BT awarded free shares to UK employees (UK allshare).
[b]	Warren East retired on 31 May 2015 and the number reflects his holding at that date.
[c]	Phil Hodkinson retired on 31 January 2016 and the number reflects his holding at that date.
[d]	Tim Höttges joined the Board on 29 January 2016.
[e]	Shares are held as 2,050 American Depositary Shares (ADS). One ADS equates to five BT ordinary shares.

During the period from 1 April 2016 to 4 May 2016, there were no movements in directors’ beneficial holdings.

The directors, as a group, beneficially own less than 1% of the company’s shares.

The company encourages the Chairman and independent non-executive directors to purchase, on a voluntary basis, BT shares with an aggregate value of £5,000 on average each year to further align the interests of non-executive directors with those of our shareholders. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.

This policy does not apply to Tim Höttges who was appointed to the Board as a non-independent non-executive director following completion of the EE acquisition in January 2016. This assists with avoiding any conflict of interest in relation to Tim’s ongoing employment as CEO of Deutsche Telekom.

Deferred Bonus Plan awards at 31 March 2016 (audited)

The following DBP awards have been granted to the directors. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT.

	1 April 2015	Awarded[a]	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2016	Vesting date	Price at grant	Market price at vesting	Monetary value of vested award £000
Gavin Patterson
DBP 2012	249,357	–	–	249,357	–	–	01/08/2015	202.26p	464.78p	1,159
DBP 2013	137,537	–	4,102	–	–	141,639	01/08/2016	315.00p	–	–
DBP 2014	129,659	–	3,867	–	–	133,526	01/08/2017	384.20p	–	–
DBP 2015	–	98,004	2,923	–	–	100,927	01/08/2018	449.50p	–	–
Tony Chanmugam
DBP 2012	246,017	–	–	246,017	–	–	01/08/2015	202.26p	464.78p	1,143
DBP 2013	137,271	–	4,093	–	–	141,364	01/08/2016	315.00p	–	–
DBP 2014	137,941	–	4,114	–	–	142,055	01/08/2017	384.20p	–	–
DBP 2015	–	52,946	1,578	–	–	54,524	01/08/2018	449.50p	–	–

[a]	Awards granted on 18 June 2015. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. Awards of deferred shares in respect of 2016 will be calculated using the average middle market price of a BT share for the three days prior to grant.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Share awards under long-term incentive schemes held at 31 March 2016 (audited)

Details of the company’s ordinary shares under conditional share awards made to directors, as participants under the ISP are as follows:

	1 April 2015	Awarded	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2016	Performance period end	Price on grant	Market price at vesting	Monetary value of vested award £000
Gavin Patterson
ISP 2012[a]	618,278	–	–	416,719	201,559	–	31/03/2015	202.26p	469.49p	1,956
ISP 2013[b]	382,724	–	11,415	–	–	394,139	31/03/2016	315.00p	463.00p	1,497
ISP 2013[c]	390,036	–	11,633	–	–	401,669	31/03/2016	372.00p	463.00p	1,525
ISP 2014[d]	1,017,227	–	30,340	–	–	1,047,567	31/03/2017	384.20p	–	–
ISP 2015[e]	–	865,341	25,810	–	–	891,151	31/03/2018	449.50p	–	–
Tony Chanmugam
ISP 2012[a]	580,314	–	–	391,131	189,183	–	31/03/2015	202.26p	469.49p	1,836
ISP 2013[b]	359,223	–	10,714	–	–	369,937	31/03/2016	315.00p	463.00p	1,405
ISP 2014[d]	472,206	–	14,084	–	–	486,290	31/03/2017	384.20p	–	–
ISP 2015[e]	–	402,372	12,001	–	–	414,373	31/03/2018	449.50p	–	–

[a]	Awards granted on 20 June 2012. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant of 198.83p. 40% of each award is linked to TSR compared with a group of 25 companies, 40% is linked to a three-year adjusted cumulative free cash flow measure and 20% to a measure of growth in underlying revenue (excluding transit) over three years. The awards vested in May 2015.
[b]	Awards granted on 20 June 2013. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant of 202.26p. 40% of each award is linked to TSR compared with a group of 25 companies, 40% is linked to a three year normalised free cash flow measure and 20% to a measure of growth in underlying revenue (excluding transit) over three years. The market price at vesting is an estimate of the value using the three-month average share price from 1 January 2016 to 31 March 2016 of £4.63. The award will vest at 82.01% of the total number of award shares in May 2016.
[c]	Award granted on 12 November 2013 following appointment as Chief Executive. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant of 372p. 40% of each award is linked to TSR compared with a group of 24 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years. The market price at vesting is an estimate of the value using the three-month average share price from 1 January 2016 to 31 March 2016 of £4.63. The award will vest at 82.01% of the total number of award shares in May 2016.
[d]	Awards granted on 19 June 2014. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant of 384.2Op. 40% of each award is linked to TSR compared with a group of 23 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of growth in underlying revenue (excluding transit) over three years.
[e]	Awards granted on 18 June 2015. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant of 449.50p. 40% of each award is linked to TSR compared with a group of 23 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

Share options held at 31 March 2016 (audited)

Number of shares under option:						Option	Market price	Usual date
						price per	at date of	from which	Usual expiry
	1 April 2015	Granted	Lapsed	Exercised	31 March 2016	share	exercise	exercisable	date
Sir Michael Rake	1,485[a]	–	–	1,485	–	104p	463p	01/08/2015	01/02/2017
	5,172[c]	–	–	–	5,172	319p	–	01/08/2019	01/02/2020
Gavin Patterson	5,642[c]	–	–	–	5,642	319p	–	01/08/2019	01/02/2020
Tony Chanmugam	6,024[b]	–	–	–	6,024	249p	–	01/08/2018	01/02/2019
	501[c]	–	–	–	501	359p	–	01/08/2017	01/02/2018

All of the above options were granted for nil consideration.

[a]	Option granted on 17 June 2010 under the employee sharesave scheme, in which all employees of the company are entitled to participate.
[b]	Option granted on 27 June 2013 under the employee saveshare scheme, in which all employees of the company are entitled to participate.

[c]	Option granted on 26 June 2014 under the employee sharesave scheme, in which all employees of the company are entitled to participate.

136	BT Group plc
Annual Report 2016

Comparison of Chief Executive remuneration to Total Shareholder Return

This graph illustrates the performance of BT Group plc measured by TSR relative to a broad equity market index over the past seven years. We consider the FTSE100 to be the most appropriate index against which to measure performance, as BT has been a constituent of the FTSE100 throughout the seven-year period, and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

Source: Datastream

The graph shows the relative TSR performance of

BT and the FTSE100 over the past seven years.

History of Chief Executive remuneration

Year end	Chief Executive	Total rem £000	Annual bonus (% of max)	ISP vesting (% of max)
2016[a]	Gavin Patterson	5,396	45%	82.01%
2015	Gavin Patterson	4,562	58%	67.4%
2014[b]	Gavin Patterson	2,901	62%	78.7%
	Ian Livingston	4,236	35%	63.4%
2013	Ian Livingston	9,402	65%	100%
2012	Ian Livingston	8,520	73%	100%
2011	Ian Livingston	4,009	79%	0%
2010	Ian Livingston	3,556	71%	0%

[a]	The total remuneration figure includes the ISP award as CEO BT Retail and the first award as Chief Executive, granted in 2013.
[b]	Ian Livingston stepped down on 10 September 2013 and Gavin Patterson took over from that date.

Percentage change in Chief Executive remuneration (comparing 2014/15 to 2015/16)

The table opposite illustrates the increase in salary, benefits and annual bonus for the Chief Executive and that of a representative group of the company’s employees.

For these purposes, we have used the UK management and technical employee population representing around 21,500 people because they also participate in performance related pay arrangements on a similar basis as executive directors.

	Salary	Benefits[a]	Bonus[b]
% Change in Chief Executive remuneration	2.5%	5.5%	–20%
% Change in comparator group[c]	2.5%	0%	–20%

[a]	The increase in benefits for the Chief Executive was around £2,000.
[b]	The bonus comparator is based on cash bonus only to give a better like for like comparison.
[c]	Comparator group is the UK management and technical employee population representing around 21,500 individuals.

Relative importance of spend on pay

The table below illustrates the change in total remuneration and dividends and share buy-back paid.

Area	2015/16 (£m)	2014/15 (£m)	% Change
Remuneration paid to all employees	4,639	4,551	2%
Dividends/share buybacks	1,390	1,244	12%

Implementation of Remuneration Policy in 2016/17

Base salary

The committee continues to position salaries towards the lower end of market practice for our comparator companies. Comparator company information is provided by Deloitte, independent adviser to the committee, and consists of companies of a similar size or market capitalisation and/or companies which have a similar business mix and spread as BT or operate in comparable markets.

Gavin Patterson will receive a salary increase to £996,825 per annum effective June 2016, an increase of 2.5%.

Tony Chanmugam will not receive a salary increase this year.

The incoming Group Finance Director will receive a salary of £700,000 a year.

Benefits

The committee has set benefits in line with the Remuneration Policy set out on pages 142 to 148. There are no changes proposed to the benefit framework for 2016/17.

Pension

Current levels of pension provision for 2016/17 are the same as for 2015/16. Executive directors receive an annual amount equal to 30% of salary in lieu of pension provision.

Clawback

The clawback provisions introduced in 2015/16 will continue for annual bonus payments relating to the 2016/17 financial year paid in May 2017, and for ISP awards made in June 2016. The annual bonus clawback will apply for one year following payment. The ISP clawback arrangements may be enforced by the committee in the two year period post-vesting of any awards.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Annual bonus

The level of bonus opportunity for the Chief Executive, Group Finance Director and incoming Group Finance Director is set out in the table below.

Level of 2016/17 bonus
	Chief Executive	Group Finance Director	Incoming Group Finance Director
Annual cash	Target 80% of	Target 70% of	Target 80% of
bonus	salary	salary	salary
	Maximum 160%	Maximum 140%	Maximum 120%
	of salary	of salary	of salary
Deferred bonus	Target 40% of	Target 35% of	Target 40% of
in shares	salary	salary	salary
	Maximum 80% of	Maximum 70% of	Maximum 60% of
	salary	salary	salary
Total bonus	Target 120% of	Target 105% of	Target 120% of
	salary	salary	salary
	Maximum 240%	Maximum 210%	Maximum 180%
	of salary	of salary	of salary

The 2016/17 annual bonus structure and weighting is set out below.

Adjusted earnings per share; normalised free cash flow; and revenue excluding transit have a direct impact on shareholder value. Customer service (measured through our RFT and the customer perception measure) is vital to the company’s long-term health and growth. All four of these measures are KPIs for BT and are defined on page 96.

We have added an integration synergies measure. This will focus executives on delivering the EE acquisition effectively and in a timely manner and also increases the proportion of the total annual bonus based on financial performance.

We do not publish details of the financial targets in advance since these are commercially confidential. We will publish achievement against these targets at the same time as we disclose bonus payments in the Annual Report Form & 20-F 2017 so that shareholders can evaluate performance against those targets.

The personal contribution measure is aligned to our strategy and is assessed by the Chief Executive for the Group Finance Director and each senior executive, and by the Chairman for the Chief Executive.

Performance against the personal contribution element is assessed individually and is based on achievement against individual objectives, organisational culture and growth measures.

Incentive Share Plan

The 2016 ISP award for the Chief Executive will be 400% of salary and for the incoming Group Finance Director will be 350% of salary. Whilst he would ordinarily receive an award, given his departure later in the year and on the basis of the pro-rating applied to his ISP awards, no award (in lieu of granting and subsequently lapsing it) will be made to the outgoing Group Finance Director in 2016. We expect to grant the Chief Executive’s award with the normal operation of the plan in June 2016, and will grant to the incoming Group Finance Director once he has joined the company later in the summer. The number of shares awarded is calculated using the average middle market price of a BT share for the three days prior to the grant. The 2016 ISP awards will be subject to a holding period of two years, commencing from the end of the three-year performance period. The holding period will apply to the number of shares received on vesting after tax and other statutory deductions. No further performance measures will apply during the holding period as performance will have already been assessed.

The performance conditions will be the same as for the 2015 ISP: 40% based on relative TSR; 40% on normalised free cash flow; and 20% growth in underlying revenue excluding transit over a three-year performance period. These measures reflect the adjustments that the committee agreed for the acquisition of EE.

With one change, BT’s TSR comparator group for the 2016 ISP will be the same as for 2015 and comprise the companies listed below. The committee agreed the removal of Pharol (formerly Portugal Telecom) on the basis of scale compared to others in the group.

• Accenture	• KPN	• Telekom Austria

• AT & T	• National Grid	• Telenor

• Belgacom	• Orange	• TeliaSonera

• Cap Gemini	• Sky	• Verizon

• Centrica	• Swisscom	• Vodafone

• Deutsche Telekom	• TalkTalk

• Hellenic Telecom	• Telecom Italia

• IBM	• Telefónica

TSR vesting schedule

For the 2016 ISP awards, 40% of the potential outcome is based on relative TSR. The following graph shows the potential vesting of awards based on the TSR element.

138	BT Group plc
Annual Report 2016

The target ranges for the normalised free cash flow and underlying revenue growth excluding transit revenue are set out below:

Measure 2016/17–2018/19	Threshold	Level of vesting	Maximum	Level of vesting[a]
Normalised free cash flow[b]	£10.7bn	25%	£11.7bn	100%
Revenue growth[c]	2.1%	25%	7.6%	100%

[a]	Vesting level between threshold and maximum will be on a straight line basis.
[b]	Normalised free cash flow is defined on page 97.
[c]	Growth in underlying revenue excluding transit is defined on page 97.

The committee continues to believe that the free cash flow and revenue performance measures are challenging, and the financial performance necessary to achieve awards towards each target is stretching.

Adjustment of performance measures for outstanding ISP awards

Following completion of the EE acquisition in January 2016, the committee considered whether the previously set performance measures for the 2014 and 2015 ISP awards remained appropriate. Under the rules of the ISP, the committee agreed to adjust the performance measures to reflect the enlarged group as set out in the table below.

Measure 2014/15–2017/18	Threshold	Level of vesting	Maximum	Level of vesting
Normalised free cash flow
Original	£8.15bn	25%	£9.15bn	100%
Revised	£8.67bn	25%	£9.67bn	100%
Revenue growth
Original	3.5%	25%	6%	100%
Revised	2.35%	25%	5.35%	100%

Measure 2015/16–2018/19	Threshold	Level of vesting	Maximum	Level of vesting
Normalised free cash flow
Original	£8.6bn	25%	£9.6bn	100%
Revised	£10.25bn	25%	£11.25bn	100%
Revenue growth
Original	6.5%	25%	9%	100%
Revised	5.79%	25%	8.3%	100%

The revenue growth measure is based on growth in underlying revenue excluding transit, the impact of acquisitions and disposals and foreign exchange movements. So whilst the absolute value of revenue is targeted to increase significantly between 2015/16 and 2017/18, to maintain the principle of an underlying measure, the base year for revenue growth has been adjusted to include the actual performance of EE during this period, even though EE was not part of BT at the time. The movement in the range represents the relative growth opportunity from the acquisition of EE including revenue synergies and the impact of additional regulation and elimination of internal trading. This provides a fair target measure of performance and is considered to be no more or less difficult to achieve.

Chairman and non-executive director remuneration

The fees for non-executive directors, and for the Chairman, were reviewed during the year. The last review of non-executive director fees was in January 2015. In accordance with the Articles of Association, the Chairman and executive directors conducted the review, and considered the role and requirements of BT, together with the fees paid to non-executive directors at companies of a similar size and complexity. Company comparator information was provided by Deloitte, independent advisers to the committee, using the same comparator group of companies as for executive remuneration. Following the review, the basic fee for a non-executive director was increased to £72,000 per year (from £70,000) from 1 January 2016. The Chairman’s fee was reviewed by the committee (of which he is not a member) and it was agreed no increase should be applied.

The fees for membership of, or chairing, a committee were also reviewed and are reflected in the following table.

	2015/16 fee	2014/15 fee
Audit & Risk Committee member	£25,000	£20,000
Audit & Risk Committee chair	£35,000	£30,000
Nominating & Governance Committee member	£10,000	£7,500
Nominating & Governance Committee chair	n/aa	n/aa
Pensions Committee member	£10,000	£7,500
Pensions Committee chair	£25,000	£15,000
Committee for Sustainable & Responsible Business member	£5,000[b]	£5,000[b]
Committee for Sustainable & Responsible Business chair	n/aa	n/aa
Technology Committee member	£14,000	£5,000
Technology Committee chair	n/aa	n/aa
Remuneration Committee member	£15,000	£15,000
Remuneration Committee chair	£28,000	£25,000
Equality of Access Board member	n/a	n/a
Equality of Access Board chair	£72,500	£72,500

[a]	Where the Chairman or Chief Executive acts as Chair of a Board committee, no additional committee chair fee is payable.
[b]	External members of the CSRB receive a fee of £10,000 a year.

The Senior Independent Director receives an additional fee of £27,000 for that position.

An additional fee of £2,000 per trip is paid to those non-executive directors travelling on an inter-continental basis to Board and Board Committee Meetings.

No element of non-executive director remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

139

Overview	The Strategic Report	Governance	Financial statements	Additional information

The Remuneration Committee

This section describes the membership and role of the committee.

Who we are

Tony Ball chairs the Remuneration Committee, made up of independent non-executive directors, which met six times during the year.

Our membership and meeting attendance are set out below.

Committee members

	Meetings
Member	Eligible to attend	Attended
Tony Ball (Chairman)	6	6
Karen Richardson	6	6
Nick Rose	6	6

Other Remuneration Matters

In addition to the committee members, the Chairman and Chief Executive are invited to attend meetings, except in instances where their own remuneration is discussed, or other circumstances where their attendance would not be appropriate.

The committee regularly consults the Chief Executive, the Group HR Director, the HR Director, Reward and Pensions, and the Group General Counsel & Company Secretary.

Advisers

During the year, the committee received independent advice on executive remuneration matters from Deloitte LLP. Deloitte received £117,950 in fees for these services. The fees are charged on a time spent basis in delivering advice that materially assisted the committee in their consideration of matters relating to executive remuneration.

Deloitte is a founder member of the Remuneration Consultants Group and as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK.

The committee appointed Deloitte to the role of independent advisers to the committee in 2012 following a competitive tender exercise conducted by the committee.

The committee is comfortable that the Deloitte engagement partner and team, who provide remuneration advice to the committee, do not have connections with BT that may impair their independence or objectivity.

In addition, during 2015/16, Deloitte also provided the company with advice on corporate and indirect taxes, assistance with regulatory, risk and compliance issues and additional consultancy services.

Dilution

For a number of years we generally used treasury shares to satisfy the exercise of share options and the vesting of share awards under our employee share plans. We intend to use both treasury shares and shares purchased by the BT Group Employee Share Ownership Trust (the Trust) for share option exercises, and shares purchased by the Trust for the vesting of executive share awards in 2016/17. At the end of 2015/16, shares equivalent to 1.98% (2014/15: 3.81%) of the issued share capital (excluding treasury shares) would be required for all share options and awards outstanding. Of these, we estimate that for 2016/17, shares equivalent to approximately 0.30% (2014/15: 0.72%) of the issued share capital (excluding treasury shares) will be required for the all-employee share plans.

Outside appointments

The committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The committee will consider up to two external appointments (of which only one may be to the board of a major company), for which a director may retain the fees.

Gavin Patterson is a non-executive director of British Airways for which he receives an annual fee of £50,000 and the benefit of free BA flights.

Voting at the 2015 Annual General Meeting

The votes cast in respect of the Annual Remuneration Report at the Annual General Meeting held on 15 July 2015 were:

	Votes cast in favour	%	Votes cast against	%
Approve Annual
Remuneration Report	5,144,960,474	98.60%	72,885,498	1.40%

74,716,964 votes were withheld against approving the Annual Remuneration Report. A vote withheld is not counted when calculating voting outcomes.

Committee evaluation

The committee reviews its performance with Board members and other participants, including through the annual Board evaluation.

Independent non-executive directors’ letters of appointment

Each independent non-executive director has an appointment letter setting out the terms of his or her appointment. They do not have service contracts. The letter includes membership of any Board committees, the fees to be paid and the time commitment expected. We ask each non-executive director to allow a minimum commitment of 22 days each year, subject to committee responsibilities, and to allow slightly more in the first year in order to take part in the induction programme. The actual time commitment required in any year may vary depending on business. We highlight that additional time may be required if the company is going through increased activity.

Appointments are for an initial period of three years. During that period, either party can give the other at least three months’ notice of termination. All Board appointments automatically terminate in the event of a director not being elected or re-elected by shareholders at the Annual General Meeting each year. The appointment of a non-executive director is terminable on notice by the company without compensation. At the end of the period, the appointment may be continued by mutual agreement. Further details of appointment arrangements for independent non-executive directors are set out on page 140.

The appointment letter also covers matters such as confidentiality, data protection and BT’s share dealing code.

Tim Höttges was appointed as a non-independent non-executive director, following Deutsche Telekom’s nomination and his appointment letter reflects the terms of the Relationship Agreement between BT and Deutsche Telekom.

140	BT Group plc
Annual Report 2016

Directors’ service agreements and letters of appointment

The dates on which directors’ service agreements/initial letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment

Sir Michael Rake	26 September 2007	The agreement is terminable by the company on 12 months’ notice and by the director on six months’ notice.

Gavin Patterson	10 September 2013	Initial term until 10 September 2014, and thereafter terminable by the company on 12 months’ notice and by the director on six months’ notice.

Tony Chanmugam	1 October 2013	Initial term until 1 October 2014 and thereafter terminable by the company on 12 months’ notice and by the director on six months’ notice.

Non-executive directors

Tony Ball	16 July 2009	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in June 2015 following extension in 2012.

Nick Rose	1 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2013.

Jasmine Whitbread	19 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2013.

Karen Richardson	1 November 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in October 2014.

Iain Conn	1 June 2014	Letters of appointment are for an initial period of three years.

Isabel Hudson	1 November 2014

Mike Inglis	1 September 2015

Tim Höttges	29 January 2016	Appointed as a non-independent non-executive director under the terms of the Relationship Agreement between BT and Deutsche Telekom. The appointment is terminable immediately by either party.

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and any of the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. Simon Lowth, the incoming Group Finance Director joins the company on 4 July 2016. There are no family relationships between the directors.

Inspection by the public

The service agreements and letters of appointment are available for inspection by the public at the registered office of the company. They will also be available for inspection commencing one hour prior to the start of our AGM, to be held in Cardiff on 13 July 2016.

Tony Ball

Chairman of the Remuneration Committee

4 May 2016

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Remuneration Principles

Our remuneration principles are to maintain a competitive remuneration package that will attract, retain and motivate a high quality top team, avoid excessive or inappropriate risk taking and align their interests with those of shareholders.

We believe in pay for performance against challenging targets and stretching goals for the annual bonus (including deferred shares) and long-term incentive shares. Our approach is to set base salaries below the median for our comparator group. A significant proportion of the total remuneration package is therefore variable and linked to corporate performance.

The committee determines the remuneration policy for the executive directors and the Chairman. The Chairman is not a member of the committee.

The committee reviews the performance targets regularly to ensure that they are both challenging and closely linked to the group’s strategic priorities. Furthermore, because a large part of the remuneration package is delivered in shares and senior executives are required to build up a significant shareholding themselves, they are directly exposed to the same gains or losses as all other shareholders.

In setting directors’ remuneration, the committee takes account of the remuneration of other companies of similar size and complexity, using a comparator group defined with the assistance of our independent remuneration consultants Deloitte. The committee also takes into account the pay and employment conditions of all our employees.

The committee continues to keep under review the relationship of risk to remuneration. The Chair of the Audit & Risk Committee is a member of the Remuneration Committee.

The committee is also satisfied that the incentive structure for senior executives does not raise environmental, social or governance risks by inadvertently motivating irresponsible behaviour. Part of the annual bonus depends upon an assessment of each senior executive’s personal contribution and includes the results of the regular employee surveys and health and safety outcomes. Adherence to these measures is a basic criterion expected of all executives.

The committee retains absolute discretion to reduce variable compensation in light of risk and the group’s overall performance. We would only use this in exceptional circumstances.

Remuneration policy

The following pages set out our Directors’ remuneration policy (the ‘Policy’) which was approved by shareholders at the AGM on 16 July 2014 in accordance with section 439A of the Companies Act 2006.

The votes cast in respect of the Policy at the AGM in 2014 were:

	Votes cast in favour	%	Votes cast against	%
Approve Directors’ Remuneration policy	4,579,788,136	96.85%	148,973,373	3.15%

208,032,899 votes were withheld against the approval of the Policy. A vote withheld is not counted when calculating voting outcomes.

The Policy on pages 142 to 148 is a repeat of the Policy set out in the Annual Report & Form 20-F 2014 (on pages 104 to 110). The page cross references within the repeated Policy are to the respective pages in the Annual Report & Form 20-F 2014. The Policy, as approved, is also available online at bt.com/downloadcentre

We are repeating the Policy this year because we think that it is helpful when reading the Annual Remuneration Report.

Legacy matters

The committee may make remuneration payments and payments for loss of office outside of the Policy below, where the terms of the payment were agreed before the Policy came into effect, or at a time when the relevant individual was not an executive director of the company (provided that, in the opinion of the committee, the payment was not in consideration for the individual becoming an executive director of the company). This includes the exercise of any discretion available to the committee in connection with such payments. Any legacy payments would be disclosed in the Annual Remuneration Report for the relevant year.

Minor amendments

The committee may make minor amendments to the arrangements for the directors as described in the Policy, for regulatory, exchange control, tax or administrative purposes, or to take account of a change in legislation.

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Remuneration Policy

Executive Directors and Chairman

Policy Element	Operation and Opportunity	Performance measures or basis of payment

Base salary Purpose – a core element of remuneration, used to attract and retain executive directors of the calibre required to develop and deliver our business strategy.

Salaries for the executive directors and the Chairman are reviewed annually, although an out-of-cycle review may be conducted if the committee determines it appropriate. A review may not necessarily lead to an increase in salary. Salaries are paid monthly in cash.

The pay and conditions for all UK employees are considered when setting salaries for executive directors and the Chairman.

Whilst there is no maximum salary level, any increase will typically be broadly in line with BT’s UK employee population.

For the executive directors, higher increases may be made under certain circumstances, such as:

•  increase in the scope and/or responsibility of the individual’s role;

•  development of the individual within their role; and

•  where an executive director has been appointed to the Board at a lower than typical level of salary, for example to reflect less experience, larger increases may be awarded to move them closer to market practice as their experience develops.

Individual and business performance are taken into account in deciding salary levels.

Benefits Purpose – to support health and wellbeing and provide employees with a market competitive level of benefits.

Executive directors and the Chairman receive benefits which typically include (but are not limited to) company car (or monthly allowance in lieu of a car or part of such allowance not used for a car), fuel and/or driver, personal telecommunication facilities and home security, medical and dental cover for the directors and their immediate family, special life cover, professional subscriptions, personal tax advice and financial counselling up to a maximum of £5,000 (excluding VAT) a year.

Where executive directors are required to relocate, the committee may offer additional expatriate benefits, if considered appropriate.

The company purchases directors’ and officers’ liability insurance to cover the directors, and has in place a directors’ and officers’ indemnity. The insurance operates to protect the directors in circumstances where, by law, BT cannot provide the indemnity. Further details of the directors’ and officers’ liability insurance and indemnity are set out on page 112.

While no maximum level of benefits is prescribed, they are generally set at an appropriate market competitive level determined by the committee, taking into account a number of factors including:

•  the jurisdiction in which the employee is based;

•  the level of benefits provided for other employees within the group; and

•  market practice for comparable roles within appropriate pay comparators in that jurisdiction.

The committee keeps the benefit policy and benefit levels under regular review.

Annual bonus Purpose – to incentivise and reward delivery of our business plan on an annual basis.

Executive directors are eligible for an annual bonus. The Chairman is not eligible for an annual bonus. Awards are based on performance in the relevant financial year. The annual bonus is paid in two elements, a cash element, and a deferred element awarded in shares. Annual bonus amounts are not pensionable.

The committee sets annual bonus performance targets each year, taking into account key strategic priorities and the approved budget for the year.

The committee ensures that targets set are appropriately stretching in the context of the corporate plan and that there is an appropriate balance between incentivising executive directors to meet targets, while ensuring that they do not drive unacceptable levels of risk or drive inappropriate behaviours.

At least one-third of the annual bonus will be granted in the form of deferred shares to strengthen further the alignment of management interests with the long-term interests of shareholders. The deferred element in shares must be held for a deferral period which will not be less than three years. Additional shares may be accrued in lieu of dividends and awarded on any shares which vest. If following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of deferred shares, including to nil. Further information on the malus provisions are set out on page 109. The maximum annual bonus opportunity is 240% of base salary.

The committee seeks to effectively reward performance against the key elements of our strategy. Measures used typically include, but are not limited to:

•  financial performance measures – these are chosen carefully to ensure alignment between reward and underlying financial performance. As an example, such measures may include free cash flow and earnings per share; and

•  non-financial performance measures – these reflect key company, strategic and individual goals. For example, such measures may include customer service, purposeful company and personal objectives.

In terms of weighting, non-financial measures will typically account for no more than 50% of the total annual bonus.

A sliding scale between 0% and 100% of the maximum award applies for achievement between threshold and maximum performance under the bonus plan.

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Policy Element	Operation and Opportunity	Performance measures or basis of payment

Incentive Share Plan (ISP) Purpose – to incentivise executive directors over the longer-term, by rewarding delivery of stretching targets linked to our strategy and long-term value creation.

Executive directors are eligible to participate in the ISP. The Chairman is not eligible to participate. The ISP forms the long-term variable element of executive remuneration. Awards are discretionary and normally vest subject to performance measured over a three-year period.

Under the terms of the plan rules the current ISP has no maximum award level. The committee have determined that it will impose limits for executive directors to apply to future awards. The maximum normal ISP award that may be awarded to an executive director in respect of any financial year of the company will be 400% of basic salary. In exceptional circumstances, for example recruitment, this limit may be increased to 500% of basic salary.

The proposed award levels for 2014/15 are set out on page 101.

Where shares vest, additional shares representing the value of reinvested dividends are added. In respect of ISP awards made to executive directors in June 2014 and future years, there will be a further holding period of two years, commencing from the end of the three-year performance period applicable to the net number of shares received after tax and other statutory deductions. During the holding period, no further performance measures will apply as performance will already have been assessed.

If following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of shares, including to nil. Further information on the malus provisions are set out on page 109.

The committee aligns the performance measures under the ISP with the long-term strategy of the company and considers that strong performance under the chosen measures should result in sustainable value creation:

•  financial measures – to reflect the financial performance of our business and a direct and focused measure of company success and for example may include free cash flow and revenue measures. We set targets to be appropriately stretching, with regard to a number of internal and external reference points including our business plan and consensus market expectations; and

•  share price performance measures, to reflect the ultimate delivery of shareholder returns which may, for example, include TSR. This promotes alignment between executive director reward and shareholder value creation. Targets are set with reference to wider market practice and positioned at a level which we consider represents stretching performance. Targets will be measured against a comparator group containing other telecommunication companies and/or companies which are either similar in size or market capitalisation and/or have a similar business mix and spread as BT or operate in comparable markets.

In terms of weighting, share price performance measures will typically account for no more than 50% of the total award.

Under each performance measure, performance below threshold levels would result in nil vesting for that element. For threshold levels of performance, no more than 25% of the maximum for that element would typically vest, rising to 100% for maximum performance.

If an event or transaction occurs which causes the committee to conclude a target is no longer appropriate, the committee can amend that target in a manner which is reasonable in the circumstances provided that the new target produces a fairer measure of performance and is not materially less difficult to satisfy.

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Policy Element	Operation and Opportunity	Performance measures or basis of payment

Pension Purpose – to attract and retain executive directors of the right calibre by providing market competitive post-retirement income.

Executive directors currently receive a cash allowance in lieu of pension.

The committee may determine that alternative pension provisions will operate for new appointments to the Board. When determining pension arrangements for new appointments, the committee will give regard to:

•  the cost of the arrangements;

•  pension arrangements received elsewhere in the group; and

•  relevant market practice.

The Chairman does not receive a pension benefit or payment in lieu of such benefit, but does receive a lump sum death in service benefit of £1m.

For executive directors, the maximum cash allowance (or equivalent contribution to an executive director’s pension) may not exceed 30% of salary.

Executive directors who are not members of the BT Pension Scheme benefit from a death in service cover of a lump sum of 4x salary and a dependant’s pension of 30% of capped salary.

Save As You Earn Scheme (saveshare) Purpose – to encourage employee share ownership.	Executive directors and the Chairman may participate in the saveshare (HMRC approved savings related share option plan) on the same basis as other eligible employees.	All participants may invest up to the limits operated by the company at the time. There are no performance measures attached to these awards.

ESIP (directshare) Purpose – to encourage employee share ownership.	Executive directors and the Chairman may participate in the Directshare (HMRC approved purchase of shares from gross salary) on the same basis as other eligible employees.	All participants may invest up to the limits operated by the company at the time. There are no performance measures attached to these awards.

Notes to the policy table

1.	For further information on the performance measures applicable to the annual bonus and ISP see page 101.
2.	No performance measures are applicable to salary, benefits, pension, BT saveshare and BT directshare in line with market practice.

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Remuneration arrangements throughout the company

BT operates in a number of different environments and has many employees who carry out diverse jobs across a number of countries:

•	all employees, including directors, are paid by reference to the market rate;
•	performance for managers is measured and rewarded through a number of performance-related bonus schemes across the group;
•	business unit performance measures are cascaded down through the organisation;
•	BT offers employment conditions that reflect our values and are commensurate with a large publicly listed company, including high standards of health and safety and equal opportunities;
•	BT operates all employee share plans in many countries. These are open to all employees where offered; and
•	BT offers a range of employee benefits many of which are available to everyone.

Recruitment

Our recruitment policy is based on a number of key principles:

•	we aim to provide a remuneration package which is sufficient to attract, retain and motivate key talent, while at all times ensuring that we pay no more than is necessary, with due regard to the best interests of the company and our shareholders;
•	the committee will take a number of factors into account in determining the appropriate remuneration package. For example, these may typically include the candidate’s experience and calibre, their circumstances, external market influences and arrangements for existing executive directors;
•	the ongoing remuneration package offered to new directors will only include those elements listed within the policy table;
•	the committee may also consider providing additional benefits to expatriate appointments, where appropriate; and
•	the committee will provide full details of the recruitment package for new executive directors in the next Annual Report on Remuneration and will provide shareholders with the rationale for the decisions that were taken.

The maximum level of variable pay (excluding buyouts for which see below) which may be awarded in respect of a recruitment event (internal or external), will not exceed 740% of base salary, representing the current maximum award under the annual bonus and ISP.

In addition, to facilitate recruitment, the committee may make a one-off award to buy-out variable incentives which the individual would forfeit at their current employer. The committee will give consideration to any relevant factors, typically including the form of the award (eg cash or shares), the proportion of the performance/vesting period outstanding and the potential value of the forfeited remuneration, including performance conditions attached to the awards, the likelihood of those conditions being met, and the timing of any potential payments.

In making buying-out awards, the committee may use the relevant provision in the Financial Conduct Authority Listing Rules. This allows for the granting of awards specifically to facilitate, in unusual circumstances, the recruitment of an executive director, without seeking prior shareholder approval. In doing so, the committee will comply with the relevant provisions in force at the date of this report.

Where an executive director is appointed from within the organisation, the company will honour legacy arrangements in line with the original terms and conditions.

In the event of the appointment of a new non-executive director, remuneration arrangements will be in line with those detailed on page 103.

Payment for loss of office

In a departure event, the committee will typically consider:

•	whether any element of annual bonus should be paid for the financial year. Any bonus paid will be limited to the period served during the financial year in which the departure occurs;
•	whether any of the share element of deferred bonus awarded in prior years should be preserved either in full or in part;
•	whether any awards under the ISP should be preserved either in full or in part and if relevant whether the post vesting holding period should apply.

The committee has historically maintained a discretionary approach to the treatment of leavers, on the basis that the facts and circumstances of each case are unique.

In an exit situation, the committee will consider: the individual circumstances; any mitigating factors that might be relevant; the appropriate statutory and contractual position and the requirements of the business for speed of change.

The default position is that an unvested ISP or DBP award or entitlement lapses on cessation of employment, unless the committee applies discretion to preserve some or all of the awards. This provides the committee with the maximum flexibility to review the facts and circumstances of each case, allowing differentiation between good and bad leavers and avoiding ‘payment for failure’.

When considering a departure event, there are a number of factors which the committee takes into account in determining appropriate treatment for outstanding incentive awards. These include:

•	the position under the relevant plan documentation;
•	the individual circumstances of the departure;
•	the performance of the company/individual during the year to date; and
•	the nature of the handover process.

In some cases, the treatment is formally prescribed under the rules of the relevant plan so that where there are ‘good leaver’ circumstances awards, which would otherwise lapse by default, vest either on the normal vesting date or on cessation of employment. These circumstances include death, injury, ill-health, disability, redundancy or sale of the company or business. If the director dies or leaves due to ill health or injury, ISP awards which have less than 12 months of the performance period remaining or DBP awards which have less than 12 months of the deferred period to run, vest automatically on leaving. In other leaver circumstances the committee has discretion to determine when, and to what extent, awards vest.

The committee considers the leaver circumstances along a continuum, ranging from ‘bad leaver’ scenarios such as termination of employment for gross misconduct or resignation, through to the ‘good leaver’ scenarios outlined above. Accordingly the committee may apply (or disapply) such performance conditions or time pro-rating to awards vesting in these circumstances as it considers appropriate.

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All-employee plans – leavers

The treatment of saveshare options and directshare shares on leaving is as determined under the respective HMRC approved rules. For saveshare, someone who ceases to be an employee in special circumstances (for example injury, disability, death, or following sale of the company or business where they work) may exercise the option within six months after leaving (or 12 months in the case of death) or the relevant corporate event. If someone leaves for a reason not falling within special circumstances, the option lapses on the date the individual leaves.

ISP/DBP – change of control

In the event of a takeover or scheme of arrangement involving the company, ISP and DBP awards will vest, at a minimum, to the extent that any applicable performance measures have been satisfied at the time (subject to the committee’s discretion to determine the appropriate level of vesting, having regard to such relevant factors as it decides to take into account). If the acquiring company offers to exchange awards over BT shares for awards over its shares (or shares in another company), awards will normally be exchanged and continue under the rules of the relevant plan. If within 12 months of a change of control, a participants employment is terminated by his employer other than for misconduct or performance or he or she resigned as a result of a reduction of his or her duties or responsibilities constituting a material breach of the individuals contract, the participant is entitled to receive an amount equal to the difference between the value he or she received on the change of control he would have received if the relevant performance condition had been met in full.

In the event of a voluntary winding up of the company, awards may vest on the members’ resolution to voluntarily wind-up the company being passed.

Employment conditions elsewhere in the group

The committee considers the pay and conditions of employees throughout the company when determining the remuneration arrangements for executive directors although no direct comparison metrics are applied.

In particular, the committee considers the relationship between general changes to UK employees’ remuneration and executive director reward.

Whilst the committee does not directly consult with our employees as part of the process of determining executive pay, the Board does receive feedback from employee surveys that takes into account remuneration in general. The committee also receives updates from the Group People Director.

Executive director and Chairman service contracts

The other key terms of the service contracts for the current executive directors and the Chairman are set out below.

The termination provisions described above are without prejudice to BT’s ability in appropriate circumstances to terminate in breach of the notice period referred to above, and thereby be liable for damages to the executive director or Chairman.

In the event of termination by BT, each executive director and the Chairman may have entitlement to compensation in respect of his or her statutory rights under employment protection legislation in the UK.

Where appropriate, BT may also meet a director’s reasonable legal expenses in connection with either his appointment or termination of his appointment.

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and any of the executive directors

Illustration of executive director pay scenarios

Our remuneration policy aims to ensure that a significant proportion of pay is dependent on the achievement of stretching performance targets. The committee has considered the level of total remuneration that would be payable under different performance scenarios and is satisfied that, as the graph below illustrates, executive pay is appropriate in the context of the performance required and is aligned with shareholders’ interests.

The illustrative scenarios below set out the total remuneration that might be received by each executive director for different levels of performance, based on our remuneration policy.

The minimum reflects base salary, pension and benefits only which are not performance related.

	Performance	Assumptions

Fixed pay	All scenarios

• Consists of total fixed pay – base salary, benefits and pension

– Base salary – salary effective as at June 2014

– Benefits – amount received by each director in 2013/14

– Pension – cash supplement in lieu of pension provision for 2014/15

Variable pay	Minimum	• No payout under the annual bonus • No vesting under the ISP
	On-target	• 50% of the maximum payout under the annual bonus • 25% of maximum vesting under the ISP
	Maximum	• 100% of the maximum payout under the annual bonus • 100% of maximum vesting under the ISP

For these purposes, we have assumed a usual maximum ISP award of 400% of base salary for the CEO and 280% of base salary for the GFD. The absolute maximum ISP award under our remuneration policy is 500% of base salary.

For the GFD, we have also assumed a maximum bonus opportunity of 210% of salary.

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Provision	Policy
Notice period	• 12 months’ notice by the company, six months’ notice by the executive director or Chairman (there is no fixed expiry date).
Termination payment

•  In lieu of giving an executive director or the Chairman 12 months’ notice, BT may terminate the director’s contract and make a payment in lieu of salary to which the director was entitled if he or she had received notice and the value of contractual benefits for the period.

•  In respect of the executive directors, the payments in lieu will be payable in equal monthly instalments until the date on which the notice period would have expired or (if earlier) the date on which the director secures alternate employment with the same or higher basic salary or fee. In the event that the director secures alternate employment at a basic salary of £30,000 or higher, but lower than their salary, payment in lieu will be reduced by the amount of the new lower salary received. The Board retains the right to lower the payment in lieu of the directors new employment if it considers the new employment terms of the director are not appropriately balanced between basic salary and other elements, and may cease making payments entirely where the Board is not satisfied the director is making reasonable efforts to secure alternative employment.

•  In respect of the Chairman, the payment in lieu will be payable in equal monthly instalments until the earlier of 12 months from the date of termination or the date the Chairman secures alternate full-time employment.

Remuneration and benefits

•  Participation in the incentive plans ISP, DBP and annual bonus, saveshare and directshare, is non-contractual. The Chairman does not participate in the ISP, DBP or any annual bonus.

•  Other benefits include pension (including life cover), dental cover, car, private health care (including spouse and children under age of 18 or 21 if in full time education), telecommunication facilities, home security and professional subscriptions. The Chairman does not receive pension benefits but is entitled to all other benefits.

•  The Chairman receives an all-inclusive fee for the role.

ISP awards have been shown at face value, with no share price growth or discount rate assumptions. All-employee share plans (saveshare and directshare) have been excluded, as have any legacy awards held by executive directors.

Fixed pay is calculated as follows:

	Salary £000	Benefits £000	Pension £000	Total fixed pay £000
Chief Executive	950	43	285	1,278
Group Finance Director	630	32	189	851

Other Remuneration Policies

Malus

Under the terms of the DBP and ISP, if following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of shares under award to take account of this, including to nil. In order to retain flexibility, the events under which this may apply are not formally stipulated in the rules. However, for illustration, such events may include, for example, miss-statement of the financial accounts, fraud or material failure of risk management. Other elements of remuneration are not subject to recovery arrangements.

Consideration of shareholder views

The committee is strongly committed to an open and transparent dialogue with shareholders on remuneration matters. We believe that it is important to meet regularly with our key shareholders to understand their views on our remuneration arrangements and discuss our approach going forward.

The committee will continue to engage with shareholders going forward and will aim to consult on any material changes to the application of the approved remuneration policy or proposed changes to the policy.

Non-executive directors

The Board aims to recruit high-calibre Non-Executive Directors (NEDs), with broad commercial, international or other relevant experience.

The table of remuneration policy for NEDs is set out on page 110.

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  Non-executive director fees

Element/purpose and link to strategy	Operation	Opportunity

Purpose – core element of remuneration, paid for fulfilling the relevant role

•  NEDs receive a basic fee, paid monthly in respect of their board duties.

•  Further fees may be paid for chairmanship or membership of Board committees or to the Senior Independent Director.

•  Additional fees up to £2,000 may also be payable to NEDs travelling regularly from overseas on an intercontinental basis to Board and committee meetings.

•  NEDs are not eligible for annual bonus, share incentives, pensions or other benefits.

•  Fees are typically reviewed annually.

•  Expenses incurred in the performance of non-executive duties for the company may be reimbursed or paid for directly by the company, as appropriate.

•  Current fee levels can be found in the Annual Report on Remuneration on page 103.

•  Fees are set at a level which is considered appropriate to attract and retain NEDs of the necessary calibre.

•  Fee levels are normally set by reference to the level of fees paid to NEDs serving on boards of similarly-sized, UK-listed companies, taking into account the size, responsibility and time commitment required of the role.

•  The company’s Articles of Association provide the maximum fee level is payable. The maximum is based on NED fees benchmarked as at 1 April 1999 with increases linked to the Retail Price Index.

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Directors’ information

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report, the Report on Directors’ Remuneration and the Financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the parent company financial statements in accordance with UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101). In preparing the consolidated financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group and the company for that period.

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether IFRS, as adopted by the European Union, and IFRS issued by the IASB and applicable UK GAAP including FRS 101 have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively;
•	notify the parent company’s shareholders in writing about the use of disclosure exemptions, if any, of FRS 101 used in the preparation of financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements and the Report on Directors’ Remuneration comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on pages 112 to 113 confirms that, to the best of their knowledge:

•	the consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and
•	the Strategic Report on pages 19 to 108 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Fair, balanced and understandable

In accordance with the principles of the UK Corporate Governance Code, we have processes and procedures in place to ensure that the information presented in the Annual Report is fair, balanced and understandable – these are described on page 119.

The Board considers, on the advice of the Audit & Risk Committee that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy.

Critical accounting estimates and key judgements, and significant accounting policies

Our critical accounting estimates and key judgements, and significant accounting policies are set out on pages 171 to 180 of the consolidated financial statements and conform with IFRS. These reflect changes required given the acquisition of EE this year. These policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2015/16 consolidated financial statements.

Disclosure of information to auditors

So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Going concern

The Strategic Report on pages 19 to 108 includes information on the group structure, strategy and business model, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. The Group Performance section on pages 93 to 108 includes information on our group financial results, financial outlook, cash flow and net debt and balance sheet position. Notes 23, 24, 25 and 27 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit, liquidity and market risks.

In accordance with IAS 1 ‘Presentation of financial statements’, and revised FRC Guidance on ‘risk management, internal control and related financial and business reporting’, management has taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the financial statements when assessing the group’s ability to continue as a going concern.

The directors carried out a robust assessment of the principal risks affecting the group (including those that would threaten our business model, future performance, insolvency or liquidity). Details of those risks and how we manage and mitigate them are set out in Our Risks on pages 46 to 56.

Having assessed the principal risks and other matters discussed in connection with the viability statement, in accordance with the 2014 UK Corporate Governance Code and the FRC Guidance, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements. This assessment covers the period to May 2017, which is consistent with the FRC Guidance.

150	BT Group plc
Annual Report 2016

Independent advice

The Board has a procedure for directors, in carrying out their duties, to take independent professional advice if necessary, at BT’s expense.

All directors also have access to the advice and services of the Company Secretary.

Directors’ and officers’ liability insurance and indemnity

For some years, BT has purchased insurance to cover the directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries against defence costs, civil damages and, in some circumstances, civil fines and penalties following an action brought against them in their personal capacity. The policy also covers such individuals whilst serving at the company’s request as directors of other companies or of joint ventures or on the boards of trade associations or charitable organisations. The insurance operates to protect the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity and also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ringfenced for the directors of BT Group plc.

As at 4 May 2016, and throughout 2015/16, the company’s wholly- owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of a similar group of people who would be covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.

Interest of management in certain transactions

During and at the end of 2015/16, none of BT’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

As set out below, Tim Höttges is a member of the Board as well as the CEO of Deutsche Telekom.

Power to authorise conflicts

All directors have a duty under the Companies Act 2006 (the 2006 Act) to avoid a situation in which he or she has, or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. The company’s Articles of Association include provisions for dealing with directors’ conflicts of interest in accordance with the 2006 Act. The company has procedures in place, which it follows, to deal with situations where directors may have any such conflicts, which require the Board to:

•	consider each conflict situation separately on its particular facts;
•	consider the conflict situation in conjunction with the rest of its duties under the 2006 Act;
•	keep records and Board minutes as to authorisations granted by directors and the scope of any approvals given; and
•	regularly review conflict authorisation.

In addition, following Tim Höttges appointment to the Board we created a Conflicted Matters Committee. Tim Höttges owes duties to both BT and DT and the Conflicted Matters Committee assists him in complying with his fiduciary duties (although ultimate responsibility rests with him). More details about the Conflicted Matters Committee can be found on page 115.

General information

US Regulation

New York Stock Exchange

BT, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.

We have reviewed the NYSE’s listing standards and believe that our corporate governance practices are consistent with them, with the following exception where we do not meet the strict requirements in the standards. These state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. We have a Nominating & Governance Committee whose terms of reference include governance and compliance issues (see Nominating & Governance Committee Chairman’s report on page 122). The Nominating & Governance Committee’s terms of reference are in line with the requirements set out in the standards. However, the committee is chaired by the Chairman, Sir Michael Rake, who is not considered independent under the NYSE’s listing standards. The Board and the Nominating & Governance Committee are made up of a majority of independent, non-executive directors.

The US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the US Securities and Exchange Commission (SEC) and NYSE listing standards require companies to comply with certain provisions relating to their audit committee. These include the independence of audit committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We comply fully with these requirements.

US Sarbanes-Oxley Act of 2002

BT has securities registered with the SEC. As a result, we must comply with those provisions of the Sarbanes-Oxley Act which apply to foreign issuers. We comply with the legal and regulatory requirements introduced under the Sarbanes-Oxley Act, in so far as they apply.

The Audit & Risk Committee includes Nick Rose who, in the opinion of the Board, is an ‘audit committee financial expert’ and is independent (as defined for this purpose). The Board considers that the committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various prior roles in major business, financial management, and financial function supervision and that this constitutes a broad and suitable mix of business and financial experience on the committee.

The code of ethics we have adopted for the purposes of the Sarbanes-Oxley Act applies to the Chief Executive, Group Finance Director and senior finance managers.

Disclosure controls and procedures

The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of that date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group.

151

Overview	The Strategic Report	Governance	Financial statements	Additional information

The Chief Executive and Group Finance Director concluded that BT’s disclosure controls and procedures are also effective to ensure that the information the company is required to disclose in reports that it files under the Securities Exchange Act of 1934 (Exchange Act) is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms.

The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting

BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the FRC Guidance on internal control (Turnbull), which is now reflected in the FRC Guidance on risk management, internal control and related financial and business reporting.

The scope of management’s assessment of the effectiveness of our internal control over financial reporting included all relevant operations, except for the operation of the subsidiary EE Limited, which we acquired in January 2016. This exclusion is in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition. EE Limited constituted 37% of total assets and 5% of the external revenue of the consolidated financial statements of the group for the year ended 31 March 2016.

Management has concluded that at 31 March 2016, BT’s internal control over financial reporting was effective.

There were no other changes in BT’s internal control over financial reporting that occurred during 2015/16 that have materially affected, or are reasonably likely to have materially affected, the group’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit & Risk Committee.

PricewaterhouseCoopers, which has audited the consolidated financial statements for 2015/16, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB.

Internal control and risk management

The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems each year. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews BT’s corporate responsibility policy annually. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with on pages 31 to 41 in the Delivering our strategy section.

We have enterprise-wide risk management processes for identifying, evaluating and managing the principal risks faced by the group. These processes have been in place throughout the year and have continued up to the date on which this document was approved. The processes are in accordance with the FRC Guidance on risk management, internal control and related financial and business reporting.

Risk assessment and evaluation take place as an integral part of BT’s annual strategic planning cycle. We have a detailed risk management process which identifies the key risks facing the group, each line of business and BT TSO.

The key features of our enterprise-wide risk management and internal control process (covering financial, operational and compliance controls) are:

•	senior executives collectively review the group’s key risks and have created a Group Risk Register describing the risks, owners and mitigation strategies. The Group Risk Panel and the Operating Committee review this before it is reviewed and approved by the Board;
•	the lines of business and BT TSO carry out risk assessments of their operations, create risk registers relating to those operations and ensure that the key risks are addressed;
•	senior executives with responsibility for major group operations report quarterly their opinion on the effectiveness of the operation of internal controls in their areas of responsibility;
•	the group’s internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and BT TSO; and
•	the Audit & Risk Committee, on behalf of the Board, considers the effectiveness of the group’s internal control procedures during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the Board. The Audit & Risk Committee has carried out these actions for 2015/16.

We have not dealt with joint ventures and associates, which BT does not control, as part of the group risk management process. They are responsible for their own internal control assessment.

Our significant accounting policies are set out on pages 174 to 180. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing done by our internal auditors. This serves to confirm the operation of the internal controls over financial reporting and compliance with the Sarbanes-Oxley Act. The Audit & Risk Committee reviews BT’s published financial results, related disclosures and accounting judgements. The committee’s activities are set out on pages 118 to 121.

The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which BT is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework, the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

152	BT Group plc
Annual Report 2016

Capital management and funding policy

The objective of our capital management and funding policy is to reduce net debt while investing in the business, supporting the pension fund and paying progressive dividends.

The Board reviews the group’s capital structure regularly. Management proposes actions which reflect the group’s investment plans and risk characteristics as well as the macro-economic conditions in which we operate.

Our funding policy is to raise and invest funds centrally to meet the group’s anticipated requirements. We use a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These are planned so as to mature at different stages in order to meet short, medium and long-term requirements.

Details of our treasury policy are included in note 27 to the consolidated financial statements.

Financial instruments

Details of the group’s financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 27 to the consolidated financial statements.

Credit risk management policy

We take proactive steps to minimise the impact of adverse market conditions on our financial instruments. In managing investments and derivative financial instruments, the group’s central treasury function monitors the credit quality across treasury counterparties and actively manages any exposures which arise. This central team continually reviews any credit exposures, whether arising from centrally-managed financial instruments or from the group’s trade-related receivables.

Management within the lines of business also actively monitors any exposures arising from trading balances.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 30 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on: our financial condition; changes in financial condition; revenues or expenses; results of operations; liquidity; capital expenditure; or capital resources.

Legal proceedings

We do not believe that there is any single current court action that would have a material adverse effect on our financial position or operations.

Other information – Listing Rules

For the purposes of LR 9.8.4CR, the information required to be disclosed by LR 9.8.4 R can be found on the pages set out below:

Section	Information	Page

(1)	Interest capitalised	Not material for the group

(2)	Publication of unaudited financial information	96

(4)	Details of unusual long-term incentive schemes	Not applicable

(5)	Waiver of emoluments by a director	Not applicable

(6)	Waiver of future emoluments by a director	Not applicable

(7)	Non pre-emptive issues of equity for cash	95 and 225

(8)	Non pre-emptive issue by a major subsidiary undertakings	Not applicable

(9)	Parent participation in a placing by a listed subsidiary	Not applicable

(10)	Contracts of significance involving a director or controlling shareholder	Not applicable

(11)	Provision of services by a controlling shareholder	Not applicable

(12)	Shareholder waivers of dividends	See below

(13)	Shareholder waivers of future dividends	See below

(14)	Agreements with controlling shareholders	Not applicable

In respect of LR 9.8.4R(12) and (13) the trustee of the BT Group Employee Share Ownership Trust agrees to waive dividends payable on the BT shares it holds for satisfying awards under various BT executive share plans. Under the rules of these share plans, the dividends are re-invested in BT shares which are added to the relevant share awards.

153

Overview	The Strategic Report	Governance	Financial statements	Additional information

Other statutory information – Companies Act 2006

Certain provisions of the 2006 Act require us to make additional disclosures. A number of these disclosures can be found elsewhere in this Annual Report as set out below:

Information	Page

Structure of BT’s share capital (including the rights and obligations attaching to the shares)	226 and 254 to 256

Restrictions on the transfer of BT shares and voting rights	254 to 256

Significant direct or indirect shareholdings	154

Appointment and replacement of directors	140 and 256

Significant agreements to which BT Group plc is a party that take effect, alter or terminate upon a change of control following a takeover	256 to 257

The disclosures which are not covered elsewhere in this Annual Report are:

•	BT has two employee share ownership trusts which hold BT shares for satisfying awards under the various employee share plans.
The trustee of the BT Group Employee Share Investment Plan may invite participants, on whose behalf it holds shares, to direct it how to vote in respect of those shares, and, if there is an offer for the shares or other transaction which would lead to a change of control of BT, participants may direct it to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the trustee abstains from voting those shares.
•	If there is an offer for the shares, the trustee does not have to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer and may otherwise take the action with respect to the offer it thinks fair.
•	No person holds securities carrying special rights with regard to control of the company.
•	Proxy appointment and voting instructions must be received by the registrars not less than 48 hours before a general meeting (see also page 255).
•	Any amendment of BT’s Articles of Association requires shareholder approval in accordance with legislation in force from time to time.
•	The powers of the directors are determined by UK legislation and the Articles of Association. The directors are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM.
•	We do not have any agreements with directors providing for compensation for loss of office or employment that occurs because of a takeover. There is similarly no provision for this in standard contracts for employees.
•	We are not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights.

Political donations

Our policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It could cover things like making Members of Parliament and others in the political world aware of key industry issues and matters affecting the company. These activities are important in enhancing their understanding of BT.

The authority for political donations we are requesting at the AGM is not designed to change our policy. It will, however, ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act. During 2015/16, the company’s wholly-owned subsidiary, British Telecommunications plc, paid the costs of attending the Conservative party corporate day and helped, with others, defray the costs of an economists’ dialogue (and associated report) hosted by the independent Centre for European Reform think-tank in the EU referendum context. These costs totalled £4,192 (2014/15: £2,579). No loans were made to any political party by any company in the BT group.

154	BT Group plc
Annual Report 2016

Shareholders and Annual General Meeting

Relations with shareholders

The Chief Executive and Group Finance Director, as well as other senior executives, hold meetings with BT’s institutional shareholders and prospective shareholders to discuss BT’s strategy and financial performance. The Chairman also met with shareholders during the year. All non-executive directors have an invitation to attend investor meetings if they wish. During the year we published a Class 1 shareholder circular and a listing prospectus in relation to our acquisition of EE. Shareholders voted in favour of the deal at a general meeting held in April 2015.

We control contact with institutional investors (and with financial analysts, brokers and the media) through written guidelines to ensure the protection of commercial and inside information that has not already been made generally available to the market.

During the year, we surveyed 10,000 private shareholders selected at random to help us improve shareholder engagement. We’ve continued to include more information on BT’s financial performance, strategy and future plans in our shareholder communications and we’re working with shareholders to combine duplicate accounts to ensure they receive one communication.

We provide the directors with regular reports and other written briefings on shareholders’ and analysts’ views and the Company Secretary notifies directors of changes in the holdings of the principal shareholders. We have procedures to ensure the timely release of inside information and for the publication of financial results and regulatory financial statements. The Disclosure Committee, a committee of senior executives, which is chaired by the Company Secretary, also reviews all significant announcements for accuracy and compliance requirements.

Substantial shareholdings

At 4 May 2016, BT had received notice, under the Financial Conduct Authority’s Disclosure & Transparency Rules, in respect of the following holding of shares:

	Date	Shares	% of total voting rights

BlackRock Inc	30 November 2015	599,717,880	7.16%[a]

Orange SA and Orange Telecommunications Group Limited	29 January 2016	398,725,107	4%

T-Mobile Holdings Limited	2 February 2016	1,196,175,322	12%

a Percentage based on BT’s issued share capital before the purchase of EE

As partial consideration for our purchase of EE Limited in January 2016, we issued 1,594,900,429 new ordinary shares (the ‘Consideration Shares’) to T-Mobile Holdings Limited and Orange Telecommunications Group Limited. Following Admission of the Consideration Shares, BT’s issued share capital is 9,968,127,681.

At 31 March 2016, BlackRock’s interest was 653,331,200 shares representing 6.56% of total voting rights. No requirement to notify the company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may decrease on the transfer of treasury shares for any of the company’s share plans.

In addition to the above, Invesco holds 318,220,301 shares representing 3.19% of total voting rights (based on BT’s issued share capital following Admission of the Consideration Shares). No changes in this holding were notified to BT in 2015/16.

Annual General Meeting

Resolutions

We’ll ask our shareholders to vote on the Annual Report at the AGM and to vote separately on the Report on Directors’ Remuneration.

As part of our policy to involve shareholders fully in the affairs of the company, we give them the opportunity at the AGM to ask questions about BT’s activities. We also give shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue. Before the AGM, we will count the proxy votes for and against each resolution, as well as votes withheld, and we’ll make the results available at the meeting. As at the 2015 AGM, we will take votes on all matters at the 2016 AGM on a poll, except procedural issues. We’ll count every vote cast, whether in person or by proxy at the meeting, and post the outcome of voting on the resolutions on our website as soon as possible after the meeting. It is our policy for all directors to attend the AGM if at all possible. While, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairs of the Audit & Risk, Nominating & Governance and Remuneration Committees are at the AGM and are available to answer relevant questions. All the directors attended the 2015 AGM.

155

Overview	The Strategic Report	Governance	Financial statements	Additional information

We set out the 21 resolutions to be proposed at the 2016 AGM on 13 July, together with explanatory notes, in the separate Notice of meeting 2016 which we send to all shareholders who have requested shareholder documents by post. We notify all shareholders of the publication of these documents, which we send out in the most cost-effective way. We aim to give as much notice of our AGM as possible and at least 21 clear days’ notice, as required by our Articles of Association. In practice, we send these documents to shareholders more than 20 working days before the AGM. (For other general meetings this should be at least 14 working days in advance).

We will propose at the AGM resolutions to re-appoint PricewaterhouseCoopers as BT’s auditors and to authorise the directors to agree their remuneration.

Authority to purchase shares

The authority given at last year’s AGM, held on 15 July 2015, for BT to purchase in the market 837m of its shares, representing 10% of the issued share capital, expires on 13 July 2016. Shareholders will be asked to give a similar authority at the 2016 AGM.

During 2015/16, 46m shares of 5p each were purchased under this authority (0.46% of the share capital) for a consideration of £210m, at an average price of £4.57 per share. During 2015/16, 39m treasury shares were transferred to meet BT’s obligations under our employee share plans. At 29 April 2016, we held a total of 6.9m shares as treasury shares. All of those shares were purchased in an on-market buy back programme from May 2015 to March 2016.

In addition, the BT Group Employee Share Ownership Trust purchased 22m BT shares for a total consideration of £103m, of which 16.6m shares continued to be held in the Trust at 29 April 2016.

Cross reference to the Strategic Report

As permitted by the Companies Act, we have chosen to include in the Strategic Report the following information (required by law to be included in the Report of the Directors):

•	the final dividend proposed by the Board (page 95);
•	an indication of likely future developments in the business of the company (see the Strategic Report on pages 19 to 108);
•	an indication of our R&D activities (page 36);
•	information about our people (page 31); and
•	information about greenhouse gas emissions (page 44).

By order of the Board

Dan Fitz

Group General Counsel & Company Secretary

4 May 2016

156	BT Group plc
Annual Report 2016

157

Overview	The Strategic Report	Governance	Financial statements	Additional information

Financial statements

158	Auditors’ reports – consolidated financial statements
158	United Kingdom opinion
164	United States opinion
165	Group income statement
166	Group statement of comprehensive income
167	Group balance sheet
168	Group statement of changes in equity
169	Group cash flow statement
170	Notes to the consolidated financial statements
170	Basis of preparation
171	Critical accounting estimates and key judgements
174	Significant accounting policies
181	Segment information
185	Operating costs
186	Employees
186	Audit, audit related and other non-audit services
187	Specific items
188	Taxation
191	Earnings per share
191	Dividends
192	Intangible assets
194	Property, plant and equipment
195	Business combinations
196	Programme rights
196	Inventories
197	Trade and other receivables
198	Trade and other payables
198	Provisions
199	Retirement benefit plans
206	Own shares
207	Share-based payments
209	Investments
210	Cash and cash equivalents
210	Loans and other borrowings
213	Finance expense
214	Financial instruments and risk management
220	Other reserves
220	Related party transactions
221	Financial commitments and contingent liabilities
221	Subsequent events
222	Auditors’ report – parent company financial statements
223	Financial statements of BT Group plc
228	Related undertakings

158	BT Group plc
Annual Report 2016

United Kingdom opinion

Independent auditors’ report to the members of BT Group plc

Report on the group financial statements

Our opinion

In our opinion, BT Group plc’s group financial statements (the financial statements):

•	give a true and fair view of the state of the group’s affairs as at 31 March 2016 and of its profit and cash flows for the year then ended;
•	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union; and
•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 1 to the financial statements, the group, in addition to applying IFRS as adopted by the European Union, has also applied IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion, the financial statements comply with IFRS as issued by the IASB.

What we have audited

The financial statements, included within the Annual Report & Form 20-F 2016 (the Annual Report), comprise:

•	the group balance sheet as at 31 March 2016;
•	the group income statement for the year then ended;
•	the group statement of comprehensive income for the year then ended;
•	the group cash flow statement for the year then ended;
•	the group statement of changes in equity for the year then ended; and
•	the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and IFRS as adopted by the European Union.

Our audit approach

Context

The group acquired EE Limited on 29 January 2016. The acquisition accounting became an area of focus for the audit for the year ended 31 March 2016 as acquisition accounting is inherently complex and requires the directors to make judgements regarding the assets and liabilities acquired and their valuation. We also considered other potential areas of focus for our audit as a result of the acquisition and the group’s entry into mobile. Commissions paid to third party dealers are common in the industry, are material and are recorded in more than one accounting period and so this was an area of focus. Our other areas of focus were refined to reflect the acquisition of EE.

Overview

•	Overall group materiality: £130 million which represents 5% of average profit before tax for the current year and the previous three years.
•	We conducted full scope audit work at four reporting units – the primary UK trading company, EE, Italy and Germany. These units accounted for 79% of the group’s revenue and 93% of the group’s profit before tax.
•	Specific audit procedures were performed at five reporting units, based on our risk assessment, in France (two reporting units), Ireland, the Netherlands and Spain. These units accounted for 5% of the group’s revenue.

Our assessment of the risk of material misstatement also informed our views on the areas of particular focus for our work which are listed below:

•	Acquisition accounting for EE Limited under IFRS 3 ‘Business Combinations’
•	Major contracts in BT Global Services and BT Wholesale
•	Accuracy of revenue due to complex billing systems
•	Pension scheme obligations and unquoted investments in the BT Pension Scheme and the EE Pension Scheme
•	Regulatory and other provisions
•	Capitalisation practices and asset lives for property, plant and equipment and software intangible assets.
•	Recognition and measurement of potential tax exposures and tax assets
•	Assessment of the carrying value of goodwill in BT Global Services
•	Commissions paid to third party dealers

The scope of our audit and our areas of focus

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (ISAs (UK & Ireland)).

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are identified as “areas of focus” in the table below. We have also set out how we tailored our audit to address these specific areas in order to provide an opinion on the financial statements as a whole, and any comments we make on the results of our procedures should be read in this context. This is not a complete list of all risks identified by our audit.

159

Overview	The Strategic Report	Governance	Financial statements	Additional information

Area of focus	How our audit addressed the area of focus

Acquisition accounting for EE Limited under IFRS 3 ‘Business Combinations’	We evaluated the design and tested the operating effectiveness of controls around the acquisition accounting.

EE Limited was acquired on 29 January 2016 for £11.0bn. We focused on this because the acquisition is material and requires the use of significant management judgement regarding the identification of intangible assets acquired and the valuation of the assets and liabilities acquired. The valuation of certain of the assets involves the use of estimates regarding future cash flows.

A purchase price allocation exercise has been performed by management, assisted by an external expert. The primary element of the valuation exercise assessed the fair value of identifiable intangible assets in the form of software licences (£415m), telecommunications licences (£2,524m), customer relationships (£2,610m) and brand (£402m). The allocation also considered the fair values of property, plant and equipment, current assets and current and non current liabilities.

In testing the valuation of the intangible assets (customer relationships, telecommunications licences and the brand) acquired we:

•  assessed the methodology adopted by management and its appointed expert for calculating the fair values;

•  assessed the discount rates applicable to the transaction;

•  assessed the key valuation assumptions; and

•  validated and challenged key inputs and data used in valuation models such as customer numbers, ARPU and churn assumptions by reference to historical data and our expectations based on our experience of comparable businesses.

For the property, plant and equipment and software licences we assessed the methodology adopted by management and its expert for calculating the fair values.

Where applicable we used our valuation experts to independently reperform the valuations prepared by management and the expert.

We found the methodologies and the assumptions applied to be within a reasonable range.

Using our knowledge of the mobile and wider telecoms industry we assessed the completeness of the identification of the assets acquired and assessed the appropriateness of the assets’ useful economic lives. The assets identified and the lives assigned are consistent with our expectations.

We read relevant contracts, agreements and board minutes which supported our final conclusions in respect of the acquisition accounting.

Major contracts in BT Global Services and BT Wholesale

We focused on this area as it involves significant judgements in respect of:

•  the determination and timing of recognition of contract profits and the assumptions underpinning the lifetime profitability forecasts for the contracts;

•  completeness and adequacy of provisions against contracts projected to be loss making; and

•  the recoverability of contract-specific assets, including deferred costs and property, plant and equipment.

We tested a sample of major contracts through the year, focusing our work on those which were material by size or which we otherwise regarded as higher risk because of the nature of the contract or its stage of delivery. In performing this testing we assessed the appropriateness of the assumptions and judgements underpinning the accounting for these major contracts as follows:

•  We evaluated the design and tested the operating effectiveness of controls in respect of the accounting for major contracts.

•  We obtained and read the relevant sections of the contracts agreed between BT and the customer, tested a sample of revenue and cost transactions by tracing them to supporting evidence of delivery and acceptance and assessed the revenue recognised in the period by comparing it with the contractual terms and actual pattern of delivery of services.

•  We compared the forecast results of each contract to the actual results to assess the performance of the contract and the historical accuracy of forecasting.

We challenged the recoverability of contract-specific assets dedicated to the sampled contracts by examining contractual cover and the associated deferred revenue or assessing recoverability against the forecast profitability of the relevant contract.

We assessed the reasonableness of lifetime profitability forecasts by analysing historical contract performance relative to overall contractual commitments. We challenged the directors’ assumptions on the future costs including any forecast savings by assessing the actions required to achieve these forecasts. In determining whether the provisions for loss making contracts are adequate, we considered the results of the above procedures.

Based on the results of each of the procedures as set out above we considered the related financial statement amounts to be appropriate and in line with the group’s accounting policies as set out in note 3.

Accuracy of revenue due to complex billing systems

The accuracy of revenue amounts recorded is an inherent industry risk. This is because telecom billing systems are complex and process large volumes of data with a combination of different products sold and price changes in the year, through a number of different systems.

We evaluated the relevant IT systems and the design of controls, and tested the operating effectiveness of controls over the:

•  capture and recording of revenue transactions;

•  authorisation of rate changes and the input of this information to the billing systems; and

•  calculation of amounts billed to customers.

We determined that the operation of the controls provided us with evidence over the accuracy of revenue recorded.

We also tested a sample of customer bills and checked these to cash received from customers. Our testing included customer bills for consumers, corporate and wholesale customers.

Based on our work, we noted no significant issues in the accuracy of revenue recorded in the year.

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Area of focus	How our audit addressed the area of focus

Pension scheme obligations and unquoted investments in the BT Pension Scheme and the EE Pension Scheme

We focused on the BT Pension Scheme (BTPS) because the valuation of the BT Pension Scheme obligations (£49.1bn) and unquoted investments (£15.8bn) require the use of estimates and significant judgement, and a small change in the assumptions can have a material impact on the financial statements.

The EE Pension Scheme (EEPS) has significantly lower obligations (£710m) and unquoted investments (£99m). We focused on the EE Pension Scheme because the valuation of the obligations and unquoted investments also requires the use of estimates and significant judgement.

We evaluated the design and tested the operating effectiveness of controls in respect of the determination of the pension scheme obligations in the BTPS. We determined these controls to be operating and this provided us with evidence over the obligations.

We used our actuarial experts to assess the reasonableness of actuarial assumptions used in valuing pension scheme obligations. The assumptions used were consistent with our internally developed benchmarks.

The pension assets include significant unquoted pension asset investments. We tested the existence of the unquoted investments and the valuation of these investments on a sample basis. Specifically:

•  For property assets in BTPS, we tested internal controls at the property fund manager and obtained valuation reports prepared by third party specialist valuers. We assessed the methods and assumptions used by the valuers.

•  For direct investments held by the BTPS, the valuations of the investments are derived from discounted cash flow models. We assessed the assumptions used in the valuations by checking that the assumptions used were consistent with our internally developed range of discount rates, by comparing the cash flows to historical results and considering the impact of other external information. We tested the accuracy of the calculations and assessed whether the assumptions used were in line with other market participants and reflected the particular status of the investment shareholding.

•  For other unquoted investments in both schemes we obtained confirmations from the custodians and the investment managers.

We considered the estimates and judgements used by the directors for the obligations and the unquoted investments to be within an acceptable range.

Regulatory and other provisions

The group has total provisions of £723m relating to restructuring (£20m), property (£296m), asset retirement obligations (£78m), network share (£60m) and other of £269m (comprising litigation, regulatory risks and insurance claims).

Provisions are based on judgements and estimates made by the directors. In particular, the current telecom regulatory environment has seen an increased frequency and magnitude of matters brought to Ofcom and the Competition Appeal Tribunal in the UK.

For regulatory provisions, we read correspondence and pronouncements from Ofcom and the Competition Appeal Tribunal. We held discussions with management to understand the risk associated with historical transactions where there is not yet a formal dispute but there is a known risk of dispute.

For property provisions we tested the underlying cash flows on a sample basis to third party data and assessed the discount rate applied by the directors.

For legal provisions, we held discussions with the group’s general counsel and head of litigation, read the summary of litigation matters provided by management and discussed each of the material cases noted in the report to determine the group’ s assessment of the likelihood and magnitude of any liability that may arise. Where appropriate and relevant, we examined correspondence connected with the cases, including external legal advice.

For all provisions, including asset retirement obligations and network share, we tested the calculation of the provisions, assessed the assumptions including with third party data where available, and assessed the judgements against historical trends.

We considered the directors’ judgements on the level of provisioning to be appropriate.

Capitalisation practices and asset lives for property, plant and equipment and software intangible assets

Capitalisation of costs and the useful lives assigned to assets are areas of significant judgement by the directors.

There are two main risks that we addressed in our audit:

•  the risk that amounts being capitalised do not meet capitalisation criteria; and

•  the risk that the useful economic lives assigned to assets are inappropriate.

Our work also focused on the capitalisation of costs for broadband deployment under the BDUK programme and the recognition of the associated capital grants.

We evaluated the design and tested the operating effectiveness of controls around the property, plant and equipment cycle and software intangible assets cycle, including the controls over whether engineering (labour) activity is capital or operating in nature. We determined that the operation of the controls provided us with audit evidence in respect of the capitalisation practices.

We assessed the nature of costs incurred in capital projects through testing of amounts recorded and assessing whether the description of the expenditure met capitalisation criteria. We found no material misstatements from our testing.

We tested the controls over the annual review of asset lives. In addition, we tested whether the directors’ decisions on asset lives are appropriate by considering our knowledge of the business and practice in the wider telecoms industry. We also tested whether approved asset life changes were appropriately applied prospectively to the fixed asset register. We found that the asset lives were consistent with those commonly used in the industry and appropriately reflected technological developments.

We assessed the key assumptions (primarily the forecast level of end users) applied by the directors to calculate the level of capital grants attributable to superfast broadband deployment in rural areas and we tested the calculation of the accrual and deferral based on these assumptions and the current level of capital investment. We considered the level of grant recognition to be appropriate.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Area of focus	How our audit addressed the area of focus

Recognition and measurement of uncertain tax positions and potential assets relating to tax losses

We focused on this area due to the judgements required in determining the group’s effective tax rate, specifically in relation to the recognition of uncertain tax positions and potential deferred tax assets relating to tax losses.

The group has recognised a deferred tax asset of £293m relating to historical trading losses in EE. The recoverability of this asset is dependent on the future structuring of the group.

In conjunction with our tax specialists, we evaluated management’s rationale in relation to the level of tax provisions. We considered the status of recent and current tax audits and enquiries, the results of previous claims and changes to the tax environments. We utilised our specialist tax knowledge and experience of similar situations elsewhere to examine tax planning arrangements and assess management’s judgements. We considered the level of provisioning to be appropriate.

In the calculation of deferred tax assets, we evaluated the amount of tax losses recognised in light of future projected profitability of the relevant subsidiary companies, by assessing the forecasts against past results and our expectations of future trading performance.

In assessing the measurement and recoverability of the EE deferred tax asset we tested management’s controls over the calculation of the asset and the review of the future recoverability. We assessed the recoverability of the asset using both our specialist tax knowledge and our knowledge of the group.

We determined the deferred tax asset to be supported through the forecast of future profits and the proposed structuring of the group following the acquisition of EE.

Assessment of the carrying value of goodwill in BT Global Services

As at 31 March 2016, goodwill relating to the BT Global Services cash generating unit (CGU) amounted to £1,145m out of a total goodwill balance of £7,878m. The directors prepared an impairment assessment that was based on a value in use calculation of the BT Global Services CGU.

We focused on the impairment assessment for BT Global Services as the assessment is sensitive to changes in assumptions (in particular the long term growth rate, the discount rate and the assumptions underlying future operating cash flows). The directors concluded that there was no impairment of goodwill.

We agreed the cash flow forecasts used in the impairment model to Board approved forecasts. We considered the directors’ expectations in respect of material contract activity (including new business and contract renewals) and planned operational improvements and whether these were appropriately reflected in the cash flow forecasts.

We compared actual historical cash flow results for the BT Global Services CGU with previous forecasts and determined whether any differences fell within an acceptable range.

We independently calculated a weighted average cost of capital by making reference to market data and verified the long term growth rate to market data.

We assessed the sufficiency of the sensitivity analysis performed by the directors and performed further sensitivity analyses, primarily focused on changes in operating cash flows.

As a result of our work we determined that the judgement by the directors that no impairment was required was reasonable. We considered the disclosures in note 12 of the financial statements and assessed them as appropriate.

Commissions paid to third party dealers

As at 31 March 2016, commissions paid to third parties and recorded as a prepayment on the balance sheet total £104m.

We focused on this area as commissions paid to third party dealers who introduce customers to the EE network are material, and are recorded in more than one accounting period. We focused on whether the amounts payable have been accurately captured and whether amounts recorded on the balance sheet as assets are recoverable.

We read contracts with significant indirect channel dealers and considered the accounting treatment for commissions including the timing of recognition of commissions due on activation and over the customer life.

We tested a sample of commission payments and checked these to detailed commission payment documentation shared with dealers and to cash payments.

We tested the calculation of accruals for unpaid commissions including retrospective claims from dealers, and assessed the assumptions and judgements against historical trends.

We found no material misstatements in our substantive testing and, from the evidence obtained, we considered the directors’ judgements on the level of accruals and recoverability of assets through offset against future charges from the dealers to be appropriate.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the geographical structure of the group, the accounting processes and controls, and the industry in which the group operates.

The group’s accounting process is structured around a finance function in each of the reporting units. These are responsible for their own accounting records and controls and report to the head office finance team in London through an integrated consolidation system.

In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at reporting units by us, as the group engagement team, or component auditors from other PwC network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those reporting units to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the group financial statements as a whole.

For four reporting units (the principal UK trading company, EE, Italy and Germany), an audit of the complete financial information was performed. For EE the audit was performed on the period from the group’s acquisition date, 29 January 2016. These units accounted for 79% of the group’s revenue and 93% of the group’s profit before tax.

In five reporting units, based on our risk assessment, specific audit procedures on revenue and receivables, payables and cash were

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performed. This, together with additional procedures performed on centralised functions and at the group level, gave us the evidence we needed for our opinion on the financial statements as a whole.

The group engagement team performed the audit of the UK and EE reporting units. The group team visited Italy and conference calls were held with both our teams in Italy and Germany on a regular basis. The group engagement team was also involved in the audits of the five reporting units for which specific audit procedures were performed through a combination of visits and conference calls.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	£130m (2014/15: £120m)

How we determined it	5% of average profit before tax for the current year and the previous three years.

Rationale for benchmark applied	Consistent with last year, we used average profit before tax for the current year and previous three years to reduce volatility in the measure year on year.

We agreed with the Audit & Risk Committee that we would report to them misstatements identified during our audit above £5m (2014/15: £5m) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Going concern

Under the Listing Rules we are required to review the directors’ statement, set out on page 149, in relation to going concern. We have nothing to report having performed our review.

Under ISAs (UK & Ireland) we are required to report to you if we have anything material to add or to draw attention to in relation to the directors’ statement about whether they considered it appropriate to adopt the going concern basis in preparing the financial statements. We have nothing material to add or to draw attention to.

As noted in the directors’ statement, the directors have concluded that it is appropriate to adopt the going concern basis in preparing the financial statements. The going concern basis presumes that the group has adequate resources to remain in operation, and that the directors intend it to do so, for at least one year from the date the financial statements were signed. As part of our audit we have concluded that the directors’ use of the going concern basis is appropriate. However, because not all future events or conditions can be predicted, these statements are not a guarantee as to the group’s ability to continue as a going concern.

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

ISAs (UK & Ireland) reporting

Under ISAs (UK & Ireland) we are required to report to you if, in our opinion:

• information in the Annual Report is:	We have no exceptions to report.
– materially inconsistent with the information in the audited financial statements; or
– apparently materially incorrect based on, or materially inconsistent with, our knowledge of the group acquired in the course of performing our audit; or
– otherwise misleading

•   the statement given by the directors on page 149, in accordance with provision C.1.1 of the UK Corporate Governance Code (the Code), that they consider the Annual Report taken as a whole to be fair, balanced and understandable and provides the information necessary for members to assess the group’s position and performance, business model and strategy is materially inconsistent with our knowledge of the group acquired in the course of performing our audit.

We have no exceptions to report.

•   the section of the Annual Report on page 119, as required by provision C.3.8 of the Code, describing the work of the Audit & Risk Committee does not appropriately address matters communicated by us to the Audit & Risk Committee.

We have no exceptions to report.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

The directors’ assessment of the prospects of the group and of the principal risks that would threaten the solvency or liquidity of the group
Under ISAs (UK & Ireland) we are required to report to you if we have anything material to add or to draw attention to in relation to:

•   the directors’ confirmation on page 149 of the Annual Report, in accordance with provision C.2.1 of the Code, that they have carried out a robust assessment of the principal risks facing the group, including those that would threaten its business model, future performance, solvency or liquidity.

We have nothing material to add or to draw attention to.

• the disclosures in the Annual Report that describe those risks and explain how they are being managed or mitigated.	We have nothing material to add or to draw attention to.

•   the directors’ explanation on page 54 of the Annual Report, in accordance with provision C.2.2 of the Code, as to how they have assessed the prospects of the group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We have nothing material to add or to draw attention to.

Under the Listing Rules we are required to review the directors’ statement that they have carried out a robust assessment of the principal risks facing the group and the directors’ statement in relation to the longer-term viability of the group. Our review was substantially less in scope than an audit and only consisted of making inquiries and considering the directors’ process supporting their statements; checking that the statements are in alignment with the relevant provisions of the Code; and considering whether the statements are consistent with the knowledge acquired by us in the course of performing our audit. We have nothing to report having performed our review.

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Corporate governance statement

Under the Listing Rules we are required to review the part of the Corporate Governance Statement relating to ten further provisions of the Code. We have nothing to report having performed our review.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the parent company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the parent company financial statements of BT Group plc for the year ended 31 March 2016 and on the information in the Report on Directors’ Remuneration that is described as having been audited.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

4 May 2016

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Annual Report 2016

United States opinion

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of BT Group plc (the ‘company’)

In our opinion, the accompanying group balance sheets and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2016 and 31 March 2015 and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2016, based on criteria established in the FRC Guidance on risk management, internal control and related financial and business reporting.

The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first two paragraphs of Internal control over financial reporting in the Report of the Directors, General information, of the BT Group plc Annual Report & Form 20-F 2016.

Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the second paragraph of Internal control over financial reporting in the Report of the Directors, General information, of the BT Group plc Annual Report & Form 20-F 2016, management has excluded EE Limited from its assessment of internal control over financial reporting as of 31 March 2016, based on the FRC Guidance on internal control (‘Turnbull’), which is now reflected in the FRC Guidance on risk management, internal control and related financial and business reporting, because it was acquired by the company in a purchase business combination during 2016. We have also excluded EE Limited from our audit of internal control over financial reporting. EE Limited is a wholly-owned subsidiary whose total assets and total revenues represent 37% and 5% respectively, of the related consolidated financial statements amounts as of and for the year ended 31 March 2016.

PricewaterhouseCoopers LLP

London, United Kingdom

4 May 2016

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Group income statement

Year ended 31 March 2016	Notes	Before specific items £m	Specific items £m	[a]	Total £m

Revenue	4	18,909	133		19,042
Operating costs	5	(14,959)	(348)		(15,307)
Operating profit (loss)	4	3,950	(215)		3,735
Finance expense	26	(520)	(229)		(749)
Finance income		37	–		37
Net finance expense		(483)	(229)		(712)
Share of post tax profit of associates and joint ventures		6	–		6
Profit (loss) before taxation		3,473	(444)		3,029
Taxation	9	(607)	166		(441)
Profit (loss) for the year		2,866	(278)		2,588
Earnings per share	10
Basic					29.9p
Diluted					29.6p

Year ended 31 March 2015	Notes	Before specific items £m	Specific items £m	[a]	Total £m

Revenue	4	17,851	128		17,979
Operating costs	5	(14,118)	(381)		(14,499)
Operating profit (loss)	4	3,733	(253)		3,480
Finance expense	26	(577)	(299)		(876)
Finance income		17	–		17
Net finance expense		(560)	(299)		(859)
Share of post tax loss of associates and joint ventures		(1)	–		(1)
Profit on disposal of interest in associates and joint ventures	8	–	25		25
Profit (loss) before taxation		3,172	(527)		2,645
Taxation	9	(631)	121		(510)
Profit (loss) for the year		2,541	(406)		2,135
Earnings per share	10
Basic					26.5p
Diluted					26.1p

[a]	For a definition of specific items, see page 240. An analysis of specific items is provided in note 8.

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Annual Report 2016

Group income statement

Year ended 31 March 2014	Notes	Before specific items £m	Specific items £m	[a]	Total £m

Revenue	4	18,287	–		18,287
Operating costs	5	(14,866)	(276)		(15,142)
Operating profit (loss)	4	3,421	(276)		3,145
Finance expense	26	(603)	(235)		(838)
Finance income		12	–		12
Net finance expense		(591)	(235)		(826)
Share of post tax loss of associates and joint ventures		(3)	–		(3)
Loss on disposal of interest in associates and joint ventures	8	–	(4)		(4)
Profit (loss) before taxation		2,827	(515)		2,312
Taxation	9	(613)	319		(294)
Profit (loss) for the year		2,214	(196)		2,018
Earnings per share	10
Basic					25.7p
Diluted					24.5p

[a]	For a definition of specific items, see page 240. An analysis of specific items is provided in note 8.

Group statement of comprehensive income

Year ended 31 March	Notes	2016 £m	2015 £m	2014 £m

Profit for the year		2,588	2,135	2,018
Other comprehensive income (loss)
Items that will not be reclassified to the income statement
Actuarial gains (losses) relating to retirement benefit obligations	20	755	(1,051)	(1,179)
Tax on actuarial gains or losses	9	(240)	208	16

Items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	28	52	5	(176)
Fair value movements on available-for-sale assets	28	(2)	7	(27)
Fair value movements on cash flow hedges:
– net fair value gains (losses)	28	381	207	(528)
– recognised in income and expense	28	(230)	(218)	384
Tax on components of other comprehensive income that may be reclassified	9, 28	5	37	4
Other comprehensive income (loss) for the year, net of tax		721	(805)	(1,506)
Total comprehensive income for the year		3,309	1,330	512

167

Overview	The Strategic Report	Governance	Financial statements	Additional information

Group balance sheet

At 31 March	Notes	2016 £m	2015 £m

Non-current assets
Intangible assets	12	15,436	3,170
Property, plant and equipment	13	16,010	13,505
Derivative financial instruments	27	1,462	1,232
Investments	23	46	44
Associates and joint ventures		24	26
Trade and other receivables	17	233	184
Deferred tax assets	9	1,247	1,559
		34,458	19,720

Current assets
Programme rights	15	225	118
Inventories	16	189	94
Trade and other receivables	17	4,063	3,140
Current tax receivable		65	65
Derivative financial instruments	27	177	97
Investments	23	2,918	3,523
Cash and cash equivalents	24	497	434
		8,134	7,471

Current liabilities
Loans and other borrowings	25	3,237	1,900
Derivative financial instruments	27	48	168
Trade and other payables	18	7,289	5,276
Current tax liabilities		271	222
Provisions	19	171	142
		11,016	7,708
Total assets less current liabilities		31,576	19,483

Non-current liabilities
Loans and other borrowings	25	11,032	7,868
Derivative financial instruments	27	863	927
Retirement benefit obligations	20	6,382	7,583
Other payables	18	1,105	927
Deferred tax liabilities	9	1,262	948
Provisions	19	552	422
		21,196	18,675

Equity
Ordinary shares		499	419
Share premium		1,051	1,051
Own shares	21	(115)	(165)
Merger reserve		8,422	998
Other reserves	28	690	487
Retained loss		(167)	(1,982)
Total equity		10,380	808
		31,576	19,483

The consolidated financial statements on pages 165 to 221 and 228 to 237 were approved by the Board of Directors on 4 May 2016 and were signed on its behalf by:

Sir Michael Rake

Chairman

Gavin Patterson

Chief Executive

Tony Chanmugam

Group Finance Director

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Annual Report 2016

Group statement of changes in equity

	Notes	Share capital £m	[a]	Share premium £m	[b]	Own shares £m	[c]	Merger reserve £m	[d]	Other reserves £m	[e]	Retained (loss) earnings £m	Total equity (deficit) £m
At 1 April 2013		408		62		(832)		998		792		(1,690)	(262)
Profit for the year		–		–		–		–		–		2,018	2,018
Other comprehensive loss – before tax		–		–		–		–		(731)		(1,179)	(1,910)
Tax on other comprehensive loss	9	–		–		–		–		4		16	20
Transferred to the income statement		–		–		–		–		384		–	384
Total comprehensive (loss) income for the year		–		–		–		–		(343)		855	512
Dividends to shareholders	11	–		–		–		–		–		(781)	(781)
Share-based payments	22	–		–		–		–		–		60	60
Tax on share-based payments	9	–		–		–		–		–		106	106
Net buyback of own shares	21	–		–		3		–		–		(230)	(227)
At 1 April 2014		408		62		(829)		998		449		(1,680)	(592)
Profit for the year		–		–		–		–		–		2,135	2,135
Other comprehensive gain (loss) – before tax		–		–		–		–		219		(1,051)	(832)
Tax on other comprehensive gain (loss)	9	–		–		–		–		37		208	245
Transferred to the income statement		–		–		–		–		(218)		–	(218)
Total comprehensive income for the year		–		–		–		–		38		1,292	1,330
Issue of new shares[f]		11		989		–		–		–		–	1,000
Dividends to shareholders	11	–		–		–		–		–		(925)	(925)
Share-based payments	22	–		–		–		–		–		70	70
Tax on share-based payments	9	–		–		–		–		–		54	54
Net buyback of own shares	21	–		–		664		–		–		(783)	(119)
Other movements		–		–		–		–		–		(10)	(10)
At 1 April 2015		419		1,051		(165)		998		487		(1,982)	808
Profit for the year		–		–		–		–		–		2,588	2,588
Other comprehensive gain – before tax		–		–		–		–		428		758	1,186
Tax on other comprehensive gain	9	–		–		–		–		5		(240)	(235)
Transferred to the income statement		–		–		–		–		(230)		–	(230)
Total comprehensive income for the year		–		–		–		–		203		3,106	3,309
Issue of new shares[g]	14	80		–		–		7,424		–		–	7,504
Dividends to shareholders	11	–		–		–		–		–		(1,078)	(1,078)
Share-based payments	22	–		–		–		–		–		58	58
Tax on share-based payments	9	–		–		–		–		–		12	12
Net buyback of own shares	21	–		–		50		–		–		(275)	(225)
Other movements		–		–		–		–		–		(8)	(8)
At 31 March 2016		499		1,051		(115)		8,422		690		(167)	10,380

[a]	The allotted, called up, and fully paid ordinary share capital of BT Group plc at 31 March 2016 was £499m comprising 9,968,127,681 (2015: £419m comprising 8,373,227,252) ordinary shares of 5p each.
[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of own shares, see note 21.
[d]	The merger reserve balance at 1 April 2015 arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of prior parent company, British Telecommunications plc. On 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.7p per share. These shares were used as part consideration for the acquisition of EE. As a result of this transaction the merger reserve was credited with £7,424m net of £3m issue costs.
[e]	For further analysis of other reserves, see note 28.
[f]	On 12 February 2015, the company issued 222,000,223 ordinary shares of 5p at 455p per share, raising £1,000m net of issue costs. Share capital increased by £11m and share premium by £989m.
[g]	On 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.7p per share, raising £7,504m net of issue costs. Share capital increased by £80m and merger reserve by £7,424m.

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Group cash flow statement

Year ended 31 March	Note	2016 £m	2015 £m	2014 £m

Cash flow from operating activities
Profit before taxation		3,029	2,645	2,312
(Profit) loss on disposal of interest in associates and joint ventures		–	(25)	4
Share of post tax (profit) loss of associates and joint ventures		(6)	1	3
Net finance expense		712	859	826

Operating profit		3,735	3,480	3,145
Other non-cash charges (credits)		40	(19)	39
Loss on disposal of businesses		–	1	–
Depreciation and amortisation		2,630	2,538	2,695
(Increase) decrease in inventories		–	(13)	16
Increase in programme rights		(44)	(40)	(142)
Increase in trade and other receivables		(131)	(97)	(102)
Increase (decrease) in trade and other payables		78	(37)	(174)
Decrease in other liabilities[a]		(810)	(727)	(234)
(Decrease) increase in provisions		(63)	19	(100)
Cash generated from operations		5,435	5,105	5,143
Income taxes paid		(256)	(309)	(347)
Net cash inflow from operating activities		5,179	4,796	4,796

Cash flow from investing activities
Interest received		10	10	6
Dividends received from associates and joint ventures		17	–	–
Acquisition of subsidiaries[b]	14	(3,371)	(6)	(21)
Proceeds on disposal of subsidiaries[b], associates and joint ventures		–	26	2
Acquisition of joint ventures		(8)	(10)	(3)
Proceeds on disposal of current financial assets[c]		8,918	8,124	7,531
Purchases of current financial assets[c]		(8,252)	(9,898)	(8,773)
Proceeds on disposal of non-current asset investments		–	8	4
Proceeds on disposal of property, plant and equipment		7	100	10
Purchases of property, plant and equipment and software		(2,466)	(2,418)	(2,356)
Net cash outflow from investing activities		(5,145)	(4,064)	(3,600)

Cash flow from financing activities
Equity dividends paid		(1,075)	(924)	(778)
Interest paid		(558)	(590)	(614)
Repayment of borrowings[d]		(1,283)	(1,166)	(339)
Net repayment of commercial paper		–	(338)	(420)
Proceeds from bank loans and bonds		3,023	812	1,195
Cash flows from derivatives related to net debt		79	297	(209)
Drawdown on acquisition facility		3,200	–	–
Repayment of acquisition facility		(3,019)	–	–
Repayment of EE revolving credit facility		(100)	–	–
Proceeds from issue of own shares		90	1,201	75
Repurchase of ordinary share capital		(315)	(320)	(302)
Net cash inflow (outflow) from financing activities		42	(1,028)	(1,392)
Net increase (decrease) in cash and cash equivalents		76	(296)	(196)
Opening cash and cash equivalents[e]		407	684	919
Net increase (decrease) in cash and cash equivalents		76	(296)	(196)
Effect of exchange rate changes		(24)	19	(39)
Closing cash and cash equivalents[e]	24	459	407	684

a Includes pension deficit payments of £880m (2014/15: £876m, 2013/14: £325m).

b Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of.

c Primarily consists of investment in and redemption of amounts held in liquidity funds.

d Repayment of borrowings includes the impact of hedging and repayment of lease liabilities.

e Net of bank overdrafts of £38m (2014/15: £27m, 2013/14: £11m).

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Notes to the consolidated financial statements

1. Basis of preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB). The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of BT Group plc, the parent company.

New and amended accounting standards adopted with no significant impact on the group

The group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 April 2015:

–	Annual Improvements to IFRSs – 2010–12 Cycle and 2011–13 Cycle.
–	Defined Benefit Plans: Employee contributions – Amendments to IAS 19.

The adoption of these amendments did not have any impact on the current or prior periods.

New and amended accounting standards that have been issued but are not yet effective

The following standards have been issued and are effective for accounting periods ending on or after 1 April 2016 and are expected to have an impact on the group financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, IFRS 15 ‘Revenue from Contracts with Customers’ was issued and will be effective for periods beginning on or after 1 January 2018, following the July 2015 decision to delay the effective date by one year. For the group, transition to IFRS 15 will take place on 1 April 2018. Quarterly results in the 2018/19 financial year will be IFRS 15 compliant, with the first Annual Report and Form 20-F published in accordance with IFRS 15 being the 31 March 2019 report.

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative standalone selling price basis, based on a five-step model.

The group is still in the process of quantifying the implications of this standard, however we expect the following indicative impacts:

–	Currently, the group recognises connections revenue upon performance of the connection activity. The transition to IFRS 15 will result in this revenue being deferred and recognised on a straight-line basis over the associated line/circuit contractual period. This leads to the recognition of what is known as a contract liability – a liability arising from secured revenue flows – on the balance sheet.
–	Under the current accounting policy, revenue recognised in relation to equipment and mobile handsets is based on the corresponding customer charge when the asset is transferred to the customer. Generally customer premises equipment is provided for free, and mobile handsets are either provided for free or for a small upfront charge. Under IFRS 15, additional revenue will be allocated to all equipment and handsets with reference to the asset’s relative standalone value within the contract, regardless of contract pricing. As a result, on adoption of IFRS 15, there will be an acceleration of revenue for these items, with a corresponding reduction in ongoing service revenue over the contract period. The difference between the revenue and the customer charge will be recognised as a contract asset – a receivable arising from secured cash flows – on the balance sheet.
–	Sales commissions and other third party acquisition costs resulting directly from securing contracts with customers are currently expensed when incurred. IFRS 15 will require these costs of acquiring contracts to be recognised as an asset when incurred, to be expensed over the associated contract period.
–	IFRS 15 will also result in some contract fulfilment costs which are currently expensed at a point in time to be deferred on the balance sheet where they relate to a performance obligation which is satisfied over time.
–	IFRS 15 gives far greater detail on how to account for contract modifications than current revenue standards IAS 18 and IAS 11. Changes must be accounted for either as a retrospective change (creating either a catch up or deferral of past revenues), prospectively with a reallocation of revenues amongst identified performance obligations, or prospectively as separate contracts which will not require any reallocation.
–	There will be a corresponding effect on tax liabilities in relation to all of the above impacts.

The group is continuing its analysis of the expected impacts of transition to IFRS 15.

IFRS 9 ‘Financial instruments’

IFRS 9 was published in July 2014 and will be effective for BT from 1 April 2018 subject to EU endorsement. It is applicable to financial assets and financial liabilities, and covers the classification, measurement, impairment and de-recognition of financial assets and financial liabilities together with a new hedge accounting model.

We do not expect this to have a material impact on our results, with the key changes for BT being around documentation of policies, hedging strategy and new hedge documentation. However, the provision for lifetime expected losses on all financial assets will be reviewed as part of quantifying the impact of the standard.

IFRS 16 ‘Leases’

IFRS 16 was published in January 2016 and will be effective for BT from 1 April 2019, replacing IAS 17 ‘Leases’ subject to EU endorsement. The standard requires lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset is of low value.

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1. Basis of preparation continued

The group is in the process of quantifying the impact of the new standard. This will have a material impact on the group’s results and balance sheet, as a significant number of arrangements that are currently accounted for as operating leases will come onto the group’s balance sheet.

There are no other standards or interpretations issued but not yet effective which we expect to have a material impact on the group.

Presentation of specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/ disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items for the current and prior years are disclosed in note 8.

2. Critical accounting estimates
and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the Audit & Risk Committee. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. Judgements are required in assessing whether a contract becomes onerous and include a consideration of the lifetime profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate.

Key factors reviewed include:

–	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.
–	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.
–	The status of commercial relations with customers and the implication for future revenue and cost projections.
–	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

The carrying value of assets comprising the costs of the initial set-up, transition or transformation phase of long-term networked IT services contracts is disclosed in note 17.

Revenue from multiple element arrangements

Numerous service offers by the group include two components: equipment (eg a mobile handset) and a service (eg a talk plan). For the sale of multiple products or services, the group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting.

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements.

Sales of bundled offers in the mobile business frequently include a handset and a telecommunications service contract. There is objective and reliable evidence of fair value for the telecommunications service to be delivered and this represents the revenue recognised in respect of the services delivered. The residual value of the bundled offer therefore represents the revenue in respect of the handset. This is generally the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognised in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription.

Pension obligations

BT has a commitment, to pay pension benefits to over 310,000 people over a period of more than 70 years. This is mainly through the BTPS but also includes EE’s defined benefit scheme which has been consolidated on acquisition. The accounting cost of these benefits and the present value of our pension liabilities involve judgements about uncertain events including such factors as the life expectancy of the members, the salary progression of our current employees, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements.

The assumptions reflect historical experience and our judgement regarding future expectations.

The value of the net pension obligation at 31 March 2016, the key financial assumptions used to measure the obligation, the sensitivity of the IAS 19 pension liability at 31 March 2016, and

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2. Critical accounting estimates and key judgements continued

of the income statement charge in 2016/17 to changes in these assumptions are disclosed in note 20.

Useful lives for property, plant and equipment and software

The plant and equipment in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group.

The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans (including the group’s fibre rollout programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2015 had no significant impact in aggregate on the results for the year ended 31 March 2016.

The carrying values of software, property, plant and equipment are disclosed in notes 12 and 13. The useful lives applied to the principal categories of assets are disclosed on pages 176 and 177.

Provisions and contingent liabilities

As disclosed in note 19, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, asset retirement obligations, network assets, claims, litigation and regulatory risks.

Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

Restructuring programmes involve estimation of the direct cost necessary for the restructuring and exclude items that are associated with the on-going activities of the entity.

Asset retirement obligations involve judgement around the cost to dismantle equipment and restore sites upon vacation and the timing of the event. The provision represents the group’s best estimate of the amount that may be required to settle the obligation. Costs are expected to be incurred over a period of up to 20 years and the estimates are discounted using a rate that reflects the passage of time.

Network asset provisions represent our future operational costs and vacant site rentals arising from restructuring obligations relating to network share agreements. Costs are expected to be incurred over a period of up to 20 years and the estimates are discounted using a rate that reflects the passage of time.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk.

For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercised judgement in measuring the exposures to contingent liabilities (see note 30) through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the financial statements.

The complexity of the group means that it pays taxes across a number of countries. Where the interpretation of local tax law is not clear, the tax position taken in a tax return may be enquired into by the local tax authorities. We have processes in place to manage our uncertain tax provisions individually, but the process for agreeing the final tax liabilities can take a number of years to complete. Included within current tax liabilities is £278m in respect of these uncertain tax positions.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised, taking into account the expected timing and level of future taxable income.

Deferred tax assets are only recognised when management believe they will be recovered against future taxable profits, including the future release of deferred tax liabilities. In making this assessment, management uses the expectations of future revenue growth, operating costs, and profit margins assumed in the latest financial plans. Management also considers whether transfer pricing arrangements have been explicitly agreed with local tax authorities.

Changes in assumptions which underpin the group’s forecast could have an impact on the amount of future taxable profits and could have an impact on the period over which any deferred tax asset would be recovered.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet on page 167. The carrying value of the group’s deferred tax assets and liabilities, including the deferred tax asset recognised in respect of EE Limited’s historical tax losses, is disclosed in note 9.

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2. Critical accounting estimates and key judgements continued

Goodwill

Goodwill recognised in a business combination does not generate cash flows independently of other assets or groups of assets. As a result, the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level.

The determination of the CGU is judgemental and for goodwill impairment purposes represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, and cannot be larger than an operating segment. The relevant CGUs are deemed to be BT Global Services, BT Business, BT Consumer and EE which are the same units we report in our segmental reporting.

The value in use calculations require judgement in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and discount rate for each CGU.

The future cash flows used in the value in use calculations are based on the latest Board approved three-year financial plans and are adjusted for risks specific to the CGU. Expectations about future growth reflect the expectations of growth in the markets in which the CGU operates. The discount rate is derived from the group’s post-tax weighted average cost of capital which is assessed each year. Where relevant, the discount rate used in each CGU is adjusted for the risk specific to the asset for which the future cash flow estimates have not been adjusted.

Irrespective of whether there is any indication of impairment, the group is required to test annually for impairment of goodwill acquired in a business combination. The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 12.

Business combinations

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.

For the EE acquisition, BT provisionally paid £3,464m of cash and issued 1,595m of new shares valued at £7,507m using the opening share price of 470.7p per share on 29 January 2016, being the date of acquisition of EE and the date when the shares were admitted to trading.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The fair value of an asset or liability represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We used independent valuers to assist in the valuation for EE.

In determining the fair value of the intangible assets acquired with EE we generally used risk-adjusted future cash flows discounted using discount rates specific to the asset. In determining cash flows we have used a combination of historical data and estimates regarding revenue growth, profit margins and operating cash flows.

•	We valued the spectrum licences using prices paid on comparable licences in a range of jurisdictions and assumptions on future cash flows.
•	Customer relationships require judgement on future cash flows, churn, and the expected remaining life of the customer relationship.
•	The EE brand was measured by estimating the savings realised by owning or holding the right to use the brand name (as opposed to paying a royalty fee to a third party). This includes an estimate of the projected revenues generated and the estimated life of the brand to a third party.
•	Tangible assets were valued by estimating the current cost to purchase or replace the assets.

The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. No resulting gains or loss were recognised on settlement of pre-existing relationships between BT and EE. The group has one year from the acquisition date to re-measure the fair values of the acquired assets and liabilities and the resulting goodwill if new information is obtained relating to conditions that existed at the acquisition date.

Acquisition related costs are expensed as incurred.

The business combinations entered into during the period are disclosed in note 14.

Government grants relating to Broadband Delivery UK (BDUK) contracts

The group receives government grants in relation to the BDUK programme and other rural superfast broadband contracts. Where we have achieved certain service levels, or delivered the network more efficiently than anticipated, we have a potential obligation to either re-invest or repay grant funding. Where this is the case, management assesses and defers the income with a corresponding increase in capital expenditure. The value of the government grants is disclosed in note 13.

Providing for doubtful debts

BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Judgements are required in assessing the recoverability of overdue trade receivables and whether a provision for doubtful debts may be required.

Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

The value of the provision for doubtful debts is disclosed in note 17.

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2. Critical accounting estimates and key judgements continued

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs are recognised as an expense for the period in which they are incurred. In some cases, contractual clauses with retailers provide for profit-sharing based on the recognised and paid revenue. In these cases the expense is recognised when the revenue is earned from the customer and a corresponding liability to pay that retailer arises. To the extent that subscriber acquisition and retention costs are paid in advance they are recognised as prepayments provided the amounts are able to be measured reliably and are expected to be recoverable.

Joint arrangements

The group’s joint operation, Mobile Broadband Network Limited (MBNL), is structured in a separate incorporated company. The group holds a 50% interest in the arrangement and, under the joint operations agreement, unanimous consent is required from all parties to the agreement for all significant activities. MBNL operates solely for the benefit of the parties to the joint operation and all of MBNL’s output is to those parties. MBNL relies on the parties to the agreement on a continuous basis for the settlement of liabilities.

In determining whether the operation is a joint operation or a joint venture, we have considered whether the arrangement indicates that the group and other parties to the agreement have a direct share in all of the assets employed by the arrangement, the group is liable for its share of the liabilities incurred through the terms of the contractual arrangement and whether the arrangement establishes the allocation of revenues and expenses relative to its capacity used in the arrangement.

On consideration of the facts and circumstances the group has determined this arrangement to be classified as a joint operation. The group’s share of the results and assets and liabilities of MBNL are therefore reflected on a line by line basis in the consolidated financial statements.

3. Significant accounting policies

The significant accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communications services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions.

Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Bundles

Revenue from sale of bundles is described under ‘Critical accounting estimates and key judgements’ above.

Services

Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised on a straight line basis over the period to which it relates. Revenue from calls is recognised at the time the call is made over the group’s network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Revenues from telephone service and internet access subscription fees as well as those from the wholesale access revenues are recognised on a straight line basis over the period to which they relate. Revenue from calls is recognised at the time the call is made over the group’s network. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the customer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Revenue from long-term contractual arrangements, including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial contract set-up, transition or transformation phase, which is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Revenue from multiple element arrangements is described in ‘Critical accounting estimates and key judgements’, above.

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Operating and reportable segments

The group’s operating segments are reported based on financial information provided to the Operating Committee, as detailed on page 26, which is the key management committee and represents the ‘chief operating decision maker’.

The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its customer-facing lines of business: BT Global Services, BT Business, BT Consumer, EE, BT Wholesale and Openreach. The customer-facing lines of business are supported by an internal service unit: BT Technology, Service & Operations (BT TSO).

The customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. The remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes BT TSO and the group’s centralised functions including procurement, supply chain and property management.

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the results of the relevant line of business and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 240.

The costs incurred by BT TSO are recharged to the customer-facing lines of business to reflect the services it provides to them.

Depreciation and amortisation incurred by BT TSO in relation to the networks and systems it manages and operates on behalf of the customer-facing lines of business is allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT TSO for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated between them based on the proportion of estimated future economic benefits. BT TSO and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

Performance of each reportable segment is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it approximates the underlying operating cash flow by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 8 and are not allocated to the reportable segments as this reflects how they are reported to the Operating Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

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3. Significant accounting policies continued

Retirement benefits

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements. The net finance income or expense reflects the interest on the retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

The group also operates defined contribution pension plans and the income statement expense represents the contributions payable for the year.

Property, plant and equipment

Property, plant and equipment are included at historical cost, net of accumulated depreciation, government grants and any impairment charges. Property, plant and equipment acquired through business combinations are initially recorded at fair value and subsequently accounted for on the same basis as the group’s existing assets. An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads.

Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
– Freehold buildings	14 to 50 years
– Short-term leasehold improvements	Shorter of 10 years or
lease term
– Leasehold land and buildings	Unexpired portion of lease or
40 years, whichever is the shorter

Network infrastructure
Transmission equipment
– Duct	40 years
– Cable	3 to 25 years
– Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years

Other assets
– Motor vehicles	2 to 9 years
– Computers and office equipment	3 to 7 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Network share assets

Certain assets have been contributed to a network share arrangement by both EE and Hutchison 3G UK Limited, with legal title remaining with the contributor. This is considered to be a reciprocal arrangement. The group’s share of the assets on acquisition of EE was recognised at fair value within tangible assets, and depreciated in line with the group’s policy. Subsequent additions are recorded at cost. For further information see notes 13 and 14.

Intangible assets

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

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Acquired intangible assets – customer relationships and brands

Intangible assets such as customer relationships or brands acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. Assumptions are used in estimating the fair values of these relationships or brands and include management’s estimates of revenue and profits to be generated by them.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period. Licences acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. The fair value is based on management’s assumption of future cash flows using market expectations at acquisition date.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The group’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the group’s customers. See Research and Development on page 36.

Other

Other intangible assets include website development costs and other licences. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

– Computer software	2 to 10 years
– Telecommunications licences	2 to 20 years
– Customer relationships and brands	1 to 15 years

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 30. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the income statement.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the income statement over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the group’s policy for impairment of non-financial assets set out on page 178. Related cash outflows are classified as operating cash flows in the cash flow statement.

Inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the first in first out (FIFO) cost method.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Basis of consolidation

The group financial statements consolidate the financial statements of BT Group plc and its subsidiaries, and include its share of the results of associates and joint ventures using the equity method of accounting. The group recognises its direct rights to (and its share of) jointly held assets, liabilities, revenues and expenses of joint operations under the appropriate headings in the consolidated financial statements.

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3. Significant accounting policies continued

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is recognised as a specific item.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro-rata basis against intangible and other assets.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to the BDUK programme and other rural superfast broadband contracts are accounted for as described under ‘Critical accounting estimates and key judgements’.

Once a government grant is recognised, any related contingent liability or contingent asset is treated in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Own shares

Own shares represent the shares of the parent company BT Group plc that are held in treasury or by employee share ownership trusts. Own shares are recorded at cost and deducted from equity. When shares vest unconditionally or are cancelled they are transferred from the own shares reserve to retained earnings at their weighted average cost.

Share-based payments

The group operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) of the group. Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example, the requirement for employees to save). The fair value determined at the grant date is recognised as

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an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the income statement (reversing all previously recognised charges) in the year in which they lapse or are forfeited.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial liabilities at amortised cost

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Available-for-sale investments

Liquid and other investments are classified as available-for-sale investments and are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction. On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are re-classified to the income statement. Dividends on equity investments are recognised in the income statement when the group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Loans and receivables

Trade and other receivables

Trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Financial assets and liabilities at fair value through profit or loss

All of the group’s derivative financial instruments are held for trading and classified as fair value through profit or loss.

Derivative financial instruments

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group’s policy is not to use derivatives for trading purposes. However, derivatives that do not qualify for hedge accounting or are specifically not designated as a hedge where natural offset is more appropriate are initially recognised and subsequently measured at fair value through profit and loss. Any direct transaction costs are recognised immediately in the income statement. Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly

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3. Significant accounting policies continued

in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

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4. Segment information

The definition of the group’s operating and reportable segments is provided on page 175.

EE was acquired on 29 January 2016 and up to 31 March 2016 has been reported as a separate line of business to the Operating Committee. It is therefore a reportable segment. EE had trading with other lines of business within the group which has become internal trade since acquisition, and is therefore eliminated on consolidation. We have set out below information regarding the results of each reportable segment including a reconciliation of the 2015/16 consolidated results to our results excluding EE, to enable us to show how we performed compared to our outlook.

Segment revenue and profit

									Reconciliation of BT consolidated
									to BT excluding EE
Year ended 31 March 2016	BT Global Services £m	BT Business £m	BT Consumer £m	EE £m [d]	BT Wholesale £m	Openreach £m	Other £m	Total £m	Removal of EE contribution £m	Add back elimination of BT internal trade with EE £m	[e]	Total excluding EE £m

Segment revenue	6,530	3,130	4,598	1,055	2,086	5,100	75	22,574	(1,055)	–		21,519
Internal revenue	(29)	(377)	(65)	(17)	(68)	(3,058)	(51)	(3,665)	17	69		(3,579)

Revenue from external customers[a]	6,501	2,753	4,533	1,038	2,018	2,042	24	18,909	(1,038)	69		17,940

EBITDA[b]	1,048	1,076	1,037	261	542	2,664	(48)	6,580	(261)	–		6,319
Depreciation and amortisation	(518)	(198)	(206)	(176)	(212)	(1,301)	(19)	(2,630)	176	–		(2,454)

Operating profit (loss)[a]	530	878	831	85	330	1,363	(67)	3,950	(85)	–		3,865
Specific items (note 8)								(215)
Operating profit (loss)								3,735
Net finance expense[c]								(712)
Share of post tax profit of associates and joint ventures								6

Profit before tax								3,029

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. Our rationale for using non-GAAP measures is explained on pages 240 to 242.
[c]	Net finance expense includes specific item expense of £229m (2014/15: £299m, 2013/14: £235m). See note 8.
[d]	EE reflects results for the period from acquisition on 29 January to 31 March 2016.
[e]	On acquisition transactions between EE and other BT lines of business have become internal. BT Wholesale and BT Business had £68m and £1m of internal revenue with EE respectively. EE had a total of £17m of internal revenue with BT Business, BT Consumer and BT Wholesale.

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4. Segment information continued

Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	6,779	3,145	4,285	2,157	5,011	74	21,451
Internal revenue	(29)	(399)	(62)	–	(3,064)	(46)	(3,600)

Revenue from external customers[a]	6,750	2,746	4,223	2,157	1,947	28	17,851

EBITDA[b]	1,047	1,041	1,031	561	2,600	(9)	6,271
Depreciation and amortisation	(519)	(180)	(218)	(224)	(1,348)	(49)	(2,538)

Operating profit (loss)[a]	528	861	813	337	1,252	(58)	3,733

Specific items (note 8)							(253)

Operating profit							3,480
Net finance expense[c]							(859)
Share of post tax loss of associates and joint ventures							(1)
Profit on disposal of interest in associates and joint ventures							25

Profit before tax							2,645

Year ended 31 March 2014	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	7,269	3,213	4,019	2,422	5,061	82	22,066
Internal revenue	(31)	(415)	(49)	–	(3,239)	(45)	(3,779)

Revenue from external customers[a]	7,238	2,798	3,970	2,422	1,822	37	18,287

EBITDA[b]	1,041	1,002	833	614	2,601	25	6,116
Depreciation and amortisation	(616)	(197)	(219)	(245)	(1,406)	(12)	(2,695)

Operating profit[a]	425	805	614	369	1,195	13	3,421

Specific items (note 8)							(276)

Operating profit							3,145
Net finance expense[c]							(826)
Share of post tax loss of associates and joint ventures							(3)
Loss on disposal of interest in associates and joint ventures							(4)

Profit before tax							2,312

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 240 to 242.
[c]	Net finance expense includes specific item expense of £229m (2014/15: £299m, 2013/14: £235m). See note 8.

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4. Segment information continued

Internal revenue and costs

Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant lines of business and therefore line of business profitability may be impacted by transfer pricing levels.

The majority of internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business. This occurs both directly, and also indirectly, through BT TSO which is included within the ‘Other’ segment. BT Wholesale did not generate internal revenue from other lines of business before the EE acquisition, but now receives internal revenue from EE for mobile ethernet access and transmission planning services. Internal revenue in BT Business relates primarily to IT services and BT Ireland. Internal revenue arising in BT Consumer relates primarily to employee broadband and wi-fi services, while internal revenue in BT Global Services relates primarily to conferencing services.

	Internal cost recorded by
Year ended 31 March 2016	BT Global Services £m	BT Business £m	BT Consumer £m	EE £m	[a]	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Global Services	–	29	–	–		–	–	–	29
BT Business	238	–	61	1		75	1	1	377
BT Consumer	23	22	–	–		2	–	18	65
EEa	–	3	6	–		8	–	–	17
BT Wholesale	–	–	–	68		–	–	–	68
Openreach	173	284	905	–		242	–	1,454	3,058
Other	–	–	–	–		–	51	–	51

Total	434	338	972	69		327	52	1,473	3,665

[a] EE reflects results for period from acquisition on 29 January to 31 March 2016.

	Internal cost recorded by
Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Global Services	–	29	–	–	–	–	29
BT Business	241	–	62	94	1	1	399
BT Consumer	20	22	–	2	–	18	62
BT Wholesale	–	–	–	–	–	–	–
Openreach	187	306	939	242	–	1,390	3,064
Other	–	–	–	–	46	–	46

Total	448	357	1,001	338	47	1,409	3,600

	Internal cost recorded by
Year ended 31 March 2014	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Global Services	–	31	–	–	–	–	31
BT Business	247	–	47	120	1	–	415
BT Consumer	13	18	–	3	–	15	49
BT Wholesale	–	–	–	–	–	–	–
Openreach	198	333	1,021	275	–	1,412	3,239
Other	–	–	3	–	42	–	45

Total	458	382	1,071	398	43	1,427	3,779

184	BT Group plc
Annual Report 2016

4. Segment information continued

Revenue by products and services

Year ended 31 March	2016 £m	2015 £m	[a]	2014 £m	[a]

ICT and managed networks	6,193	6,493		6,608
Broadband, TV and convergence	3,535	3,112		2,800
Mobility	1,326	314		326
Calls, lines and connectivity	5,920	5,881		5,978
Transit	419	555		697
Other products and services	1,516	1,496		1,878

Revenue[b]	18,909	17,851		18,287

[a]	Following the acquisition of EE, we have revised our categories of products and services. In addition we have represented certain prior period information to be on a consistent basis. The impact was to decrease 2014/15 Broadband, TV and convergence revenue by £196m (2013/14: £167m), decrease 2014/15 calls, lines and connectivity revenue by £6m (2013/14: £1m increase) and increase 2014/15 other products and services revenue by £202m (2013/14: £166m).
[b]	Before specific items.

Capital expenditure

	BT Global Services	BT Business	BT Consumer	EEa BT Wholesale		Openreach	Other	Total
Year ended 31 March 2016	£m	£m	£m	£m	£m	£m	£m	£m

Intangible assets	78	24	90	22	68	62	68	412
Property, plant and equipment	337	114	116	89	109	1,385	88	2,238

Capital expenditure[b]	415	138	206	111	177	1,447	156	2,650

Year ended 31 March 2015		BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Intangible assets		220	31	85	80	55	90	561
Property, plant and equipment		248	156	122	130	1,027	82	1,765

Capital expenditure[b]		468	187	207	210	1,082	172	2,326

[a]	EE reflects results for the period from acquisition on 29 January to 31 March 2016.
[b]	Net of government grants.

Geographic information

The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced. The geographic analysis of non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, are based on the location of the assets.

Revenue from external customers

Year ended 31 March	2016 £m	2015 £m	2014 £m

UK	14,814	13,827	14,084
Europe, Middle East and Africa, excluding the UK	2,472	2,394	2,585
Americas	1,011	1,049	1,074
Asia Pacific	612	581	544

Revenue[a]	18,909	17,851	18,287

[a] Before specific items. We have represented certain prior period information to be on a consistent basis.

Non-current assets
At 31 March		2016 £m	2015 £m

UKa		28,561	13,977
Europe, Middle East and Africa, excluding the UK		2,403	2,184
Americas		548	555
Asia Pacific		191	169

Non-current assets		31,703	16,885

[a] The increase in non-current assets in the UK is primarily due to the acquisition of EE.

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5. Operating costs

Year ended 31 March	Notes	2016 £m	2015 £m	2014 £m

Operating costs by nature
Staff costs:
Wages and salaries		3,689	3,574	3,736
Social security costs		398	440	444
Other pension costs	20	494	467	463
Share-based payment expense	22	58	70	60

Total staff costs		4,639	4,551	4,703
Own work capitalised		(726)	(691)	(600)

Net staff costs		3,913	3,860	4,103
Net indirect labour costs[a]		281	324	452

Net labour costs		4,194	4,184	4,555
Payments to telecommunications operators		2,186	2,144	2,472
Property and energy costs		1,040	968	959
Network operating and IT costs		610	605	591
TV programme rights charges		544	330	203
Other operating costs		3,970	3,573	3,672
Other operating income		(215)	(224)	(281)
Depreciation of property, plant and equipment
Owned assets	13	1,999	1,997	2,090
Held under finance leases	13	10	11	22
Amortisation of intangible assets	12	621	530	583

Total operating costs before specific items		14,959	14,118	14,866

Specific items	8	348	381	276

Total operating costs		15,307	14,499	15,142

Operating costs before specific items include the following:
Leaver costs[b]		109	8	14
Research and development expenditure[c]		574	580	680
Operating lease charges		441	388	390
Foreign currency gains		(1)	(1)	(2)
Government grants		(6)	(7)	(10)

[a]   Net of capitalised indirect labour costs of £430m (2014/15: £451m, 2013/14: £396m).

[b]   Leaver costs are included within wages and salaries and social security costs, except for leaver costs of £nil (2014/15: £237m, 2013/14: £175m) associated with restructuring, which have been recorded as a specific item.

[c]   Research and development expenditure reported in the income statement, includes amortisation of £501m (2014/15: £493m, 2013/14: £510m) in respect of internally developed computer software and operating expenses of £73m (2014/15: £87m, 2013/14: £170m). In addition, the group capitalised software development costs of £399m (2014/15: £421m, 2013/14: £365m). Prior year amounts are presented on a consistent basis.

Compensation of key management personnel

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is shown in the table below:

Year ended 31 March		2016 £m	2015 £m	2014 £m

Short-term employee benefits		9.4	9.7	11.1
Post employment benefits		1.1	1.1	1.0
Share-based payments		5.5	5.7	6.4
Termination benefits		0.6	0.5	–

		16.6	17.0	18.5

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors’ Remuneration (see pages 128 to 148), which forms part of these consolidated financial statements.

188	BT Group plc
Annual Report 2016

6. Employees

	2016		2015		2014
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

UK	81.4	71.8	70.9	72.2	72.2	72.7
Non-UK	21.1	19.2	17.6	16.5	15.6	15.1

Total employees	102.5	91.0	88.5	88.7	87.8	87.8

	2016		2015		2014
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

BT Global Services	18.5	18.2	18.1	19.2	22.7	22.1
BT Business	7.9	8.0	8.0	8.6	8.7	8.9
BT Consumer	6.5	6.3	6.2	6.0	6.0	6.2
EEb	12.8	2.0	–	–	–	–
BT Wholesale	1.3	1.4	1.5	1.7	1.8	1.8
Openreach	31.5	32.1	32.7	32.4	31.6	31.5
Other	24.0	23.0	22.0	20.8	17.0	17.3

Total employees	102.5	91.0	88.5	88.7	87.8	87.8

[a]	These reflect the full-time equivalent of full and part-time employees.
[b]	EE was acquired on 29 January 2016.

7. Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP.

Year ended 31 March	2016 £000	2015 £000	2014 £000

Fees payable to the company’s auditors and its associates for:

Audit services[a]
The audit of parent company and consolidated financial statements	3,915	2,925	2,619
The audit of the company’s subsidiaries	5,084	4,809	5,355

	8,999	7,734	7,974

Audit related assurance services[b]	2,210	1,639	1,573

Other non-audit services
Taxation compliance services[c]	412	350	260
Taxation advisory services[d]	156	401	371
All other assurance services[e]	1,611	3,199	180
All other services[f]	1,665	570	829

	3,844	4,520	1,640

Total services	15,053	13,893	11,187

[a]	Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies.
[b]	Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by an appointed auditor. This includes fees for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration and the issue of a Euro medium term note during the year.
[c]	Services relating to tax returns, tax audits, monitoring and enquiries.
[d]	Fees payable for all taxation advisory services not falling within taxation compliance.
[e]	All other assurance services in the year include fees payable to PricewaterhouseCoopers LLP as Reporting Accountants in relation to the Listing Prospectus, which was issued on 26 January 2016 for the issue of new shares and in 2014/15 in relation to the Circular to shareholders, which was issued on 1 April 2015, both in connection with the acquisition of EE.
[f]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

The fees for audit services have increased for 2015/16, principally due to the acquisition of EE Limited and its subsidiaries and the associated incremental audit activity.

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2016 PricewaterhouseCoopers LLP received total fees from the BT Pension Scheme of £1,705,000 (2014/15: £2,481,000, 2013/14: £1,363,000) in respect of the following services: audit of financial statements of associates £213,000 (2014/15: £265,000, 2013/14: £220,000); audit-related assurance services £10,000 (2014/15: £10,000, 2013/14: £nil); taxation compliance services £198,000 (2014/15: £374,000, 2013/14: £103,000); taxation advisory services £681,000 (2014/15: £227,000, 2013/14: £118,000); and other non-audit services of £603,000 (2014/15: £1,605,000, 2013/14: £922,000).

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8. Specific items

Year ended 31 March	2016 £m	2015 £m	2014 £m

Revenue
Retrospective regulatory matters	(203)	(128)	–
Impact of fair value adjustment to deferred revenue on acquisition of EE	70	–	–

	(133)	(128)	–

Operating costs
Retrospective regulatory matters	203	75	–
EE acquisition-related costs	99	19	–
Integration costs	17	–	–
Property rationalisation costs	29	45	–
Restructuring charges	–	315	276
Profit on disposal of property	–	(67)	–
Profit on disposal of businesses	–	(6)	–

	348	381	276

Net finance expense
Interest expense on retirement benefit obligation	221	292	235
EE-related financing costs	8	7	–

	229	299	235

Share of results of associates and joint ventures
(Profit) loss on disposal of interest in associates and joint ventures	–	(25)	4

Net specific items charge before tax	444	527	515

Taxation
Tax credit on specific items above	(70)	(121)	(111)
Tax credit on re-measurement of deferred tax	(96)	–	(208)

	(166)	(121)	(319)

Net specific items charge after tax	278	406	196

Retrospective regulatory matters – in July 2014 the Supreme Court overturned a Court of Appeal judgment, made in July 2012, which had disallowed our ladder pricing policy relating to 0800, 0845 and 0870 calls from mobile phones terminating on our network. In 2012/13 we had recognised specific item charges of £85m and £58m against revenue and EBITDA respectively relating to this matter. In 2015/16 we recognised revenue and costs of £203m, being the prior year impacts of ladder pricing agreements with the UK mobile operators following the Supreme Court judgment.

In August 2014 the Competition Appeal Tribunal (CAT) handed down judgment on various appeals brought against a December 2012 Ofcom determination on the pricing of certain Ethernet products. We disagree with the CAT’s judgment and have been granted permission to appeal to the Court of Appeal. Ofcom had determined that BT had overcharged for certain services between 1 April 2006 and 31 March 2011 and required BT to make repayments. The CAT judged that BT should also pay interest on these amounts. Together with a review of our regulatory risk position in relation to other historical matters, we recognised a specific item charge of £75m in 2014/15.

Impact of fair value adjustment to deferred revenue on acquisition of EE – we recognised a fair value adjustment on the acquisition of EE which reduced the amount of deferred income in relation to its prepaid subscriber base by £70m. The step down reflects the difference between the amount recorded by EE on acquisition and the fair value calculated based on the incremental cost that a market participant would incur to take on the liability plus a reasonable profit margin. This amount was released as a reduction to revenue in the period between acquisition and 31 March 2016, reflecting the period over which EE provided the related service.

Acquisition, integration and financing costs relating to EE – transaction costs of £99m (2014/15: £19m, 2013/14: £nil) and integration costs of £17m (2014/15: £nil, 2013/14: £nil) were incurred relating to the acquisition of EE and debt financing fees of £8m (2014/15: £7m, 2013/14: £nil) were incurred arranging a £3.6bn acquisition facility.

Property rationalisation costs – we recognised a £29m charge (2014/15: £45m, 2013/14: £nil) relating to the rationalisation of the group’s property portfolio.

Restructuring charges – There were no restructuring charges for the current year. The components of the restructuring charges recognised in the prior years were: people and property charges of £294m in 2014/15 (2013/14: £217m), principally comprising leaver costs of £237m in 2014/15 (2013/14: £175m), property exit costs and networks, products and procurement channels rationalisation charges of £21m in 2014/15 (2013/14: £59m).

Profit on disposal of property – in February 2015 we disposed of a surplus building in London, Keybridge House, for a consideration of £93m resulting in a profit of £67m.

Interest expense on retirement benefit obligations – see note 20 for more details.

Profit or loss on disposal of interest in associates and joint ventures – in 2014/15 we recognised a £25m profit on the disposal of an associate, which was held at nil cost.

Tax credit on re-measurement of deferred tax – see note 9 for more details.

188	BT Group plc
Annual Report 2016

9. Taxation

Analysis of taxation expense for the year

Year ended 31 March	2016 £m	2015 £m	2014 £m

United Kingdom
Corporation tax at 20% (2014/15: 21%, 2013/14: 23%)	(617)	(655)	(693)
Adjustments in respect of earlier years	59	35	10

Non-UK taxation
Current	(80)	(60)	(65)
Adjustments in respect of earlier years	29	18	3

Total current tax expense	(609)	(662)	(745)

Deferred taxation
Origination and reversal of temporary differences	70	170	239
Adjustments in respect of prior periods	2	(18)	4
Impact of change in UK corporation tax rate to 19% and 18% (2013/14: 20%)	96	–	208

Total deferred taxation credit	168	152	451

Total taxation expense	(441)	(510)	(294)

Factors affecting taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

Year ended 31 March	2016 £m	2015 £m	2014 £m

Profit before taxation	3,029	2,645	2,312

Expected taxation expense at UK rate of 20% (2014/15: 21%, 2013/14: 23%)	(606)	(555)	(532)
Effects of:
Higher taxes on non-UK profits	(4)	(9)	(5)
Net permanent differences between tax and accounting[a,d]	(12)	(4)	(9)
Adjustments in respect of earlier years[b]	90	35	17
Non-UK losses used against current year profits	26	36	13
Non-UK losses not recognised[c]	(18)	(37)	(40)
Other deferred tax assets not recognised	6	9	54
Lower taxes on profit on disposal of business	–	7	–
Re-measurement of deferred tax balances	96	–	208
Other non-recurring items[d]	(19)	8	–

Total taxation expense	(441)	(510)	(294)
Exclude specific items (note 8)	(166)	(121)	(319)

Total taxation expense before specific items	(607)	(631)	(613)

[a]	Includes income that is not taxable or UK income taxable at a different rate, and expenses for which no tax relief is received. Examples include some types of depreciation and amortisation and the benefit of R&D tax incentives.
[b]	Reflects the differences between initial accounting estimates and tax returns submitted to tax authorities, including the release and establishment of provisions for uncertain tax positions.
[c]	Reflects losses made in countries where it has not been considered appropriate to recognise a deferred tax asset, as the potential for future taxable profits is not sufficiently certain and we have not agreed the value of tax losses with local authorities.
[d]	Following the acquisition of EE, we have expanded the categories of factors affecting the total taxation expense. Prior year amounts are presented on a consistent basis.

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9. Taxation continued

Tax components of other comprehensive income

Year ended 31 March	2016 Tax credit (expense) £m	2015 Tax credit (expense) £m	2014 Tax credit (expense) £m

Tax on items that will not be reclassified to the income statement
Actuarial (gains) losses relating to retirement benefit obligations	(240)	208	16

Tax on items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	38	13	(2)
Fair value movements on cash flow hedges
–net fair value gains or losses	(72)	(28)	83
–recognised in income and expense	39	52	(77)

	(235)	245	20

Current tax credit[a]	231	268	130
Deferred tax expense	(466)	(23)	(110)

	(235)	245	20

[a] Includes £217m (2014/15: £220m, 2013/14: £122m) relating to cash contributions made to reduce retirement benefit obligations.

Tax credit recognised directly in equity

Year ended 31 March	2016 £m	2015 £m	2014 £m

Tax credit relating to share-based payments	12	54	106

Deferred taxation

	Fixed asset temporary differences £m	[a]	Retirement benefit obligations £m	[b]	Share- based payments £m	Tax losses £m	[a]	Other £m	[a]	Jurisdictional offset £m	Total £m

At 1 April 2014	1,084		(1,382)		(238)	(40)		(55)		–	(631)
(Credit) expense recognised in income statement	(49)		(113)		3	(2)		9		–	(152)
Expense (credit) recognised in other comprehensive income	6		12		–	(2)		7		–	23
Expense recognised in equity	–		–		149	–		–		–	149

At 31 March 2015	1,041		(1,483)		(86)	(44)		(39)		–	(611)

Non-current
Deferred tax asset	(125)		(1,483)		(86)	(44)		(63)		242	(1,559)
Deferred tax liability	1,166		–		–	–		24		(242)	948

At 1 April 2015	1,041		(1,483)		(86)	(44)		(39)		–	(611)
(Credit) expense recognised in the income statement	(63)		(107)		2	34		(34)		–	(168)
(Credit) expense recognised in other comprehensive income	(4)		457		–	(2)		15		–	466
Expense recognised in equity	–		–		30	–		–		–	30
Acquisition	644		(16)		–	(313)		(17)		–	298

At 31 March 2016	1,618		(1,149)		(54)	(325)		(75)		–	15

Non-current
Deferred tax asset	(81)		(1,149)		(54)	(325)		(102)		464	(1,247)
Deferred tax liability	1,699		–		–	–		27		(464)	1,262

At 31 March 2016	1,618		(1,149)		(54)	(325)		(75)		–	15

[a]	Following the acquisition of EE, we have reallocated £12m from Other into Fixed asset temporary differences and £44m from Other to Tax losses at 31 March 2015. Balances as at 1 April 2014 are presented on a consistent basis.
[b]	Includes a deferred tax asset of £2m (2014/15: £2m) arising on contributions payable to defined contribution pension plans.

The acquisition relates to deferred tax assets and liabilities arising on the acquisition of EE, such as deferred tax liabilities on fair value adjustments (note 14) and deferred tax assets acquired with the business of EE, such as tax losses.

We have recognised a deferred tax asset at 31 March 2016 of £293m in respect of EE Limited’s historical tax losses. We expect to be able to utilise these against future taxable profits in EE Limited. If EE Limited’s business were subject to a major change in the nature or conduct of trade on or before 5 February 2018, these losses would be forfeited and a current tax liability of £152m would be created. Based on our current plans, we do not expect a major change to arise.

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to BT’s pension schemes which is disclosed within deferred tax assets.

190	BT Group plc
Annual Report 2016

9. Taxation continued

Factors affecting future tax charges

The rate of UK corporation tax will change from 20% to 19% on 1 April 2017 and to 18% on 1 April 2020. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2016 have been calculated at the rate at which the relevant balance is expected to be recovered or settled. This reduction has been recognised as a deferred tax credit specific item in the income statement (note 8) and as a deferred tax expense in reserves.

The UK Finance Bill 2016 includes a reduction of the UK corporation tax rate to 17% on 1 April 2020. This will replace the 18% UK corporation tax rate that is currently legislated to take effect. This will have an effect on future tax charges of the group. Relevant deferred tax balances will be re-measured to 17% once the UK Finance Bill 2016 is substantively enacted.

Unrecognised tax losses and other temporary differences

At 31 March 2016 the group had operating losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £4.1bn (2014/15: £3.8bn). The group’s other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

At 31 March 2016	£m	Expiry

Restricted losses
Europe	13	2017–2023
Americas	105	2020–2034
Other	38	2017–2021

Total restricted losses	156

Unrestricted operating losses	3,742	No expiry

Other temporary differences	155	No expiry

Total	4,053

At 31 March 2016 the group also had UK capital losses carried forward in respect of which no deferred tax assets were recognised amounting to £17.0bn (2014/15 £17.1bn). These losses have no expiry date, and the group considers the future utilisation of these losses to be remote.

At 31 March 2016 the undistributed earnings of non-UK subsidiaries were £3.3bn (2014/15 £8.1bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of any dividends from subsidiaries and hence any tax consequences that may arise. Tax of £23.1m (2014/15: £21.2m) would arise if these earnings were to be repatriated to the UK.

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10. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity shareholders by the weighted average number of shares in issue after deducting the own shares held by employee share ownership trusts and treasury shares.

In calculating the diluted earnings per share, share options outstanding and other potential shares have been taken into account where the impact of these is dilutive. Options over 15m shares (2014/15: 13m shares, 2013/14: 24m shares) were excluded from the calculation of the total diluted number of shares as the impact of these is antidilutive.

Year ended 31 March	2016	2015	2014

Basic weighted average number of shares (millions)	8,619	8,056	7,857
Dilutive shares from share options (millions)	58	80	314
Dilutive shares from executive share awards (millions)	37	55	60

Diluted weighted average number of shares (millions)	8,714	8,191	8,231

Basic earnings per share	29.9p	26.5p	25.7p
Diluted earnings per share	29.6p	26.1p	24.5p

The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests. Profit after tax attributable to equity shareholders of the parent company was £2,581m (2014/15: £2,135m, 2013/14: £2,016m) and profit after tax attributable to non-controlling interests was £7m (2014/15: £nil, 2013/14: £2m). Profit attributable to non-controlling interests is not presented separately in the financial statements as it is not material.

As a result of the acquisition of EE our earnings per share ratio improved despite the 7% increase in the weighted average number of shares.

The group also measures financial performance based on adjusted earnings per share, which excludes specific items. Adjusted earnings per share and a reconciliation to basic earnings per share is disclosed on page 241.

11. Dividends

Year ended 31 March	pence per share	2016 £m	pence per share	2015 £m	pence per share	2014 £m

Final dividend in respect of the prior year	8.5	710	7.5	609	6.5	512
Interim dividend in respect of the current year	4.4	368	3.9	316	3.4	269

	12.9	1,078	11.4	925	9.9	781

The Board recommends that a final dividend in respect of the year ended 31 March 2016 of 9.6p per share will be paid to shareholders on 5 September 2016, taking the full year proposed dividend in respect of 2015/16 to 14.0p (2014/15: 12.4p, 2013/14: 10.9p) which amounts to approximately £1,324m (2014/15: £1,028m, 2013/14: £880m). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £956m (2014/15: £712m, 2013/14: £611m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 12 August 2016.

The value of £1,078m (2014/15: £925m, 2013/14: £781m) for the final and interim dividends is disclosed in the group statement of changes in equity. This value may differ from the amount shown for equity dividends paid in the group cash flow statement, which represents the actual cash paid in relation to dividend cheques that have been presented over the course of the financial year.

192	BT Group plc
Annual Report 2016

12. Intangible assets

	Goodwill £m	Customer relationships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m

Cost
At 1 April 2014	1,331	394	415	3,156	1,262	6,558
Additions	–	–	1	488	72	561
Interest on qualifying assets[a]	–	–	–	2	–	2
Disposals and adjustments	–	–	–	(3)	(9)	(12)
Transfers	–	–	–	35	(46)	(11)
Exchange differences	65	5	(26)	2	(49)	(3)
At 31 March 2015	1,396	399	390	3,680	1,230	7,095
Acquisitions[b]	6,430	3,012	2,524	129	286	12,381
Additions	–	–	1	331	80	412
Disposals and adjustments	–	–	–	(63)	(27)	(90)
Transfers	–	–	–	(4)	4	–
Exchange differences	52	5	15	–	37	109
At 31 March 2016	7,878	3,416	2,930	4,073	1,610	19,907

Accumulated amortisation
At 1 April 2014		323	101	1,939	1,108	3,471
Charge for the year		15	7	448	60	530
Disposals and adjustments		–	–	(5)	(6)	(11)
Transfers		–	–	18	(25)	(7)
Exchange differences		(2)	(12)	1	(45)	(58)
At 31 March 2015		336	96	2,401	1,092	3,925
Charge for the year		78	27	437	79	621
Disposals and adjustments		–	–	(91)	(28)	(119)
Exchange differences		4	8	–	32	44
At 31 March 2016		418	131	2,747	1,175	4,471

Carrying amount
At 31 March 2016	7,878	2,998	2,799	1,326	435	15,436
At 31 March 2015	1,396	63	294	1,279	138	3,170

[a]	There was no interest capitalisation in 2015/16. Additions to internally developed software in 2014/15 included interest capitalised at a weighted average borrowing rate of 6%.
[b]	Relates to the fair value of intangible assets identified on acquisition of EE on 29 January 2016. See note 14.

193

Overview	The Strategic Report	Governance	Financial statements	Additional information

12. Intangible assets continued

Goodwill impairment review

The group performs an annual goodwill impairment review, based on its cash generating units (CGUs).

The CGUs that have associated goodwill are BT Global Services, BT Business, BT Consumer and EE, since acquisition on 29 January 2016. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global Services £m	BT Business £m	BT Consumer £m	EE £m	Total £m

At 31 March 2014	1,037	214	80	–	1,331
Exchange differences	59	6	–	–	65
At 31 March 2015	1,096	220	80	–	1,396
Acquisitions (note 14)	–	439	1,103	4,888	6,430
Exchange differences	49	3	–	–	52
At 31 March 2016	1,145	662	1,183	4,888	7,878

The amount of goodwill allocated to BT Business and BT Consumer relates to goodwill arising on the acquisition of EE and represents the expected benefit to each of these CGUs from the synergies identified.

Recoverable amount

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a three-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. The value in use calculation includes a fourth year estimate which is held flat from the last year assumed in the financial plans approved by the Board. Cash flows beyond the fourth-year period have been extrapolated using perpetuity growth rates.

Discount rate

The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data. The discount rate used in performing the value in use calculation in 2015/16 was 8.8% (2014/15: 9.3%) for all CGUs.

Growth rates

The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that sector. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors. The perpetuity growth rate for BT Global Services was 2.3% (2014/15: 2.2%), 2.0% (2014/15: 2.0%) for BT Business and BT Consumer, and 2.0% for EE.

Sensitivities

There is significant headroom in all CGUs. For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £6,900m. The following changes (in combination) in assumptions would cause the recoverable amount to fall below the carrying value:

– reduction in the perpetuity growth rate from the 2.3% assumption applied to a revised assumption of no growth

– an increase in the discount rate from the 8.8% assumption applied to a revised assumption of 15%

– shortfalls in trading performance against forecast resulting in operating cash flows decreasing by £210m or more in perpetuity.

For BT Business, BT Consumer and EE no reasonably possible changes in the key assumptions would cause the carrying amount of the CGUs to exceed the recoverable amount.

From 1 April 2016, the CGUs that have associated goodwill reflect the reorganisation as disclosed in Note 31.

194	BT Group plc
Annual Report 2016

13. Property, plant and equipment

	Land and buildings £m	[a]	Network infrastructure £m	[a]	Other £m	[b]	Assets in course of construction £m	Total £m

Cost
At 1 April 2014	1,191		45,070		1,922		650	48,833
Additions[c]	12		106		159		1,482	1,759
Transfers	18		1,545		24		(1,576)	11
Disposals and adjustments[d]	(51)		(1,201)		(263)		(25)	(1,540)
Exchange differences	(38)		(365)		(22)		(4)	(429)

At 31 March 2015	1,132		45,155		1,820		527	48,634

Acquisitions	98		1,772		43		357	2,270
Additions[c]	13		106		67		2,055	2,241
Transfers	22		1,810		9		(1,841)	–
Disposals and adjustments[d]	(17)		(879)		(60)		8	(948)
Exchange differences	30		237		23		2	292

At 31 March 2016	1,278		48,201		1,902		1,108	52,489

Accumulated depreciation
At 1 April 2014	706		32,729		1,626		–	35,061
Charge for the year	50		1,845		113		–	2,008
Disposals and adjustments[d]	(41)		(1,210)		(257)		–	(1,508)
Transfers	–		(6)		13		–	7
Exchange differences	(28)		(316)		(21)		–	(365)

At 31 March 2015	687		33,042		1,474		–	35,203

Charge for the year	53		1,855		101		–	2,009
Disposals and adjustments[d]	(17)		(848)		(56)		–	(921)
Exchange differences	27		210		22		–	259

At 31 March 2016	750		34,259		1,541		–	36,550

Carrying amount
At 31 March 2016	528		13,942		361		1,108	15,939
Engineering stores	–		–		–		71	71

Total at 31 March 2016	528		13,942		361		1,179	16,010

At 31 March 2015	445		12,113		346		527	13,431
Engineering stores	–		–		–		74	74

Total at 31 March 2015	445		12,113		346		601	13,505

At 31 March							2016 £m	2015 £m

The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold							296	208
Leasehold							232	237

Total land and buildings							528	445

[a]	The carrying amount of the group’s property, plant and equipment includes an amount of £83m (2014/15: £36m) in respect of assets held under finance leases, comprising land and buildings of £52m (2014/15: £14m) and network infrastructure of £31m (2014/15: £22m). The depreciation expense on those assets in 2015/16 was £10m (2014/15: £11m), comprising land and buildings of £4m (2014/15: £3m) and network infrastructure of £6m (2014/15: £8m).
[b]	Other mainly comprises motor vehicles, computers and fixtures and fittings.
[c]	Net of government grants of £109m (2014/15: £392m).
[d]	Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written out, reducing cost and accumulated depreciation by £0.7bn (2014/15: £1.3bn).

Network infrastructure

Some of our network assets are jointly controlled by EE with Hutchison 3G UK Limited. These relate to shared 3G network and certain elements of network for 4G rural sites. The net book value of the group’s investment in this shared operation is £519m and is recorded within network infrastructure. Included within this is £128m, being the group’s share of assets owned by its joint operation MBNL.

Within network infrastructure are assets with net book value of £8.3bn which have useful economic lives of more than 18 years.

195

Overview	The Strategic Report	Governance	Financial statements	Additional information

14. Business combinations

On 29 January 2016 the group acquired the entire share capital of EE Limited (EE) from Deutsche Telekom and Orange. The acquisition will enable the group to bring together the UK’s best 4G mobile network with the largest superfast fixed network. The enlarged group will be the UK’s leading communications provider which means we’re best placed to meet the demand we expect for converged products and services. We did not make any other material acquisitions in the year ended 31 March 2016.

Details of the purchase consideration, the provisional fair values of the net assets acquired and provisional goodwill arising on the acquisition of EE are set out below:

£m
Purchase consideration:
Cash paid	3,464
Ordinary shares issued	7,507
Total purchase consideration	10,971

BT issued 1,595m of new shares representing 16% of BT’s post acquisition issued share capital, as part of the consideration paid for EE. These were valued at £7,507m based on the published opening share price on 29 January 2016 of 470.7p per share, the day when the shares were admitted to trading. Of the consideration paid, £80m, being the nominal value, was credited to share capital and £7,424m, net of £3m share issue costs, was credited to a merger reserve. The transaction qualifies for merger accounting under section 612 of the Companies Act 2006.

The provisional fair value of the assets and liabilities acquired are as follows:

Provisional fair values £m

Non-current assets
Intangible assets: customer relationships	2,610
Intangible assets: brands	402
Intangible assets: telecommunications licences	2,524
Intangible assets: software licences	415
Property, plant and equipment	2,270
Other non-current assets	27

8,248

Current assets
Trade and other receivables	696
Inventories	94
Prepayments	128
Derivative financial instruments	23
Investments	23
Cash and cash equivalents	93

1,057

Current liabilities
Loans and other borrowings	575
Trade and other payables	1,819

2,394

Non-current liabilities
Loans and other borrowings	1,681
Derivative financial instruments	37
Retirement benefit obligations	113
Other payables	22
Deferred tax liabilities	298
Provisions	219

2,370

Fair value of identifiable assets acquired	4,541
Add: goodwill	6,430

Total purchase consideration	10,971

The fair values are after adjustments to align EE to BT’s accounting policies. These values and resulting goodwill are provisional and could change, as permitted under IFRS 3 Business Combinations, should any revisions to the purchase consideration or to the fair value of the assets and liabilities be identified in the year from acquisition date.

196	BT Group plc
Annual Report 2016

14. Business combinations continued

Purchase consideration net of cash acquired

Of the total £10,971m consideration, £3,464m was satisfied in cash and a reconciliation between this amount and the net cash outflow arising on the acquisition of EE is as follows:

£m

Outflow of cash to acquire subsidiary
Cash consideration	3,464
Less: cash and cash equivalents acquired	93

Net outflow of cash – investing activities	3,371

Goodwill

Goodwill of £6,430m arising from the acquisition is attributable to the revenue synergies expected to be generated from new cross-selling and bundling opportunities across the enlarged customer base as well as EE’s ability to generate a new subscriber base in the future to replace subscribers churn. It also includes expected benefits from the existing workforce skills and expertise, and savings on operating costs and capital expenditure as a result of joint efficiencies expected from being part of the enlarged group. None of the goodwill recognised is expected to be deductible for income tax purposes.

For the year ended 31 March 2016, goodwill arising on the acquisition has been allocated to the EE, BT Consumer and BT Business CGUs. BT Consumer and BT Business have been allocated a portion of the goodwill as a result of the benefits that we expect to arise in these CGUs, mainly from synergies. Note 12 Intangible assets sets out the goodwill allocation for the year ended 31 March 2016 including the outcome of the impairment reviews. From 1 April 2016, certain businesses within EE will be integrated into the other lines of business as part of the reorganisation disclosed in note 31. The goodwill relating to EE will therefore be reallocated to other CGUs for the year ended 31 March 2017.

Acquired receivables

The fair value of acquired trade receivables was £696m. The gross contractual amount for trade receivables due is £784m of which £88m is expected to be uncollectible.

Revenue and profit contribution

From the date of acquisition to 31 March 2016, EE contributed revenues before specific items of £1,038m and EBITDA before specific items of £261m to the group. If the acquisition had occurred on 1 April 2015, the consolidated pro-forma revenue and EBITDA for the year ended 31 March 2016 would have been £23,722m and £7,948m respectively. These amounts have been calculated using EE’s consolidated results and adjusting them for differences in accounting policies, and are net of any intercompany transactions with the wider BT group.

Acquisition-related costs included within specific items amounted to £107m in the year (2014/15: £26m). These mainly comprised advisory and transaction fees, financial advisory costs, stamp duty, legal fees, due diligence, reporting and assurance services.

15. Programme rights

Total £m

At 1 April 2014	108
Additions	340
Amortisation	(330)

At 1 April 2015	118
Additions	651
Amortisation	(544)

At 31 March 2016	225

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Payments made for programme rights for which the legally enforceable licence period has not yet started are included within prepayments (see note 17).

TV programme rights commitments are disclosed in note 30.

16. Inventories

At 31 March	2016 £m	2015 £m

Consumables	26	25
Work in progress	11	10
Finished goods	152	59

	189	94

Inventories recognised as an expense during the year ended 31 March 2016 amounted to £1,220m (2014/15: £924m). These were included in ‘Operating costs’ in the income statement.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

17. Trade and other receivables

At 31 March	2016 £m	2015 £m

Non-current
Other assets[a]	233	184

[a] Other assets includes costs relating to the initial set-up, transition or transformation phase of long-term networked IT services contracts of £111m (2014/15: £89m), and prepayments and leasing debtors of £122m (2014/15: £95m).

At 31 March	2016 £m	2015 £m

Current
Trade receivables	1,874	1,454
Prepayments	736	505
Accrued income	1,073	810
Other receivables	380	371

	4,063	3,140

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2016 £m	2015 £m

At 1 April	196	192
Expense	77	78
Utilised	(89)	(58)
Exchange differences	11	(16)

At 31 March	195	196

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category as well as taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.

Trade and other receivables are classified as loans and receivables and are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

Note 27 provides further disclosure regarding the credit quality of the group’s gross trade receivables.

Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m

2016	1,223	98	367	51	44	91	1,874
2015	867	71	366	44	37	69	1,454

Gross trade receivables which have been specifically impaired amounted to £192m (2014/15: £159m).

Trade receivables not past due and accrued income are analysed below by line of business.

	Trade receivables not past due		Accrued income
At 31 March	2016 £m	2015 £m	2016 £m	2015 £m

BT Global Services	633	517	386	405
BT Business	130	143	147	115
BT Consumer	138	119	83	85
EE	267	–	312	–
BT Wholesale	53	70	64	128
Openreach	1	15	79	75
Other	1	3	2	2

Total	1,223	867	1,073	810

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £4m (2014/15: £4m).

198	BT Group plc
Annual Report 2016

18. Trade and other payables

At 31 March	2016 £m	2015 £m

Current
Trade payables	4,257	2,835
Other taxation and social security	682	416
Other payables	498	535
Accrued expenses	418	414
Deferred income[b]	1,434	1,076

	7,289	5,276

At 31 March	2016 £m	2015 £m

Non-current
Other payables[a]	876	854
Deferred income[b]	229	73

	1,105	927

[a]	Other payables relate to operating lease liabilities and deferred gains on a 2001 sale and finance leaseback transaction.
[b]	Includes £71m (2014/15: £nil) current and £187m (2014/15: £29m) non-current liabilities relating to the Broadband Delivery UK programme, for which grants received by the group may be subject to re-investment or repayment depending on the level of take-up.

19. Provisions

	Restructuring £m	[a]	Property £m	[b]	Network ARO £m	[c]	Network share £m	[d]	Other £m	[e]	Total £m

At 31 March 2014	58		201		–		–		274		533
Income statement expense	6		46		–		–		88		140
Unwind of discount	–		8		–		–		–		8
Utilised or released	(20)		(38)		–		–		(63)		(121)
Transfers	–		–		–		–		6		6
Exchange differences	1		–		–		–		(3)		(2)

At 31 March 2015	45		217		–		–		302		564
Acquisitions	–		72		81		63		3		219
Income statement expense	–		28		2		–		15		45
Unwind of discount	–		8		–		–		–		8
Utilised or released	(25)		(29)		(5)		(3)		(46)		(108)
Transfers	–		–		–		–		(7)		(7)
Exchange differences	–		–		–		–		2		2

At 31 March 2016	20		296		78		60		269		723

At 31 March									2016 £m		2015 £m

Analysed as:
Current									171		142
Non-current									552		422

									723		564

[a]	Provisions relating to group-wide restructuring programmes. These are utilised as the obligations are settled.
[b]	Mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 67 years. The weighted average remaining term is 31 years (2014/15: 20 years).
[c]	The group is required to dismantle equipment and restore certain sites on vacation of a site. The asset retirement obligation (ARO) provision reflects our current estimate of the amount required to settle the obligation. These costs are expected to be incurred over a period of up to 20 years.
[d]	Represents future operational costs and vacant site rentals arising from restructuring obligations relating to network share agreements. These costs are expected to be incurred over a period of up to 20 years.
[e]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks which will be utilised as the obligations are settled.

199

Overview	The Strategic Report	Governance	Financial statements	Additional information

20. Retirement benefit plans

Background

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants to BT in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based arrangement. EE operates the EE Pension Scheme (EEPS), which has a defined benefit section that was closed to future benefit accrual in 2014 and a defined contribution section which is open to new joiners.

Defined contribution plans

A defined contribution plan is a pension arrangement where the benefits are linked to contributions paid, the performance of each individual’s chosen investments and the form in which individuals choose to take their benefits. Contributions are paid into an independently administered fund. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement where participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The group is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2016 £m	2015 £m		2014 £m

Recognised in the income statement before specific items
Current service cost:
– defined benefit plans	301	296		312
– defined contribution plans	193	176		151
Past service credit	–	(5)	[a]	–

Total operating expense	494	467		463

Net interest expense on net pensions deficit included in specific items (note 8)	221	292		235

Total recognised in the income statement	715	759		698

[a]	Past service credit relates to various pension plans operating outside the UK.

Group statement of comprehensive income

Remeasurements of the net defined benefit obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit liability of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets above the amount included in the net pension interest expense.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below.

	2016			2015
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	43,121	(49,119)	(5,998)	43,386	(50,715)	(7,329)
EEPS	596	(710)	(114)	–	–	–
Other plans[a]	251	(521)	(270)	241	(495)	(254)

Retirement benefit obligation	43,968	(50,350)	(6,382)	43,627	(51,210)	(7,583)
Adjustments due to effect of asset ceiling[b]			–			–
Deferred tax asset			1,147			1,481

Net pension obligation			(5,235)			(6,102)

[a]	Included in the present value of liabilities of other plans is £90m (2014/15: £80m) related to unfunded pension arrangements.
[b]	There is no limiting effect of the asset ceiling as any accounting surplus arising in individual plans is deemed to be recoverable due to the economic benefits available in the form of future refunds or reductions to future contributions.

200	BT Group plc
Annual Report 2016

20. Retirement benefit plans continued

Included within trade and other payables in the group balance sheet is £10m (2014/15: £9m) in respect of contributions payable to defined contribution plans.

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the total plan assets and liabilities for all group schemes in the year and shows where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m

At 31 March 2014	40,113	(47,135)	(7,022)

Current service cost (including administration expenses and PPF levy)	(42)	(254)	(296)
Interest on pension deficit	1,663	(1,955)	(292)
Past service credit	–	5	5

Included in the group income statement			(583)

Return on plan assets above the amount included in the group income statement[a]	3,083	–	3,083
Actuarial loss arising from changes in financial assumptions[b]	–	(4,703)	(4,703)
Actuarial gain arising from changes in demographic assumptions[b]	–	126	126
Actuarial gain arising from experience adjustments[c]	–	443	443

Included in the group statement of comprehensive income			(1,051)

Regular contributions by employer	178	–	178
Deficit contributions by employer	876	–	876

Included in the group cash flow statement			1,054

Contributions by employees	12	(12)	–
Benefits paid	(2,231)	2,231	–
Foreign exchange	(25)	44	19

Other movements			19

At 31 March 2015	43,627	(51,210)	(7,583)

Current service cost (including administration expenses and PPF levy)	(40)	(261)	(301)
Interest on pension deficit	1,406	(1,627)	(221)

Included in the group income statement			(522)

Return on plan assets below the amount included in the group income statement[a]	(423)	–	(423)
Actuarial gain arising from changes in financial assumptions[b]	–	255	255
Actuarial gain arising from changes in demographic assumptions[b]	–	2	2
Actuarial gain arising from experience adjustments[c]	–	921	921

Included in the group statement of comprehensive income			755

Regular contributions by employer	226	–	226
Deficit contributions by employer	880	–	880

Included in the group cash flow statement			1,106

EEPS position at acquisition	585	(698)	(113)
Contributions by employees	10	(10)	–
Benefits paid	(2,321)	2,321	–
Foreign exchange	18	(43)	(25)

Other movements			(138)

At 31 March 2016	43,968	(50,350)	(6,382)

[a]	The total actual return on plan assets in 2015/16 was a gain of £983m (2014/15: £4,746m).
[b]	The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[c]	The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being different to the pension increase assumption.

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20. Retirement benefit plans continued

BTPS

At 31 March 2016 there were 301,500 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the Scheme. Section A is for members who joined before 1 December 1971, Section B is for members who joined the Scheme between 1 December 1971 and 31 March 1986 and Section C is for members who joined the Scheme on or after 1 April 1986 but before the scheme closed to new entrants on 31 March 2001. The membership is analysed below.

At 31 March 2016	Number of active members	Number of deferred members	Number of pensioners	Total membership

Sections A and Ba	13,000	29,000	176,000	218,000
Section C	22,000	40,000	21,500	83,500

Total	35,000	69,000	197,500	301,500

At 31 March 2015

Sections A and Ba	15,000	32,000	176,000	223,000
Section C	23,000	40,500	20,000	83,500

Total	38,000	72,500	196,000	306,500

[a]	Section A and Section B memberships have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.

Since 1 April 2009, when changes to member benefits and contribution rates were introduced, Section B and C active members have accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Benefits earned for pensionable service prior to 1 April 2009 are based upon a member’s final salary and a normal pensionable age of 60. Under the Scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation for the majority of benefits is based upon either the Retail Prices Index (RPI) or the Consumer Prices Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners

Section Ba	Benefits accrue on a CARE basis increasing at the lower of RPI or the individual’s actual pay increase	Preserved benefits are revalued before retirement based upon CPI	Increases in benefits in payment are currently based upon CPI
Section C			Increases in benefits in payment are currently based upon RPI up to a maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

Management of the scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the Scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors, all of whom are appointed by BT. The chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, at least one of the Trustee directors is usually a current pensioner or deferred pensioner of the BTPS. Trustee directors are usually appointed for a three-year term but are then eligible for re-appointment.

BTPS assets

Asset allocation

The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The allocations set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. Current market conditions and trends are regularly assessed which may lead to adjustments in the asset allocation. The BTPS also uses financial instruments to balance the asset allocation and to manage inflation risk, interest rate risk, longevity risk, liquidity risk and foreign currency risk.

Under IAS 19, plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories

–	securities listed on recognised stock exchanges are valued at closing bid prices;
–	properties are valued on the basis of open market value;
–	unlisted equities are valued in accordance with International Private Equity and Venture Capital (IPEVC) guidelines;
–	unlisted fixed interest and index-linked instruments are valued using the latest market price or using discounted cash flow models that consider credit risk.

202	BT Group plc
Annual Report 2016

20. Retirement benefit plans continued

The fair value of the assets of the BTPS analysed by asset category are shown below. These are subdivided by assets that have a quoted market price in an active market and those that do not (such as investment funds).

	2016[a]				2015[a]
At 31 March	Total assets £bn	of which quoted £bn	[b]	Total %	Total assets £bn	of which quoted £bn	[b]	Total %

Equities[c]	14.7	11.3		34	14.4	10.6		33
Fixed-interest securities	7.3	5.6		17	7.4	5.7		17
Inflation-linked securities	11.7	10.4		27	11.7	10.5		27
Property	5.5	–		13	4.6	–		11
Alternative assets[d]	4.6	–		11	4.9	–		11
Cash, derivatives and other	(0.7)	–		(2)	0.4	–		1

Total	43.1	27.3		100	43.4	26.8		100

[a]	At 31 March 2016 and 31 March 2015, the Scheme’s assets did not include any directly held ordinary shares of the company. The Scheme held £9m (2014/15: £9m) of index-linked bonds issued by the group.
[b]	Assets with a quoted price in an active market.
[c]	At 31 March 2016, the BTPS held £0.8bn of UK equities (2014/15: £0.8bn).
[d]	Alternative assets include absolute return funds and emerging market debt.

Investment performance

The Trustee reports on investment performance against a benchmark which is based on the asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 30 June 2015 was as follows.

Period ending 30 June 2015	Benchmark %	Actual BTPS return %	Over performance %

1 year	6.9	8.3	1.4
3 years	7.2	7.8	0.6
10 years	5.6	6.1	0.5

IAS 19 liabilities

Valuation methodology

The IAS 19 liabilities are measured as the present value of the estimated future benefit cash flows to be paid by each scheme, calculated using the projected unit credit method. These calculations are performed for the group by professionally qualified independent actuaries.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement than assumed.

BTPS liabilities

The estimated duration of the BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is around 15 years although the benefits payable by the BTPS are expected to be paid over more than 70 years as shown in the graph below. Whilst benefit payments are expected to increase over the earlier years, the value of the liabilities is expected to reduce.

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20. Retirement benefit plans continued

IAS 19 liabilities: Key assumptions

The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 are shown below.

	Nominal rates (per year)			Real rates (per year)[a]
	2016	2015	2014	2016	2015	2014
At 31 March	%	%	%	%	%	%

Rate used to discount liabilities	3.30	3.25	4.25	0.44	0.39	0.97
Inflation – increase in RPI	2.85	2.85	3.25	–	–	–
Inflation – increase in CPI	1.85[b]	1.85[b]	2.50[c]	(1.0)[b]	(1.0)[b]	(0.75)[c]

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.
[b]	Assumed to be 0.2% lower after 31 March 2017.
[c]	Assumed to be 0.45% lower after 31 March 2016.

The financial assumptions vary for each plan and the BTPS represents over 97% of the group’s retirement benefit obligation. The nominal financial assumptions weighted by liabilities across all plans are equal to the figures shown in the table above (to nearest 0.05%).

Rate used to discount liabilities

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations.

The discount rate at 31 March 2016 for the BTPS is based on a market-based AA corporate bond yield curve allowing for the future expected benefit payments.

Inflation – increases in RPI and CPI

The assumption for RPI has been assessed by reference to yields on long-term fixed and index-linked Government bonds and Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the expected difference.

Long-term salary increases for BTPS members are assumed to be equal to CPI inflation whilst benefits are assumed to increase by either RPI or CPI inflation as prescribed by the rules of the BTPS and summarised above.

Longevity

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation. Due to the size of the membership of the BTPS it is considered appropriate for the adopted life expectancy assumptions to take into account the actual membership experience of the Scheme. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience at every triennial valuation.

Under IAS 19, the forecast life expectancies for BTPS members aged 60 are as follows:

At 31 March	2016 Number of years	2015 Number of years

Male in lower pay bracket	26.1	26.0
Male in medium pay bracket	27.4	27.3
Male in higher pay bracket	28.8	28.7

Female in lower pay bracket	28.8	28.7
Female in higher pay bracket	29.1	29.0

Average improvement for a member retiring at age 60 in 10 years’ time	1.0	1.0

204	BT Group plc
Annual Report 2016

20. Retirement benefit plans continued

Sensitivity analysis of the principal assumptions used to measure BTPS liabilities

The assumptions on the discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of Scheme liabilities. The table below provides an indication of the sensitivity of the IAS 19 pension liabilities for the BTPS at 31 March 2016, and of the income statement charge for 2016/17, to changes in these assumptions.

The sensitivity of the deficit allows for both the change in the liabilities and the expected change in the assets. For example, the increase in the deficit under the life expectancy scenario incorporates the expected movement in the value of a contract held to hedge longevity risk.

	Decrease (increase) in liability £bn	Decrease (increase) in deficit £bn	Decrease (increase) in income statement charge £m

0.25 percentage point increase to:
– discount rate	1.7	0.8 [a]	25
– inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(1.4)	(0.4)[b]	(15)
– CPI inflation rate (assuming RPI and salary increases are unchanged)	(0.9)	(0.9)	(35)
– salary increases (assuming RPI and CPI are unchanged)	(0.2)	(0.2)	(10)
Additional one year increase to life expectancy	(1.3)	(1.0)	(35)

[a]	Allows for the estimated impact on assets from a 0.25% per year increase to interest rates and corporate bond yields, with credit spreads unchanged.
[b]	Allows for the estimated impact on assets directly linked to inflation from a 0.25% per year increase to inflation.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary.The purpose of the valuation is to design a funding plan to ensure that the Scheme has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2014. The next funding valuation will have an effective date of no later than 30 June 2017.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

–	assets are valued at market value at the valuation date; and
–	liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

The results of the two most recent triennial valuations are shown below.

	June 2014 valuation £bn	June 2011 valuation £bn

BTPS liabilities	(47.2)	(40.8)
Market value of BTPS assets	40.2	36.9
Funding deficit	(7.0)	(3.9)
Percentage of accrued benefits covered by BTPS assets at valuation date	85.2%	90.4%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	63.0%	66.0%

The funding deficit increased to £7.0bn at 30 June 2014. While deficit contribution payments totalling £2.65bn and investment returns of 5.8% per year since the 2011 valuation contributed to higher assets at the 2014 valuation date, the low interest rate environment resulted in a higher value being placed on the Scheme’s liabilities which more than offset the improvements in the Scheme’s assets.

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2014 valuation %	June 2011 valuation %	June 2014 valuation %	June 2011 valuation %

Average single equivalent discount rate	4.5	5.2	1.0	2.0
Average long-term increase in RPI	3.5	3.2	–	–
Average long-term increase in CPI	2.5	2.2	(1.0)	(1.0)

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

The discount rate at 30 June 2014 was derived from prudent return expectations above a yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date. This gives a prudent discount rate of 2.1% per year above the yield curve initially, trending down to 0.6% per year above the curve in the long-term. The assumption is equivalent to using a flat discount rate of 4.5% per year.

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20. Retirement benefit plans continued

The average life expectancy assumptions at the 2014 valuation date, for members 60 years of age, are as follows.

Number of years from 30 June 2014	June 2014 assumptions	June 2011 assumptions

Male in lower pay bracket	26.1	26.3
Male in medium pay bracket	27.5	28.1
Male in high pay bracket	29.0
Female in lower pay bracket	28.9	28.7
Female in high pay bracket	29.2
Average improvement for a member retiring at age 60 in 10 years’ time	1.3	1.2

Payments made to the BTPS	2016	2015
Year ended 31 March	£m	£m

Ordinary contributions	215	168
Deficit contributions	875	875
Total contributions in the year	1,090	1,043

The group expects to make contributions of approximately £485m to the BTPS in 2016/17, comprising ordinary contributions of approximately £235m and deficit contributions of £250m.

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the Trustee and should address the deficit over a maximum period of 20 years.

In January 2015, the 2014 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2014 was £7.0bn. Under the associated recovery plan BT made payments of £875m in March 2015, £625m in April 2015 and £250m in March 2016. BT is scheduled to make future deficit payments in line with the table below.

Year to 31 March	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Deficit contribution (£m)	250	688	699	711	724	670	670	670	495	495	495	495	495	289

The ordinary contribution rate to meet the benefits of current employed members increased from 13.5% to 16.0% of pensionable salaries (including employee contributions) from 1 April 2015 through to the next valuation date.

Other protections

The 2014 funding agreement with the Trustee included additional features for BT to provide support to the Scheme. These include:

Feature	Detail

Shareholder distributions	In the event that shareholder distributions exceed an agreed threshold, BT will provide matching payments to the Scheme. The threshold allows for 15% per year dividend per share growth plus £300m per year of share buybacks on a cumulative basis.

BT will consult with the Trustee if it considers share buybacks in excess of £300m per year or making a special dividend.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.

Material corporate events	In the event that BT generates net cash proceeds greater than £1bn from disposals (net of acquisitions) in any 12-month period ending 30 June, BT will make additional contributions to the Scheme equal to one third of those net cash proceeds.

BT will consult with the Trustee if:

– it considers making acquisitions with a total cost of more than £1bn in any 12-month period; or

– it considers making disposals of more than £1bn; or

– it considers making a Class 1 transaction (acquisition or disposal) which will have a material impact on the Scheme; or

– it becomes aware it is likely to be subject to a takeover offer.

BT will advise the Trustee should there be other material corporate events which would materially impact BT’s covenant to the Scheme.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.

Negative pledge	A negative pledge that future creditors will not be granted superior security to the Scheme in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc.

This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

206	BT Group plc
Annual Report 2016

20. Retirement benefit plans continued

In the unlikely event that the group were to become insolvent there are additional protections of BTPS members’ benefits:

Feature	Detail

Crown Guarantee	The Crown Guarantee was granted by the Government when the group was privatised in 1984 and would only come into effect upon the insolvency of BT.

The Trustee brought court proceedings to clarify the scope and extent of the Crown Guarantee. The Court of Appeal judgment on 16 July 2014 established that:

– the Crown Guarantee covers BT’s funding obligation in relation to members of the Scheme who joined post-privatisation as well as those who joined pre-privatisation (subject to certain exceptions);

– the funding obligation to which the Crown Guarantee relates is measured with reference to BT’s obligation to pay deficit contributions under the rules of the Scheme.

The Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the Scheme and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

Pension Protection Fund (PPF)

The Pension Protection Fund (PPF) may take over the Scheme and pay benefits not covered by the Crown Guarantee to members.

There are limits on the amounts paid by the PPF and the PPF would not provide exactly the same benefits as those in the Scheme.

Other benefit plans

In addition to the BTPS, the group maintains benefit plans around the world with a focus on these being appropriate for the local market and culture.

The EEPS is the largest defined benefit plan sponsored by the group after the BTPS with defined benefit liabilities of around £700m. The scheme’s assets are invested across a number of asset classes including UK listed equities and unit trusts (25%), property (16%), alternative assets (35%) and fixed income assets (24%). A funding valuation of the EEPS is being carried out as at 31 December 2015. The group is currently paying deficit contributions of £20m each year to meet the deficit at the 31 December 2012 valuation of £130m. The EEPS also has a defined contribution section with around 12,500 active members.

The BT Retirement Saving Scheme (BTRSS) is the largest defined contribution scheme maintained by the group with around 29,500 active members. In the year to 31 March 2016, the group contributed £114m to the BTRSS.

21. Own shares

	Treasury shares[a]		Employee share ownership trust[a]		Total
	millions	£m	millions	£m	millions	£m

At 31 March 2014	232	(626)	62	(203)	294	(829)
Own shares purchased[b]	25	(102)	55	(218)	80	(320)
Share options exercised[b,c]	(256)	724	(51)	173	(307)	897
Executive share awards vested	–	–	(25)	87	(25)	87
At 31 March 2015	1	(4)	41	(161)	42	(165)
Own shares purchased[b]	46	(211)	22	(104)	68	(315)
Share options exercised[b,c]	(39)	176	(24)	102	(63)	278
Executive share awards vested	–	–	(22)	87	(22)	87
At 31 March 2016	8	(39)	17	(76)	25	(115)

[a]	At 31 March 2016, 8,170,876 shares (2014/15: 1,009,913) with an aggregate nominal value of £nil (2014/15: £nil) were held at cost as treasury shares and 16,600,756 shares (2014/15: 40,567,778) with an aggregate nominal value of £1m (2014/15: £2m) were held in the Trust.
[b]	See group cash flow statement on page 169. In 2015/16 the cash paid for the repurchase of ordinary share capital was £315m (2014/15: £320m). The cash received for proceeds on the issue of treasury shares was £90m (2014/15: £1,201m).
[c]	Includes share option exercises of nil (2014/15: 2m) relating to other plans.

The treasury shares reserve represents BT Group plc shares purchased directly by the group. The BT Group Employee Share Ownership Trust (‘the Trust’) also purchases BT Group plc shares.

The treasury shares and the shares in the Trust are being used to satisfy the group’s obligations under its employee share plans. Further details on Employee Saveshare Plans and Executive share plans are provided in note 22.

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22. Share-based payments

Overview

The company has savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. It also has several share plans for executives. All share-based payment plans are equity-settled. Details of these plans and an analysis of the total charge by type of award is set out below.

Year ended 31 March	2016 £m	2015 £m	2014 £m

Employee Saveshare Plans	27	25	25
Executive Share Plans:
Incentive Share Plan (ISP)	21	32	21
Deferred Bonus Plan (DBP)	4	9	11
Other plans	6	4	3
	58	70	60

Employee Saveshare Plans

Under an HMRC-approved savings-related share option plan, employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.

Incentive Share Plan (ISP)

Under the ISP, participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2015/16, 2014/15 and 2013/14: 40% of each award is linked to a total shareholder return (TSR) target for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative free cash flow measure, and 20% to growth in underlying revenue excluding transit.

Deferred Bonus Plan (DBP)

Under the DBP, awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

Under the terms of the ISP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Saveshare Plans

Movements in Employee Saveshare options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2016 millions	2015 millions	2014 millions	2016 pence	2015 pence	2014 pence

Outstanding at 1 April	226	459	490	226	102	91
Granted	47	81	40	385	326	257
Forfeited	(12)	(9)	(10)	306	239	158
Exercised	(63)	(304)	(57)	139	65	110
Expired	(1)	(1)	(4)	247	163	78
Outstanding at 31 March	197	226	459	287	226	102
Exercisable at 31 March	–	–	2	140	74	111

The weighted average share price for all options exercised during 2015/16 was 463p (2014/15: 382p, 2013/14: 356p).

The following table summarises information relating to options outstanding and exercisable under Employee Saveshare plans at 31 March 2016.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life

2016	156p – 280p	204p	31	10 months
2017	168p – 359p	233p	49	22 months
2018	249p – 423p	315p	34	34 months
2019	319p – 376p	320p	54	46 months
2020	376p	376p	29	58 months
Total		287p	197	34 months

208	BT Group plc
Annual Report 2016

22. Share-based payments continued

Executive share plans

Movements in executive share plan awards during 2015/16 are shown below:

	Number of shares (millions)
	ISP	DBP	Total

At 1 April 2015	57	11	68
Awards granted	14	2	16
Awards vested	(17)	(5)	(22)
Awards lapsed	(12)	–	(12)
Dividend shares reinvested	1	–	1
At 31 March 2016	43	8	51

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Saveshare plans and ISP in 2015/16, 2014/15 and 2013/14.

	2016		2015		2014
Year ended 31 March	Employee Saveshare	ISP	Employee Saveshare	ISP	Employee Saveshare	ISP

Weighted average fair value	81p	364p	82p	309p	61p	269p
Weighted average share price	454p	451p	387p	393p	310p	315p
Weighted average exercise price	385p	n/a	326p	n/a	257p	n/a
Expected dividend yield	3.2% – 3.7%	n/a	3.5% – 3.8%	n/a	3.9% – 5.6%	n/a
Risk free rates	0.7% – 1.6%	0.7%	1.2% – 2.0%	1.2%	0.7% – 1.5%	0.7%
Expected volatility	19.7% – 22.7%	22.0%	22.2% – 24.9%	24.3%	23.3% – 31.9%	32.0%

Employee Saveshare grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and the cross correlation between pairs of stocks.

Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Saveshare options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP were determined using the market price of the shares at the grant date. The weighted average share price for DBP awards granted in 2015/16 was 451p (2014/15: 393p, 2013/14: 315p).

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Overview	The Strategic Report	Governance	Financial statements	Additional information

23. Investments

At 31 March			2016 £m	2015 £m

Non-current assets
Available-for-sale			39	36
Fair value through profit or loss			7	8
			46	44

Current assets
Available-for-sale			2,878	3,133
Loans and receivables			40	390
			2,918	3,523

Loans and receivables are held on the balance sheet at amortised cost and this approximates fair value. Loans and receivables consist of investments in term deposits denominated in Sterling of £10m (2014/15: £360m) and in US Dollars of £30m (2014/15: £30m).

Fair value hierarchy At 31 March 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Available-for-sale investments	24	2,878	15	2,917
Fair value through profit or loss	7	–	–	7
Total	31	2,878	15	2,924

At 31 March 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Available-for-sale investments	26	3,133	10	3,169
Fair value through profit or loss	8	–	–	8
Total	34	3,133	10	3,177

The three levels of valuation methodology used are:

Level 1 – uses quoted prices in active markets for identical assets or liabilities

Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation method.

Level 2 balances classified as available-for-sale consist of investments in liquidity funds denominated in Sterling of £2,430m (2014/15: £2,784m) and in Euros of £448m (2014/15: £349m).

Level 3 balances consist of available-for-sale investments of £15m (2014/15: £10m) which represent investments in a number of private companies. In the absence of specific market data, these investments are held at cost, adjusted as necessary for impairments, which approximates to fair value.

210	BT Group plc
Annual Report 2016

24. Cash and cash equivalents

At 31 March	2016 £m	2015 £m

Cash at bank and in hand	401	335

Cash equivalents
Loans and receivables
US deposits	44	28
UK deposits	20	28
Other deposits	32	43
Total cash equivalents	96	99
Total cash and cash equivalents	497	434
Bank overdrafts (note 25)	(38)	(27)
Cash and cash equivalents per the cash flow statement	459	407

The group has cross-undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on those bank accounts.

The group’s cash and cash equivalents included restricted cash of £101m (2014/15: £143m), of which £99m (2014/15: £140m) was held in countries in which prior approval is required to transfer funds abroad. Such funds can be used by the group within a reasonable period of time if it complies with these requirements. The remaining balance of £2m (2014/15: £3m) was held in escrow accounts.

Cash and cash equivalents are classified as loans and receivables and are held on the group balance sheet at amortised cost which equates to fair value.

25. Loans and other borrowings

Capital management policy

The objective of the group’s capital management policy is to reduce net debt over time whilst investing in the business, supporting the pension scheme and paying progressive dividends. In order to meet this objective, the group may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. The group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives and processes during 2015/16 and 2014/15. For details of share issues and repurchases in the year see note 21.

The group’s capital structure consists of net debt and shareholders’ equity. The analysis below summarises the components which the group manages as capital.

At 31 March	2016 £m	2015 £m

Net debt	9,845	5,119
Total parent shareholders’ equity[a]	10,358	796
	20,203	5,915

[a]	Excludes non-controlling interests of £22m (2014/15: £12m).

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25. Loans and other borrowings continued

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents. A reconciliation from the most directly comparable IFRS measure to net debt is given below.

On the acquisition of EE, we acquired a further £2,107m of net debt.

At 31 March	2016 £m	2015 £m

Loans and other borrowings	14,269	9,768
Less:
Cash and cash equivalents	(497)	(434)
Current asset investments	(2,918)	(3,523)
	10,854	5,811
Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(652)	(357)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(357)	(335)
Net debt	9,845	5,119

At 31 March	2016 £m	2015 £m

2.00% US$750m bond due June 2015[a]	–	508
6.50% €1,000m bond due July 2015[a]	–	758
1.625% US$600m bond due June 2016[a]	419	406
8.50% £683m bond due December 2016 (minimum 7.50%c)	696	695
1.25% US$500m bond due February 2017[a]	348	337
3.5% €500m bond due February 2017[a]	398	–
6.625% £500m bond due June 2017[a]	525	525
5.95% US$1,100m bond due January 2018[a]	775	750
3.25% €600m bond due August 2018[a]	510	–
2.35% US$800m bond due February 2019[a]	558	541
4.38% £400m bond due March 2019	464	–
1.125% €1,000m bond due June 2019[a]	800	730
8.625% £300m bond due March 2020	300	299
0.625% €1,500m bond due March 2021[a]	1,190	–
1.125% €1,100m bond due March 2023[a]	873	–
3.50% £250m index linked bond due April 2025	396	392
1.75% €1,300 bond due March 2026[a]	1,032	–
5.75% £600m bond due December 2028[b]	741	751
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%c)	1,910	1,850
6.375% £500m bond due June 2037[a]	522	522
Total listed bonds	12,457	9,064
Finance leases	240	238
LIBOR + 0.95% £438m Syndicated loan facilities due April 2016	438	–
2.21% £350m bank loan due December 2017	354	–
Acquisition facility	181	–
Other loans	561	439
Bank overdrafts (note 24)	38	27
Total other loans and borrowings	1,572	466
Total loans and borrowings	14,269	9,768

[a]	Designated in a cash flow hedge relationship.
[b]	Designated in a fair value hedge relationship in 2014/15, de-designated in 2015/16.
[c]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A– respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.

212	BT Group plc
Annual Report 2016

25. Loans and other borrowings continued

Unless previously designated in a fair value hedge relationship, all loans and other borrowings are carried in the group balance sheet and the table above at amortised cost. The fair value of listed bonds and other long-term borrowings is £14,500m (2014/15: £10,919m) and the fair value of finance leases is £290m (2014/15: £273m).

The fair value of the group’s bonds and other long-term borrowings is estimated on the basis of quoted market prices, based on the same or similar issues where they exist. Where the same or similar issues do not exist, the fair value is estimated based on the calculation of future cash flows using blended discount rates in effect at the balance sheet date.

The carrying amount of other loans and bank overdrafts equates to fair value due to the short maturity of these items.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Loans and other borrowings are analysed as follows:

At 31 March	2016 £m	2015 £m

Current liabilities
Listed bonds	2,013	1,422
Finance leases	8	13
Syndicated loan facilities	619	–
Other loans and bank overdrafts	597	465
Total current liabilities	3,237	1,900

Non-current liabilities
Listed bonds	10,444	7,642
Finance leases	232	225
Bank loans	354	–
Other loans and borrowings	2	1
Total non-current liabilities	11,032	7,868
Total	14,269	9,768

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2016 and 2015 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £13,260m (2014/15: £9,074m) and repayments fall due as follows:

			2016			2015
At 31 March	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m

Within one year, or on demand	3,237	(232)	3,005	1,900	(152)	1,748
Between one and two years	1,632	(216)	1,416	1,431	(48)	1,383
Between two and three years	1,488	(72)	1,416	1,251	(191)	1,060
Between three and four years	1,104	18	1,122	549	(51)	498
Between four and five years	1,200	(26)	1,174	1,033	89	1,122
After five years	5,429	(302)	5,127	3,461	(198)	3,263
Total due for repayment after more than one year	10,853	(598)	10,255	7,725	(399)	7,326
Total repayments	14,090	(830)	13,260	9,625	(551)	9,074
Fair value adjustments[a]	179			143
Total loans and other borrowings	14,269			9,768

[a]	In 2015/16 includes a £49m adjustment to EE’s long-term debt on acquisition to reflect it at fair value.

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25. Loans and other borrowings continued

Obligations under finance leases are analysed as follows:

	2016	2015	2016	2015
	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Due within one year	13	29	8	13
Between two to five years	107	101	53	46
After five years	270	269	179	179
	390	399	240	238
Less: future finance charges	(150)	(161)	–	–
Total finance lease obligations	240	238	240	238

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

26. Finance expense

Year ended 31 March	2016 £m	2015 £m	2014 £m

Finance expense
Interest on:
Financial liabilities at amortised cost	489	516	560
Finance leases	14	15	16
Derivatives	11	7	13
Fair value movements:
Bonds designated as hedged items in fair value hedges	–	82	(47)
Derivatives designated as hedging instruments in fair value hedges	–	(82)	47
Derivatives not in a designated hedge relationship	(5)	7	(2)
Reclassification of cash flow hedge from other comprehensive income	3	26	9
Unwinding of discount on provisions	8	8	8
Finance expense	520	579	604
Less: interest capitalised[a]	–	(2)	(1)
Total finance expense before specific items	520	577	603
Specific items (note 8)	229	299	235
Total finance expense	749	876	838

[a]	No interest was capitalised in 2015/16. Interest was capitalised at a weighted average rate of 6.0% in 2014/15 and 6.1% in 2013/14.

Reconciliation of net finance expense to net interest cash outflow

Net interest cash outflow of £548m (2014/15: £580m, 2013/14: £608m) is £65m higher (2014/15: £20m, 2013/14: £17m) than the net finance expense in the income statement. This is mostly due to certain interest cash outflows and inflows being spread over a number of years in the income statement.

Year ended 31 March	2016 £m	2015 £m	2014 £m

Net finance expense before specific items	483	560	591
Timing differences:
– Derivative restructuring costs	(1)	–	14
– Timing of coupon payments on bonds	27	4	(5)
– Timing of interest receipts	22	–	–
– Deferred income	9	9	8
Specific item (note 8)	8	7	–
Net interest cash outflow	548	580	608

214	BT Group plc
Annual Report 2016

27. Financial instruments and risk management

The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk.

Treasury operations

The group has a centralised treasury operation whose primary role is to manage liquidity and funding requirements as well as the group’s exposure to associated financial and market risks, including credit risk, interest rate risk and foreign exchange risk.

Treasury policy

Treasury policy is set by the Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of borrowing, investments and group-wide exposures. The Board has delegated authority to operate these policies to a series of panels responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the following: the Chairman, the Chief Executive or the Group Finance Director.

There has been no change in the nature of the group’s risk profile between 31 March 2016 and the date of approval of these financial statements.

Interest rate risk management

Management policy

Interest rate risk arises primarily from the group’s long-term borrowings. Interest cash flow risk arises from borrowings issued at variable rate, partially offset by cash held at variable rates. Fair value interest rate risk arises from borrowings issued at fixed rates.

The group’s policy, as set by the Board, is to ensure that at least 70% of net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the Group Finance Director, Director of Treasury and Risk Management or the BT Group Treasurer who each have been delegated such authority from the Board.

Hedging strategy

In order to manage the group’s interest rate profile, the group has entered into cross-currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments.

Foreign exchange risk management

Management policy

The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that eventual future net inflows and net outflows will be adversely affected by changes in exchange rates.

The Board’s policy for foreign exchange risk management defines the types of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions.

Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the Group Finance Director, Director of Treasury and Risk Management or the BT Group Treasurer who have been delegated such authority by the Board.

Hedging strategy

A significant proportion of the group’s external revenue and costs arise within the UK and are denominated in Sterling. The group’s non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. Foreign currency borrowings used to finance the group’s operations have been predominantly swapped into Sterling using cross-currency swaps.

The group also enters into forward currency contracts to hedge foreign currency, capital purchases, purchase and sale commitments, interest expense and foreign currency investments. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

27. Financial instruments and risk management continued

The table below reflects the currency and interest rate profile of our loans and borrowings after the impact of hedging.

			2016			2015
At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m

Sterling	11,417	1,249	12,666	7,601	991	8,592
Euro	–	594	594	–	482	482
Total	11,417	1,843	13,260	7,601	1,473	9,074
Ratio of fixed to floating	86%	14%	100%	84%	16%	100%
Weighted average effective fixed interest rate – Sterling	6.0%			6.3%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

Sensitivity analysis

The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates and foreign exchange rates. To demonstrate this volatility, management have concluded that the following are reasonable benchmarks for performing sensitivity analysis:

–	for interest, a 1% increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies; and
–	for foreign exchange, a 10% strengthening/weakening in Sterling against other currencies.

The impact of a 1% change in interest rates on the group’s annual net finance expense was insignificant in both 2015/16 and 2014/15. The impact on equity, before tax, of a 1% increase in interest rates is as detailed below:

At 31 March	2016 £m Increase (reduce)	2015 £m Increase (reduce)

Sterling interest rates	626	428
US Dollar interest rates	(374)	(400)
Euro interest rates	(263)	(34)

A 1% decrease in interest rates would have broadly the same impact in the opposite direction.

The group’s exposure to foreign exchange volatility in the income statement, after hedging, and within shareholders’ equity (excluding translation exposures) was insignificant in both 2015/16 and 2014/15.

Credit ratings

The group’s December 2030 bond contains covenants which have required the group to pay higher rates of interest once the group ceased to be rated at least A3 in the case of Moody’s or at least A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels effective from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £1.9bn at 31 March 2016, the group’s finance expense would increase/decrease by approximately £9m a year if the group’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies from the current ratings.

The group’s credit ratings were as detailed below:

		2016		2015
At 31 March	Rating	Outlook	Rating	Outlook

Rating agency
Standard & Poor’s	BBB	Positive	BBB	Stable
Moody’s	Baa2	Positive	Baa2	Positive

Liquidity risk management

Management policy

The group ensures its liquidity is maintained by entering into short-, medium- and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short- and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of the group’s loans and borrowings at 31 March 2016 is disclosed in note 25. The group has term debt maturities of £1.9bn in 2016/17.

216	BT Group plc
Annual Report 2016

27. Financial instruments and risk management continued

Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the Board. The group holds cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2016 the group had undrawn committed borrowing facilities of £1.5bn (2014/15: £1.5bn) maturing in September 2020 with the option to renew to September 2021.

Maturity analysis

The following table provides an analysis of the remaining contractually-agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities At 31 March 2016	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m

Due within one year	3,059	491	5,244	50	8,844
Between one and two years	1,632	435	–	30	2,097
Between two and three years	1,488	357	–	25	1,870
Between three and four years	1,104	343	–	15	1,462
Between four and five years	1,200	308	–	16	1,524
After five years	5,429	2,885	–	326	8,640
	13,912	4,819	5,244	462	24,437
Interest payments not yet accrued	–	(4,641)	–	–	(4,641)
Fair value adjustment[a]	179	–	–	–	179
Impact of discounting	–	–	–	(166)	(166)
Carrying value on the balance sheet[b]	14,091	178	5,244	296	19,809

At 31 March 2015	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m

Due within one year	1,706	513	3,784	32	6,035
Between one and two years	1,431	458	–	19	1,908
Between two and three years	1,251	392	–	15	1,658
Between three and four years	549	315	–	15	879
Between four and five years	1,033	302	–	13	1,348
After five years	3,461	2,973	–	218	6,652
	9,431	4,953	3,784	312	18,480
Interest payments not yet accrued	–	(4,759)	–	–	(4,759)
Fair value adjustment	143	–	–	–	143
Impact of discounting	–	–	–	(104)	(104)
Carrying value on the balance sheet[b]	9,574	194	3,784	208	13,760

[a]	Includes a £49m adjustment to EE’s long-term debt on acquisition to reflect it at fair value.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

27. Financial instruments and risk management continued

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2016	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m

Due within one year	268	263	(250)	281	91	263	(250)	104
Between one and two years	386	38	(27)	397	88	38	(27)	99
Between two and three years	371	38	(27)	382	88	38	(27)	99
Between three and four years	60	838	(836)	62	90	838	(836)	92
Between four and five years	81	17	(18)	80	84	17	(18)	83
After five years	–	165	(180)	(15)	725	165	(180)	710
Total[b]	1,166	1,359	(1,338)	1,187	1,166	1,359	(1,338)	1,187

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
At 31 March 2015	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m

Due within one year	215	1,421	(1,292)	344	88	1,320	(1,179)	229
Between one and two years	471	39	(26)	484	109	42	(30)	121
Between two and three years	273	38	(26)	285	92	42	(30)	104
Between three and four years	177	38	(26)	189	94	42	(30)	106
Between four and five years	48	838	(749)	137	111	842	(753)	200
After five years	–	390	(394)	(4)	690	476	(491)	675
Total[b]	1,184	2,764	(2,513)	1,435	1,184	2,764	(2,513)	1,435

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Credit risk management

Management policy

The group’s exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading-related receivables.

For treasury-related balances, the Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties in respect of new transactions are A3/A– for long-term and P1/A1 for short-term investments. Action is taken, where appropriate and cost effective if counterparties, in respect of existing transactions fall below the permitted criteria.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty, and in response to market conditions, up to the maximum allowable limit set by the Board.

Operational management policy

The group’s credit policy for trading-related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers are assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. Where appropriate, the group may endeavour to minimise risks by requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2016 £m	2015 £m

Derivative financial assets		1,639	1,329
Investments	23	2,964	3,567
Trade and other receivables[a]	17	2,947	2,264
Cash and cash equivalents	24	497	434
		8,047	7,594

[a]	The carrying amount excludes £233m (2014/15: £184m) of non-current trade and other receivables which relate to non-financial assets, and £1,116m (2014/15: £876m) of prepayments and other receivables.

218	BT Group plc
Annual Report 2016

27. Financial instruments and risk management continued

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

Moody’s/S&P credit rating of counterparty	2016 £m	2015 £m
Aa2/AA and above	2,878	3,133
Aa3/AA–	120	206
A1/A+	64	248
A2/Aa	939	793
A3/A–	160	121
Baa1/BBB+	492	439
Baa2/BBB and below	–	11
	4,653	4,951

[a]	The group holds cash collateral of £553m (2014/15: £437m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for trading balances of the group is provided in note 17, which analyses outstanding balances by line of business.

Where multiple transactions are undertaken with a single financial counterparty or group of related counterparties, the group has entered into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. The group has also entered into credit support agreements with certain swap counterparties whereby, on a weekly and monthly basis, the fair value position on notional £1,882m of long dated cross-currency swaps and interest rate swaps is collateralised. The related net cash inflow during the year was £79m (2014/15: cash inflow of £297m). The collateral paid and received is recognised within current asset investments and loans and other borrowings, respectively.

Offsetting of financial instruments

The table below shows the group’s financial assets and liabilities that are subject to offset in the group’s balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2016	Gross amounts £m	Amounts set off £m	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m

Derivative financial assets	1,639	–	1,639	(456)	(553)	630
Derivative financial liabilities	(911)	–	(911)	456	40	(415)
Cash and cash equivalents	643	(146)	497	–	–	497
Bank overdrafts	(184)	146	(38)	–	–	(38)
Total	1,187	–	1,187	–	(513)	674

				Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2015	Gross amounts £m	Amounts set off £m	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m

Derivative financial assets	1,329	–	1,329	(603)	(437)	289
Derivative financial liabilities	(1,095)	–	(1,095)	603	30	(462)
Cash and cash equivalents	588	(154)	434	–	–	434
Bank overdrafts	(181)	154	(27)	–	–	(27)
Total	641	–	641	–	(407)	234

Cash and cash equivalents and bank overdrafts include amounts set off of £146m (2014/15: £154m) as part of a master netting agreement with Barclays Bank Plc. Balances held within this arrangement are pooled and interest is paid or received on the net balance.

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27. Financial instruments and risk management continued

Derivatives

All of the group’s derivative financial instruments are held at fair value on the group’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

	Current	Non-current	Current	Non-current
Derivatives At 31 March 2016	asset £m	asset £m	liability £m	liability £m

Designated in a cash flow hedge	166	1,158	40	618
Other	11	304	8	245
Total derivatives	177	1,462	48	863

	Current	Non-current	Current	Non-current
Derivatives At 31 March 2015	asset £m	asset £m	liability £m	liability £m

Designated in a cash flow hedge	86	941	161	698
Designated in a fair value hedge	6	143	–	–
Other	5	148	7	229
Total derivatives	97	1,232	168	927

All derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined in note 23, with the exception of a derivative energy contract which is classified at Level 3. On initial recognition of this derivative energy contract a gain was deferred. At 31 March 2016 the amount deferred and not yet recognised in the income statement, was £nil (2014/15: £14m). The fair value of the energy derivative at 31 March 2016 was £nil. It has been valued using assumptions on volumes, inflation and energy prices.

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Cash flow hedges

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging Euro- and US Dollar-denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to the group’s 2030 US Dollar bond. The hedged cash flows will affect the group’s income statement as interest and principal amounts are repaid over the remaining term of the borrowings (see note 25).

Forecast foreign currency purchases, principally denominated in US Dollar, Euro and Asia Pacific currencies are hedged 12 months forward, with certain specific transactions hedged further forward. The related cash flows are recognised in the income statement over this period.

All cash flow hedges were effective in the period. See note 28 for details of the movements in the cash flow hedge reserve.

Fair value hedges

In 2014/15 fair value hedges consisted of interest rate swaps that are used to protect against changes in the fair value of the 2028 Sterling bond due to movements in market interest rates. These were de-designated on 1 April 2015.

Gains and losses arising on fair value hedges are disclosed in note 26.

Other derivatives

The group’s policy is not to use derivatives for speculative purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are classified as held for trading and held at fair value through profit or loss under IAS 39.

220	BT Group plc
Annual Report 2016

28. Other reserves

		Other comprehensive income
	Capital redemption reserve £m	Cash flow reserve £m	[a]	Available- for-sale reserve £m	[b]	Translation reserve £m	[c]	Total £m

At 1 April 2013	27	180		38		547		792
Exchange differences	–	–		–		(176)		(176)
Net fair value loss on cash flow hedges	–	(528)		–		–		(528)
Recognised in income and expense	–	384		–		–		384
Fair value movement on available-for-sale assets	–	–		(27)		–		(27)
Tax recognised in other comprehensive income	–	6		–		(2)		4
At 1 April 2014	27	42		11		369		449
Exchange differences	–	–		–		5		5
Net fair value gain on cash flow hedges	–	207		–		–		207
Recognised in income and expense	–	(218)		–		–		(218)
Fair value movement on available-for-sale assets	–	–		7		–		7
Tax recognised in other comprehensive income	–	24		–		13		37
At 1 April 2015	27	55		18		387		487
Exchange differences[d]	–	–		–		49		49
Net fair value gain on cash flow hedges	–	381		–		–		381
Recognised in income and expense	–	(230)		–		–		(230)
Fair value movement on available-for-sale assets	–	–		(2)		–		(2)
Tax recognised in other comprehensive income	–	(33)		–		38		5
At 31 March 2016	27	173		16		474		690

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net charge to the cash flow reserve of £255m (2014/15: net charge £244m, 2013/14: net credit of £374m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.
[c]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
[d]	Excludes £3m of exchange differences in relation to retained earnings attributed to non-controlling interest.

29. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is disclosed in note 5.

Amounts paid to the group’s retirement benefit plans are set out in note 20.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

30. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2016 £m	2015 £m

Capital commitments	922	507
Other commitments	481	–
Device purchase commitments	260	–
TV programme rights commitments	2,026	2,512
Total	3,689	3,019

At 31 March 2016 TV programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the group were as follows:

	2016 £m	2015 £m

Payable in the year ending 31 March:
2016	–	427
2017	669	401
2018	641	392
2019	592	377
2020	545	365
2021	500	356
Thereafter	4,641	4,206
Total future minimum operating lease payments	7,588	6,524

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in 2001. Leases have an average term of 16 years (2014/15: 17 years) and rentals are fixed for an average of 16 years (2014/15: 17 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2016 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

Under the Broadband Delivery UK programme, grants received by the group may be subject to reinvestment or repayment to the customer depending on the level of take-up.

The group has provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (now part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations, which is expected to be when the leases end on 30 January 2017.

The group does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group.

31. Subsequent events

From 1 April 2016, the group has reorganised and the reporting segments will change. The group will have the following six customer-facing lines of business:

•	BT Global Services has been renamed Global Services and is focused on multinational customers;
•	BT Business has become Business and Public Sector and includes the UK corporate and public sector operations from BT Global Services as well as EE’s business division;
•	BT Consumer remains a separate segment, renamed Consumer;
•	EE’s consumer division is a separate segment;
•	BT Wholesale has become Wholesale and Ventures and includes EE’s MVNO operations and certain specialist businesses that were previously in the BT Business segment; and
•	Openreach.

In addition, EE’s technology team has been brought together with BT TSO to create a mobile technology unit.

222	BT Group plc
Annual Report 2016

Independent auditors’ report to the members of BT Group plc

Report on the company financial statements

Our opinion

In our opinion, BT Group plc’s company financial statements (the financial statements).

•	give a true and fair view of the state of the company’s affairs as at 31 March 2016;
•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
•	have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

BT Group plc’s financial statements comprise:

•	the BT Group plc company balance sheet as at 31 March 2016;
•	the BT Group plc company reconciliation of movement in equity shareholders’ funds for the year then ended; and
•	the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is United Kingdom Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”, and applicable law (United Kingdom Generally Accepted Accounting Practice).

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

ISAs (UK & Ireland) reporting

Under International Standards on Auditing (UK and Ireland) (“ISAs (UK & Ireland)”) we are required to report to you if, in our opinion, information in the Annual Report & Form 20-F 2016 (the “Annual Report”) is:

•	materially inconsistent with the information in the audited financial statements; or
•	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the company acquired in the course of performing our audit; or
•	otherwise misleading.

We have no exceptions to report arising from this responsibility.

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	we have not received all the information and explanations we require for our audit; or
•	adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the financial statements and the part of the Report on Directors’ Remuneration to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Directors’ Remuneration Report – Companies Act 2006 opinion

In our opinion, the part of the Report on Directors’ Remuneration to be audited has been properly prepared in accordance with the Companies Act 2006.

Other Companies Act 2006 reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 149, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the company’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the group financial statements of BT Group plc for the year ended 31 March 2016.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Statutory Auditors London

4 May 2016

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Financial statements of BT Group plc

BT Group plc accounting policies

Accounting basis

As used in these financial statements and associated notes, the term ‘company’ refers to BT Group plc. These separate financial statements of the company are prepared in accordance with and presented as required by the Companies Act 2006. For all periods up to and including the year ended 31 March 2015, the Company prepared its separate financial statements in accordance with UK GAAP (United Kingdom Generally Accepted Accounting Practice).

The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100). Accordingly, in the year ended 31 March 2016 the company has undergone transition from reporting under previous UK GAAP to Financial Reporting Standard 101 (FRS 101) ‘Reduced Disclosure Framework’. These financial statements have been prepared in accordance with FRS 101.

Previous UK GAAP differs in certain respects from FRS 101 and comparative information has been re-presented as necessary in accordance with FRS 101. There were no measurement differences on transition from UK GAAP to FRS 101 and therefore no opening reconciliation of Equity is presented.

FRS 101 incorporates, with limited amendments, International Financial Reporting Standards (IFRS).

As permitted by FRS 101, the company has taken advantage of the disclosure exemptions available under that standard in relation to business combinations, share-based payments, non-current assets held for sale, financial instruments, capital management, and presentation of comparative information in respect of certain assets, presentation of a cash flow statement, standards not yet effective, impairment of assets and related party transactions. The company intends to continue to take advantage of these exemptions in future years. Further detail is provided below.

Where required, equivalent disclosures have been given in the consolidated financial statements of BT Group plc.

IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ requires an entity to develop policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. IFRS 1 also requires that those policies be applied as of the transition date to IFRS (which for BT Group plc is 1 April 2014) and throughout all periods presented in the first IFRS financial statements.

As required by FRS 101, BT Group plc notified its shareholders of the proposed change at the Annual General Meeting in July 2014.

Financial statements

The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

Exemptions

The BT Group plc consolidated financial statements for the year ended 31 March 2016 contain a consolidated cash flow statement. Consequently, as permitted by IAS 7 ‘Statement of Cash flow’, the company has not presented its own cash flow statement.

The BT Group plc consolidated financial statements for the year ended 31 March 2016 contain related party disclosures.

Consequently, the company has taken advantage of the exemption in IAS 24, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.

The BT Group plc consolidated financial statements for the year ended 31 March 2016 contain financial instrument disclosures which comply with IFRS 7, ‘Financial Instruments: Disclosures’. Consequently, the company is exempt from the disclosure requirements of IFRS 7 in respect of its financial instruments.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Taxation

Full provision is made for deferred taxation on all temporary differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

Share capital

Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as part of Own shares and presented as a deduction from shareholders’ equity at cost.

Cash

Cash includes cash in hand and bank deposits repayable on demand.

Share-based payments

The company does not incur a charge for share-based payments. However, the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.

New and amended accounting standards that have been issued but are not yet effective

There are no standards or interpretations issued but not yet effective which are expected to have a material impact on the company.

224	BT Group plc
Annual Report 2016

Other information

Dividends

The Board recommends that a final dividend in respect of the year ended 31 March 2016 of 9.6p (2014/15: 8.5p) will be paid to shareholders on 5 September 2016, taking the full year proposed dividend in respect of 2015/16 to 14.0p (2014/15: 12.4p). This dividend is subject to shareholder approval at the Annual General Meeting and therefore the liability of approximately £956m (2014/15: £712m) has not been included in these financial statements.

Employees

The Chairman, the executive directors and the Group General Counsel & Company Secretary of BT Group plc were the only employees of the company during 2015/16 and 2014/15. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.

Audit fees

The audit fee in respect of the parent company was £43,900 (2014/15: £42,900). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the company are not required to be disclosed as they are set out in note 7 to the consolidated financial statements of BT Group plc.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

BT Group plc company balance sheet

At 31 March	Notes	2016 £m	2015 £m

Fixed assets
Investments in subsidiary undertakings	1	10,744	10,686
Loans to group undertakings[a]		8,511	–
Total fixed assets		19,255	10,686
Current assets
Amounts owed by group undertakings[a]		46	1,004
Cash at bank and in hand		7	5
Total current assets		53	1,009
Creditors: amounts falling due within one year[b]		61	22
Net current (liabilities) assets		(8)	987
Total assets less current liabilities		19,247	11,673
Non-current liabilities
Amounts due to group undertakings		1,409	1,307
Total assets less long term liabilities		17,838	10,366
Capital and reserves
Called up share capital		499	419
Share premium account		1,051	1,051
Capital redemption reserve		27	27
Merger reserve	2	7,424	–
Own shares		(115)	(165)
Profit and loss account		8,952	9,034
Total equity shareholders’ funds[a]		17,838	10,366

[a]	Loans to group undertakings primarily relate to a £1.0bn equity placing raised in February 2015 and net proceeds of £7.5bn, before £3m of issue costs, relating to the sale of EE to British Telecommunications plc on 29 January 2016.
[b]	Creditors consist of loans from group undertakings of £32m (2014/15: £4m) and other creditors of £29m (2014/15: £18m).

The financial statements of the company on pages 223 to 227 were approved by the Board of Directors on 4 May 2016 and were signed on its behalf by:

Sir Michael Rake

Chairman

Gavin Patterson

Chief Executive

Tony Chanmugam

Group Finance Director

226	BT Group plc
Annual Report 2016

BT Group plc company statement of changes in equity

	Called		Share	Capital				Profit
	up share		premium	redemption	Merger			and loss
	capital	[a]	account	reserve	reserve	Own shares	[b]	account	[b,c]	Total
	£m		£m	£m	£m	£m		£m		£m

At 1 April 2014	408		62	27	–	(829)		9,693		9,361
Profit for the financial year	–		–	–	–	–		979		979
Dividends paid	–		–	–	–	–		(925)		(925)
Capital contribution in respect of share-based payments	–		–	–	–	–		70		70
Issue of new shares	11		989	–	–	–		–		1,000
Net buyback of own shares	–		–	–	–	664		(783)		(119)

At 1 April 2015	419		1,051	27	–	(165)		9,034		10,366
Profit for the financial year	–		–	–	–	–		1,213		1,213
Dividends paid	–		–	–	–	–		(1,078)		(1,078)
Capital contribution in respect of share-based payments	–		–	–	–	–		58		58
Issue of new shares (note 2)	80		–	–	7,424	–		–		7,504
Net buyback of own shares	–		–	–	–	50		(275)		(225)
At 31 March 2016	499		1,051	27	7,424	(115)		8,952		17,838

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2016 was £499m (31 March 2015: £419m), representing 9,968,127,681 (31 March 2015: 8,373,227,252) ordinary shares of 5p each.
[b]	In 2015/16,84,760,494 shares (2014/15:332,679,857) were issued from Own shares to satisfy obligations under employee share schemes and executive share awards at a cost of £365m (2014/15: £983m). At 31 March 2016, 24,771,632 shares (31 March 2015: 41,577,691) with an aggregate nominal value of £1m (31 March 2015: £2m) were held as part of Own shares at cost.
[c]	As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The profit for the financial year, dealt with in the profit and loss account of the company after taking into account dividends received from subsidiary undertakings, was £1,213m (2014/15: £979m).

227

Overview	The Strategic Report	Governance	Financial statements	Additional information

Notes to the company financial statements

1. Investments in subsidiary undertakings

Cost	Total £m

At 1 April 2014	10,616
Additions	70
At 31 March 2015	10,686
Additions	11,029
Disposals	(10,971)
At 31 March 2016	10,744

On 29 January 2016, the company acquired the entire share capital of EE Limited (EE) from T-Mobile Holdings Ltd, which is owned by Deutsche Telekom A.G. (DT),and Orange Telecommunications Group Ltd (Orange), in exchange for the issue of 1,595m Consideration Shares and £3,464m cash. The value of the Consideration Shares and cash allotted to DT and Orange at completion was £10,971m. Subsequently on 29 January 2016 the company sold its entire investment in EE to its wholly owned subsidiary, British Telecommunications plc at fair value in exchange for an intercompany loan.

Also included within additions is £58m (2014/15: £70m) capital contribution in respect of share-based payments.

The company held a 100% investment in BT Group Investments Limited, a company registered in England and Wales, throughout 2015/16 and 2014/15.

2. Merger reserve

On 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.7p per share resulting in a total of £80m being credited to Share capital.

These shares were used as part consideration for the acquisition of EE, which completed on 29 January 2016 (note 1 above and note 14 to the consolidated financial statements). As a result of this transaction, a merger reserve was created of £7,424m, net of £3m issue costs. The acquisition of EE was structured by way of a share-for-share exchange and cash. This transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The company chose to record its investment in EE at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (ie equal to the difference between the fair value of EE and the aggregate nominal value of the shares issued).

This merger reserve was initially considered unrealised on the basis that it was represented by the investment in EE which is not considered to be qualifying consideration (in accordance with Tech 02/10 (Guidance on the determination of realised profits and losses in the context of distributions under the Companies Act 2006)).

Immediately following the acquisition of EE, the company transferred its investment in EE to its wholly owned subsidiary British Telecommunications plc in exchange for an intercompany loan. To the extent the loan is settled in qualifying consideration, the related proportion of the merger reserve is considered realised. Hence the merger reserve is an unrealised profit until it is realised by the settlement of the intercompany loan by qualifying consideration.

228	BT Group plc
Annual Report 2016

Related undertakings

Subsidiaries

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
Held directly
BT Group Investments Limited	Holding company	100%	ordinary	UK
Held via other group companies
British Telecommunications plc	Communications related services and products provider	100%	ordinary	UK
BT Group Nominees Limited	Dormant	100%	ordinary	UK
Albacom Holdings	In liquidation	100%	ordinary	UK
América Inalámbrica S.A.	Communications related services, systems integration and products provider	100%	common	Colombia
Atlanet SpA	Communications related services, systems integration and products provider	99%	ordinary	Italy
Autumnwindow Limited	Property company	100%	ordinary	UK
Autumnwindow No.2 Limited	Finance company	100%	ordinary	UK
Autumnwindow No.3 Limited	Property company	100%	ordinary	UK
B. Telecomunicações, Cabo Verde, Sociedade Unipessoal, SA	In liquidation	100%	ordinary	Cabo Verde
B.T. Communication Israel Ltd	Communications related services, systems integration and products provider	100%	ordinary	Israel
Basictel SpA	Communications related services, systems integration and products provider	99%	ordinary	Italy
Basilica Computing Limited	In liquidation	100%	ordinary	UK
Basilica Distribution Limited	In liquidation	100%	ordinary	UK
Belmullet Limited	Investment company	100%	ordinary	Isle of Man
Brightview Group Limited	In liquidation	100%	ordinary	UK
Brightview Internet Services Limited	In liquidation	100%	ordinary	UK
British Telecommunications Finance Limited	In liquidation	90%	ordinary	Jersey
		10%	preference
Bruning Limited	Finance company	100%	ordinary	UK
BT (Barbados) Limited	Communications related services, systems integration and products provider	100%	ordinary	Barbados
BT (CBP) Limited	In liquidation	100%	ordinary	UK
BT (Germany) GmbH & Co. oHG	Communications related services and products provider	100%	ordinary	Germany
BT (Gibraltar) Limited	Communications related services and products provider	100%	ordinary	Gibraltar
BT (India) Private Limited	Communications related services and products provider	100%	ordinary	India
BT (India) Private Limited Singapore Branch[b]	Communications related services and products provider	100%	–	Singapore
BT (International) Holdings Limited	Investment/holding company	100%	ordinary	UK
BT (International) Holdings Limited & Co. LLC	Communications related services, systems integration and products provider	100%	ordinary	Oman
BT (International) Holdings Limited (Jordan)	Communications related services, systems integration and products provider	100%	ordinary	Jordan
BT (Jersey) Jutland Limited	In liquidation	100%	ordinary	Jersey
BT (Netherlands) Holdings B.V.	Holding company	100%	ordinary	Netherlands
BT (Nigeria) Limited	Communications related services and products provider	100%	ordinary	Nigeria
BT (RRS LP) Limited	Investment/holding company	100%	ordinary	UK
BT (SL) Limited	Communications related services and products provider	100%	ordinary	Sierra Leone
BT (Vietnam) Co. Ltd.	Communications related services and products provider	100%	ordinary	Vietnam
BT Albania Limited SH.P.K	Communications related services and products provider	100%	ordinary	Albania
BT Algeria Communications SARL	Communications related services and products provider	100%	ordinary	Algeria
BT Americas Holdings Inc.	Holding company	100%	common	US
BT Americas Inc.	Communications related services, systems integration and products provider	100%	common	US
BT Argentina S.R.L.	Communications related services and products provider	100%	ordinary	Argentina
BT Australasia Pty Limited	Communications related services and	100%	ordinary	Australia
	products provider	100%	preference
BT Australasia Pty Limited – New Zealand Branch[b]	Communications related services, systems integration and products provider	100%	–	New Zealand
BT Austria GmbH	Communications related services, systems integration and products provider	100%	ordinary	Austria
BT Azerbaijan Limited, Limited Liability Company	Communications related services, systems integration and products provider	100%	ordinary	Azerbaijan
BT Belgrade d.o.o	Communications related services, systems integration and products provider	100%	ordinary	Serbia
BT BELRUS Foreign Limited Liability Company	Communications related services, systems integration and products provider	100%	ordinary	Belarus

229

Overview	The Strategic Report	Governance	Financial statements	Additional information

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
BT Bilisim Hizmetleri Anonim Şirketi	Communications related services, systems integration and products provider	100%	ordinary	Turkey
BT Brasil Serviços de Telecomunicações Ltda	Communications related services, systems integration and products provider	100%	quotas	Brazil
BT Broadband Luxembourg Sàrl	Holding company	100%	ordinary	Luxembourg
BT Bulgaria EOOD	Communications related services, systems integration and products provider	100%	ordinary	Bulgaria
BT Business Direct Limited	Technology equipment retailer	100%	ordinary	UK
BT Cables Limited	Manufacture of telecommunications and rail signalling cables	100%	ordinary	UK
BT Cables MEA FZE	Sale of telecommunications and rail signalling cables	100%	ordinary	United Arab Emirates
BT Cameroon Limited	In liquidation	100%	ordinary	Cameroon
BT Canada Inc.	Holding company	100%	common	Canada
BT Centre Nominee 2 Limited	Property company	100%	ordinary	UK
BT China Communications Limited	Trading company	50%	ordinary	China
BT China Limited	Communications related services, systems integration and products provider	100%	registered	China
BT China Limited – Shanghai Branch Office[b]	Communications related services, systems integration and products provider	100%	–	China
BT Colombia Limitada	Communications related services, systems integration and products provider	100%	quotas	Colombia
BT Commerce L.L.C.	Communications related services, systems integration and products provider	100%	ordinary	US
BT Communications Bangladesh Limited	Communications related services, systems integration and products provider	100%	ordinary	Bangladesh
BT Communications do Brasil Limitada	Communications related services, technology consulting and products provider	100%	quotas	Brazil
BT Communications Ireland Group Limited	Holding company	100%	ordinary	Ireland
BT Communications Ireland Group Limited – UK Branch[b]	Communications related services, systems integration and products provider	100%	–	UK
BT Communications Ireland Holdings Limited	Holding Company	100%	ordinary	Ireland
BT Communications Ireland Limited	Telecommunications service provider	100%	ordinary	Ireland
BT Communications Kenya Limited	Communications related services, systems integration and products provider	100%	ordinary	Kenya
BT Communications Lanka (Private) Limited	Communications related services, systems integration and products provider	100%	ordinary	Sri Lanka
BT Communications Philippines Incorporated	Communications related services, systems integration and products provider	100%	ordinary	Philippines
BT Communications Sales LLC	Communications related services, systems integration and products provider	100%	ordinary	US
BT Communications Sales of Virginia LLC	Communications related services, systems integration and products provider	100%	notional	US
BT Communications Sales, LLC Puerto Rico branch[b]	Communications related services, systems integration and products provider	100%	–	Puerto Rico
BT Communications Services South Africa (Pty) Limited	Communications related services, systems integration and products provider	70%	ordinary	South Africa
BT Conferencing Video Inc.	Audio, video and web collaboration service provider	100%	common	US
BT Conferencing Video Limited	In liquidation	100%	ordinary	UK
BT Conferencing, Inc.	Audio, video and web collaboration service provider	100%	common	US
BT Convergent Solutions Limited	In liquidation	100%	ordinary	UK
BT Cornwall Limited	Employment company	100%	ordinary	UK
BT Corporate Trustee Limited	Finance company	100%	limited by	UK
			guarantee
BT Cote D’Ivoire	Communications related services, systems integration and products provider	100%	ordinary	Cote d’Ivoire
BT de Panama, S.R.L.	Communications related services, systems integration and products provider	100%	ordinary	Panama
BT Denmark ApS	Communications related services, systems integration and products provider	100%	ordinary	Denmark
BT Deutschland GmbH	Communications related services, systems integration and products provider	100%	ordinary	Germany
BT Directories Limited	Provision of online directory services	100%	ordinary	UK
BT Dominican Republic, S. A.	Communications related services, systems integration and products provider	100%	ordinary	Dominican Republic
BT e-Serv (India) Private Limited	Communications related services, systems integration and products provider	100%	equity	India
BT Eighty-Four Limited	In liquidation	100%	ordinary	UK
BT El Salvador, Limitada de Capital Variable	Communications related services, systems integration and products provider	100%	ordinary	El Salvador

230	BT Group plc
Annual Report 2016

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
BT Enìa Telecomunicazioni S.P.A.	Communications related services	88%	ordinary	Italy
BT ESPAÑA, Compañia de Servicios Globales de Telecommunicaciones, S.A	Communications related services and products provider	100%	ordinary	Spain
BT European Investments Limited	Investment/holding company	100%	ordinary	UK
BT Facilities Services Limited	Provision of facilities management services	100%	ordinary	UK
BT Federal Inc.	Trading vehicle for US government services	100%	common	US
BT Fifty	Finance company	100%	ordinary	UK
BT Fifty-One	Finance company	100%	ordinary	UK
BT Fifty-Three Limited	Holding company	100%	ordinary	UK
BT Finance B.V.	Finance company	100%	ordinary	Netherlands
BT Finance BV – UK Branch[b]	Finance company	100%	–	UK
BT Fleet Limited	Fleet management	100%	ordinary	UK
BT Forty-Nine	Holding company	100%	ordinary	UK
BT France S.A.S.	Communications related services, systems integration and products provider	100%	ordinary	France
BT Fresca Limited	E-commerce software design, build and management	100%	ordinary	UK
BT Frontline Outsourcing Sdn Bhd	Communications related services, systems integration and products provider	100%	ordinary	Malaysia
BT Gabon Limited	Dormant	100%	Franc CFA	Gabon
BT Gambia Limited	In liquidation	100%	ordinary	Gambia
BT Garrick SE	Holding company	100%	ordinary	Germany
BT Georgia Limited LLC	Communications related services, systems integration and products provider	100%	–	Georgia
BT Ghana Limited	Communications related services, systems integration and products provider	100%	ordinary	Ghana
BT Global (Venezuela) S.A.	Communications related services, systems integration and products provider	100%	ordinary	Venezuela
BT Global Business Services Private Limited	Communications related services	100%	ordinary	India
BT Global Communications (Ireland) Limited	Dormant	100%	ordinary	Ireland
BT Global Communications (Mauritius) Limited	Communications related services, systems integration and products provider	100%	ordinary	Mauritius
BT Global Communications do Brasil Limitada	Communications related services, systems integration and products provider	100%	quotas	Brazil
BT Global Communications India Private Limited	Communications related services	74%	ordinary	India
BT Global Costa Rica SRL	Communications related services, systems integration and products provider	100%	ordinary	Costa Rica
BT Global Japan Corporation	Communications related services, systems integration and products provider	100%	ordinary	Japan
BT Global Services (Dalian) Co. Ltd.	Communications related services, systems integration and products provider	100%	registered	China
BT Global Services (M) Sdn Bhd	Communications related services, systems integration and products provider	100%	ordinary	Malaysia
BT Global Services Botswana (Proprietary) Limited	Communications related services, systems integration and products provider	100%	ordinary	Botswana
BT Global Services Korea Limited.	Communications related services, systems integration and products provider	100%	common	Republic of Korea
BT Global Services Limited[b]	Communications related services, systems integration and products provider	100%	–	Italy
BT Global Services Limited	Communications related services, systems integration and products provider	100%	ordinary	UK
BT Global Services Limited Londra Sucursala Bucuresti[b]	Communications related services, systems integration and products provider	100%	–	Romania
BT Global Services Luxembourg SARL	Communications related services, systems integration and products provider	100%	ordinary	Luxembourg
BT Global Services Solutions Sdn Bhd	Communications related services, systems integration and products provider	100%	ordinary	Malaysia
BT Global Services Technologies Pte. Ltd.	Communications related services, systems integration and products provider	100%	ordinary	Singapore
BT Global Solutions Pte. Ltd.	Communications related services, systems integration and products provider	100%	ordinary	Singapore
BT Global Technology (M) Sdn. Bhd.	Communications related services, systems integration and products provider	100%	ordinary	Malaysia
BT GLOBALNE STORITVE, telekomunikacijske storitve, obdelava podatkov, podatkovnih baz; d.o.o.	Communications related services, systems integration and products provider	100%	ordinary	Slovenia
BT Guatemala S.A.	Communications related services, systems integration and products provider	100%	unique	Guatemala
BT Holdings Limited	Investment holding company	100%	ordinary	UK

231

Overview	The Strategic Report	Governance	Financial statements	Additional information

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
BT Hong Kong Limited	Communications related services and	39%	ordinary	Hong Kong
	products provider	61%	preference
BT Hong Kong Ltd. – Macau Branch[b]	Communications related services, systems integration and products provider	100%	–	Macao
BT IT Services Limited[c]	IT solutions provider	100%	ordinary	UK
BT Italia S.p.A.	Communications related services and products provider	99%	ordinary	Italy
BT Jamaica Limited	Communications related services, systems integration and products provider	100%	ordinary	Jamaica
BT Japan Corporation	Communications related services, systems integration and products provider	100%	ordinary	Japan
BT Jersey Limited	Communications related services	100%	ordinary	Jersey
BT Kazakhstan LLP	Communications related services and products provider	100%	–	Kazakhstan
BT Lancashire Services Limited	Communications related services and products provider	100%	ordinary	UK
BT LatAm (BVI) Corporation	Communications related services, systems integration and products provider	100%	common	British Virgin Islands
BT LatAm (Nevada) Corp.	Communications related services, systems integration and products provider	100%	common	US
BT Latam Argentina S.A	Communications related services and products provider	100%	common	Argentina
BT LatAm Brasil Ltda.	Communications related services, systems integration and products provider	100%	quotas	Brazil
BT LatAm Colombia S.A.	Communications related services, systems integration and products provider	100%	common	Colombia
BT LatAm Costa Rica, S.A.	Communications related services, systems integration and products provider	100%	common	Costa Rica
BT LatAm Dominicana, S.A.	Communications related services, systems integration and products provider	100%	common	Dominican Republic
BT LatAm El Salvador, S.A. de CV	Communications related services, systems integration and products provider	100%	common	El Salvador
BT LatAm Guatemala, S.A.	Communications related services, systems integration and products provider	100%	common	Guatemala
BT LatAm Holdings (Colombia) S. A.	Holding company	100%	common	Colombia
BT LatAm Holdings Brasil Ltda	Holding company	100%	common	Brazil
BT LatAm Holdings One, Inc.	Holding company	100%	common	US
BT LatAm Holdings Three, Inc.	Holding company	100%	common	US
BT LatAm Holdings Two, Inc.	Holding company	100%	common	US
BT LatAm Honduras, S.A.	Communications related services, systems integration and products provider	100%	common	Honduras
BT LatAm México, S.A. de C.V.	Communications related services, systems integration and products provider	97%	common	Mexico
BT LatAm Nicaragua, S.A.	Communications related services, systems integration and products provider	100%	common	Nicaragua
BT LatAm Panama, Inc.	Communications related services, systems integration and products provider	100%	common	Panama
BT LatAm Peru S.A.C.	Communications related services, systems integration and products provider	100%	common	Peru
BT LatAm Services, Inc.	Communications related services, systems integration and products provider	100%	common	US
BT LatAm Venezuela, S.A.	Communications related services, systems integration and products provider	100%	ordinary	Venezuela
BT LatAm, Inc.	Trading/holding company	100%	common	US
BT Latvia Limited, Sabiedriba ar ierobezotu atbildibu	Communications related services, systems integration and products provider	100%	ordinary	Latvia
BT Law Limited	Provision of third party claims handling services	100%	ordinary	UK
BT Lease Holdings Limited	Investment/holding company	100%	ordinary	UK
BT Leasing Limited	Finance company	100%	ordinary	UK
BT Lebanon S.A.L.	Communications related services, systems integration and products provider	100%	ordinary	Lebanon
BT LGS Limited	Employment company	100%	ordinary	UK
BT Limited[b]	Communications related services, systems integration and products provider	100%	–	Belgium
BT Limited	International telecommunications network systems provider	100%	ordinary	UK
BT Limited[b]	Dormant	100%	–	South Africa
BT Limited Hungarian Branch Office[b]	Communications related services, systems integration and products provider	100%	–	Hungary
BT Limited Taiwan Branch[b]	Communications related services, systems integration and products provider	100%	–	Taiwan
BT Limited, Beijing Office[b]	Communications related services, systems integration and products provider	100%	–	China

232	BT Group plc
Annual Report 2016

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
BT Limited, organizacni slozka[b]	Communications related services, systems integration and products provider	100%	–	Czech Republic
BT Luxembourg Investment Holdings Sarl	Holding company	100%	ordinary	Luxembourg
BT Malawi Limited	Communications related services, systems integration and products provider	100%	ordinary	Malawi
BT Managed Services (No.2) Limited	Dormant	100%	ordinary	UK
BT Managed Services Limited	Communications related services and products provider	100%	ordinary	UK
BT Manx Investments Limited	Finance company	100%	ordinary	Isle of Man
BT MDV Limited	Communications related services, systems integration and products provider	100%	ordinary	Republic of Moldova
BT MEA FZ-LLC	Communications related services, systems integration and products provider	100%	ordinary	United Arab Emirates
BT Montenegro DOO	Communications related services, systems integration and products provider	100%	–	Montenegro
BT Moorgate LLC	Communications related services, systems integration and products provider	100%	common	US
BT Moorgate LLC – UK Branch[b]	Communications related services, systems integration and products provider	100%	–	UK
BT Moorgate One Limited	Finance company	100%	ordinary	UK
BT Moorgate Two Limited	Finance company	100%	ordinary	UK
BT Mozambique, Limitada	Communications related services, systems integration and products provider	100%	quotas	Mozambique
BT Multimedia (Malaysia) Sdn Bhd	Dormant	100%	ordinary	Malaysia
BT Nederland N.V.	Communications related services and products provider	100%	ordinary	Netherlands
BT Nederland N.V.[b]	Communications related services, systems integration and products provider	100%	–	Italy
BT Netherlands Investments B.V.	Holding company	100%	ordinary	Netherlands
BT Newgate LLC	Communications related services, systems integration and products provider	100%	common	US
BT Newgate LLC – UK Branch[b]	Finance company	100%	–	UK
BT Nicaragua S.A.	Communications related services, systems integration and products provider	100%	capital	Nicaragua
BT Niger	Dormant	100%	ordinary	Niger
BT Nominees Limited	Dormant	100%	ordinary	UK
BT Nordics Finland Oy	Communications related services	100%	ordinary	Finland
BT Nordics Sweden AB	Communications related services	100%	ordinary	Sweden
BT Pakistan (Private) Limited	Communications related services, systems integration and products provider	100%	ordinary	Pakistan
BT Paraguay S.R.L.	Communications related services, systems integration and products provider	100%	quotas	Paraguay
BT Payment Services Limited	Payment services provider	100%	ordinary	UK
BT Peru S.R.L.	Communications related services, systems integration and products provider	100%	ordinary	Peru
BT Poland Spólka Z Ograniczoną Odpowiedzialnością	Communications related services, systems integration and products provider	100%	ordinary	Poland
BT Portugal – Telecomunicações, Unipessoal, Lda.	Communications related services, systems integration and products provider	100%	ordinary	Portugal
BT Professional Services (Germany) GmbH	Communications related services, systems integration and products provider	100%	–	Germany
BT Professional Services (Holdings) N.V.	Holding company	100%	ordinary	Belgium
BT Professional Services (India) Private Limited	In liquidation	100%	ordinary	India
BT Professional Services (Luxembourg) S.A.	Communications related services, systems integration and products provider	100%	ordinary	Luxembourg
BT Professional Services Nederland B.V.	Communications related services, systems integration and products provider	100%	ordinary	Netherlands
BT Property Limited	Dormant	100%	ordinary	UK
BT ROC Kft	Communications related services, systems integration and products provider	100%	business	Hungary
BT Services S.A.S.	Technology consulting and engineering services	100%	ordinary	France
BT Seventy-Four Limited	In liquidation	100%	ordinary	UK
BT Seventy-Three	Investment/holding company	100%	ordinary	UK
BT Shank No.2 Limited	In liquidation	100%	ordinary	Jersey
BT Siam Limited	Communications related services, systems integration and products provider	69%	preference	Thailand
BT Singapore Pte. Ltd.	Communications related services and products provider	100%	ordinary	Singapore
BT Sixty-Four Limited	Finance company	100%	ordinary	UK
BT Sle Euro Limited	Finance company	100%	ordinary	UK

233

Overview	The Strategic Report	Governance	Financial statements	Additional information

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
BT Sle USD Limited	Finance company	100%	ordinary	UK
BT Slovakia s.r.o.	Communications related services, systems integration and products provider	100%	ordinary	Slovakia
BT Sociedad De Responsabilidad Limitada	Communications related services, systems integration and products provider	100%	–	Honduras
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	–	Cyprus
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	–	Ecuador
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	–	Malta
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	–	Uganda
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	–	Trinidad and Tobago
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	–	Namibia
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	–	Zambia
BT Solutions Limited	Communications related services, systems integration and products provider	100%	ordinary	UK
BT Solutions Limited (Bahrain Branch)[b]	Communications related services, systems integration and products provider	100%	–	Bahrain
BT Solutions Limited – Kuwait Branch[b]	Communications related services, systems integration and products provider	100%	–	Kuwait
BT Solutions Limited – Morocco Branch[b]	Communications related services, systems integration and products provider	100%	–	Morocco
BT Solutions Limited – Seychelles Branch[b]	In liquidation	100%	–	Seychelles
BT Solutions Limited – Tanzania Branch[b]	Communications related services, systems integration and products provider	100%	–	Tanzania
BT Solutions Limited Branch Office in Skopje[b]	Communications related services, systems integration and products provider	100%	–	Macedonia
BT Solutions Limited Eesti Filiaal[b]	Communications related services, systems integration and products provider	100%	–	Estonia
BT Solutions Limited Liability Company	Communications related services, systems integration and products provider	100%	–	Russian Federation
BT Solutions Limited Podruznica Hrvatska[b]	Communications related services, systems integration and products provider	100%	–	Croatia
BT Solutions Limited Sucursal Bolivia[b]	Communications related services, systems integration and products provider	100%	–	Bolivia
BT Solutions Limited Sucursal Uruguay[b]	Communications related services, systems integration and products provider	100%	–	Uruguay
BT Solutions Limited Útibú á Íslandi[b]	Communications related services, systems integration and products provider	100%	–	Iceland
BT Solutions Limited-Greek Branch[b]	Communications related services, systems integration and products provider	100%	–	Greece
BT Solutions Norway AS	Communications related services, systems integration and products provider	100%	ordinary	Norway
BT South Tyneside Limited	Employment company	100%	ordinary	UK
BT Switzerland AG	Communications related services and products provider	100%	ordinary	Switzerland
BT Switzerland Limited	In liquidation	100%	ordinary	UK
BT Systems (Malaysia) Sdn Bhd	Communications related services, systems integration and products provider	100%	ordinary	Malaysia
BT Technology (Dalian) Company Limited.	Communications related services, systems integration and products provider	100%	registered	China
BT Telconsult Limited	Communications related services	100%	ordinary	UK
BT Telconsult Limited (Malaysia)[b]	Communications related services, systems integration and products provider	100%	–	Malaysia
BT Telconsult Limited – Botswana Branch[b]	Communications related services, systems integration and products provider	100%	–	Botswana
BT Telecom Egypt LLC	Communications related services, systems integration and products provider	100%	stakes	Egypt
BT Telecom India Private Limited	Communications related services, systems integration and products provider	74%	ordinary	India
BT Telecommunications Kenya Limited	Dormant	100%	ordinary	Kenya
BT Telekom Hizmetleri Anonim Şirketi	Communications related services, systems integration and products provider	100%	common	Turkey
BT Tunisia S.A.R.L	Communications related services, systems integration and products provider	100%	ordinary	Tunisia

234	BT Group plc
Annual Report 2016

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
BT UAE Limited	Communications related services, systems integration and products provider	100%	ordinary	UK
BT UAE Limited – Abu Dhabi Branch[b]	Communications related services, systems integration and products provider	100%	–	United Arab Emirates
BT UAE Limited – Dubai Branch (1)[b]	Communications related services, systems integration and products provider	100%	–	United Arab Emirates
BT UAE Limited – Dubai Branch (2)[b]	Communications related services, systems integration and products provider	100%	–	United Arab Emirates
BT Ukraine Limited Liability Company	Communications related services, systems integration and products provider	100%	stakes	Ukraine
BT United States L.L.C.	Holding company	100%	common	US
BTexact Technologies Limited	Finance company	100%	ordinary	UK
BTexact Venturing Limited	Investment/holding company	100%	ordinary	UK
BTGS Mexico S.A. de C.V.	Communications related services, systems integration and products provider	2% 98%	fixed variable	Mexico
BTGS USVI Limited	Dormant	100%	ordinary	Virgin Islands, US
BTIH Teleconsult Drustvo sa organicenom odgovornoscu za posredovanje i zastupanje d.o.o. Sarajevo	Architectural and engineering activities and technical consulting	100%	–	Bosnia and Herzegovina
Canal Capital Investment Limited	Investment company	100%	ordinary	Ireland
Cegetel Holdings I B.V.	Holding company	100%	ordinary	Netherlands
Cegetel Holdings I Sarl	Holding company	100%	–	Luxembourg
Cegetel Holdings II B.V.	Holding company	100%	ordinary	Netherlands
Cegetel Holdings II Sarl	Holding company	100%	–	Luxembourg
Comms Factory Limited	In liquidation	100%	ordinary	UK
Communications Global Network Services Limited	Communications related services and products provider	100%	ordinary	Bermuda
Communications Global Network Services Limited – UK Branch[b]	Communications related services and products provider	100%	–	UK
Communications Networking Services (UK)	Communications related services and products provider	100%	ordinary	UK
Communicator Insurance Company	Investment company	99%	ordinary	Isle of Man
Limited		1%	preference
Communicator Limited	Investment company	100%	ordinary	Isle of Man
Communicator Limited[b]	Insurance	100%	–	UK
Comsat de Guatemala S.A.	Dormant	100%	common	Guatemala
Customer Service Direct Limited	In liquidation	80%	ordinary	UK
dabs.com plc	Technology equipment retailer	100%	ordinary	UK
Deleteway Limited	In liquidation	100%	ordinary	UK
Dublin London Network Limited	Communications related services, systems integration and products provider	55%	ordinary	Ireland
EE (Group) Limited	Dormant	100%	ordinary	UK
EE Communications (South Africa) Proprietary Limited	Provision of call centre services	100%	ordinary	South Africa
EE Finance Plc	Finance company	100%	ordinary	UK
EE Limited	Telecommunications	100%	ordinary	UK
EE Pension Trustee Limited	Pension trustee company	100%	ordinary	UK
EE Services Limited	Dormant	100%	ordinary	UK
ERPTech S.p.A.	Communications related services, systems integration and products provider	99%	ordinary	Italy
ESAT Telecommunications (UK) Limited	Dormant	100%	ordinary	UK
ESPN Global Limited	In liquidation	100%	ordinary	Ireland
Everything Everywhere Limited	Dormant	100%	ordinary	UK
Extraclick Limited	Investment/holding company	100%	ordinary	UK
Frontline Solutions Pte Ltd	Communications related services, systems integration and products provider	100%	ordinary	Singapore
Green House Group Pte Ltd	Dormant	100%	ordinary	Singapore
Green House Solution Sdn Bhd	Dormant	100%	ordinary	Malaysia
groupBT Limited	Communications related services, systems integration and products provider	100%	ordinary	UK
Holland House (Northern) Limited	Property/holding company	100%	ordinary	UK
I.N.S. Services N.V.	Communications related services	100%	ordinary	Belgium
iASPire.Net Pte Ltd	Dormant	95%	ordinary	Singapore
IINS, Inc.	Communications related services	100%	ordinary	US
Ilford Trustees (Jersey) Limited	Investment company	100%	ordinary	Jersey
Infocom Telecom LLC	Communications related services, systems integration and products provider	100%	charter	Russian Federation

235

Overview	The Strategic Report	Governance	Financial statements	Additional information

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
Infonet Broadband Services Corporation	Communications related services, systems integration and products provider	100%	ordinary	US
Infonet China Limited	Communications related services, systems integration and products provider	100%	ordinary	Hong Kong
Infonet China Limited Beijing Representative Office[b]	Communications related services, systems integration and products provider	100%	–	China
Infonet China Limited Shanghai Representative Office[b]	Communications related services, systems integration and products provider	100%	–	China
Infonet Italia S.p.A	Dormant	100%	ordinary	Italy
Infonet Primalliance Beijing Co. Ltd.	Communications related services, systems integration and products provider	66%	ordinary	China
Infonet Primalliance Co., Limited	Communications related services, systems integration and products provider	100%	ordinary	Hong Kong
Infonet Primalliance Holding Co. Ltd.	Holding company	100%	ordinary	China
Infonet Services (Hong Kong) Limited	Communications related services, systems integration and products provider	100%	ordinary	Hong Kong
Infonet Services Corporation	Communications related services and products provider	100%	common	US
Infonet USA Corporation	Communications related services, systems integration and products provider	100%	ordinary	US
International Network Services S.r.l.	Dormant	100%	quotas	Italy
IT Holdings, Inc	Dormant	100%	ordinary	Philippines
Mainline Communications Group Limited	Holding company	100%	ordinary	UK
Mainline Digital Communications Limited	Distribution of mobile telephones and services	100%	ordinary	UK
Mainline Limited	Dormant	100%	ordinary	UK
Mobilise Telecoms Limited	Dormant	100%	ordinary	UK
M-Viron Limited	Dormant	100%	ordinary	UK
Newgate (NZ) Holdings Limited	Dormant	100%	ordinary	New Zealand
Newgate Communication (Sudan) Co. Ltd	In liquidation	100%	ordinary	Sudan
Newgate Leasing Limited	Investment/holding company	100%	ordinary	UK
Newgate Street Secretaries Limited	Dormant	100%	ordinary	UK
Numberrapid Limited	Communications related services, systems integration and products provider	100%	ordinary	UK
Numberrapid Limited[b]	Communications related services, systems integration and products provider	100%	–	Zimbabwe
Nuova Societa di Telecomunicazioni SpA	Communications related services, systems integration and products provider	99%	ordinary	Italy
Orange FURBS Trustees Limited	Pension trustee company	100%	ordinary	UK
Orange Home UNITED KINGDOM Limited	Dormant	100%	ordinary	UK
Orange Personal Communications Services Limited	Holding company	100%	ordinary	UK
Orange Services India Private Limited	Provision of call centre services	100%	ordinary	India
Plusnet plc	Broadband service provider	100%	ordinary	UK
Postgate Holding Company	Investment/holding company	100%	ordinary	UK
Priestgate Limited	Holding company	100%	ordinary	Isle of Man
PSPI-Subic, Inc	Dormant	51%	ordinary	Philippines
PT BT Communications Indonesia	Communications related services, systems integration and products provider	100%	ordinary	Indonesia
PT BT Indonesia	Communications related services, systems integration and products provider	100%	ordinary	Indonesia
PT Sun Microsystems Indonesia	Dormant	60%	ordinary	Indonesia
Radianz Americas Inc.	Global managed network service provider	100%	common	US
Radianz Italia S.r.l.	Communications related services, systems integration and products provider	100%	ordinary	Italy
Radianz Limited	Investment/holding company	100%	ordinary	UK
Radianz Spain S.L.	Communications related services, systems integration and products provider	100%	ordinary	Spain
RDZ Netherlands BV	Communications related services, systems integration and products provider	100%	ordinary	Netherlands
Sama Empreedimentos e Participações Limitada	Dormant	100%	common	Brazil
Servicios de Telecomunicaciones BT Global Networks Chile Limitada	Communications related services, systems integration and products provider	100%	ordinary	Chile
Skeegle App Limited	Engages with end users and receives revenues generated by the service	100%	ordinary	UK
Skeegle Holdings Limited	Holding company	100%	ordinary	UK
Skeegle Operations Limited	Operates the Skeegle streaming platform and manages all contracts; it owns skeegle IPR	100%	ordinary	UK
Southgate Developments Limited	Investment/holding company	100%	ordinary	UK

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		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
Stemmer GmbH	Communications related services, systems integration and products provider	100%	ordinary	Germany
Sun Microsystems Philippines, Inc	Dormant	51%	common	Philippines
Sun Vietnam Co., Ltd.	Dormant	60%	ordinary	Vietnam
Sun Vietnam Pte. Ltd.	Dormant	60%	ordinary	Singapore
Syntegra.com Limited	In liquidation	100%	ordinary	UK
Syntone S.A.R.L.	Dormant	99%	ordinary	Morocco
Tikit Group Limited	In liquidation	100%	ordinary	UK
Tikit Limited	Software services products provider	100%	ordinary	UK
Tikit TFB Limited	In liquidation	100%	ordinary	UK
Tikit, Inc.	Software services products provider	100%	ordinary	Canada
Transcomm UK Limited	Communications related services and products provider	100%	ordinary	UK
Tudor Minstrel	Finance company	100%	ordinary	UK
UAB BTH Vilnius	Communications related services, systems integration and products provider	100%	ordinary	Lithuania
Whitestream Industries Limited	Investment/holding company	100%	ordinary	Ireland

Joint ventures and joint operationsd

		Group interest
		in allotted		Country of	Financial
Company name	Activity	capital[a]		incorporation	year end	Address
Held via other group companies
BT OnePhone Limited	Communications related services and products provider	70%	ordinary	UK	31 March	81 Newgate Street London EC1A 7AJ United Kingdom
Mobile Broadband Network Limited	Joint venture between EE and Hutchison 3G UK Limited to manage network	50%	ordinary	UK	31 December	6 Anglo Office Park 67 White Lion Road Amersham Buckinghamshire HP7 9FB United Kingdom
Rugby Radio Station (General Partner) Limited	Property investment	50%	ordinary	UK	31 December	No 1 Poultry London EC2R 8EJ
Rugby Radio Station (Nominee) Limited	Property company	50%	ordinary	UK		United Kingdom
Rugby Radio Station LP	Property company	50%	–	UK	31 December	No 1 Poultry London EC2R 8EJ United Kingdom

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Interests in joint operations

EE Limited and Hutchison 3G UK Limited (together ‘the Companies’) each have a 50% share in the joint operation Mobile Broadband Network Limited (‘MBNL’). MBNL’s ongoing purpose is the operation and maintenance of mobile networks through a sharing arrangement. This includes the efficient management of shared infrastructure and networks on behalf of the Companies, acquiring certain network elements for shared use, and coordinating the deployment of new infrastructure and networks on either a shared or a unilateral basis (unilateral elements being network assets or services specific to one company only). The group is committed to incurring 50% of costs in respect of restructuring the Shared Network, a similar proportion of the operating costs (which varies in line with usage), and 100% of any unilateral elements.

Guarantees for the joint operation are given by Deutsche Telekom AG and Hutchison Whampoa Limited. Deutsche Telekom, Orange and BT have agreed between them to manage any potential liability by arrangements between themselves.

The principal place of business of the joint operation is in the UK.

Associates

		Group interest
		in allotted		Country of
Company name	Activity	capital[a]		incorporation
Held via other group companies
British Telecom Al-Saudia Limited	Communications related services, systems integration and products provider	49%	other	Saudi Arabia
BT Global Services (North Gulf) LLC	Communications related services, systems integration and products provider	49%	ordinary	Qatar
BT Siam Communications Co. Ltd.	Communications related services, systems integration and products provider	49%	class B	Thailand
Collectively Limited	Not for profit venture – Promotion of sustainable development for the benefit of the public	20%	–	UK
Digital Mobile Spectrum Limited	Mitigation of interference to digital terrestrial television	25%	ordinary	UK
Ecquaria Limited	Communications related services, systems integration and products provider	50%	ordinary	British Virgin Islands
ePLDTSunphilcox JV, Inc	Dormant	20%	ordinary	Philippines
I2 S.r.l	Communications related services, systems integration and products provider	23%	–	Italy
Infonet Primalliance Shanghai Co. Ltd.	Communications related services, systems integration and products provider	28%	ordinary	China
Infonet Primalliance Shenzhen Co. Ltd.	Communications related services, systems integration and products provider	35%	ordinary	China
International Cable Protection Committee Limited	Not for profit venture	33%	–	UK
Internet Matters Limited	Not for profit venture	25%	–	UK
Mahindra – BT Investment Company (Mauritius) Limited	Investment/holding company	43%	ordinary	Mauritius
Midland Communications Distribution Limited	Distribution and retailing of mobile telephones, associated equipment and airtime connections	35%	ordinary	UK
NICC Standards Limited	Not for profit venture	33%	–	UK
Opimus S.A. de C.V.	Communications related services, systems integration and products provider	49%	common	Mexico
QXN S.c.p.A.	Communications related services and products provider	25%	ordinary	Italy
SunPhilcox JV, Inc	Dormant	20%	ordinary	Philippines
Youview TV Limited	Not for profit venture – Development of software to provide TV platform services	14%	voting	UK

[a]	The proportion of voting rights held corresponds to the aggregate interest in percentage held by the holding company and subsidiary undertakings.
[b]	No shares issued for a branch.
[c]	On 1 April 2016 BT IT Services Limited transferred its business operations to British Telecommunications plc.
[d]	All joint ventures are governed by a joint venture agreement or shareholder agreement. MBNL is accounted for as a joint operation. See above.

238	BT Group plc
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239

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Additional information

In this section you will find more financial and operational statistics. We also provide information for shareholders on subjects such as dividends and location. We have also included a glossary of terms we use in this report.	240	Alternative performance measures
	243	Selected financial data
	245	Financial and operational statistics
	248	Information for shareholders
	264	Cross reference to Form 20-F
	268	Glossary of terms

240	BT Group plc
Annual Report 2016

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.

We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are: the trend in underlying revenue excluding transit, and in underlying operating costs excluding transit, as well as in reported and adjusted EBITDA; reported and normalised free cash flow; and net debt. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items are disclosed in note 8 to the consolidated financial statements.

Trends in underlying revenue and operating costs

Underlying revenue and underlying operating costs are measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable profitable growth. As such they exclude the impact of acquisitions or disposals, foreign exchange movements and specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit, as transit traffic is low-margin and is affected by reductions in mobile termination rates.

A reconciliation from the increase in reported revenue and in reported operating costs, the most directly comparable IFRS measures, to the increase in underlying revenue and underlying operating costs excluding transit, is set out below.

Year ended 31 March	2016%	2015%	2014%

Increase (decrease) in reported revenue	5.9	(1.7)	1.0
Specific items	–	(0.7)	(1.3)
Increase (decrease) in adjusted revenue	5.9	(2.4)	(0.3)
Transit revenue	1.0	0.6	1.0
Acquisitions and disposals	(5.6)	–	(0.1)
Foreign exchange movements	0.7	1.4	(0.1)
Increase (decrease) in underlying revenue excluding transit	2.0	(0.4)	0.5

Year ended 31 March	2016%	2015%	2014%

Increase (decrease) in reported operating costs	5.6	(4.2)	(0.1)
Depreciation and amortisation	0.4	0.3	1.2
Increase (decrease) in reported operating costs before depreciation and amortisation	6.0	(3.9)	1.1
Specific items	0.5	(1.0)	(1.3)
Increase (decrease) in adjusted operating costs before depreciation and amortisation	6.5	(4.9)	(0.2)
Transit costs	1.0	1.0	1.4
Acquisitions and disposals	(6.5)	–	(0.1)
Foreign exchange movements	1.4	1.5	–
Increase (decrease) in underlying operating costs before depreciation and amortisation excluding transit	2.4	(2.4)	1.1

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EBITDA

In addition to measuring financial performance of the group and lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

Within the lines of business we may also consider our performance using an underlying EBITDA measure, which additionally excludes the impact of acquisitions and disposals and foreign exchange.

A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in note 4 to the consolidated financial statements.

Year ended 31 March	2016 £m	2015 £m	2014 £m

Operating profit	3,735	3,480	3,145
Depreciation and amortisation	2,630	2,538	2,695
Reported EBITDA	6,365	6,018	5,840
Specific items	215	253	276
Adjusted EBITDA	6,580	6,271	6,116

Earnings per share

We also measure financial performance based on adjusted earnings per share, which excludes specific items. Basic and adjusted earnings per share, and the per share impact of specific items, are as follows:

	2016		2015		2014
	Pence		Pence		Pence
Year ended 31 March	per share	£m	per share	£m	per share	£m

Basic earnings per share/profit[a]	29.9	2,581	26.5	2,135	25.7	2,016
Specific items[b]	3.3	278	5.0	406	2.5	196
Adjusted basic earnings per share/profit	33.2	2,859	31.5	2,541	28.2	2,212

[a]	The stated profit is the component of total profit which is attributable to equity shareholders excluding non-controlling interests.
[b]	Specific items are set out in note 8 to the consolidated financial statements.

We disclose reported earnings per share, both basic and diluted, in note 10 to the consolidated financial statements.

Free cash flow

Normalised free cash flow is one of the group’s key performance indicators by which our financial performance is measured. Normalised free cash flow is defined as the net increase in cash and cash equivalents less: cash flows from financing activities (except net interest paid), the acquisition or disposal of group undertakings, the net sale of short-term investments and excluding: the cash impact of specific items, purchases of telecommunications licences, and the cash tax benefit of pension deficit payments. For non-tax related items the adjustments are made on a pre-tax basis.

Normalised free cash flow is primarily a liquidity measure. However, we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, normalised free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buybacks, acquisitions and disposals, and repayment and raising of debt. Normalised free cash flow is not a measure of the funds that are available for distribution to shareholders.

242	BT Group plc
Annual Report 2016

A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to reported and normalised free cash flow, is set out below.

Year ended 31 March	2016 £m	2015 £m	2014 £m

Net cash inflow from operating activities	5,179	4,796	4,796
Add back pension deficit payments	880	876	325
Included in cash flows from investing activities
Net capital expenditure	(2,459)	(2,318)	(2,346)
Interest received	10	10	6
Sales of non-current financial assets and dividend received from associates and joint ventures	17	8	4
Included in cash flows from financing activities
Interest paid	(558)	(590)	(614)
Reported free cash flow	3,069	2,782	2,171
Net cash outflow from specific items	232	154	356
Cash tax benefit of pension deficit payments	(203)	(106)	(77)
Normalised free cash flow	3,098	2,830	2,450

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value.

Our net debt calculation starts from the expected future undiscounted cash flows that should arise when our financial instruments mature. We adjust these cash flows to reflect hedged risks that are re-measured under fair value hedges, as well as for the impact of the effective interest method. Currency-denominated balances within net debt are translated to Sterling at swap rates where hedged.

Net debt is a measure of the group’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and its indebtedness. The use of the term ‘net debt’ does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents. A reconciliation from these to net debt is given below.

At 31 March	2016 £m	2015 £m

Loans and other borrowings	14,269	9,768
Less:
Cash and cash equivalents	(497)	(434)
Current asset investments	(2,918)	(3,523)
	10,854	5,811

Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(652)	(357)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(357)	(335)
Net debt	9,845	5,119

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Selected financial data

Summary group income statement

Year ended 31 March	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m

Revenue
Adjusted	18,909	17,851	18,287	18,339	19,397
Specific items	133	128	–	(236)	(410)
	19,042	17,979	18,287	18,103	18,987

Operating costs
Adjusted	(14,959)	(14,118)	(14,866)	(15,039)	(16,335)
Specific items	(348)	(381)	(276)	(116)	237
	(15,307)	(14,499)	(15,142)	(15,155)	(16,098)

Operating profit
Adjusted	3,950	3,733	3,421	3,300	3,062
Specific items	(215)	(253)	(276)	(352)	(173)
	3,735	3,480	3,145	2,948	2,889

Net finance expense
Adjusted	(483)	(560)	(591)	(653)	(681)
Specific items	(229)	(299)	(235)	(119)	(98)
	(712)	(859)	(826)	(772)	(779)

Share of post tax profit (loss) of associates and joint ventures
Adjusted	6	(1)	(3)	9	10

Profit (loss) on disposal of interest in associates and joint ventures – specific items	–	25	(4)	130	–
Profit before taxation
Adjusted	3,473	3,172	2,827	2,656	2,391
Specific items	(444)	(527)	(515)	(341)	(271)
	3,029	2,645	2,312	2,315	2,120

Taxation expense
Adjusted	(607)	(631)	(613)	(597)	(576)
Specific items	166	121	319	230	212
	(441)	(510)	(294)	(367)	(364)

Profit for the year
Adjusted	2,866	2,541	2,214	2,059	1,815
Specific items	(278)	(406)	(196)	(111)	(59)
	2,588	2,135	2,018	1,948	1,756

Basic earnings per share
Adjusted	33.2p	31.5p	28.2p	26.3p	23.4p
Specific items	(3.3)p	(5.0)p	(2.5)p	(1.5)p	(0.8)p
	29.9p	26.5p	25.7p	24.8p	22.6p

Average number of shares used in basic earnings per share (millions)	8,619	8,056	7,857	7,832	7,763
Average number of shares used in diluted earnings per share (millions)	8,714	8,191	8,231	8,203	8,201
Diluted earnings per share	29.6p	26.1p	24.5p	23.7p	21.4p
Dividends per share[a]	14.0p	12.4p	10.9p	9.5p	8.3p
Dividends per share, US cents[a,b]	20.1c	18.4c	18.2c	14.4c	13.3c

[a]	Dividends per share represents the dividend paid and proposed in respect of the relevant financial year. Under IFRS, dividends are recognised as a deduction from shareholders’ equity when they are paid.
[b]	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

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Annual Report 2016

Summary group balance sheet

At 31 March	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m

Intangible assets	15,436	3,170	3,087	3,258	3,127
Property, plant and equipment	16,010	13,505	13,840	14,153	14,388
Other non-current assets	3,012	3,045	2,265	2,794	1,902
Total non-current assets	34,458	19,720	19,192	20,205	19,417
Current assets less current liabilities	(2,882)	(237)	(1,981)	(2,930)	(4,724)
Total assets less current liabilities	31,576	19,483	17,211	17,275	14,693
Non-current loans and other borrowings	(11,032)	(7,868)	(7,941)	(8,277)	(7,599)
Retirement benefit obligations	(6,382)	(7,583)	(7,022)	(5,856)	(2,448)
Other non-current liabilities	(3,782)	(3,224)	(2,840)	(3,404)	(3,338)
Total assets less liabilities	10,380	808	(592)	(262)	1,308
Ordinary shares	499	419	408	408	408
Share premium account	1,051	1,051	62	62	62
Own shares	(115)	(165)	(829)	(832)	(1,018)
Merger reserve	8,422	998	998	998	998
Other reserves	690	487	449	792	758
Retained (loss) earnings	(167)	(1,982)	(1,680)	(1,690)	100
Total equity (deficit)	10,380	808	(592)	(262)	1,308

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Financial and operational statistics

Financial statistics

Year ended 31 March	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m

(Increase) decrease in underlying revenue excluding transit[a,b]	2.0%	(0.4)%	0.5%	(3.1)%	(1.9)%
Adjusted EBITDA[a,b]	6,580	6,271	6,116	6,143	6,034
Free cash flow[a]
Normalised	3,098	2,830	2,450	2,300	2,307
Reported	3,069	2,782	2,171	2,292	2,318
Net debt at 31 March[a]	9,845	5,119	7,028	7,797	9,082
Operating costs excluding depreciation and amortisation[b]	12,329	11,580	12,171	12,196	13,363
Expenditure on research and development
Research and development operating expense	73	87	170	279	285
Capitalised software development costs	399	421	365	265	275
Total expenditure on research and development[c]	472	508	535	544	560

Capital expenditure
Additions to property, plant and equipment comprised:
Land and buildings	31	31	44	42	37
Network infrastructure
Transmission equipment	1,559	1,472	1,126	1,170	1,121
Exchange equipment	41	33	24	32	46
Other network equipment	652	455	657	660	794
Other
Computers and office equipment	48	85	112	80	95
Motor vehicles and other	19	75	8	24	43
Total additions to property, plant and equipment	2,350	2,151	1,971	2,008	2,136
(Increase) decrease in engineering stores	(3)	6	(5)	(9)	(1)
	2,347	2,157	1,966	1,999	2,135
Software additions	412	561	506	454	459
Total capital expenditure before government grants	2,759	2,718	2,472	2,453	2,594
Government grants	(109)	(392)	(126)	(15)	–
Total capital expenditure net of government grants	2,650	2,326	2,346	2,438	2,594
(Decrease) increase in net payables and receivables	(184)	92	10	43	(16)
Cash outflow from capital expenditure before purchases of telecommunications licences	2,466	2,418	2,356	2,481	2,578
Purchases of telecommunications licences	–	–	–	202	–
Cash outflow from total capital expenditure	2,466	2,418	2,356	2,683	2,578

[a]	Defined on pages 240 to 242.
[b]	Before specific items.
[c]	We have re-presented certain prior year information to be on a consistent basis.

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Financial ratios

Year ended 31 March	2016	2015	2014	2013	2012
Return on capital employed[a]
Adjusted[b] – %	13.8	25.2	22.9	22.1	20.4
Reported – %	13.0	23.6	21.1	20.6	19.3
Interest cover[c]
Adjusted[b] – times	8.2	6.7	5.8	5.1	4.5
Reported – times	5.2	4.1	3.8	3.8	3.7
Net debt to adjusted EBITDA[b] – times	1.5	0.8	1.1	1.3	1.5
Capital expenditure[c] as a percentage of revenue[b] – %	14.0	13.0	12.8	13.3	13.4

[a]	The ratio is based on profit before taxation and net finance expense to capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.
[b]	Before specific items.
[c]	The number of times net finance expense is covered by operating profit.

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Overview	The Strategic Report	Governance	Financial statements	Additional information

Operational statisticsa

All values in thousands unless otherwise stated.

Year ended 31 March	2016	2015	2014	2013	2012

BT Global Services

Order intake (£m)	6,177	6,458	6,963	6,348	6,683

BT Business

Order intake (£m)	1,967	2,073	2,098	2,202	1,835

BT Consumer

Average revenue per user (ARPU)[b] (£)	446	415	391	365	343
Active lines	9,366	9,447	9,650	9,824	10,321
BT TV customers	1,463	1,142	1,002	810	707

BT Wholesale

Order intake (£m)	1,505	1,908	1,910	2,031	748

Openreach

Physical lines
Internal	12,860	12,245	12,700	13,217	14,130
External	3,563	4,509	4,580	5,125	5,229
Fully unbundled	8,921	8,586	7,846	6,702	5,631
Total physical lines	25,344	25,340	25,126	25,044	24,990

BT Group

Broadband lines
Total retail	9,041	7,713	7,281	6,704	6,280
BT Wholesale (external)	906	1,831	1,872	2,066	2,262
Openreach	9,979	9,761	9,302	8,859	8,253
Total broadband lines	19,926	19,305	18,455	17,629	16,795

Broadband market share
Total retail share of net asset additions[c]	65%	51%	69%	51%	55%
Total retail share of installed base	45%	40%	39%	38%	37%

Lines sold through BT lines of business[d]
Consumer/EE	10,411	9,633	9,908	10,207	10,919
Business/corporate	3,228	3,503	3,784	4,165	4,551
Total exchange lines	13,639	13,136	13,692	14,372	15,470

Mobile base	30,445	n/a	n/a	n/a	n/a

[a]	We have re-presented certain prior year information to be on a consistent basis. These are aligned with our operational performance measures that we publish on a quarterly basis.
[b]	Rolling 12-month consumer revenue, less mobile POLOs, less BT Sport revenue from: satellite customers paying for the channels, our wholesale deals and from commercial premises. This is divided by average number of primary lines.
[c]	DSL and fibre excluding cable.
[d]	Lines sold through BT lines of business include analogue lines and digital channels sold through BT Global Services, BT Business, BT Consumer, EE and BT Wholesale.

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Information for shareholders

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements which are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: current and future years’ outlook; revenue and revenue trends; EBITDA; free cash flow; capital expenditure; shareholder returns including progressive dividends and share buyback; net debt; credit ratings; our group-wide restructuring programme, cost transformation plans and restructuring costs; investment in and roll out of our fibre network, and its reach, innovations, increased speeds and speed availability; our broadband-based service and strategy; our investment in TV, enhancing our TV service and BT Sport; the BT Pension Scheme recovery plan, operating charge, regular cash contributions and interest expense; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband, and mobility and future voice; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; anticipated financial and other benefits to be realised from the EE acquisition; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those statements preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ ‘plans’, ‘strategy’, ‘future’, ‘likely’, ‘seeks’, ‘projects’, ‘estimates’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions, decisions, conditions or requirements in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; external threats to cyber security, data or resilience; political and geo-political risks; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs or impact on customer service; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT or its principal products and services; fluctuations in foreign currency exchange rates or interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the group-wide restructuring programme not being achieved; the anticipated benefits and synergies of the EE integration not being delivered; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in Our risks on pages 46 to 56. BT undertakes no obligation to update any forward-looking statements whether written or oral that may be made from time to time, whether as a result of new information, future events or otherwise.

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Stock exchange listings

The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. Trading on the London Stock Exchange is under the symbol ‘BT.A’. American Depositary Shares (ADSs), have been issued by JPMorgan Chase & Co, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

In December 2015 BT changed the ratio of its NYSE-listed American Depositary Receipt (ADR) programme from the previous ratio of one ADR per ten ordinary shares to one ADR per five ordinary shares. These changes to the ADR ratio have brought the ADR price broadly in line with the market average. To implement the change, ADR holders on the record at the close of business on 30 November 2015 received two ADRs for every one ADR held. There was no change to the underlying ordinary shares.

Share and ADS prices

	Pence per ordinary share		US$ per ADS
	High pence	Low pence	High US$	Low US$
Financial years ended 31 March
2012	232.10	161.00	36.89	25.69
2013	281.00	200.70	42.76	31.02
2014	418.10	265.70	69.75	40.70
2015	470.55	356.20	70.18	57.99
2016	499.80	404.00	37.49	31.18
Financial year ended 31 March 2015
1 April – 30 June 2014	406.10	356.20	68.19	59.68
1 July – 30 September 2014	397.80	367.90	67.46	61.48
1 October – 31 December 2014	420.00	360.10	65.43	57.99
1 January – 31 March 2015	470.55	385.90	70.18	58.60
Financial year ended 31 March 2016[a]
1 April – 30 June 2015	470.00	438.80	36.92	32.82
1 July – 30 September 2015	479.15	404.00	37.35	31.30
1 October – 31 December 2015	499.80	417.20	37.49	31.91
1 January – 31 March 2016	496.00	432.95	35.87	31.18
Months
November 2015	499.80	460.50	37.49	34.89
December 2015	492.25	455.05	37.18	34.02
January 2016	487.25	452.00	35.29	32.38
February 2016	496.00	448.25	35.87	32.37
March 2016	496.00	432.95	34.96	31.18
April 2016	454.90	429.10	32.86	31.15
29 April 2016	443.20	–	32.80	–

[a]	The ADS prices stated for 2015/16 reflect the change in ADR ratio.

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange.

Fluctuations in the exchange rate between Sterling and the US Dollar affect the US Dollar equivalent of the Sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Background

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of mmO2 from BT in November 2001, the continuing activities of BT were transferred to BT Group plc.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the Government sold all of its shareholding in British Telecommunications plc in three public offerings.

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Analysis of shareholdings at 31 March 2016

	Ordinary shares of 5p each
Range	Number of holdings	Percentage of total %	Number of shares held millions	Percentage of total %

1 – 399	320,874	38.80	68	0.68
400 – 799	218,768	26.45	122	1.22
800 – 1,599	160,581	19.42	180	1.81
1,600 – 9,999	120,822	14.62	370	3.72
10,000 – 99,999	4,722	0.57	89	0.89
100,000 – 999,999	679	0.08	260	2.61
1,000,000 – 4,999,999	331	0.04	759	7.61
5,000,000 and above[a,b,c,d]	195	0.02	8,120	81.46
Total[e]	826,972	100.00	9,968	100.00

[a]	16.6m shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]	Under the BT Group Employee Share Investment Plan, 54.9m shares were held in trust on behalf of 43,866 participants who were beneficially entitled to the shares. 381.1m shares were held in the corporate nominee BT Group EasyShare on behalf of 90,670 beneficial owners.
[c]	137.9m shares were represented by ADSs. An analysis by size of holding is not available for these.
[d]	8.2m shares were held as treasury shares.
[e]	7.73% of the shares were in 813,035 individual holdings, of which 54,168 were joint holdings, and 92.27% of the shares were in 13,937 institutional holdings.

As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.

The company’s major shareholders do not have different voting rights to those of other shareholders.

At 29 April 2016, there were 9,968,127,681 ordinary shares outstanding, including 6,928,112 shares held as treasury shares. At the same date, approximately 27.5m ADSs (equivalent to 137.9m ordinary shares, or approximately 1.38% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 1,545 record holders of ADRs.

At 31 March 2016, there were 3,489 shareholders with a US address on the register of shareholders who in total hold 0.02% of the ordinary shares of the company.

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Dividends

A final dividend in respect of the year ended 31 March 2015 was paid on 7 September 2015 to shareholders on the register on 13 August 2015, and an interim dividend in respect of the year ended 31 March 2016 was paid on 8 February 2016 to shareholders on the register on 29 December 2015. The final proposed dividend in respect of the year ended 31 March 2016, if approved by shareholders, will be paid on 5 September 2016 to shareholders on the register on 12 August 2016.

The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid, see Taxation of dividends on page 260. Dividends have been translated from Sterling into US Dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS
Financial years ended 31 March	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$	Total US$

2012	2.60	5.70	8.30	0.260	0.570	0.830	0.390	0.885	1.275
2013	3.00	6.50	9.50	0.300	0.650	0.950	0.451	0.994	1.445
2014	3.40	7.50	10.90	0.340	0.750	1.090	0.534	1.187	1.721
2015	3.90	8.50	12.40	0.390	0.850	1.240	0.573	1.285	1.858
2016	4.40	9.60	14.00	0.220[a]	0.480[a]	0.700[a]	0.296[a]	–[b]	–[b]

[a]	The reduction in the dividend payment is to reflect the ratio change to BT ADRs
[b]	Qualifying holders of ADSs on record as of 12 August 2016 are entitled to receive the final dividend which will be paid to ADS holders on 13 September 2016, subject to approval at the AGM. The US Dollar amount of the final dividend of 48 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 5 September 2016, the date of payment to holders of ordinary shares.

As dividends paid by the company are in Sterling, exchange rate fluctuations will affect the US Dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate

Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 263), or go to the Shareholder information page of our website.

Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Share buyback

Calendar month[a]	Total number of shares purchased	Average price paid per share (pence – net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares yet to be purchased under the AGM authority[b]

April 2015	nil	n/a	nil	750,382,900
May	11,479,300	464	11,479,300	738,903,600
June	31,439,600	452	31,439,600	707,464,000
July	2,500,000	465	2,500,000	834,500,000
August	8,813,000	470	8,813,000	825,687,000
September	nil	n/a	nil	825,687,000
October	nil	n/a	nil	825,687,000
November	5,500,000	482	5,500,000	820,187,000
December	1,720,600	492	1,720,600	818,466,400
January 2016	nil	n/a	nil	818,466,400
February	nil	n/a	nil	818,466,400
March	6,502,000	461	6,502,000	811,964,400
	67,954,500	460	67,954,500	811,964,400

[a]	Purchases made from 1 April 2015 to 15 July 2015 were made in accordance with a resolution passed at the AGM held on 16 July 2014. Own share purchases by BT from 16 July 2015 to 31 March 2016 were made in accordance with a resolution passed at the AGM on 15 July 2015.
[b]	Authority was given to purchase up to 792m shares on 16 July 2014 and 837m shares on 15 July 2015. These authorities expire at the close of the following AGM.

A total of 68m own shares were purchased during 2015/16. Of these, 46m shares were purchased for a total consideration of £210m (35.5m shares for a consideration of £160m under the authority given at the 2014 AGM and 10.5m shares for a consideration of £50m under the authority given at the 2015 AGM), and 22m shares were purchased by the BT Group Employee Share Ownership Trust for a consideration of £103m. Please see note 21 to the consolidated financial statements for further details.

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Dividend investment plan

Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market. Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence

2011/12 interim	6 February 2012	216.39
2011/12 final	3 September 2012	223.15
2012/13 interim	4 February 2013	265.01
2012/13 final	2 September 2013	339.38
2013/14 interim	3 February 2014	385.76
2013/14 final	8 September 2014	387.00
2014/15 interim	9 February 2015	436.92
2014/15 final	7 September 2015	428.17
2015/16 interim	8 February 2016	469.41

Global Invest Direct

Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase & Co, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase & Co on +1 800 428 4237 (toll free within the US), or on written request to the ADR Depositary.

Total shareholder return

Total Shareholder Return (TSR) is the measure of the returns that a company has generated for its shareholders, reflecting both movement in the share price and dividends, which are assumed to be reinvested. We compare this against indexes for the UK market (FTSE100) and the European telecommunications sector (FTSEurofirst 300 Telco Index). BT’s TSR for 2015/16 was positive 3.4%, compared with the market which was negative 5.3% and the sector which was negative 8.2%. Over the last five financial years BT’s TSR was positive 180.7%, compared with the market’s TSR of positive 25.6% and the sector’s TSR of positive 49.9%.

Source: Datastream

NB: Sector index is shown in Euro terms. The performance in Sterling is 19%

worse than in the graph shown above.

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Results announcements

Expected announcements of results:

Results for the 2016/17 financial year	Date[a]

1st quarter	28 July 2016
2nd quarter and half year	October 2016
3rd quarter and nine months	January 2017
4th quarter and full year	May 2017
Annual Report 2016 published	May 2017

a Dates may be subject to change.

ShareGift

Small parcels of shares, which may be uneconomic to sell on their own, can be donated to ShareGift – the share donation charity (Registered Charity number 1052686). ShareGift transfers these holdings into their name, aggregates them, and uses the proceeds to support a wide range of UK registered charities based on donor suggestion. They can also accept larger donations of shares.

If you would like further details about ShareGift, please visit www.sharegift.org, email help@sharegift.org or telephone them on 020 7930 3737.

Exchange rates

BT publishes its consolidated financial statements expressed in Sterling. The following tables provide certain information concerning the exchange rates between Sterling and US Dollars based on the noon buying rate in New York City for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2016	2015	2014	2013	2012

Period end	1.44	1.49	1.67	1.52	1.60
Average[a]	1.50	1.61	1.60	1.58	1.61
High	1.59	1.72	1.68	1.63	1.67
Low	1.39	1.47	1.48	1.49	1.53

[a] The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.
					Month
	April 2016	March 2016	February 2016	January 2016	December 2015

High	1.59	1.46	1.46	1.47	1.52
Low	1.39	1.40	1.39	1.41	1.48

On 29 April 2016, the latest practicable date for this Annual Report, the Noon Buying Rate was US$1.46 to £1.00.

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Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. A ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (ie in certificated form) or held in electronic (ie uncertificated) form in CREST (the electronic settlement system in the UK).

BT adopted new Articles of Association with effect from July 2015, to provide additional flexibility for BT when trying to trace shareholders and to amend the provisions in line with the provisions of the UK Corporate Governance code by providing for automatic retirement of all the directors at each AGM.

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decides otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice.

These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital

The company may by ordinary resolution:

(i)	divide all or any of its share capital into shares with a smaller nominal value; and
(ii)	consolidate and divide all or part of its share capital into shares of a larger nominal value.

The company may also:

(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the Board considers that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

(i)	which is in favour of more than four joint holders; or
(ii)	unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting

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to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

(g) Untraced shareholders

The company may sell any shares if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been cashed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. BT must take all reasonable steps in the circumstances, to trace shareholders. This can include engaging an asset reunification company or other tracing agent to search for shareholders who have not kept their details up-to date, or taking any other steps the company considers appropriate. Shareholders whose shares are sold following this process will not be able to claim the proceeds of the sale. BT will be able to use the proceeds in any way the Board from time to time thinks fit.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition. At least 21 clear days’ written notice must be given for every annual general meeting. For every other general meeting, at least 14 clear days’ written notice must be given. The Board can specify in the notice of meeting a time by which a person must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. The time specified must not be more than 48 hours before the time fixed for the meeting.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors’ remuneration

Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £65,000 a year and increasing by the percentage increase of the retail prices index (as defined by section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who: holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors’ votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(i)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;
(ii)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;
(iii)	which involves: the giving of any security, guarantee or indemnity to the director or any other person for money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;
(iv)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT securities; or where the director will be involved in the underwriting or sub-underwriting;
(v)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company – these rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;
(vi)	relating to an arrangement for the benefit of BT employees or former BT employees or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;
(vii)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;
(viii)	relating to the giving of indemnities in favour of directors;
(ix)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and
(x)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

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Subject to the relevant legislation, the shareholders can, by passing an ordinary resolution, ratify any particular contract carried out in breach of those provisions.

Directors’ appointment and retirement

Under BT’s Articles there must be at least two directors, who manage the business of the company. The shareholders can vary this minimum and/or decide a maximum by ordinary resolution. The Board and the shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director.

At every annual general meeting, all directors must automatically retire. A retiring director is eligible for re-election.

In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director, even though his or her time in office has not ended. They can elect a person to replace that director subject to the Articles, by passing an ordinary resolution. A person so appointed is subject to retirement by rotation when the director replaced would have been due to retire.

Directors’ borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intragroup among other things, at any time does not exceed £35bn. These borrowing powers may only be varied by amending the Articles.

(k) Sinking fund, liability to further calls and change of control

BT’s shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England and Wales. No shareholder is currently liable to make additional contributions of capital in respect of BT’s ordinary shares in the future. There are no provisions in the Articles or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

(l) Disclosure of interests in shares

Under the Financial Services and Markets Act 2000 and the UK Disclosure and Transparency Rules there is a statutory obligation on a person who acquires or ceases to have a notifiable interest in the relevant share capital of a public company like BT to notify the company of that fact. The disclosure threshold is 3%. These Rules also deal with the disclosure by persons of interests in shares or debentures of companies in which they are directors and certain associated companies. Under section 793 of the 2006 Act (referred to in (a) above), BT may ascertain the persons who are or have within the last three years been interested in its shares and the nature of those interests. The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Material contracts

The contracts summarised below (not being entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document by BT or another member of the group and are, or may be, material to the group or have been entered into by BT or another member of the group and contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Definitions

The definitions apply to the following section titled: Acquisition of EE – summary of the principal terms.

Acquisition: the acquisition by BT of EE

Articles: the articles of association of BT in force from time to time

Board: the Directors of the Company from time to time

BT Pension Scheme: BT’s main defined benefit pension scheme

Buy-Back Resolution: the resolution to approve the buy-back of Ordinary Shares from Deutsche Telekom and/or Orange pursuant to the CP Contracts

CP Contracts: the DT CP Contract and Orange CP Contract

Company: BT Group plc

Completion: completion of the Acquisition pursuant to the terms of the Share Purchase Agreement which occurred on 29 January 2016

Consideration Shares: the Ordinary Shares to be issued by the Company to the Sellers pursuant to the Share Purchase Agreement

Directors or Board of Directors: the directors of the Company whose names appear in the section in the shareholder circular entitled Directors, Company Secretary, Registered Office and Advisers

Financial Investor: a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act 1933 or a Qualified Investor as described in Section I(1) of Annex II to Directive 2004/39/EC, other than any activist fund, or any company licensed as a telecommunications operator (or its affiliates)

Ordinary Shares: the ordinary shares of nominal value 5 pence each in the capital of the Company, including, if the context requires, the Consideration Shares

Sellers: Deutsche Telekom and Orange

Shareholder: a holder of Ordinary Shares and “Shareholders” shall be construed accordingly

Sponsor: JP Morgan Cazenove

Transaction Documents: the Share Purchase Agreement, the Relationship Agreement, the Standstill and Lock-up Agreement and the CP Contracts

Acquisition of EE – summary of the principal terms

Share Purchase Agreement

On 5 February 2015, the Share Purchase Agreement was entered into between the Company, the Sellers, who held 100% of the issued share capital of EE on a combined basis, Deutsche Telekom AG as guarantor of Deutsche Telekom and Orange SA as guarantor of Orange. Pursuant to the Share Purchase Agreement, the Sellers agreed to sell, and the Company agreed to acquire, the entire issued share capital of EE. The Acquisition completed on 29 January 2016.

1. Seller Warranties, Indemnities and Covenants

1.1 Warranties

The Share Purchase Agreement contains customary warranties given by the Sellers, including in relation to authorisations, valid obligations, filings and consents for the entry of the Sellers into the Transaction Documents, and including in relation to the EE Group, its share capital, accounts and financial condition, material licences

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and approvals, compliance with laws, condition and sufficiency of its network and assets, tax, material contracts, related party arrangements, litigation, IP and IT systems, employees and benefit arrangements, pension schemes, real estate and ownership and conduct of the MBNL joint venture arrangement.

1.2 Indemnities

The Sellers agreed, amongst other things, to indemnify BT in the event that BT suffers loss as a result of certain regulatory fines being levied against BT or the EE Group, and against losses suffered by BT or the EE Group as a result of certain other investigations and disputes.

The warranties and indemnities given by the Sellers are subject to customary financial and other limitations.

1.3 Covenants

The Share Purchase Agreement contains customary covenants restricting the Sellers from competing with EE’s business for a period of three years following Completion (subject to customary exceptions for existing businesses and financial investments) and from soliciting employees of the EE Group for a period of two years following Completion (subject to customary exceptions).

The Share Purchase Agreement also contains a customary tax covenant in respect of liability for taxes due pre and post-Completion.

2. Company Warranties and Indemnity

The Share Purchase Agreement contains warranties given by the Company as to, amongst other things, its capacity and authority to enter into and perform its obligations under the Transaction Documents, compliance by the Company in all material respects with certain laws and regulations, the availability of financing for the cash element of the consideration for the Acquisition, the accuracy of its public filings, and there having been no material adverse change to its financial position since its last accounts date.

BT also agreed that it will indemnify the Sellers in the event that they suffer loss as a result of BT having taken certain actions in respect of the EE defined benefit pension scheme or the BT defined benefit pension scheme (but in relation to the BT Pension Scheme, only where Deutsche Telekom is identified as being connected to BT by virtue of the appointment of a Director to the Board by the Deutsche Telekom Group).

The warranties and indemnity given by BT are subject to customary financial and other limitations.

3. Other undertakings

The Sellers and BT agreed the scope and terms of certain transitional services arrangements required after Completion. The purpose of these transitional services agreements is to document any services that are currently provided by a party (or a member of its group) and that the recipient of those services wishes to continue to receive for a transitional period from Completion. Any services that a service recipient elects to continue to receive from Completion will be provided on the current terms or agreement applicable to the provision and receipt of those services. Unless otherwise agreed, the maximum term of each service is between six and 18 months depending on the type of service.

The Sellers (or the relevant members of their groups), BT, and EE agreed appropriate conditions for the continued use of the Orange or T-Mobile (as applicable) brands by EE. Such agreement included appropriate modifications to the existing brand licences to reflect the change in ownership of EE, and continued use of the brands will be for the purpose of an orderly wind-down and extraction of the Orange and T-Mobile brands from EE’s business and subject to the continued payment of royalties.

BT has also undertaken to Deutsche Telekom AG to provide, from Completion, a back-to-back guarantee of Deutsche Telekom AG’s guarantee to Hutchison, to a maximum value of £750 million. Deutsche Telekom AG’s existing arrangement guarantees EE’s obligations in respect of any liability incurred by EE under the MBNL joint operation.

4. Guarantee

Deutsche Telekom AG agreed to guarantee the performance by Deutsche Telekom, and Orange S.A. agreed to guarantee the performance by Orange, of their respective obligations under the Share Purchase Agreement.

Relationship Agreement

1. Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom

At Completion, BT entered into the Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom, which regulates aspects of the ongoing relationship between BT, Deutsche Telekom AG and the Deutsche Telekom Group.

The Relationship Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and traded on the London Stock Exchange’s main market for listed securities or (b) the Deutsche Telekom Group ceases to be interested in more than 3% of the issued ordinary share capital of BT.

The Relationship Agreement contains, among other things, undertakings from Deutsche Telekom AG that for such period as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT:

(i)	transactions and arrangements between BT and the Deutsche Telekom Group will be entered into on an arm’s length basis and on normal commercial terms;
(ii)	neither it nor any member of the Deutsche Telekom Group will take any action that would have the effect of preventing BT from complying with its obligations under the Listing Rules; and
(iii)	neither it nor any member of the Deutsche Telekom Group will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules (the “Independence Provisions”).

Deutsche Telekom AG undertakes to procure the compliance of its group members with the Independence Provisions.

2. Standstill Provisions

The Relationship Agreement contains standstill provisions pursuant to which Deutsche Telekom AG undertakes on behalf of itself and the Deutsche Telekom Group for a period of three years from the date of the Relationship Agreement (the “Initial Standstill Period”), subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Deutsche Telekom Group and any of its concert parties increases above 12% of Ordinary Shares in issue at any time;
(ii)	act in concert with any person with respect to the holding, voting or disposition of any shares or other securities of BT;
(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of Shareholders; or
(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part only, the “Standstill Provisions”).

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The exceptions to the Standstill Provisions include circumstances:

(i)	where the Deutsche Telekom Group acquires an interest in any shares or other securities of BT from the Orange Group provided that such acquisition does not increase the aggregate interest of the Deutsche Telekom Group and its concert parties above 15% of the Ordinary Shares in issue;
(ii)	where the Deutsche Telekom Group announces an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”) or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;
(iii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and
(iv)	where BT makes any offering or issue of shares or other securities and the Deutsche Telekom Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

Under the Relationship Agreement, Deutsche Telekom AG undertakes, among other things, that for a period of two years from the expiry of the Initial Standstill Period, in the event that the Deutsche Telekom Group acquires (other than as a result of a reduction or re-organisation of share capital or re-purchase of shares or other securities of BT) any Shares in excess of 15% of the Ordinary Shares in issue (the “Excess Shares”), it shall procure that the votes attaching to such Excess Shares shall be exercised (subject to the provisions of the Code and applicable law or regulation) in accordance with the recommendation of the Board of Directors of BT on all shareholder resolutions which relate to a transfer of an interest in Ordinary Shares carrying in aggregate 30% or more of the voting rights of BT and on all special resolutions of BT. After expiry of the Initial Standstill Period, the Deutsche Telekom Group will otherwise be free to increase its shareholding in BT.

3. Lock-up Provisions

The Relationship Agreement contains lock-up provisions pursuant to which Deutsche Telekom AG and Deutsche Telekom undertake for a period of 18 months from the date of the Relationship Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, offer, sell, contract to sell, grant or sell options over, purchase any option or contract to sell, transfer, charge, pledge, grant any right or warrant or otherwise transfer, lend or dispose of any shares in BT or any securities convertible into or exercisable or exchangeable for such shares, or announce or otherwise publish an intention to do any of the foregoing (each of the above activities being a “Disposal”). The exceptions include:

(i)	where Deutsche Telekom AG or Deutsche Telekom accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;
(ii)	any Disposal to any member of the Deutsche Telekom Group, provided that the transferee agrees to be bound by the restrictions of the Relationship Agreement; and
(iii)	any sale of shares via any single off-market trade to a Financial Investor of no more than 5% each of the Ordinary Shares in issue of BT (or, on one occasion only, the sale of two stakes of not more than 5% each at the same time to two different Financial Investors), provided that any transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Relationship Agreement.

4. DT CP Contract

Prior to any Disposal by Deutsche Telekom AG, Deutsche Telekom or any of their group members in accordance with paragraph 3(iii) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the DT CP Contract.

Pursuant to the DT CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the Ordinary Shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The DT CP Contract will terminate 18 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Orange and Orange SA, the maximum amount of Ordinary Shares BT can acquire by exercise of its rights of first offer is approximately 14% of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. In addition, BT has separately undertaken to give the Sponsor prior notice of its intention to make an offer for Ordinary Shares under the DT CP Contract, to consult with the Sponsor regarding such offer and not to make such offer unless at the relevant time the Board, having been so advised by the Sponsor, considers such offer to be fair and reasonable as far as Shareholders are concerned. After expiry of the lock-up period described above, the Deutsche Telekom Group will be free to dispose of its shareholding in BT without further restriction.

5. Rights of Deutsche Telekom AG

Under the Relationship Agreement, subject to compliance with any applicable regulatory requirements, Deutsche Telekom AG is able to appoint one Non-Executive Director (the “Deutsche Telekom Representative Director”) to the Board for so long as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT (provided that, if the shareholding is reduced below 10% as a result of a non-pre-emptive share issuance by BT, the board appointment right shall continue for as long as the Deutsche Telekom Group holds at least 8% of BT’s shares but provided further that such reduced shareholding shall not have occurred as a result of the Deutsche Telekom Group selling Ordinary Shares, and also provided that the Deutsche Telekom Group must top up to 10% within 12 months or the right will lapse). Any such appointment shall be made in consultation with the BT Nominating & Governance Committee and the appointee must be approved by the BT Chairman (such approval not to be unreasonably withheld or delayed).

The Relationship Agreement provides for the establishment of a new committee of BT (the “Conflicted Matters Committee”) which shall assess whether and to what extent the Board papers and

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Board meetings of BT are likely to consider or refer to any matter in respect of which the Conflicted Matters Committee believes that either:

(i)	BT and the Deutsche Telekom Group are competitors; or
(ii)	there is an actual or potential conflict of interest between BT and the Deutsche Telekom Group (a “Conflicted Matter”).

The Conflicted Matters Committee shall comprise of at least three members including at all times the Secretary to the Board, the Head of Competition and Regulatory Law and the Director of Governance. The Deutsche Telekom Representative Director shall not be a member of the Conflicted Matters Committee. The Deutsche Telekom Representative Director shall not attend any Board meeting of BT unless a senior compliance officer of Deutsche Telekom AG has received prior confirmation that the Conflicted Matters Committee has considered whether such attendance raises any concerns in relation to a Conflicted Matter. In the event that the Conflicted Matters Committee has a serious or immediate concern in relation to a Conflicted Matter, the Deutsche Telekom Representative Director shall not attend any Board meetings in relation to the Conflicted Matter and shall not receive any information in relation to the Conflicted Matter.

Deutsche Telekom AG is also entitled to receive, subject to compliance by BT with its legal and regulatory obligations, such financial or other information in relation to the BT Group as is necessary or reasonably required by Deutsche Telekom AG in order to comply with its reporting requirements and legal, regulatory or tax obligations.

Standstill and Lock-up Agreement with Orange SA and Orange

1. Standstill and Lock-up Agreement

BT entered into a Standstill and Lock-up Agreement with Orange SA and Orange on Completion, which regulates the ability of the Orange Group to deal in shares and other securities of BT. The Standstill and Lock-up Agreement terminates if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities or (b) the Orange Group ceases to be interested in more than 3% of the issued ordinary share capital of BT.

2. Standstill Provisions

The Standstill and Lock-up Agreement contains standstill provisions pursuant to which Orange SA undertakes on behalf of itself and its group for a period of three years from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Orange Group and its concert parties increases above 4% of Ordinary Shares in issue at any time;
(ii)	act in concert with any person in respect of the holding, voting or disposition of any shares or other securities of BT;
(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of the Shareholders; or
(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part only, the “Standstill Provisions”).

The exceptions to the Standstill Provisions include:

(i)	where the Orange Group announces an offer under Rule 2.7 of the Code or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;
(ii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and
(iii)	where BT makes any offering or issue of shares or other securities and the Orange Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

After expiry of the standstill period, the Orange Group will otherwise be free to increase its shareholding in BT.

3. Lock-up Provisions

The Standstill and Lock-up Agreement contains lock-up provisions pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal. The exceptions include:

(i)	any Disposal to the Deutsche Telekom Group;
(ii)	where Orange SA or Orange accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;
(iii)	any Disposal to any member of the Orange Group, provided that the transferee agrees to be bound by the restrictions of the Standstill and Lock-up Agreement;
(iv)	any sale of shares via any single off-market trade to a Financial Investor of up to all the shares of BT in which the Orange Group has an interest, provided that the transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Standstill and Lock-up Agreement; and
(v)	if the Orange Group owns 2% or less of the issued ordinary share capital of the Company, any Disposal which is by way of a swap or other agreement to transfer the economic ownership of the shares.

4. Orange CP Contract

Prior to any Disposal by Orange SA, Orange or any of their group members, in accordance with paragraph 3(iv) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the Orange CP Contract.

Pursuant to the Orange CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The Orange CP Contract will terminate 12 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Deutsche Telekom AG and Deutsche Telekom, the maximum amount of Ordinary Shares BT

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can acquire by exercise of its rights of first offer is approximately 14% of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. After expiry of the lock-up period described above, the Orange Group will be free to dispose of its shareholding in BT without further restriction.

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including: US expatriates; insurance companies; tax-exempt organisations; banks; regulated investment companies; financial institutions; securities broker-dealers; traders in securities who elect a mark-to-market method of accounting; persons subject to alternative minimum tax; investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT; persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction; persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation; or persons whose functional currency is not the US Dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.

For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to US federal income taxation regardless of its sources, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom-United States Convention relating to estate and gift taxes, and (iii) the United Kingdom-United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

US Holders should consult their own tax advisers as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends

Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession or vocation in the UK through a branch or agency, or, in the case of a company, a permanent establishment in the UK, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.

For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US Dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary. In the case of ADSs, a US Holder who converts Sterling into US Dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert Sterling into US Dollars on the date of receipt generally will have a tax basis in Sterling equal to their US Dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of Sterling generally will be US source ordinary income or loss. In addition, in a situation where US holders receive distributions of previously taxed earnings and profits, foreign currency gain or loss will generally be recognised as the same source as the associated income included under Subpart F rules for US federal income tax purposes. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.

For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and generally will constitute ‘passive income’. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a Dollar for Dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.

There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum of 20%) in respect of qualified dividend income. There could also be a 3.8% net investment income tax on dividends to individuals and other non-corporate holders with income above a certain amount. For these purposes, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax adviser regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

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Taxation of capital gains

Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the UK through a branch, agency, or in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation, the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.

A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK on or after 17 March 1998 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the UK or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the UK or is Treaty non-resident at the time of disposal.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US Dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Non-corporate US Holders may also be subject to a 3.8% tax on net investment income in respect of any gains.

A US Holder’s tax basis in an ordinary share or ADS will generally be its US Dollar cost. The US Dollar cost of an ordinary share or ADS purchased with foreign currency will generally be the US Dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares or ADSs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares or ADSs for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares or ADS traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the tax year ended 31 March 2016. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisers regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding

Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. In addition, non-corporarte US Holders may be required to report their investment on a Form 8938. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are US persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not US persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty

A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

262	BT Group plc
Annual Report 2016

The above statements are intended as a general guide to the current position. Certain categories of person (including recognised market makers, brokers and dealers) may not be liable to stamp duty or SDRT or may, although not liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs

The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid (otherwise than as a result of a specific exemption, deduction, exclusion, credit or allowance).

Limitations affecting security holders

There are no government laws, decrees, regulations, or other UK legislation which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company except as otherwise described in Taxation (US Holders).

There are no limitations under UK law restricting the right of non-residents to hold or to vote shares in the company.

263

Overview	The Strategic Report	Governance	Financial statements	Additional information

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street NE, Washington, DC 20549, US.

These reports may be accessed via the SEC’s website at www.sec.gov

Publications

BT produces a series of reports on the company’s financial, compliance, and social and environmental performance.

Document	Publication date

Notice of meeting	May
Annual Report & Form 20-F	May
Delivering our purpose report	May
EAB Annual Report	May
Expected quarterly results releases	July, October, January and May
Current Cost Financial Statements	July
The Way We Work, a statement of business practice

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or contact our Registrars in the UK, at the address opposite.

Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings) can be accessed online at www.bt.com/aboutbt. More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at www.bt.com/deliveringourpurpose

Electronic communication

Shareholders can choose to receive their shareholder documents electronically rather than by post.

Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline.

Shareholder communication

BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.

All investors can visit our website at www.bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors, financial analysts, industry analysts and journalists.

Private shareholders

If private shareholders have any enquiries about their shareholding, they should contact our Registrars, Equiniti, at the address below. Equiniti maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Shareholder Helpline

Tel: Freefone 0808 100 4141

Fax: 01903 833371

Textphone: Freefone 0800 169 6907

From outside the UK:

Tel: +44 121 415 7178

Fax: +44 1903 833371

Textphone: +44 121 415 7028

https://help.shareview.co.uk

The Registrar	ADR Depositary
Equiniti	JPMorgan Chase & Co
Aspect House	PO Box 64504
Spencer Road	St Paul, MN 55164-0854, US
Lancing	Tel: +1 800 990 1135
West Sussex	(General)
BN99 6DA	or +1 651 453 2128
www.equiniti.com	(From outside the US)
or +1 800 428 4237
(Global Invest Direct)
email:
jpmorgan.adr@wellsfargo.com
www.adr.com

General enquiries

BT Group plc

BT Centre

81 Newgate Street

London EC1A 7AJ

United Kingdom

Tel: 020 7356 5000

From outside the UK:

Tel: +44 1793 596 931

Institutional investors, financial and industry analysts

Institutional investors and financial analysts may contact BT Investor Relations on:

Tel: 020 7356 4909

email: ir@bt.com

Industry analysts and consultants may contact BT Analyst Relations on:

Tel: 020 7356 4909

email: industryenquiry@bt.com

264	BT Group plc
Annual Report 2016

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes. None of the websites referred to in this Annual Report 2016, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

1	Identity of directors, senior management and advisers	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data
		Group performance
		Financial highlights	95
		Selected financial data	243
		Information for shareholders
		Exchange rates	253
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company

4A	History and development of the company	Our lines of business	58
		Information for shareholders
		Background	249
		Group performance
		Capital expenditure	105
		General information
		Capital management and funding policy	152
4B	Business overview	Performance in the year	8
		Our purpose	21
		Our goal	21
		Our strategy	21
		Our culture	24
		Our networks and physical assets	34
		Research and development	36
		Brand and reputation	37
		Our lines of business	58
		Stakeholders and relationships
		Our markets and customers	38
		Our suppliers	39
		Human Rights	40
		Our relationship with HM Government	41
		Regulation	41
		Consolidated financial statements
		Notes to the consolidated financial statements
		Segment information	181
		Financial and operational statistics
		Operational statistics	247
		Information for shareholders
		Cautionary statement regarding forward-looking statements	248
4C	Organisational structure	Operating Committee	26
		Our business model	28
		Our lines of business	58
		Financial statements of BT Group plc
		Notes to the company financial statements
		Related Undertakings	228
4D	Property, plants and equipment	Our networks and physical assets
		Properties	36
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	194
		Financial and operational statistics
		Financial statistics	245

265

Overview	The Strategic Report	Governance	Financial statements	Additional information

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

5	Operating and financial review and prospects

5A	Operating results	Our lines of business	58
		Group performance[a] [b]	96
		Protecting the environment	43
		Our performance as a sustainable and responsible business
		(summary table)	45
		Alternative performance measures	240
		Information for shareholders
		Cautionary statement regarding forward-looking statements	248
5B	Liquidity and capital resources	Group performance[a] [b]	96
		Information for shareholders
		Cautionary statement regarding forward-looking statements	248
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	210
		Financial instruments and risk management	214
		Financial commitments and contingent liabilities	221
5C	Research and development, patents and licences	Research and development	36
		Financial and operational statistics
		Financial statistics	245
5D	Trend information	Group performance[a] [b]	96
		Selected financial data	243
		Information for shareholders
		Cautionary statement regarding forward-looking statements	248
5E	Off-balance sheet arrangements	General information
		Off-balance sheet arrangements	152
5F	Tabular disclosure of contractual obligations	Group performance
		Contractual obligations and commitments	108

6	Directors, senior management and employees

6A	Directors and senior management	Board of Directors	112
		The Board	114
6B	Compensation	Reports of the Board committees
		Report on Directors’ Remuneration	128
		Consolidated financial statements
		Notes to the consolidated financial statements
		Retirement benefit plans	199
		Share-based payments	207
6C	Board practices	Board of Directors	112
		The Board	114
		Reports of the Board committees
		Report on Directors’ Remuneration	128
6D	Employees	Our people	31
		Group performance
		Income statement
		Operating costs	98
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	186
6E	Share ownership	Reports of the Board committees
		Report on Directors’ Remuneration	128
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share-based payments	207

266	BT Group plc
Annual Report 2016

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

7	Major shareholders and related party transactions

7A	Major shareholders	Shareholders and Annual General Meeting
		Relations with shareholders
		Substantial shareholdings	154
		Information for shareholders
		Analysis of shareholdings at 31 March 2016	250
7B	Related party transactions	Directors’ information
		Interest of management in certain transactions	150
		Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	220
7C	Interests of experts and counsel	Not applicable

8	Financial information

8A	Consolidated statements and other financial information	See Item 18 below
		General information
		Legal proceedings	152
		Group performance
		Dividends[b]	100
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	221
		Information for shareholders
		Dividends	251
		Articles of Association (Articles)
		Dividends	254
8B	Significant changes	Directors’ information
		Going concern	149

9	The offer and listing

9A	Offer and listing details	Information for shareholders
		Stock exchange listings
		Share and ADS prices	249
9B	Plan of distribution	Not applicable
9C	Markets	Information for shareholders
		Stock exchange listings	249
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information

10A	Share capital	Not applicable
10B	Memorandum and articles of association	Information for shareholders
		Articles of Association (Articles)	254
10C	Material contracts	Information for shareholders
		Material contracts	256
10D	Exchange controls	Information for shareholders
		Limitations affecting security holders	262
10E	Taxation	Information for shareholders
		Taxation (US Holders)	260
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Information for shareholders
		Documents on display	263
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Notes to the consolidated financial statements
		Significant accounting policies
		Financial instruments	179
		Notes to the consolidated financial statements
		Financial instruments and risk management	214

12	Description of securities other than equity securities	Not applicable

267

Overview	The Strategic Report	Governance	Financial statements	Additional information

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders and use of proceeds	Not applicable

15	Controls and procedures	General information
		US Regulation
		US Sarbanes-Oxley Act of 2002	150
		Disclosure controls and procedures	150
		Internal control over financial reporting	151
		Report of the independent auditors – Consolidated financial
		statements
		United States opinion	164

16A	Audit committee financial expert	General information
		US Regulation
		US Sarbanes-Oxley Act of 2002	150
16B	Code of ethics	General information
		US Regulation
		US Sarbanes-Oxley Act of 2002	150
16C	Principal accountants’ fees and services	Consolidated financial statements
		Notes to the consolidated financial statements
		Audit, audit related and other non-audit services	186
		Reports of the Board Committees
		Audit & Risk Committee Chairman’s report	118
16E	Purchases of equity securities by the issuer and	Information for shareholders
	affiliated purchasers	Share buyback	251
16F	Change in registrant’s reporting accountant	Not applicable
16G	Corporate Governance	General information
		US Regulation
		New York Stock Exchange	150

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors – Consolidated financial
		statements
		United States opinion	164
		Financial statements	165

[a]	Excluding the information under the sub-heading “Profit forecast considered within the Listing Prospectus” and “Outlook for 2016/17 and 2017/18” on page 96.
[b]	Excluding the last sentence ending in “... in our Outlook on page 96.” under the sub-heading “Dividends” on page 100.

268	BT Group plc
Annual Report 2016

Glossary of terms

2G: the second generation of mobile telephony systems. It uses digital transmission to support voice, low-speed data communications and short messaging services.

3G: the third generation of mobile systems. It provides high-speed data transmission and supports multimedia applications like video, audio and internet access as well as conventional voice services.

4G: the fourth generation of mobile systems. It is designed to provide faster data download and upload speeds on mobile networks.

ADSL: asymmetric digital subscriber line – a digital technology that allows the use of a standard telephone line to provide high-speed data communications.

ARPU: average revenue per user.

BDUK: Broadband Delivery UK – the UK Government body charged with helping to oversee the use of public money for rolling out fibre broadband in harder-to-reach parts of the country.

BTPS: BT Pension Scheme – the defined benefit pension scheme which was closed to new members on 31 March 2001.

BTRSS: BT Retirement Saving Scheme – the scheme set up on 1 April 2009 as a successor to the BT Retirement Plan. It is a contract-based, defined contribution arrangement.

CP: communications provider – a provider of communications services – telephony, broadband, video on demand and other services.

DSL: digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line.

Ethernet: high-capacity, high-speed digital connections available throughout the UK. They tend to be used by businesses and offices for which a domestic connection is inadequate when large numbers of devices have to be online.

FTTC: fibre-to-the-cabinet – a variant of GEA which uses fibre to provide high connection speeds from the exchange to a street cabinet near to a customer premises, and a copper line for the final connection to the premises.

FTTP: fibre-to-the-premises – a variant of GEA which uses fibre to provide high connection speeds for the whole route from the exchange to the customer.

G.Fast: an innovative technology that uses higher frequencies than FTTC to provide faster broadband speeds over copper.

GEA: generic Ethernet access – Openreach’s wholesale fibre broadband product.

IP: internet protocol – a packet-based protocol for delivering data – including voice and video – across networks.

IPTV: internet protocol television – the combination of broadcast content with broadband content, delivering both through the television.

IPX: IP exchange – a telecommunications interconnection model for the exchange of IP-based traffic between customers of separate mobile and fixed operators.

Ladder pricing: Ladder pricing links the amounts that BT charges mobile operators for mobile calls to 0800, 0845 and 08700 numbers terminating on our network to the retail price charged by mobile operators to their customers.

LLU: local loop unbundling – the process by which CPs can rent the copper lines between BT’s exchanges and customer premises from Openreach to provide voice and broadband services using their own equipment.

M2M: machine-to-machine – M2M communications refers to connecting electronic devices to one another. This can streamline processes and enable tasks to be automated.

Managed Ethernet Access Service: a product that uses pseudo wire technology to carry Ethernet traffic between the mobile operators; cell and core sites in a single converged packet network.

MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service.

MVNO: mobile virtual network operator – an arrangement where a retailer sells mobile services under its own brand but uses a mobile network owned by another operator to do so.

269

Overview	The Strategic Report	Governance	Financial statements	Additional information

Ofcom: the independent regulator and competition authority in the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services.

PIA: passive infrastructure access – this occurs when one company accesses ducts owned by another and installs its own fibre optic or other cables.

POLOs: payments to other licensed operators – typically refers to payments by one CP to another CP when terminating voice traffic on their network to carry the call to the customer receiving the call.

PoPs: points of presence – this refers to a location in a city where BT has the ability to connect customers to one of its networks.

RFT: ‘Right First Time’ – the internal measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations.

SIP: session initiation protocol – a method for creating, modifying and terminating sessions with one or more participants. These include internet telephone calls, multimedia distribution and multimedia conferences.

SIP Trunk: this replaces the need for traditional analog, T1-based Public Switched Telephone Network connections with termination instead provided over a company’s public or private internet connection through a SIP provider.

Undertakings: legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach.

VDSL: very high speed DSL – a high-speed variant of DSL technology. It provides a high headline speed by reducing the length of the access line copper by connecting to fibre at the cabinet.

VoIP: voice over internet protocol – a method of transporting speech over the internet.

VPN: virtual private network – a secure way to create an apparent dedicated network between nodes over a network infrastructure, which is in reality shared with other services.

WAN: wide area network – a computer network that exists over a relatively large geographical area that connects two or more smaller networks. This enables computers and users in one location to communicate with computers and users in other locations.

WBC: wholesale broadband connect – a product supplied by BT Wholesale which provides high-speed, high-performance broadband services.

WLR: wholesale line rental – a product supplied by Openreach which is used by other CPs to offer telephony services using their own brand, pricing structure and billing, but using BT’s network.

Notes

Notes

Notes

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2015/16 is to the financial year ended 31 March 2016 and a reference to a year expressed as 2016 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2016. References to ‘last year’ and ‘prior year’ are to the financial year ended 31 March 2015.

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